Form 10-K, Exhibit 13
period 1993-12-31
ARKLA INC
filed 1994-03-28
CIK 7314

                                   EXHIBIT 13

                           FINANCIAL CONTENTS


Selected Financial Data                                         26

Management Analysis
Proposed Name Change                                            26
Organization and Accounting Policies                            26
Strategic Action Plan                                           27
Proposed Equity Offering                                        27
Sale of Arkla Exploration Company                               27
Sale of Louisiana Intrastate Gas Corporation                    27
Acquisition of Diversified Energies, Inc                        27
Contract Termination Charge                                     27
Significant Trends                                              27
Material Changes in the Results of Continuing Operations
        General                                                 28
        Operating Income by Business Unit                       28
        Natural Gas Distribution                                28
        Natural Gas Pipeline                                    30
        Corporate and Other                                     33
        Consolidated                                            33
Discontinued Operations                                         34
Liquidity and Capital Resources
        Invested Capital                                        35
        Cash Flow Analysis                                      35
Commitments and Contingencies                                   39
Accounting Changes                                              42
Benefit Plan Assumptions                                        43
Ratio of Earnings to Fixed Charges                              43
Debt Retirement Schedule                                        43
Common Stock Prices and Dividends                               43

Financial Statements & Schedules
Statement of Consolidated Income                                44
Consolidated Balance Sheet                                      45
Statement of Consolidated Stockholders' Equity                  46
Statement of Consolidated Cash Flows                            47
Notes to Consolidated Financial Statements                      48
Report of Independent Accountants                               65
Management's Responsibility for Financial Statements            65
Quarterly Information                                           66

Selected Financial Data1

The following data should be read in conjunction with the Company's consolidated financial statements and accompanying notes and "Management Analysis" found elsewhere herein.


_________________________________________________________________________________________________________
(millions of dollars, except per share amounts)   1993      1992       1991      1990       1989
_________________________________________________________________________________________________________
Operating revenues                               $2,949.6  $2,743.8   $2,724.4  $2,350.0   $2,222.8
_________________________________________________________________________________________________________
Income (loss) from continuing  operations        $   39.9  $    6.2   $   16.5  $  100.8   $ (31.6)
_________________________________________________________________________________________________________
Income (loss) from continuing operations
   per common share                              $   0.26  $ (0.01)   $   0.08  $   1.04   $ (0.46)
_________________________________________________________________________________________________________
Total assets                                     $3,727.8  $4,059.0   $4,806.9  $4,785.6   $3,457.0
_________________________________________________________________________________________________________
Long-term obligations                            $1,629.4  $1,783.1   $1,551.5  $1,450.2   $1,162.3
_________________________________________________________________________________________________________
Dividends per common share                       $   0.28  $   0.48   $   1.08  $   1.08   $   1.08
_________________________________________________________________________________________________________


1 The results of operations of Minnegasco are included subsequent to its acquisition in December 1990. The results of operations of Louisiana Intrastate Gas Corporation are included from its acquisition in July, 1989 to its sale at June 30, 1993, see "Sale of Louisiana Intrastate Gas Corporation" elsewhere herein. Results of operations for 1993 and 1989 include the impact of significant non-recurring charges, see "Contract Termination Charge" and "Gas Supply Contract Matters" under "Management Analysis" elsewhere herein.


Management Analysis

Proposed Name Change

The Company has announced its intention to change its name from Arkla, Inc. to NorAm Energy Corp., subject to approval by the Company's stockholders at the annual meeting to be held in May, 1994. Certain of the Company's subsidiaries also are expected to make corresponding name changes.

Organization and Accounting Policies

The Company's principal activities are in the natural gas industry, with operations in natural gas distribution (Distribution) and natural gas transmission, including marketing, gathering and storage (Pipeline or Natural Gas Pipeline). The Company previously conducted operations in the exploration and production (E&P) and radio communications businesses, which have been discontinued as further described under "Discontinued Operations" elsewhere herein and in Note 8 of Notes to Consolidated Financial Statements. E&P had a minority public ownership of approximately 18% until early 1992, see "Discontinued Operations" elsewhere herein. The Company's legal structure consists of a number of divisions and subsidiaries, all of which are wholly owned except for Itron, Inc., of which the Company owns common stock representing ownership of approximately 18.5%, see "Discontinued Operations" elsewhere herein.

        As with other similarly situated firms, the Company's natural gas distribution and interstate natural gas pipeline businesses are subject to various forms of rate regulation which (1) are intended to allow the Company to recover its prudently incurred costs, including a reasonable return on stockholder investment and (2) create economic impacts which historically have been reflected in the Company' s financial statements in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). The Company discontinued the application of SFAS 71 to its Arkla Energy Resources subsidiary (AER Co.) effective as of December 31, 1992, see "Natural Gas Pipeline" under "Material Changes in the Results of Operations" elsewhere herein.

        The Company changed its method of accounting for income taxes, postemployment benefits and postretirement benefits as of

January 1, 1991, 1992 and 1993, respectively, see "Accounting Changes" elsewhere herein.

        The reader is directed to Note 1 of Notes to Consolidated Financial Statements for a discussion of the Company's other significant accounting policies.

Strategic Action Plan

The Company has implemented a strategic action plan designed to narrow the focus of its operations and increase long-term stockholder value. In this regard, the Company has (1) significantly reduced its ongoing costs through staff reductions and other cost control measures, (2) sold its E&P operations,
(3) sold its intrastate pipeline business as conducted by Louisiana Intrastate Gas Corporation and Subsidiaries, (4) completed or is in the process of completing the sale and exchange of several of its distribution properties and
(5) disposed of certain other non-core businesses.

        During 1993, the Company also evaluated strategic alternatives with respect to its interstate pipeline business, ranging from contractual alliances to the sale of all or a portion of such business. In July 1993, the Company announced that, based on its evaluation, the Company's Management and Board of Directors had concluded that it is in the best interests of Arkla's stockholders for the Company to retain full ownership and operating control of its interstate pipeline business.

        Additional information concerning the implementation of specific components of this strategic action plan can be found under various headings elsewhere herein.

Proposed Equity Offering

On March 15, 1994, the Company announced its intention to offer for sale to the public approximately $100 million of its common stock. The Company currently plans to file a registration statement with the Securities and Exchange Commission prior to March 31, 1994 and expects that the net proceeds from the offering will be used to retire a portion of the Company's long-term debt, see "Net Cash Flow from Financing Activities" elsewhere herein.

Sale of Arkla Exploration Company

On December 31, 1992, the Company completed the sale of Arkla Exploration Company to Seagull Energy Corporation. This sale terminated the Company's activities in the exploration and production business and, accordingly, the Company's Consolidated Financial Statements and related data were restated to reflect E&P's operating results, cash flows and net assets as "discontinued operations," see "Discontinued Operations" elsewhere herein and Note 8 of Notes to Consolidated Financial Statements.

Sale of Louisiana Intrastate Gas Corporation

On June 30, 1993, the Company completed the sale of its intrastate pipeline business as conducted by Louisiana Intrastate Gas Corporation and Subsidiaries
(LIG) to a subsidiary of Equitable Resources, Inc. for $191 million in cash, see "Natural Gas Pipeline" under "Material Changes in the Results of Operations" elsewhere herein and Note 9 of Notes to Consolidated Financial Statements.

Acquisition of Diversified Energies, Inc.

In November 1990, the Company acquired Diversified Energies, Inc. (DEI) in a transaction accounted for as a purchase. The merger was effective for accounting purposes on December 1, 1990, and, accordingly, DEI's transactions and balances (except for the results of operations of Dyco Petroleum Corporation which was sold in 1991) are included herein and in the Company's consolidated financial statements beginning with the month of December 1990. Prior to its acquisition by the Company, DEI was a holding company headquartered in Minneapolis, Minnesota, primarily engaged in natural gas distribution, gas and oil exploration and production and radio communications. For additional information on these matters, see "Discontinued Operations" elsewhere herein and Notes 8 and 9 of Notes to Consolidated Financial Statements.

Contract Termination Charge

Effective December 31, 1993, the Company completed a comprehensive settlement agreement with certain subsidiaries of Samson Investment Company pursuant to which a number of outstanding contractual arrangements between the parties were terminated or substantially modified, see "Natural Gas Pipeline" under "Material Changes in the Results of Operations" elsewhere herein.

Significant Trends

In recent years, the Company's results of operations have shown a trend of increasing interest expense. While this increase was due, in part, to the growth the Company had experienced, it also was reflective of the significant gap which had existed between the Company's internally generated cash and the level of its capital spending, gas purchase contract settlement expenditures and dividend payments. The Company has taken steps which reduced its interest expense during 1993 and are expected to further reduce its interest expense in the future, see "Cash Flow Analysis" elsewhere herein.

        The Company's results of operations also have shown a trend of increasing operating revenues without a corresponding trend of increased operating income, largely due to the declining margins in certain portions of the Company's interstate pipeline business, although results for 1993 show significant improvement over the historical trend, see "Natural Gas Pipeline" under "Material Changes in the Results of Operations" elsewhere herein.

Material Changes in the Results of Continuing
Operations

General

The Company's results of operations are seasonal due to fluctuations in the demand for and price of natural gas, although, as further discussed elsewhere herein, the Company has obtained rate design changes in its regulated businesses which generally have reduced the sensitivity of the Company's earnings to seasonal weather patterns and further such changes are anticipated.

        As previously described, the Company's principal operations are in Pipeline and Distribution. The Company's pipeline businesses have experienced a prolonged period of regulatory change in which they were required to (1) restructure and reprice their services and (2) drastically reduce and restructure their portfolio of gas purchase contracts. In response to item (2), the Company, particularly through its AER Co. subsidiary, was required to expend significant amounts of money, a substantial portion of which it was not allowed to or was unable to recover through its service rates, resulting in decreased earnings and an increased level of debt. This regulatory change also has increasingly subjected certain portions of these businesses to competitive market forces, thus limiting their ability to reach historical levels of return on investment. The Company's distribution businesses have faced increased competition in certain types of service and are being required to assume certain functions previously provided by their pipeline suppliers but, in general, have not faced the dramatic declines in profitability experienced by certain interstate pipeline businesses, including AER Co. Indeed, the Company's distribution units generally have shown a trend of increasing profitability.

        Therefore, the Company's ability to improve its overall profitability will depend, to a large extent, on its success in meeting the objectives of (1) increasing the profitability of Pipeline through improved rate design, aggressive marketing of its services and continued reduction of its overall costs (thus increasing its competitiveness), (2) maintaining the profitability of Distribution through timely and well designed rate filings, increasing its customer base through aggressive marketing and controlling its costs in order to remain competitive and offset regulatory lag, (3) developing and expanding the Company's unregulated natural gas marketing business through the acquisition of new markets and the provision of services at a unit cost which will allow it to compete effectively with the industry leaders in this business and (4) reducing the Company's overall leverage and related interest expense, thus increasing the Company's flexibility to pursue future opportunities for attractive investment.

        The Company intends to vigorously pursue the objectives discussed above, although certain factors which are key to reaching these objectives are largely beyond the Company's control. Growth in Distribution is, to a significant extent, dependent on economic conditions in its service areas and on the cost and efficiency of competing fuels and technologies. The rate initiatives planned by all of the Company's regulated businesses are subject to the authority of various regulatory bodies and, therefore, cannot be assured as to timing or ultimate success. With respect to interest expense, the Company has a large amount of fixed-rate long-term debt, a substantial portion of which cannot be efficiently replaced with lower cost debt in the near term due to restrictions in the terms of each such series of debt, as well as restrictions placed on the Company by certain of its other financial arrangements. In addition, the Company's interest expense is subject to change based on the movement of market interest rates to the extent that it has floating rate borrowings under its revolving credit facility, continues to utilize its accounts receivable sales program or has otherwise subjected itself to interest rate risk.

        With respect to lowering its overall level of debt, the level of success will largely be a function of the Company's ability to generate cash internally, through issuance of equity or otherwise. The internal generation of cash will depend to a significant extent on the Company's success in meeting its other objectives as described previously. The Company's ability to issue equity for the purpose of reducing debt and the desirability of doing so are dependent on, among other factors, the market for the Company's equity and for equities in general and on the Company's ability to efficiently utilize the cash proceeds, see "Proposed Equity Offering" elsewhere herein.

        Following are discussions of the results of operations for the Company's businesses, including further discussion of the impact of the above factors on each such business and the progress being made in reaching the objectives discussed above. Certain prior year amounts have been reclassified to conform to current presentation.

Operating Income (Loss) by Business Unit
- ------------------------------------------------------------------

__________________________________________________________________
(millions of dollars)            1993       1992        1991
__________________________________________________________________
Natural gas distribution        $174.8      $168.0      $159.1
Natural gas pipeline              78.2        15.7        28.0
Corporate and other             (17.4)      (20.2)      (10.3)
- ------------------------------------------------------------------
        Subtotal                 235.6       163.5       176.8
LIG                                5.6        25.1        32.1
Contract termination charge     (34.2)          _            _
- ------------------------------------------------------------------
        Consolidated            $207.0      $188.6      $208.9
- ------------------------------------------------------------------

Natural Gas Distribution

The Company's natural gas distribution business is conducted by the Arkansas Louisiana Gas Company, Entex and Minnegasco divisions of Arkla, Inc. Entex, Inc. merged with Arkla, Inc. in February 1988 in a transaction accounted for as a pooling of interests, while Minnegasco (formerly the subsidiary of DEI which conducted its natural gas distribution business) became part of Arkla, Inc. effective with the December 1990 acquisition of DEI, see "Acquisition of Diversified Energies, Inc."
elsewhere herein and Notes 8 and 9 of Notes to Consolidated Financial Statements. Minnegasco's principal operations historically have been in Minnesota, Nebraska and, to a lesser extent, South Dakota, although the Company has divested itself of all of Minnegasco's non-Minnesota operations as described following.

        In December 1992, Minnegasco and Midwest Gas (Midwest) entered into a definitive agreement which resulted in the acquisition by Minnegasco of Midwest's Minnesota distribution business (serving 41 communities with approximately 82,000 customers) in exchange for Minnegasco's South Dakota distribution properties (serving 18 communities with approximately 45,000 customers) plus $38 million in cash, which transaction was completed in August 1993.

        In February 1993, Minnegasco completed the sale of its Nebraska distribution business to Peoples Natural Gas of Omaha, Nebraska (a division of UtiliCorp United) for $75.3 million in cash, see Note 9 of Notes to Consolidated Financial Statements. This system serves approximately 124,000 customers in 63 eastern Nebraska communities.

        In addition, the Company has executed a definitive agreement pursuant to which it expects to sell its Kansas distribution properties (together with certain related pipeline assets) for approximately $25 million in cash, which sale is expected to close during 1994 and will terminate the Company's distribution and transmission operations in Kansas.

        The above sale/exchange transactions, when fully consummated, will result in a modest reduction in the total number of distribution customers but, inclusive of the interest savings due to the application of the net cash proceeds to the reduction of debt and the administrative savings associated with a more concentrated geographic profile and reduced number of regulatory jurisdictions, together with the fact that the retained properties are expected to experience growth in excess of that which was expected from the divested properties, are not currently expected to result in a material and continuing decrease in earnings compared to historical Distribution levels.

Financial Results

- -----------------------------------------------------------------------------------
(millions of dollars)              1993             1992           1991
- -----------------------------------------------------------------------------------
Natural gas sales              $  2,032.7        $  1,787.4       $  1,724.0
Transportation revenue               21.6              26.4             26.4
Other revenue                        22.6              21.4             21.2
- -----------------------------------------------------------------------------------
        Total operating
          revenues                2,076.9           1,835.2          1,771.6
- -----------------------------------------------------------------------------------
Purchased gas cost
        Affiliated                  315.0             285.3            316.8
        Unaffiliated              1,062.4             883.3            808.8
Operations and maintenance          358.0             341.8            336.4
Depreciation and amortization        82.2              75.2             71.8
Other operating expenses             84.5              81.6             78.7
- -----------------------------------------------------------------------------------
        Operating income        $   174.8        $    168.0        $   159.1
- -----------------------------------------------------------------------------------
Average invested capital        $   910.7        $    864.1        $   837.0
- -----------------------------------------------------------------------------------


Operating Statistics

- ----------------------------------------------------------------------------------
(billions of cubic feet)            1993              1992            1991
- -----------------------------------------------------------------------------------
Residential sales                   193.6             185.7            187.1
Commercial sales                    126.7             123.9            124.2
Industrial sales                    111.7              99.5             77.9
Sales for resale                     10.2               3.6             12.8
Transportation                       75.8              79.0             72.1
- -----------------------------------------------------------------------------------
        Total throughput            518.0             491.7            474.1
- -----------------------------------------------------------------------------------
ALG actual degree days            3,314             2,762            2,735
- -----------------------------------------------------------------------------------
ALG normal degree days            3,063             3,081            3,063
- -----------------------------------------------------------------------------------
Entex actual degree days          1,632             1,404            1,497
- -----------------------------------------------------------------------------------
Entex normal degree days          1,582             1,592            1,584
- -----------------------------------------------------------------------------------
Minnegasco actual degree days     8,057             7,141            7,442
- -----------------------------------------------------------------------------------
Minnegasco normal degree days     7,929             7,718            7,718
- -----------------------------------------------------------------------------------
Avg. number of customers      2,648,496         2,709,877        2,675,502
- -----------------------------------------------------------------------------------
Number of employees               5,586             5,824            6,140
- -----------------------------------------------------------------------------------
Average sales price ($/Mcf)
        Residential              $    5.77        $     5.38       $     5.28
- -----------------------------------------------------------------------------------
        Commercial               $    4.65        $     4.24       $     4.20
- -----------------------------------------------------------------------------------
        Industrial               $    2.71        $     2.49       $     2.47
- -----------------------------------------------------------------------------------
Annual revenues per
  residential customer           $  460.49        $   402.13        $  403.82
- -----------------------------------------------------------------------------------
Annual residential use
        per customer - Mcf           79.82             74.79            76.50
- -----------------------------------------------------------------------------------

Discussion of Operating Results
1993 vs. 1992

Distribution operating income for 1993 was $174.8 million, an increase of 4.0% over the $168.0 million earned in 1992. This $6.8 million increase reflects both increased operating revenues and increased operating expenses as discussed following.

        Operating revenues increased from $1,835.2 million in 1992 to $2,076.9 million in 1993 due primarily to (1) colder weather in 1993, (2) increased industrial sales, (3) an increased average unit cost of gas (which is a component of the sales rate) and (4) rate increases obtained by ALG and Minnegasco. Partially offsetting these favorable effects was the revenue reduction due to Minnegasco's February sale of its Nebraska distribution properties. Weather-sensitive residential and commercial sales volumes increased by 7.9 Bcf and 2.8 Bcf, respectively, due largely to the colder 1993 weather. The continued improvement in economic conditions in Entex's service area was primarily responsible for the 12.2 Bcf increase in industrial sales volume.

        While purchased gas cost in 1993 increased by approximately 17.9% to $1,377.4 million from $1,168.6 million in 1992 (largely due to an increase in the average cost of purchased gas), the gross margin (natural gas sales minus purchased gas cost) increased approximately in proportion to the increased sales volume. Operating expenses, exclusive of purchased gas cost, increased by $26.1 million (5.2% ) over 1992 principally due to (1) increased 1993 operations and maintenance expense reflecting increased throughput, (2) increased 1993 depreciation and amortization expense due to increased investment and, to a lesser extent, increases in depreciation rates pursuant to regulatory orders and (3) non-recurring favorable adjustments to certain benefit costs in 1992.

1992 vs. 1991

        Operating income for 1992 was $168.0 million, an increase of $8.9 million (5.6%) over the $159.1 million earned in 1991. This increase, which reflects both increased revenues and increased expenses, is largely due to rate relief received in several jurisdictions and to increased throughput as described following.

        Total throughput increased from 474.1 Bcf in 1991 to 491.7 Bcf in 1992, an increase of 17.6 Bcf or 3.7%. Of this increase, approximately 6.9 Bcf was increased transportation volume, principally at Entex. The increase of 10.7 Bcf in 1992 sales volume was principally due to 22 Bcf of increased industrial sales at Entex, reflecting improved economic conditions in Entex's Gulf Coast service area, partially offset by a decrease in Entex's sales for resale which carry significantly lower margins.

        Total purchased gas cost, while increasing from $1,125.6 million in 1991 to $1,168.6 million in 1992, remained at approximately 65.3% of natural gas sales revenues, and the gross margin increased approximately in proportion to the increase in sales volume. Operating expenses exclusive of purchased gas cost increased from $486.9 million in 1991 to $498.6 million in 1992, an increase of $11.7 million or 2.4%, principally due to (1) increased operations and maintenance expense reflecting increased throughput and (2) increased depreciation and amortization expense and taxes other than income, both principally due to increased investment.

Natural Gas Pipeline

The Company's natural gas pipeline business (Pipeline) historically has been conducted by the Arkla Energy Resources division of Arkla, Inc. (AER), Mississippi River Transmission Corporation (MRT), Louisiana Intrastate Gas Corporation and Subsidiaries (LIG) and Arkla Energy Marketing Company (AEM, the Company's principal natural gas supply aggregator and marketer).

        On June 30, 1993, the Company completed the sale of LIG to a subsidiary of Equitable Resources, Inc. (Equitable) for $191 million in cash and agreed to indemnify Equitable against certain exposures, for which the Company has established reserves equal to expected claims under the indemnity. In order to focus on ongoing operations, the following Pipeline data have been restated to exclude LIG's results of operations for all periods presented, although this disposition did not qualify for presentation as "discontinued operations" in the Company's consolidated financial statements. LIG's operating income was $5.6 million for the six months ended June 30, 1993 and $25.1 million and $32.1 million for 1992 and 1991, respectively, and its total throughput was 103.4 million MMBtu for the six months ended June 30, 1993 and 244.1 million MMBtu and 240.2 million MMBtu for 1992 and 1991, respectively.

        In March 1993, the Company transferred assets, liabilities and service obligations of AER to a newly-formed first-tier subsidiary of Arkla, Inc., Arkla Energy Resources Company (AER Co.), pursuant to an order from the Federal Energy Regulatory Commission (FERC) approving the transfer. This transfer resulted in FERC jurisdiction over certain of AER Co.'s transactions with affiliates of Arkla, Inc., which historically were subject to state regulatory oversight.

        In October 1993, the Company made a filing with the FERC which, if approved, would allow the Company to transfer the natural gas gathering assets of AER Co. into a wholly-owned subsidiary to be called Arkla Gathering Services Company (new company). The new company, if authorized by the FERC, will own and operate 3,500 miles of gathering pipelines which collect gas from more than 200 separate systems in major producing fields in Arkansas, Oklahoma, Louisiana and Texas. While the scope of the FERC's jurisdiction over the new company is unclear, the Company believes that the new company would not generally be subject to traditional cost-of-service rate regulation.

        The Company has an agreement with ANR Pipeline Company pursuant to which the Company expects to sell an ownership interest in 250 MMcf/day of capacity in existing pipeline facilities (principally Line AC), see "Sale of Pipeline Facilities" elsewhere herein.

        While the economic and regulatory environment in which distribution companies operate has changed only modestly in recent years, the interstate pipeline industry has seen significantly greater change. Most recently, FERC Order 636 has largely completed the unbundling and deregulation of natural gas commodity sales markets, requiring interstate pipelines to partially restructure and reprice their services. In addition to requiring unbundling of pipeline gas sales from services such as gathering, transportation and storage, FERC Order 636 expresses a preference for a "straight fixed variable" rate structure which affords pipelines the opportunity (subject to competitive pressures) to recover their fixed costs (including return on investment) through the demand component of their rates, thus decreasing the sensitivity of revenues to changes in the level of throughput. Services pursuant to the provisions of FERC Order 636 were implemented by AER Co. in September 1993 and by MRT in November 1993.

        As discussed elsewhere herein, the Company has historically applied the provisions of SFAS 71 to all of its rate regulated businesses. Effective as of December 31, 1992, however, the Company concluded that while its distribution businesses and its Mississippi River Transmission interstate pipeline subsidiary continued to meet the applicability criteria contained in SFAS 71, AER Co. could no longer demonstrate a current and projected ability to consistently collect its maximum cost-based rates that is in accordance with the form of regulation contemplated by SFAS 71. Accordingly, the Company ceased to apply the provisions of SFAS 71 to AER Co.'s transactions and balances, which accounting change was implemented pursuant to Statement of Financial Accounting Standards No. 101, "Regulated Enterprises - Accounting for the Discontinuance of Application of FASB Statement No. 71." The net impact of this change was an after-tax charge to 1992 earnings of approximately $195 million, shown in the Company's Statement of Consolidated Income as "Extraordinary item, less taxes." This charge had no effect on AER Co.'s ability to include the underlying costs in its regulated rates or on its ability to collect such rates from its customers.

        Effective as of December 31, 1993, the Company completed a comprehensive settlement agreement (the Settlement) with certain subsidiaries of Samson Investment Company (Samson), pursuant to which a number of outstanding contractual arrangements between the parties were terminated or substantially modified, resulting in a pre-tax charge to earnings of approximately $34 million, included in the Company' s Statement of Consolidated Income under the caption "Contract termination charge."

        This charge resulted principally from the early termination of an agreement under which the Company was obligated to pay a reservation fee for the right to purchase certain quantities of gas at market prices through January 1999, and was recorded net of certain amounts previously reserved for gas supply costs expected to be unrecoverable. This arrangement was expected to prove economically disadvantageous over its term, principally as a result of changes in the Company's gas supply needs and in the natural gas industry brought about by the advent of FERC Order 636. The Settlement also resulted in the offset and cancellation of certain other contractual arrangements between the parties, including long-term obligations, notes receivable and gas purchased in advanced of delivery.

        Consideration for the Settlement included an exchange of cash (the net effect of which was immaterial), the delivery to Samson by the Company of a note for $34 million, which note is an unsecured obligation of the Company bearing interest at 6% and payable in equal installments of principal and interest through May 31, 1995, and the receipt by the Company of the right to 6 Bcf of gas (approximately 2.5 Bcf of which was delivered during January and February of 1994) from Samson without additional charge over the period ending with March 15, 1995.

        The net cash flow from the Settlement is expected to be approximately neutral for 1994 and additive to cash flow for the years 1995-1999. The impact on the Company's future earnings for the periods covered by the previous arrangements is expected to be positive. These favorable impacts will be reduced to the extent that the Company is required to pay reservation fees or similar charges to other suppliers to replace the availability of gas previously provided under these arrangements.

        To minimize the risk from market fluctuations in the price of natural gas, the Company (generally through AEM) enters into futures transactions, swaps and purchases options in order to hedge certain commitments to buy and sell natural gas. Some of these financial instruments carry off-balance-sheet risk, see "Commitments and Contingencies" elsewhere herein. Changes in the market value of the various financial instruments utilized as hedges are deferred and recognized in conjunction with the gain or loss on the hedged transactions.

Pipeline (Excluding LIG)

Financial Results

____________________________________________________________________________________
(millions of dollars)                   1993           1992             1991
____________________________________________________________________________________
Gas sales revenue
        Sales to Distribution        $  265.4          $  238.0        $  274.0
        Sales for resale and other      608.8             514.9           616.9
____________________________________________________________________________________
          Total gas sales revenue       874.2             752.9           890.9
____________________________________________________________________________________
Transportation revenue
        Affiliated                       46.1              17.9            13.7
        Unaffiliated                     92.6              84.1            93.0
____________________________________________________________________________________
Total transportation
      revenue                           138.7             102.0           106.7
____________________________________________________________________________________
    Total operating revenue           1,012.9             854.9           997.6
____________________________________________________________________________________
Purchased gas cost
   Affiliated                             5.0              41.5           111.8
   Unaffiliated                         690.1             543.5           597.5
Operations and maintenance              123.2             138.6           154.9
Depreciation and amortization            43.2              44.2            42.5
Other operating expenses                 73.2              71.4            62.9
____________________________________________________________________________________
     Operating income1               $   78.2          $   15.7        $   28.0
____________________________________________________________________________________
Average invested capital             $1,018.4          $1,266.6        $1,270.1
____________________________________________________________________________________

1 In 1993, before the pre-tax Contract Termination Charge of $34.2 million.



Operating Statistics
____________________________________________________________________________________
(million MMBtu)                      1993              1992                1991
____________________________________________________________________________________
Sales to Distribution                 71.2              73.5               91.9
Sales for resale and other           103.6              76.5              137.2
____________________________________________________________________________________
                Total sales          174.8             150.0              229.1
____________________________________________________________________________________
Transportation
   Distribution                       85.7              53.7               50.5
        Other                        694.4             698.8              579.3
____________________________________________________________________________________
          Total transportation       780.1             752.5              629.8
          Less: Order 636
              elimination1           (24.2)                _                  _
____________________________________________________________________________________
          Total throughput           930.7             902.5              858.9
____________________________________________________________________________________
Average interstate pipeline
          transportation margin
          ($/MMBtu)                 $0.209            $0.184              $0.194
____________________________________________________________________________________
Average pipeline sales
          margin ($/MMBtu)          $0.856            $0.922              $0.747
____________________________________________________________________________________

1 Prior to the implementation of unbundled services pursuant to FERC Order 636, Pipeline's sales rate covered all related services, including transportation to the customer's facility. Under FERC Order 636, when Pipeline acts as a merchant, the sales transaction is independent of (and may not include) the transportation of the volume sold. Therefore, when the sold volumes are also transported by Pipeline, the throughput statistics will include the same physical volumes in both the sales and transportation categories, requiring an elimination to prevent the overstatement of actual total throughput.

Discussion of Operating Results
1993 vs. 1992

Operating income for 1993 was $78.2 million (before the pre-tax "Contract termination charge" of $34.2 million), a $62.5 million increase over 1992, reflecting both increased operating revenues and increased operating expenses. This significant improvement is attributable to several factors including (1) increased sales and transportation volumes, (2) rate increases obtained by AER Co. and MRT, (3) more favorable 1993 weather (approximately 23% cooler than 1992) and (4) accounting adjustments included in 1992 results as discussed following.

        Revenues from sales to Distribution increased by $27.4 million (11.5%) in 1993 while sales volumes decreased by 2.3 million MMBtu (3.1%). This unusual relationship is attributable to the one-time sale by AER Co. of approximately $28.5 million of gas in storage inventories to a distribution affiliate in accordance with the provisions of FERC Order 636. Effective with Order 636 implementation, AER Co. now offers unbundled storage services, retaining only a relatively small amount of storage gas (approximately 5 Bcf) for system operational purposes. This sale represented a sale of inventory in place, thus resulting in no additional Pipeline throughput.

        "Sales for resale and other" increased by $93.9 million (18.2%) in 1993 with approximately 78% of the increase attributable to increased 1993 AEM sales revenues. Average AEM sales rates increased by approximately $0.29/MMBtu in 1993 primarily due to a corresponding increase of $0.34/MMBtu in Mid-continent spot gas prices which served to increase the gas cost component of the total sales rate. The remainder of the increase in Pipeline sales revenues is attributable to a 27.1 million MMBtu (35.4%) increase in sales volumes, rate increases obtained by the regulated business units during the year and the effect of restructured services in the last quarter of 1993.

        Transportation revenues increased by $36.7 million in 1993 primarily due to a 13.7% increase in the average interstate pipeline transportation rate and, to a lesser degree, a 3.7% increase in transportation volumes. The increase in the transportation rate reflects rate increases obtained in 1993 and the effect of higher demand charges due to restructured services under FERC Order 636. Additionally, 1992 transportation revenues included an $8.1 million charge to amortize amounts deferred for recovery pursuant to FERC Order 528, which amortization did not recur in 1993 due to the discontinuance of the application of SFAS 71 to AER Co.

        Purchased gas cost from affiliates in 1993 decreased by $36.5 million or 88.0% due to the sale of Arkla's E&P affiliate in December 1992. Third party gas purchases increased by $146.6 million or 27.0% due to a 16.5% increase in sales volumes and the previously mentioned impact of increased spot gas prices.

        Operation and maintenance expenses for 1993 decreased by 11.1% in comparison to 1992, with approximately 42.2% of the decrease attributable to lower transportation cost paid to third-party pipelines and 30.5% of the decrease attributable to a non-recurring write-off of certain non-collectible accounts during 1992. The remainder of the decrease is attributable to (1) lower labor cost due to manpower reductions since 1992, (2) lower supplies and expenses resulting from the continuing focus on cost reduction and (3) reduced amortization of certain costs which were deferred to coincide with rate recovery.

        Depreciation and amortization decreased by 2.3% in 1993 primarily due to the write-down of certain gathering assets in conjunction with the discontinued application of SFAS 71 to AER Co. at year-end 1992.

        Other operating expenses increased by 2.5% in 1993 as a result of increased regulatory and legal expenses and cost allocations from Corporate. The increased legal and regulatory expenses are largely attributable to several significant events during the year including (1) the spindown of AER to create AER Co., (2) a filing with the FERC for spindown of the gathering function to a separate corporation, (3) implementation of restructured services under FERC Order 636 and (4) various other regulatory and legal matters.

1992 vs. 1991

        Operating income decreased $12.3 million, or 43.9%, from 1991 to 1992, reflecting (1) continued competitive market pressures in interstate markets,
(2) increased costs of gas supply in AEM not completely offset by its sales rates, (3) decreased capitalization of expenses, (4) certain accounting adjustments as discussed below and (5) costs related to various employee severance programs.

        Revenue from sales to Distribution decreased by $36.0 million (13.1%) from 1991 to 1992, due primarily to the expiration in late 1991 of a contract with a third-party pipeline which provided a portion of Distribution's gas supply. "Sales for resale and other" were 16.5% below 1991, with approximately 42.2% of the decrease due to continued shifts from sales to transportation at MRT, which became an open access transporter in 1990. The effect of this decrease is partially offset by reduced purchased gas cost in 1992 due to decreased MRT system supply purchases. The remainder of the decrease in "Sales for resale and other" is primarily attributable to decreased sales by AEM, the effect of which on operating income is mitigated by decreased purchased gas cost.

        Purchased gas cost decreased in 1992 in comparison to 1991 due to the reduction in sales discussed above and the cancellation, effective January 1, 1992, of AEM's gas purchase contract with E&P. However, the unit cost of gas for Pipeline increased 24.8% over 1991. This increase was largely due to increased cost of gas purchased on the spot market by AEM (Mid-Continent index prices averaged $1.65/ MMBtu in 1992 vs. $1.36/MMBtu in 1991).

        Transportation revenue for 1992 decreased 4.4% in comparison to 1991, in spite of a 19.5% increase in transportation volume. Part of this decrease is due to a 5.2% decrease in the average interstate pipeline transportation margin, reflecting the increased competition in Pipeline's service areas. Also, transportation revenues in 1992 include an $8.1 million charge to amortize amounts deferred for recovery pursuant to FERC Order 528, which amortization did not recur due to the discontinued application of SFAS 71 to AER Co. at December 31, 1992.

        Operations and maintenance expense for 1992 decreased by 10.5% in comparison to 1991. Approximately half of the decrease relates to decreased transportation expense paid to third-parties, most of which relates to the expiration in late 1991 of the contract referred to above with a third-party pipeline. The remaining decrease relates to (1) various cost-control initiatives undertaken by Pipeline to increase efficiency including, in part, the employee severance programs mentioned following and (2) MRT's deferral of certain amounts such that amortization will coincide with recovery in rates.

        Other operating expenses increased 13.5% from 1991 to 1992, with 57.6% of the increase attributable to the cost of employee severance programs instituted to reduce the work force and increase productivity. Increased costs allocated from Corporate account for 10.6% of the increase.

Corporate and Other

The $2.8 million decrease in the operating loss from 1992 to 1993 is principally due to the inclusion, in 1992 results, of accruals for certain severance and related benefits.

        The increased operating loss in 1992 as compared to 1991 is principally due to additional 1992 expense for employee severance and related benefits, including accruals provided pursuant to the adoption of SFAS 112 as discussed under "Accounting Changes" elsewhere herein.

        Pursuant to a settlement with the Arkansas Public Service Commission in June 1991, the Company was required to issue credits of $8.25 million to certain of its customers over a 12-month period and pay certain related costs. Expense of $15 million associated with this settlement is included in the Company's Statement of Consolidated Income under the caption "Regulatory settlement."

Consolidated

Consolidated net income for 1993 was approximately $36.1 million, an improvement of approximately $264.6 million over 1992 while, as discussed above, operating income increased by approximately $18.4 million during the same period. The principal reasons for this $246.2 million of increased income below the operating income line were as follows, each of which is discussed elsewhere herein:

- - The inclusion in 1992 results of the $195 million after-tax loss due to the discontinued application of SFAS 71 to AER Co.

- - The inclusion in 1992 results of the $4.9 million loss due to the cumulative effect of adopting SFAS 112.

- - The inclusion in 1992 results of a $34.8 million loss attributable to discontinued operations.

- - The increase of $36.5 million in 1993 other income, principally due to gains from sales of property, see Note 1 of Notes to Consolidated Financial Statements.

- - The decrease of $12.8 million in 1993 interest expense.

These favorable impacts were partially offset by:

- - The increase of $34.0 million in the 1993 provision for income taxes, principally due to the increase in income from continuing operations before income taxes.

- - The inclusion in 1993 results of a $3.8 million after-tax loss due to premiums on the early retirement of debt.

        The net loss of $228.5 million for 1992 represented an increased loss of $173.7 million in comparison to 1991 while, as discussed above, operating income decreased by $20.2 million during the same period. The principal reasons for this $153.5 million of increased loss below the operating income line were as follows, each of which is discussed elsewhere herein:

- - The 1992 extraordinary loss of $195 million, representing the effect of discontinuing the application of SFAS 71 to AER Co.

- - The increase of $27.9 million in the loss from discontinued operations for 1992.

- - Increased 1992 interest expense due to increased borrowings and decreased capitalized interest.

These negative impacts were partially offset by:

- - The 1991 loss of $64.4 million attributable to the cumulative effect of accounting changes ($59.5 million more than in 1992) resulting from the implementation of SFAS 109, "Accounting for Income Taxes."

- - Increased 1991 income tax expense reflecting the higher level of income from continuing operations before income taxes.

Discontinued Operations

Exploration and Production

In early 1992, the Company reacquired the 6,000,000 publicly-held shares of Arkla Exploration Company (E&P) representing minority ownership of approximately 18% through an exchange offer and merger, resulting in (1) the issuance of approximately 5.7 million shares of the Company's common stock and
(2) a return to 100% ownership of E&P by the Company. This minority interest had been outstanding as a result of an initial public offering of E&P's common stock in 1989.

        On December 31, 1992, the Company completed the sale of E&P to Seagull Energy Corporation for approximately $397 million in cash (including $7.3 million removed from E&P prior to closing), the substantial portion of which was used to reduce the Company's short-term borrowings.

        This sale terminated the Company's activities in the exploration and production business and, accordingly, the Company's Consolidated Financial Statements (and related financial data) were restated to reflect E&P's operating results, cash flows and net assets as "discontinued operations," see
Note 8 of Notes to Consolidated Financial Statements.

        In conjunction with the sale, the Company (1) agreed to indemnify Seagull against certain exposures (for which the Company has established reserves equal to anticipated claims under the indemnity), (2) was required to provide letters of credit in conjunction with certain forward sales of gas (see "Commitments and Contingencies" elsewhere herein) and (3) retained a volumetric production payment representing the right to receive the cash proceeds from the sale of approximately 1.2 million barrels of oil over three years. Approximately 0.5 million barrels remained to be delivered at December 31, 1993, in which the Company has a book investment of approximately $13/barrel. The Company has purchased a "floor" sales price of $17/barrel for this production payment, based upon which the fair value of the oil to be delivered was approximately $9.0 million at December 31, 1993.

Radio Communications

In conjunction with the purchase of DEI in November 1990, the Company acquired a business unit that conducted operations in radio communications (Radio), see "Acquisition of Diversified Energies, Inc." elsewhere herein and Notes 8 and 9 of Notes to Consolidated Financial Statements. Radio's operations were conducted by E. F. Johnson Company (Johnson) and EnScan, Inc. (EnScan). Johnson designs, manufactures and markets radio products and systems, electronic components and specialty products. EnScan develops and markets energy measurement products and systems.

        In early 1992, EnScan merged with Itron, Inc. (Itron) of Spokane, Washington, of which, after Itron's 1993 issuance of additional common stock in an initial public offering, the Company now owns a common stock interest representing ownership of approximately 18.5% (recorded at approximately $34 million) of the combined enterprise, which is managed by Itron. Based on recent price quotations on the NASDAQ, the market value of the Company's interest is approximately $35.2 million.

        As a result of the reduction in the Company's ownership below 20%, in conjunction with the fact that the Company has no direct control over Itron's operations, the Company changed its method of accounting for its investment in Itron from the equity method to the cost method as of December 31, 1993. It is currently the Company's intention to dispose of its investment in the combined enterprise over the next several years, at times to be determined principally by economic factors in the markets available for sale or exchange of such interests.

        In July 1992, the Company sold the stock of Johnson for total consideration of approximately $40 million, receiving cash proceeds of approximately $15 million at closing and retaining an investment currently valued at approximately $5 million.

University Savings Association

University Savings Association (USA) was a wholly-owned subsidiary of Entex, Inc. until its sale to a private group in May 1987, prior to the Company's February 1988 merger with Entex in a pooling of interests transaction. In early 1992, the Resolution Trust Corporation instituted actions against several former officers and directors of USA and has filed a suit against the Company, for which the Company has recorded an estimate of legal fees it expects to incur in defense of this matter, see Notes 3 and 8 of Notes to Consolidated Financial Statements and "Commitments and Contingencies" elsewhere herein.

Arkla Products

In 1984, as a part of a larger transaction, the Company sold its gas grill manufacturing business to Preway, Inc. (Preway). As a result of Preway's subsequent default on certain industrial revenue bonds which were collateralized by the gas grill manufacturing assets and for which the Company had remained secondarily liable, the Company reacquired the gas grill business and conducted operations in its Arkla Products subsidiary as it sought to dispose of this business. In late 1992, the Company sold the principal assets and recorded a loss on disposition, see Note 8 of Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

The following table illustrates the sources of the Company's capital during the past five years.

Invested Capital
- -------------------------------------------------------------------------------
[CAPTION]
- -------------------------------------------------------------------------------

(millions of dollars)                                    December 31,
                                              1993      1992       1991       1990       1989
- ---------------------------------------------------------------------------------------------------
Long-term debt, less current maturities       $1,629.4   $1,783.1   $1,551.5   $1,450.2    $1,162.3
Total equity                                     708.0      712.9      948.0    1,115.4       546.1
- ---------------------------------------------------------------------------------------------------
        Total capitalization                   2,337.4    2,496.0    2,499.5    2,565.6     1,708.4
Short-term debt, including current maturities    192.4      120.0      772.6      712.4       602.3
- ---------------------------------------------------------------------------------------------------
        Total invested capital                $2,529.8   $2,616.0   $3,272.1   $3,278.0    $2,310.7
- ---------------------------------------------------------------------------------------------------
Long-term debt as a percent of total
      capitalization                              69.7%      71.4%      62.1%      56.5%       68.0%
Equity as a percent of total capitalization       30.3%      28.6%      37.9%      43.5%       32.0%
Total debt as a percent of total invested capital 72.0%      72.7%      71.0%      66.0%       76.4%

Cash Flow Analysis

As indicated in the accompanying Statement of Consolidated Cash Flows, the Company's cash expenditures for investing activities (exclusive of purchases and sales of assets and amounts related to discontinued operations) were approximately equal to its internally generated cash in 1993, while the cash used for those investing activities exceeded internally generated cash by $58.8 million in 1992. In recent years, cash outflows had increased for capital expenditures and settlements of gas supply contract disputes and, because these expenditures generally were not of a nature which generates a significant return on investment in the near term, a cash shortfall had resulted. In addition, the Company had maintained its common dividend of $1.08/share during a period in which earnings were significantly below that level. This cash shortfall principally has been funded through incremental borrowings with a resultant increase in debt as a percent of total invested capital and an associated increase in interest expense.

        As discussed under "Capital Expenditures - Continuing Operations," "Gas Supply Contract Matters" and "Net Cash Flow from Financing Activities" elsewhere herein, (1) capital spending decreased significantly after 1991 and is expected to remain at less than historical peak levels, (2) the Company's gas contract disputes have largely been settled and (3) the Company's total annual expenditures for dividends have been significantly reduced. In addition, the

Company has generated significant amounts of cash through asset sales, see "Strategic Action Plan," "Discontinued Operations" and "Natural Gas Distribution" and "Natural Gas Pipeline" under "Material Changes in the Results of Operations" elsewhere herein.

Net Cash Flow from Financing Activities

The Company historically has met its needs for short-term borrowings through its revolving credit facility with a major money center bank as agent and various other commercial banks and/or through the issuance of commercial paper, although it no longer has access to the commercial paper market as described following. The Company's previous revolving credit facility made a $670 million commitment available to the Company until April 30, 1993. Borrowings under this agreement bore interest at a negotiated rate or, at the option of the Company, at one of several rates which were reflective of then-current domestic or Eurodollar money market interest rates. A commitment fee of 1/2% per annum was paid on the unused portion of this facility. The Company's commercial paper was issued through established commercial paper dealers pursuant to Section
(3)(a)(3) of the Securities Act of 1933, was an unsecured obligation of the Company and generally matured in 60 days or less.

        In March 1993, the Company established a new revolving credit facility (new facility) which replaced the revolving credit facility as described preceding. Reflecting the Company's significantly reduced requirement for short-term financing of this type, the new facility makes a total commitment of $400 million available to the Company through June 30, 1995. While similar to the Company's previous facility in most respects, the new facility is collateralized by the stock of MRT and AER Co. Borrowings under the new facility bear interest at various rates at the option of the Company. These rates vary with current domestic or Eurodollar money market rates and are subject to adjustment based on the rating of the Company's senior securities by the major rating agencies (debt rating). In addition, the Company pays a facility fee on the total commitment to each bank annually, currently 1/2% and subject to decrease based on the Company's debt rating, and will pay an incremental rate of 1.5% on outstanding borrowings in excess of $200 million.

        The Company had $95 million and $30 million of borrowings under the new facility at December 31, 1993 and March 7, 1994, respectively, and therefore had $370 million of remaining capacity at March 7, 1994, which capacity is expected to be adequate to cover the Company's current and projected needs for short-term financing.

        The new facility contains a provision which requires the Company to maintain a minimum level of total stockholders' equity, initially set at $675 million at December 31, 1992, and increased annually thereafter by (1) 50% of positive consolidated net income and (2) 75% of the proceeds from any incremental equity offering. The new facility also places a limitation of $2,055 million on total debt, decreasing to $2 billion by January 1995. Certain of the Company's other financial arrangements contain similar provisions. Based on these restrictions, the Company had incremental debt capacity and incremental dividend capacity of $183.2 million and $15.0 million, respectively, at December 31, 1993. At January 31, 1994, the Company's incremental dividend capacity had increased to $41.5 million.

        The new facility also contains a provision which limits the Company's ability to reaquire, retire or otherwise prepay its long-term debt prior to its maturity to a total of $100 million, of which approximately $88 million has been reaquired to date. In order to utilize the proceeds from the Company's recently announced equity offering (see "Proposed Equity Offering" elsewhere herein) to retire long-term debt prior to its maturity, the Company will be required to amend the new facility. The Company expects that this amendment will be completed prior to the effective date of the registration statement associated with the proposed offering.

        During 1992, the ratings on the Company's senior debt and commercial paper were lowered by various rating agencies, generally to one level below investment grade. These rating changes have prevented the Company from issuing commercial paper and have affected the markets for the Company's long-term debt securities through increased interest rates, but the Company has not experienced and does not expect any lasting material adverse effect on its ability to raise capital in long-term markets.

        The Company's long-term debt financing is obtained through the issuance of debentures and notes. The issuance of additional mortgage bonds is precluded by the Company's unsecured indenture dated as of December 1, 1986 with Citibank, N.A. The Company expects that as its long-term debt matures, it will be able to fund the debt retirement through additional borrowings and/or from cash provided by operations.

Largely as a result of the application of the proceeds from the Company's recent divestitures, the Company has significantly reduced its level of total debt and, in particular, has reduced its short-term borrowings (its only significant floating-rate debt) to very low levels. In order to manage its debt portfolio such that a reasonable portion is subject to changes in market interest rates and take advantage of available spreads between 2-3 year fixed-rate and 6-12 month floating-rate debt instruments, the Company has entered into a number of transactions generally described as "interest rate swaps."

        The terms of these arrangements vary but, in general, specify that the Company will pay an amount of interest on the notional amount of the swap which varies with LIBOR while the other party (a commercial bank) pays a fixed rate. At December 31, 1993, the Company had entered into $275 million notional amount of these swaps terminating at various dates through February 1997, and had closed out similar arrangements entered into earlier in 1993. At December 31, 1993, the Company had approximately $5.0 million of deferred gains associated with these terminated swaps which are being amortized through June, 1997. Based on their market value at December 31, 1993, the remaining swaps represented an unrecognized loss of approximately $2.6 million.

        The Company's performance under these swaps is collateralized by the stock of MRT and AER Co., and the Company is permitted to increase the amount outstanding under such arrangements to a total of $350 million, a limitation imposed by the terms of its revolving credit facility.

        Off-balance-sheet credit risk exists to the extent of the possibility that the counterparties to these swaps might fail to perform. The Company has limited these transactions to arrangements with commercial banks that are participants in the Company's revolving credit facility. The Company routinely reviews the financial strength of these banks (utilizing independent monitoring services and otherwise) and believes that the probability of default by any counterparty to these swaps is minimal.

        In accordance with authoritative accounting guidelines, the economic value which transfers between the parties to these swaps is treated as an adjustment to the effective interest rate on the Company's underlying debt securities. When positions are closed prior to the expiration of the stated term, any gain or loss on termination is amortized over the remaining period in the original term of the swap.

        On September 30, 1992, the Company entered into an Equipment Funding Agreement with a group of four financial institutions to provide funding of up to $64.9 million for the majority of its fleet of vehicles (including major work equipment) and certain of its aircraft. The Company received $53.2 million for funding of its existing assets in these categories and these same institutions provided funding for approximately $11 million of new vehicles and major work equipment purchased through September 30, 1993. For accounting purposes, these assets were sold and then leased under operating lease guidelines provided in Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The initial non-cancellable term of the lease varies from one to five years depending on the type of asset.

        As a part of its ongoing program to reduce its overall cost of debt, the Company reacquired approximately $88.3 million principal amount of its long-term debt during 1993. This debt carried a weighted average interest rate of approximately 9.8% and was reacquired for a total net premium of approximately $5.5 million (approximately $3.8 million after-tax), reported in the Company's Statement of Consolidated Income under the caption, "Extraordinary items, less taxes." The Company will continue to evaluate its debt portfolio and may elect (subject to availability of funds, limitations contained in its revolving credit facility and constraints imposed by the terms of the individual series of debt securities) to refund/refinance additional debt as economic factors indicate, see "Proposed Equity Offering" elsewhere herein.

        In December 1993, the Company refunded $34 million in conjunction with the revision of an agreement for the sale of certain pipeline facilities, see "Sale of Pipeline Facilities" elsewhere herein. During 1992, the Company returned $20 million which had been advanced by another party in conjunction with a proposed transaction related to capacity in Line AC, which transaction was not consummated.

        During 1993, the Company paid common dividends of $0.07/share each quarter, resulting in total cash expenditures of $34.2 million and preferred dividends of $0.75/share each quarter, resulting in total cash expenditures of $7.8 million. The Company paid common stock dividends of $0.27/share during the first quarter of 1992 and $0.07/share during the remaining three quarters, resulting in a cash expenditure of $58.7 million. Additionally, the Company paid a 1992 dividend of $3.00/share (a total of $7.8 million) on its preferred stock, the same as in prior years.

        On February 9, 1994, the Company declared dividends of $0.07/share on common stock and $0.75/share on preferred stock payable March 15 to holders of record on February 22, 1994.

Net Cash Flow from Operating Activities

As indicated in the accompanying Statement of Consolidated Cash Flows, the net cash flow from operating activities increased from $107.1 million in 1992 to $172.6 million in 1993. This $65.5 million (61.2%) increase is principally attributable to the following:

- - The 1993 cash inflows from settlement of gas contract disputes, which settlements had resulted in a net outflow in 1992.

- - Increased 1993 cash collections of deferred gas costs due, in part, to Pipeline's implementation of restructured services pursuant to FERC Order 636.

- - Decreased 1993 cash used for reduction of gas accounts payable.

- - Decreased 1993 cash used for miscellaneous working capital items.

These favorable impacts were partially offset by:

- - Decreased 1993 cash provided from sale of inventories principally due to the relatively higher December 31, 1993 balance of gas in underground storage, including a significant amount of gas sold to MRT's customers in early 1994, see Note 1 of Notes to Consolidated Financial Statements.

- - Increased 1993 cash income tax payments.

        As indicated in the accompanying Statement of Consolidated Cash Flows, the net cash flow from operating activities decreased from $265.2 million in 1991 to $107.1 million in 1992, a decrease of $158.1 million or 59.6%. This decrease was principally attributable to the following:

- - Decreased 1992 cash collections from accounts receivable, principally due to the relatively lower December 31, 1991 accounts receivable balance.

- - Increased 1992 cash used for the payment of rate refunds.

- - Reduced 1992 cash income tax refunds.

- - Decreased 1992 cash collections of deferred gas costs.

These unfavorable impacts were partially offset by:

- - Decreased 1992 cash used for gas accounts payable, principally due to the relatively lower December 31, 1991 gas accounts payable balance.

- - Increased 1992 cash provided by the sale of inventories, principally gas in underground storage.

- - Decreased 1992 cash payments made in settlement of gas contract disputes.

Sale of Accounts Receivable

In June 1990, the Company entered into an agreement to sell an undivided percentage ownership interest in a designated pool of accounts receivable on a revolving basis, with limited recourse and subject to a floating interest rate provision. This agreement, after amendment in early 1994, allows for the sale of accounts receivable up to a maximum of $235 million and expires not later than February 1995. At December 31, 1993, the Company had $226.4 million of receivables sold and uncollected under the program. These receivables were collateralized by approximately $29.0 million of the Company's remaining receivables, which collateral represents the maximum exposure to the Company should all receivables prove ultimately uncollectible.

Net Cash Flow from Investing Activities

Capital Expenditures - Continuing Operations1

- ------------------------------------------------------------------------------------
                            (Planned)
(millions of dollars)         1994    1993    1992     1991    1990      1989
- ------------------------------------------------------------------------------------

Natural gas distribution      $112.6   $112.9   $106.2   $119.4   $ 76.6   $ 67.3
Natural gas pipeline            85.2     30.3     21.5    129.2    258.9    123.2
Corporate and other              1.8      1.1      2.1      2.4      4.2      4.4
- ------------------------------------------------------------------------------------
        Subtotal               199.6    144.3    129.8    251.0    339.7    194.9
LIG                                _      1.9      5.1      4.0      4.8      1.7
- ------------------------------------------------------------------------------------
        Total                 $199.6   $146.2   $134.9   $255.0   $344.5   $196.6
- ------------------------------------------------------------------------------------

1 Includes the capital expenditures of Minnegasco subsequent to its acquisition by Arkla, Inc. in December 1990, and the capital expenditures of LIG from its acquisition in July 1989 to its sale in June 1993.

        The Company's capital expenditures increased from $134.9 million in 1992 to $146.2 million in 1993, an increase of $11.3 million (8.4%) principally due to increased spending in Pipeline and Distribution. The increased spending in both business units was primarily due to an increased level of replacement of existing facilities. The Company's capital expenditures for 1994 are budgeted to be approximately $53.4 million higher than in 1993, principally due to the planned expenditure of approximately $39 million to upgrade certain facilities in order to increase deliverability to other interstate pipelines at interconnects near Perryville, Louisiana, which upgrades are intended to facilitate the creation of a natural gas marketing "hub." The Company expects that it will be able to fund its 1994 capital spending through internally generated cash and, if necessary, incremental borrowing.

        The Company's capital expenditures decreased from $255.0 million in 1991 to $134.9 million in 1992, a decrease of $120.1 million, or 47.1%. This decrease was reflective of the Company's overall program to reduce cash expenditures and was principally due to decreased 1992 Pipeline expenditures for the second phase of Line AC and a software development project, both of which were substantially completed in 1991.

        In 1993, 1992 and 1991 the Company generated significant amounts of cash through sales of property, see Notes 8, 9 and 12 of Notes to Consolidated Financial Statements and various headings elsewhere herein.

Commitments and Contingencies

At December 31, 1993, the Company had capital commitments of less than $15 million which are expected to be funded through cash provided by operations and/or incremental borrowings. The Company's other planned capital projects are discretionary in nature, with no substantial capital commitment made in advance of the actual expenditures.

        The Company has commitments under certain of its leasing arrangements, see Note 3 of Notes to Consolidated Financial Statements.

Pending Sale Transaction

The Company received $125 million from another party pending completion of a transaction related to capacity on Line AC, of which approximately $34 million was returned in December 1993 due to changes in the underlying agreement and, under certain circumstances, the Company may be required to return additional amounts, see "Sale of Pipeline Facilities" elsewhere herein.

Letters of Credit

At December 31, 1993 the Company was obligated under a letter of credit for approximately $5.5 million which guarantees Seagull's performance under certain forward gas sale transactions, see "Discontinued Operations" elsewhere herein. At December 31, 1993, the Company also was obligated under letters of credit totalling approximately $18.3 million which are incidental to its ordinary business operations.

Indemnity Provisions

The Company has obligations under indemnification provisions of certain sale agreements, see "Sale of Arkla Exploration Company" and "Sale of Louisiana Intrastate Gas Corporation" elsewhere herein.

Sale of Receivables

Certain of the Company's receivables are collateral for receivables which have been sold, see "Sale of Accounts Receivables" elsewhere herein.

Gas Purchase Claims

The Company is a party to certain claims involving, and has certain commitments under, its gas supply arrangements, see "Gas Supply Contract Matters" elsewhere herein.

Credit Risk and Off-Balance-Sheet Risk

The Company operates principally in the transmission and distribution phases of the natural gas industry with sales to resellers such as pipeline companies and local distribution companies as well as to end-users such as commercial businesses, industrial concerns and residential consumers. While certain of these customers are affected by periodic downturns in the economy in general or in their specific segment of the natural gas industry, the Company believes that its level of credit-related losses due to such economic fluctuations has been adequately reserved for and will remain relatively stable in the long-term.

        The Company has entered into a number of interest rate swaps which carry off-balance-sheet market and credit risk, see "Net Cash Flows from Financing Activities" elsewhere herein.

        In addition to its other gas supply arrangements (see "Gas Supply Contract Matters" elsewhere herein), the Company routinely enters into contracts which commit it to either buy or sell gas in the future at prices which may differ from prevailing market prices at the time such transactions are consummated, or deliver gas at a point other than the expected receipt point for the volumes to be purchased. In order to mitigate the risk from market fluctuations in the price of natural gas and related transportation during the terms of these commitments, the Company enters into futures transactions, swaps and purchases options. The swaps include both (1) transactions in which one party agrees to pay a fixed price per MMBtu of gas while the other party agrees to pay a price based on a published index and (2) transactions in which the parties agree to pay based on different indices.

        In conjunction with agreements existing at December 31, 1993 which commit the Company to deliver approximately 80.0 Bcf of gas at fixed prices ratably through April 1999, the Company has entered into swaps and purchased options intended to mitigate the risk associated with changes in the market price of gas during the term of these agreements. These swaps have effectively fixed the acquisition cost for approximately 16.4 Bcf of gas to be delivered through December 1995 and set a "base purchase price" for approximately 24.7 Bcf of gas to be delivered from January 1996 to April 1999. Based on December 31, 1993 prices, the notional amount of these swaps (as measured by the market value of the underlying quantities of gas) was approximately $94.1 million and the unrealized loss associated with these swaps was approximately $1.8 million. The Company also has purchased options (with a notional amount of $56.6 million based on the December 31, 1993 market value of the underlying quantities of gas) covering the 24.7 Bcf of gas, which options serve to limit the year-to-year escalation in the base purchase price effected through the swaps, and has entered into fixed price purchase agreements covering the remainder of approximately 38.9 Bcf of gas to be delivered in satisfaction of these commitments.

        With respect to agreements existing at December 31, 1993 under which the Company is committed to deliver approximately 55.8 Bcf of gas through 1995 at market prices (generally based on published indices), the Company has entered into swaps intended to mitigate the risk associated with changes in the differential between the market sales price at the agreed upon delivery points and the market purchase price at the anticipated receipt points. This differential essentially represents the market value of the intervening transportation (a notional amount of $1.2 million at December 31, 1993) and, based on December 31, 1993 prices, the unrealized loss associated with these swaps was approximately $0.7 million.

        While, as yet, the Company has experienced no significant losses due to the credit risk associated with these arrangements, the Company has off-balance-sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each such instrument. In order to minimize this risk, the Company enters into such transactions solely with firms of acceptable financial strength, in most cases limiting such transactions to counterparties whose debt securities are rated "A" or better by recognized rating agencies. For long-term arrangements, the Company periodically reviews the financial condition of such firms in addition to monitoring the effectiveness of these financial instruments in achieving the Company's objectives. Should the counterparties to these arrangements fail to perform, the Company would seek to compel performance at law or otherwise, or to obtain compensatory damages in lieu thereof, but the Company might be forced to acquire alternative hedging arrangements or be required to honor the underlying commitment at then-current market prices. In such event, the Company might incur additional loss to the extent of amounts, if any, already paid to the counterparties.

        In view of its criteria for selecting counterparties, its process of monitoring the financial strength of these counterparties and its experience to date in successfully completing these transactions, the Company believes that the risk of incurring a significant loss due to the nonperformance of counterparties to these transactions is minimal.

Litigation

On October 15, 1992, the Resolution Trust Corporation (RTC) filed suit in United States District Court for the Southern District of Texas, Houston Division, against the Company for alleged harm resulting from the 1989 failure of University Savings Association (USA), a thrift institution in Houston, Texas. The RTC claims that Arkla, Inc. is liable as a successor-in-interest to Entex, Inc. which merged with Arkla, Inc. in 1988, after Entex's sale of USA in 1987. The suit alleges that certain former officers and directors of USA are responsible for a breach of contract, breaches of fiduciary duties, negligence and gross negligence in conducting USA's business affairs. The RTC also alleges that Entex, which owned USA until 1987, was responsible for some of that alleged wrongdoing, as well as for having allegedly misrepresented facts to state and federal regulators in connection with the sale of USA to certain USA officers and directors in 1987. Compensatory damages of at least $535 million were originally alleged in the case. Arkla, Entex and the defendant directors filed answers denying the material allegations of the suit and interposing certain defenses. On June 3, 1993, the Court dismissed a number of claims discussed above, though it allowed the RTC to file an amended complaint with respect to some of the dismissed claims. On July 9, 1993, the Court entered an order denying a motion filed by the RTC to reconsider the Court's order dated June 3, 1993. On August 12, 1993, in response to the Court order allowing the RTC to replead certain claims, the RTC filed its second amended complaint in which compensatory damages of at least $520 million are alleged. Arkla, Entex and the defendant directors have filed various motions in response to the second amended complaint. Based on a review of the amended complaint and on a review of the materials in Entex's possession related to USA, the Company believes it has meritorious defenses to the RTC claims and intends to vigorously pursue such defenses in this suit. Discovery in the case is continuing, but the Company is not yet able to determine the effect, if any, on the results of operations or financial position of the Company, which will result from resolution of this matter.

        On August 6, 1993, the Company, its former subsidiary, Arkla Exploration Company and Arkoma Production Company (Arkoma), a subsidiary of E&P, were named as defendants in a lawsuit (the State Claim) filed in the Circuit Court of Independence County, Arkansas. This complaint alleges that the Company, E&P and Arkoma, acted to defraud ratepayers in a series of transactions arising out of a 1982 agreement between the Company and Arkoma. On behalf of a purported class composed of the Company's ratepayers, plaintiffs have alleged that the Company, E&P and Arkoma are responsible for common law fraud and violation of an Arkansas law regarding gas companies, and are seeking a total of $100 million in actual damages and $300 million in punitive damages. On November 1, 1993, the Company filed a motion to dismiss the claim. The Court has not ruled on this motion. The underlying facts forming the basis of the allegations in the State Claim also formed the basis for allegations in a lawsuit (the Federal Claim) filed in September 1990 in the United States District Court for the Eastern District of Arkansas, by the same plaintiffs. In August 1992, the Court entered an order granting the Company's motion to dismiss the Federal Claim, and the order was affirmed by the United States Court of Appeals, Eighth Circuit in April 1993. This dismissal did not bar the plaintiffs from filing the State Claim in a state court based on allegations of violation of state law. Since the State Claim is based on essentially the same underlying factual basis as the Federal Claim, the Company believes the State Claim is without merit, intends to vigorously defend this lawsuit and does not believe that the outcome will have a material adverse effect on the financial position or results of operations of the Company.

        The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the Company's results of operations and financial position, if any, from the disposition of these matters will not be material.

Gas Supply Contract Matters

During the 1980s, the Company resolved a number of claims made by suppliers under gas purchase contracts through various forms of settlement, including buy-out/buy-downs and payments for gas in advance of its delivery and, in the third quarter of 1989, recorded a pre-tax Special Charge of $269 million related to these claims. The remaining prepayments for gas made in conjunction with these settlements are carried at their estimated net realizable value (which approximates fair value) and, to the extent that the Company is unable to realize at least this amount through sale of the gas as delivered over the life of these agreements, its earnings will be adversely affected, although such impact is not expected to be material in any individual year. While the Company has settled the vast majority of such claims, the Company is committed to make additional payments under certain settlements, expects that other such claims may be asserted and that amounts may be expended in settlement of such claims. The Company currently expects that the amount of such settlements, if any, in excess of existing reserves will not be material in any year.

        In addition to the prepayments for gas discussed above, the Company is a party to a number of agreements which require it to either purchase or sell gas in the future at prices which may differ from prevailing market prices at the time such transactions are consummated or require it to deliver gas at a point other than the expected receipt point for the volumes to be purchased. The Company operates an ongoing risk management program designed to remove or limit the Company's market risk from its obligations under these gas purchase/sale commitments, see "Commitments and Contingencies" elsewhere herein. To the extent that the Company expects that these commitments will result in losses over the contract term, the Company has established reserves equal to such expected losses.

        Effective as of December 31, 1993, the Company completed a comprehensive settlement agreement with certain subsidiaries of Samson Investment Company, see "Natural Gas Pipeline" under "Material Changes in the Results of Operations" elsewhere herein.

Sale of Pipeline Facilities

On August 5, 1993, the Company announced the execution of a revised agreement (the Revised Agreement) with ANR Pipeline Company (ANR) pursuant to which the Company expects to complete the sale of an ownership interest in 250 MMcf/day of capacity in existing natural gas transmission facilities, principally Line AC. The Revised Agreement replaces a March 1989 agreement between the two companies whereby the Company had agreed to sell capacity in Line AC and other gathering and transmission facilities to ANR for $125 million, which amount was received by the Company in cash. Pursuant to the Revised Agreement and subject to receipt of all required regulatory approvals, the Company is expected to transfer capacity interests to ANR at their book value of approximately $90 million, reduced from its original amount principally as a result of (1) the exclusion of gathering properties and (2) depreciation taken by the Company on the facilities subject to the Revised Agreement. The $34 million representing the reduction in the total value of the transaction was previously received by the Company, recorded as a liability and refunded in cash to ANR in December 1993. Approval of the Revised Agreement is currently pending before the FERC and the Federal Trade Commission.

        Should the transaction not be approved or be approved with conditions unacceptable to the Company and ANR, and the various parties prove unsuccessful in revising the arrangement to create an acceptable sale transaction, the Revised Agreement requires that the Company and ANR operate under separate agreements pursuant to which the Company would provide transportation services to ANR over a 15-year period commencing in 1996. The level of transportation under such agreements would decrease over their term with a corresponding refund of the previously received $90 million. The Company's consideration for such transportation services (which, in the Company's opinion and taken in the aggregate, is a reasonable approximation of the market value of such services) would be provided by the Company's interest-free use of the previously-advanced money until to its return to ANR. In such circumstance, the cash refund to ANR in any single year would not be significant to the Company's overall cash requirements.

Environmental Matters

With the acquisition of DEI in November 1990, the Company acquired Minnegasco, a natural gas distribution company headquartered in Minneapolis, Minnesota, which owns or is otherwise associated with a number of sites where manufactured gas plants (MGPs) were previously operated.

        From the late 1800s to 1960, Minnegasco and its predecessors manufactured gas at a site in Minnesota, located in Minneapolis near the Mississippi River (the Minneapolis Site), which site is on Minnesota's Permanent List of Environmental Priorities. Minnegasco is working with the Minnesota Pollution Control Agency to implement an appropriate response action. At this time, however, the specific method and extent of required remediation are not known.

        There are six other former MPG sites in Minnesota in the service territory in which Minnegasco operated at December 31, 1993. Of these six sites, Minnegasco believes that three were neither owned nor operated by Minnegasco, two were owned at one time by Minnegasco but were operated by others and are currently owned by others, and one is presently owned by Minnegasco but was operated by others. In addition, there are seven former MGP sites in Nebraska and two in South Dakota in the service territory in which Minnegasco operated at December 31, 1992, but as a part of the sale of the Nebraska operations, the buyer has assumed liability for five Nebraska sites. Minnegasco had previously disposed of the other two Nebraska sites. The South Dakota sites were not operated by Minnegasco or its predecessors. Minnegasco believes it is not liable for remediation of the Nebraska and South Dakota sites.

        At December 31, 1993, Minnegasco has deferred $1.3 million related to the Minneapolis Site and has estimated a range of $23 million to $89 million for the possible remediation of the Minnesota sites. The low end of the range was determined using only those sites presently owned or known to have been operated by Minnegasco, assuming Minnegasco's proposed remediation methods. The upper estimate of the range was determined using all Minnesota sites, whether or not owned or operated by Minnegasco, and using alternative, more costly remediation methods. The cost estimates for the Minneapolis Site are based on studies made of that site. The remediation cost for other sites is based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation by other potentially responsible parties, if any, and the remediation methods used.

        At December 31, 1993, the Company has an accrual of $26.8 million to cover the probable costs of remediation. In connection with its 1992 rate case, Minnegasco was allowed to recover through rates over five years, without carrying costs, the deferred costs at December 31, 1992, and was allowed $3.1 million annually to cover on-going clean-up costs. The Company currently expects that its cash expenditures for these costs on an annual basis will not materially exceed its recovery through the ratemaking process. In accordance with SFAS 71, a regulatory asset has been recorded equal to the amount accrued. The Company is pursuing recovery of costs from its insurers and other potentially responsible parties.

        In addition to the Minnesota MGP sites described above, the Company's distribution divisions are investigating the possibility that the Company or predecessor companies may be or may have been associated with other MPG sites in the service territories of the distribution divisions. At the present time, the Company is aware of some plant sites in addition to the Minnesota sites and is investigating certain other locations. While the Company's evaluation of these other MGP sites is in its preliminary stages, it is likely that some compliance costs will be identified and become subject to reasonable quantification. To the extent that such potential costs are quantified, as with the Minnesota remediation costs for MGP described herein, the Company expects to provide an appropriate accrual and seek recovery for such remediation costs through all appropriate means, including regulatory relief.

        In addition, the Company, as well as other similarly situated firms in the industry, is investigating the possibility that it may elect or be required to perform remediation of various sites where meters containing mercury were disposed of improperly, or where mercury from such meters may have leaked or been disposed of improperly. While the Company's evaluation of this issue is in its preliminary stages, it is likely that compliance costs will be identified and become subject to reasonable quantification.

        To the extent that potential environmental compliance costs are quantified within a range, the Company establishes reserves equal to the most likely level of costs within the range and adjusts such accruals as better information becomes available. If justified by circumstances within the Company's businesses still subject to SFAS71, corresponding regulatory assets are set up in anticipation of recovery through the ratemaking process.

        While the nature of environmental contingencies makes complete evaluation impracticable, the Company currently is aware of no other environmental matter which could reasonably be expected to have a material impact on its results of operations or financial position.

Accounting Changes

Postretirement Benefits (SFAS 106)

The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," (SFAS
106) as of January 1, 1993. While the costs of postretirement benefits (such as retiree health care benefits) historically have been expensed by the Company on a pay-as-you-go basis, SFAS 106 requires accrual of such benefits during years of service in which they are "earned," see Note 6 of Notes to Consolidated Financial Statements.

Income Taxes (SFAS 109)

Effective as of January 1, 1991, the Company adopted the "asset and liability" method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of this change is included in 1991 earnings under the caption "Cumulative effect of changes in accounting principles," see Note 2 of Notes to Consolidated Financial Statements.

Postemployment Benefits (SFAS 112)

In 1992, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112), which requires the accrual of postemployment benefits payable to former or inactive employees after employment but before retirement. The cumulative effect of adoption as of January 1, 1992 was an after-tax charge of approximately $4.9 million which was recorded in the first quarter of 1992 and is reported in the Company's Statement of Consolidated Income under the caption "Cumulative effect of changes in accounting principles."

Benefit Plan Assumptions

The accounting for certain of the Company's benefit plans (particularly pension and retiree medical) is largely driven by assumptions concerning future costs and market conditions. The Company periodically reviews these assumptions in conjunction with its consulting actuaries and recently has changed several such assumptions in response to changed expectations regarding these future elements of cost and expects that other changes may be made. Specifically, the Company has reduced its expected long-term return on pension fund assets to 10% as of January 1, 1994 and is considering whether a further reduction is warranted. While the Company has not yet decided whether to make a further reduction or what the exact magnitude of such a reduction would be, the Company estimates that the effect of a one percent decrease in this assumption would be to increase the Company's periodic pension cost by approximately $3.7 million annually, before taking into account any mitigating regulatory effect.

Ratio of Earnings To Fixed Charges


                               Year Ended December 31,
- --------------------------------------------------------------------------------
1993            1992               1991            1990               1989
- --------------------------------------------------------------------------------
1.47             1.10               1.19             1.97              _ 1
- ---------------------------------------------------------------------------------

1 Earnings were inadequate to cover fixed charges in 1989 by approximately $104 million, principally due to non-recurring non-cash charges. See "Gas Supply Contract Matters" elsewhere herein.

Debt Retirement Schedule

The debt retirement schedule at December 31, 1993 is as follows (millions of dollars):

- -----------------------------------------------------------------------------------
1994       1995       1996       1997        1998         Beyond 1998
- -----------------------------------------------------------------------------------

$97.4     $164.6     $118.8     $427.0        $76.0         $843.0

Common Stock Prices and Dividends

The common stock of the Company is listed for trading on the New York Stock Exchange under the symbol "ALG." At December 31, 1993, there were 39,285 common stockholders of record. Following is selected data concerning the Company's common stock price and cash dividends paid:

- ---------------------------------------------------------------------------------
                Common                       Cash Dividends
1993         Stock Price                        Per Share
- ---------------------------------------------------------------------------------
Quarter      High       Low                     Common      Preferred
- --------------------------------------------------------------------------------
1st        $ 9          $7 3/8                $0.07           $0.75
2nd        $10 5/8      $8 3/4                $0.07           $0.75
3rd        $10 1/8      $8 1/8                $0.07           $0.75
4th        $ 8 7/8      $7 3/8                $0.07           $0.75
- ---------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------
                Common                       Cash Dividends
1992         Stock Price                        Per Share
- ---------------------------------------------------------------------------------
Quarter      High       Low                     Common      Preferred
- ---------------------------------------------------------------------------------
1st        $12 3/8     $9                     $0.27           $0.75
2nd        $ 9 3/4     $6 7/8                 $0.07           $0.75
3rd        $11 1/2     $9                     $0.07           $0.75
4th        $10 3/4     $7 1/2                 $0.07           $0.75
- ---------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------
               Common                        Cash Dividends
            Stock Price                         Per Share
- ----------------------------------------------------------------------------------
            High       Low                     Common      Preferred
- ----------------------------------------------------------------------------------
1991       $20 1/4     $ 9 3/4                $1.08           $3.00
1990       $27 1/4     $18 5/8                $1.08           $3.00
1989       $27 3/4     $20                    $1.08           $3.00


Under the provisions of the Company's revolving credit facility, the Company's total debt capacity is limited and it is required to maintain a minimum level of stockholders' equity, which requirements effectively serve to limit the Company's ability to pay dividends, see "Net Cash Flow from Financing Activities" included in "Management Analysis" elsewhere herein.

Statement of Consolidated Income                  ARKLA INC. AND SUBSIDIARIES

- -----------------------------------------------------------------------------------
(thousands of dollars, except per share amounts)  Year Ended December 31,
                                                  1993         1992        1991
- -----------------------------------------------------------------------------------
Operating Revenues

        Natural gas sales                       $2,759,718   $2,517,954  $2,495,572
        Gas transportation                         108,424      119,518     139,940
        Chemical and petroleum products             41,220       79,717      73,513
        Other                                       40,203       26,640      15,393
 -----------------------------------------------------------------------------------
                                                 2,949,565    2,743,829   2,724,418
- -----------------------------------------------------------------------------------
Operating Expenses

        Cost of natural gas purchased, net       1,900,852    1,758,419   1,730,428
        Operation, maintenance, cost of sales
            and other                              551,894      545,272     525,552
        Depreciation and amortization              150,955      150,741     145,732
        Taxes other than income taxes              104,636      100,773      98,850
        Contract termination charge (Note 11)       34,230           -           -
        Regulatory settlement (Note 7)                  _            -       15,000
- -----------------------------------------------------------------------------------
                                                 2,742,567    2,555,205   2,515,562
- -----------------------------------------------------------------------------------
Operating Income                                   206,998      188,624     208,856
- -----------------------------------------------------------------------------------
Other (Income) and Deductions
  Interest expense, net                            172,407      185,228     169,801
  Other, net                                       (51,825)     (15,347)      4,122
- -----------------------------------------------------------------------------------
                                                   120,582      169,881     173,923
- -----------------------------------------------------------------------------------
Income From Continuing Operations
       Before Income Taxes                          86,416       18,743      34,933
Provision for Income Taxes                          46,481       12,516      18,418
- -----------------------------------------------------------------------------------
Income From Continuing Operations                   39,935        6,227      16,515
  Loss from discontinued operations,
     less taxes (Note 8)                                 _      (34,797)    (6,945)
- -----------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Items
  and Cumulative Effect of Changes in
  Accounting Principles                             39,935      (28,570)      9,570
   Extraordinary items, less taxes
  (Notes 10 and 12)                                 (3,848)    (195,003)          _
- -----------------------------------------------------------------------------------
Income (Loss) Before Cumulative
  Effect of Changes in Accounting Principles        36,087     (223,573)      9,570
  Cumulative effect of changes in accounting
     principles (Notes 2 and 6)                          _       (4,920)    (64,377)
- -----------------------------------------------------------------------------------
Net Income (Loss)                                   36,087     (228,493)    (54,807)
    Preferred dividend requirement                   7,800        7,800       7,800
- -----------------------------------------------------------------------------------
Earnings (Loss) Available to Common Stock        $  28,287  $  (236,293) $  (62,607)
- -----------------------------------------------------------------------------------
Earnings (Loss) Per Common Share
        Continuing operations1                   $    0.26  $     (0.01)  $    0.08
        Discontinued operations, less taxes              _        (0.29)      (0.06)
        Extraordinary items, less taxes              (0.03)       (1.60)          _
        Cumulative effect of changes in
         accounting principles                           _        (0.04)      (0.56)
- -----------------------------------------------------------------------------------
        Earnings (Loss) Per Common Share         $    0.23  $     (1.94)   $  (0.54)
- -----------------------------------------------------------------------------------
Weighted average common shares outstanding
   (in thousands)                                  122,305      121,820     115,981
- -----------------------------------------------------------------------------------

1 Earnings (loss) per common share from continuing operations is computed after reduction for the preferred dividend requirement.

The Notes to Consolidated Financial Statements are an integral part of this statement.

ARKLA INC. AND SUBSIDIARIES                     CONSOLIDATED BALANCE SHEET

- --------------------------------------------------------------------------------------
(thousands of dollars)                                      December 31,
                                                       1993              1992
- --------------------------------------------------------------------------------------
ASSETS
Property, Plant and Equipment                        $3,720,295       $3,857,151
Less: Accumulated depreciation and amortization       1,363,159        1,333,262
- --------------------------------------------------------------------------------------
                                                      2,357,136        2,523,889
Investments and Other Assets                            765,552          951,913
Current Assets
  Cash and temporary cash investments                    14,910           26,225
  Accounts and notes receivable, principally
   customer                                             314,487          292,943
  Deferred income taxes                                  12,976           10,656
  Inventories                                           153,815           97,668
  Deferred gas costs                                    (9,390)           10,033
  Gas purchased in advance of delivery                   35,998           28,214
  Other current assets                                   25,548           62,650
- --------------------------------------------------------------------------------------
                                                        548,344          528,389
- --------------------------------------------------------------------------------------
Deferred Charges                                         56,756           54,826
- --------------------------------------------------------------------------------------
Total Assets                                         $3,727,788       $4,059,017
- --------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Stockholders' Equity
  Preferred stock                                    $  130,000       $  130,000
  Common stock ($.625 par) authorized
   150,000,000; 122,361,578 and 122,258,367
   shares issued and outstanding at
   December 31, 1993 and 1992, respectively              76,476           76,411
  Paid-in capital                                       867,641          866,635
  Accumulated deficit                                  (366,080)        (360,121)
- --------------------------------------------------------------------------------------
  Total stockholders' equity                            708,037          712,925
- --------------------------------------------------------------------------------------
Long-term Debt, Less Current Maturities               1,629,364        1,783,074
Current Liabilities
  Current maturities of long-term debt                   97,400          120,000
  Notes payable to banks                                 95,000                _
  Gas accounts payable                                  267,279          277,158
  Other accounts payable                                190,042          267,137
  Income taxes payable                                   12,912           23,060
  Interest payable                                       44,677           50,365
  General taxes                                          50,111           49,797
  Customers' deposits                                    46,921           44,306
  Other current liabilities                              98,881          116,021
- --------------------------------------------------------------------------------------
                                                        903,223          947,844
- --------------------------------------------------------------------------------------
Other Liabilities and Deferred Credits
 Accumulated deferred income taxes                      225,243          204,547
 Other deferred credits and non-current
  liabilities                                           261,921          410,627
- --------------------------------------------------------------------------------------
                                                        487,164          615,174
- --------------------------------------------------------------------------------------
Commitments and Contingencies (Note 3)
- --------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity           $3,727,788       $4,059,017
- --------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements are an integral part of this statement.

ARKLA INC. AND SUBSIDIARIES
STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY

- -----------------------------------------------------------------------------------------------------------
(thousands of dollars)                                Year Ended December 31,
                                            1993                    1992                   1991
- -----------------------------------------------------------------------------------------------------------
                                     Shares       Amount       Shares      Amount     Shares      Amount
- -----------------------------------------------------------------------------------------------------------
Capital Stock
Preferred, $3.00 Convertible
 exchangeable preferred
 stock, Series A ($50.00
 liquidation preference),
 cumulative, non-voting;
 authorized 10,000,000
 shares1
- -----------------------------------------------------------------------------------------------------------
Issued and outstanding             2,600,000     $130,000      2,600,000  $130,000     2,600,000   $130,000
- -----------------------------------------------------------------------------------------------------------
Common, $.625 par, authorized
 150,000,000 shares
Balance at beginning of year     122,258,367       76,411    116,488,089    72,805   115,136,859     71,961
  Issuance of stock to
    reacquire E&P minority
    interest (Note 8)                      -            -      5,699,967     3,562             _          _
  Issuance of stock in
    Hunter acquisition (Note 9)      125,000           78              -         -       975,000        609
Other issuance (reduction)           (21,789)         (13)        70,311        44       376,230        235
- -----------------------------------------------------------------------------------------------------------
Balance at end    of year        122,361,578       76,476    122,258,367    76,411   116,488,089     72,805
- -----------------------------------------------------------------------------------------------------------
Paid-In Capital
Balance at beginning of year                      866,635                  810,351                  790,774
 Issuance of stock to reacquire
 E&P  minority interest
   (Note 8)                                            _                    56,203                        _
 Issuance of stock in
   Hunter acquisition (Note 9)                      1,156                        _                   17,038
 Other issuance (reduction)                          (150)                      81                    2,539
- -----------------------------------------------------------------------------------------------------------
Balance at end of year                            867,641                  866,635                  810,351
- -----------------------------------------------------------------------------------------------------------
Retained Earnings (Deficit)
Balance at beginning of year                     (360,121)                 (65,132)                 122,697
  Net income (loss)                                36,087                 (228,493)                 (54,807)
  Cash dividends
    Preferred stock - $3.00 per
     share                                         (7,800)                  (7,800)                  (7,800)
    Common stock - $0.28 per
     share in 1993, $0.48 per
     share in 1992 and $1.08
     per share in 1991                            (34,246)                 (58,696)                (125,222)
- -----------------------------------------------------------------------------------------------------------
Balance at end of year                           (366,080)                (360,121)                 (65,132)
- -----------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                       $708,037                 $712,925                 $948,024
- -----------------------------------------------------------------------------------------------------------

1 The Series A preferred stock is convertible into common stock in the ratio of approximately 1.7467 shares of common stock for each share of Series A preferred stock, equivalent to a conversion price of $28 5/8 for each common share, which conversion price is subject to adjustment should certain events occur.

The Notes to Consolidated Financial Statements are an integral part of this statement.

ARKLA INC. AND SUBSIDIARIES     STATEMENT OF CONSOLIDATED CASH FLOWS

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

__________________________________________________________________________________________
(thousands of dollars)                              Year Ended December 31,
                                            1993              1992             1991
__________________________________________________________________________________________
Cash Flows From Operating Activities
Net income (loss)                        $  36,087         $(228,493)        $ (54,807)
Adjustments to reconcile net income
   (loss) to cash flow:
   Depreciation and amortization           150,955           150,741           145,732
   Deferred income taxes                    29,692            85,920               384
   Contract termination charge
     (Note 11)                              34,230                 _                 _
   Gains from sales of property            (41,619)                _                 _
   Regulatory settlement (Note 7)                _                 _            15,000
   Discontinued operations                       _            34,797             6,945
   Extraordinary items, less taxes
     (Notes 10 and 12)                       3,848           195,003                 _
   Cumulative effect of changes
     in accounting principles                    _             4,920            64,377
   Utilization of tax loss
     carryforwards                         (11,787)          (23,316)                _
   Other                                   (22,013)           (9,408)          (13,102)
   Changes in certain assets and
     liabilities, net of non-cash
     transactions and the effects of
     acquisitions and dispositions
     (Note 1)                               (6,830)         (103,111)          100,694
__________________________________________________________________________________________
Net cash provided by
  operating activities                     172,563           107,053           265,223
__________________________________________________________________________________________
Cash Flows From Investing Activities
Capital expenditures                      (146,195)         (134,890)         (255,034)
Sale/exchange of distribution
  properties, net                           55,090                 _                 _
Sale of LIG, net of related
 expenditures                              169,950                 _                 _
Dyco working capital infusion,
  net of related tax benefits                    _                 _           (14,999)
Cash proceeds from sale of E&P                   _           389,957                 _
Proceeds from sale and leaseback
  of assets                                      _            53,175                 _
Cash proceeds from sale of E. F.
  Johnson and Arkla Products                     _            21,220                 -
Net investing activities of
  discontinued operations                        _            64,322            (4,932)
Other, net                                 (25,804)          (31,012)           14,281
__________________________________________________________________________________________
Net cash provided by (used in)
  investing activities                      53,041           362,772          (260,684)
__________________________________________________________________________________________
Cash Flows From Financing Activities
Issuance of 9 7/8% notes due 1997                _           225,000                 _
Issuance of 8 7/8% notes due 1999                _           200,000                 _
Common and preferred stock dividends       (42,046)          (66,496)         (133,022)
Retirements and reacquisitions
  of long-term debt                       (212,188)         (192,689)          (76,223)
Other interim borrowings
  (repayments)                              95,000          (648,677)          (45,148)
Issuance of medium-term notes,
  due through 2000                               _                 _           283,000
Return of advances received under
  contingent sales agreements              (34,000)          (20,000)                _
Increase (decrease) in overdrafts          (43,685)           21,483           (38,041)
__________________________________________________________________________________________
Net cash used in financing
  activities                              (236,919)         (481,379)           (9,434)
__________________________________________________________________________________________
Net decrease in cash                       (11,315)          (11,554)           (4,895)
__________________________________________________________________________________________
Cash and cash equivalents -
  beginning of year                         26,225            37,779            42,674
__________________________________________________________________________________________
Cash and cash equivalents -
  end of year                            $  14,910         $  26,225         $  37,779
__________________________________________________________________________________________

For supplemental cash flow information, see Note 1.

The Notes to Consolidated Financial Statements are an integral part of this statement.

Notes to Consolidated Financial statements

Note 1

Accounting Policies and Components of
Certain Financial Statement Line Items

Proposed Name Change

The Company has announced its intention to change the name of the Company from Arkla, Inc. to NorAm Energy Corp., subject to approval by the Company's stockholders at the annual meeting to be held in May 1994. Certain of the Company's subsidiaries also are expected to make corresponding name changes.

Principles of Consolidation

The consolidated financial statements include the accounts of Arkla, Inc. and its subsidiaries, all of which are wholly owned, except for Itron, Inc., in which the Company owns a common stock interest. All significant affiliated transactions and balances for the Company's continuing businesses have been eliminated. As used herein, "the Company" refers to Arkla, Inc. and its subsidiaries.

        In November 1990, the Company acquired Diversified Energies, Inc. (DEI) in a transaction accounted for as a purchase, see Notes 8 and 9.

        On February 2, 1988, Entex, Inc. (Entex), a gas distribution and intrastate transmission company with operations in Texas, Louisiana and Mississippi, merged with and into Arkla, Inc. in an exchange of stock accounted for as a pooling of interests, see Note 9.

        On December 31, 1992, the Company completed the sale of Arkla Exploration Company (E&P) to Seagull Energy Corporation. This sale terminated the Company's activities in the exploration and production business and, accordingly, the accompanying Consolidated Financial Statements and these Notes were restated to reflect E&P's operating results, cash flows and net assets as "discontinued operations" for all periods presented, see Note 8.

        On June 30, 1993, the Company completed the sale of its intrastate pipeline business as conducted by Louisiana Intrastate Gas Corporation and Subsidiaries (LIG) to a subsidiary of Equitable Resources, Inc., see Note 9.

        The Company has engaged in several transactions with respect to its distribution properties, see Note 9. In the accompanying consolidated financial statements, certain prior year amounts have been reclassified to conform to current presentation.

Rate Regulation

The Company's rate-regulated divisions/subsidiaries bill customers on a monthly cycle billing basis. Revenues are recorded on an accrual basis, including an estimate for gas delivered but unbilled at the end of each accounting period.

        Methods of allocating costs to accounting periods in the portion of the Company's business subject to federal, state or local rate regulation may differ from methods generally applied by non-regulated companies. However, when accounting allocations prescribed by regulatory authorities are used for rate-making, the resultant accounting follows the concept of matching costs with related revenues. All of the Company's rate regulated businesses historically have followed the accounting guidance contained in Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). The Company discontinued application of SFAS 71 to its Arkla Energy Resources interstate pipeline effective with year-end 1992 reporting, see Note 10.

Changes in Accounting Policies

The Company changed its method of accounting for income taxes, postemployment benefits and postretirement benefits effective as of January 1, 1991, 1992 and 1993, respectively, see Notes 2 and 6.

Statement of Consolidated Cash Flows

The accompanying Statement of Consolidated Cash Flows reflects the assumption that all highly liquid investments (whose carrying value approximates their fair value) purchased with original maturities of three months or less are cash equivalents. Cash flows resulting from the Company's risk management (hedging) activities are classified in the accompanying Statement of Consolidated Cash Flows in the same category as the item being hedged.

        In June 1991, the Company acquired The Hunter Company in a non-cash transaction through the issuance of the Company's common stock and issued additional shares in 1993, see Note 9. In early 1992, the Company reacquired the publicly-held minority ownership of E&P through the issuance of the Company's common stock, see Note 8. The Company's exchange of its South Dakota distribution properties for certain other properties in Minnesota included both cash and non-cash components, see Note 9. The Company's 1991 sale of Dyco and the Company's 1992 sale of E. F. Johnson included both cash and non-cash components, see Note 9. In February 1992, the Company exchanged its investment in EnScan for an equity investment in Itron, Inc. in a non-cash transaction, see Note 8. Effective as of December 31, 1993, the Company issued a $34 million note to a subsidiary of Samson Investment Company in conjunction with a comprehensive settlement agreement, see Note 11.

        The caption "Changes in certain asset and liabilities, net of non-cash transactions and the effects of acquisitions and dispositions" as shown in the accompanying Statement of Consolidated Cash Flows includes the following:

Increase (Decrease) in Cash and Cash Equivalents
- -------------------------------------------------------------------------------

(thousands of dollars)                    Year Ended December 31,
                                      1993          1992         1991
- -------------------------------------------------------------------------------
Accounts and notes receivable       $(55,273)    $ (42,685)    $ 83,942
Inventories                          (49,300)       16,419       (6,098)
Deferred gas costs                    31,549          (810)      22,412
Other current assets                  41,730        (5,580)       1,466
Gas accounts payable                  26,382         5,553      (30,697)
Other accounts payable               (34,069)        9,139       17,256
Income taxes payable                    (768)      (38,556)      17,176
Interest payable                      (5,688)        6,619       15,945
General taxes                          4,625         3,122        3,006
Customers' deposits                    2,615        (1,397)      (6,444)
Other current liabilities             12,567       (39,235)      14,530
Settlement of gas contract disputes   18,800       (15,700)     (31,800)
- -------------------------------------------------------------------------------
                                    $ (6,830)    $(103,111)    $100,694
- -------------------------------------------------------------------------------

Supplemental Cash Flow Information
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
(thousands of dollars)                 Year Ended December 31,
                                      1993       1992       1991
- -------------------------------------------------------------------------------
Cash interest payments, net
  of capitalized interest           $174,964   $188,303   $166,946
- -------------------------------------------------------------------------------
Cash income tax
  payments (refunds), net           $ 22,494   $(16,962)  $(30,049)
- -------------------------------------------------------------------------------

Property, Plant and Equipment
- -------------------------------------------------------------------------------

(millions of dollars)                   December 31,    Depreciation
                                      1993       1992       Range
- -------------------------------------------------------------------------------
Natural gas pipeline                $1,830.3   $2,020.9   2.1%-10.0%
Natural gas distribution             1,850.6    1,799.1   1.3%-20.0%
Other                                   39.4       37.2   5.0%-20.0%
- -------------------------------------------------------------------------------
                                    $3,720.3   $3,857.2
- -------------------------------------------------------------------------------

        Property, plant and equipment, in general, is carried at cost and amortized on a straight-line basis over its estimated useful life. Additions to and betterments of utility property are charged to property accounts at cost, while the costs of maintenance, repairs and minor replacements are charged to expense as incurred. Upon normal retirement of units of utility property, plant and equipment, the cost of such property, together with cost of removal less salvage, is charged to accumulated depreciation. Costs of individually significant internally developed and purchased computer software systems are capitalized and amortized over their expected useful life.

Investments and Other Assets
- -------------------------------------------------------------------------------

(thousands of dollars)                     December 31,
                                         1993       1992
- -------------------------------------------------------------------------------
Goodwill                               $509,498   $572,114
Gas purchased in advance of delivery     79,667    155,022
Notes receivable                          8,659     65,394
Other                                   167,728    159,383
- -------------------------------------------------------------------------------
                                       $765,552   $951,913
- -------------------------------------------------------------------------------

        Goodwill is amortized on a straight-line basis over 40 years; approximately $14.8 million, $15.4 million and $13.9 million were amortized during 1993, 1992 and 1991, respectively. Accumulated amortization of goodwill was $60.8 million and $46.0 million at December 31, 1993 and 1992, respectively. In 1993, the Company's goodwill balance was reduced by approximately $47.8 million due to the sale of LIG, see Note 9. The decreases in "Notes receivable" and "Gas purchased in advance of delivery" are principally due to balances which are no longer outstanding as a result of a settlement with certain subsidiaries of Samson Investment Company, see Note 11.

        The Company periodically compares the carrying value of its goodwill to the anticipated future operating income from the businesses whose acquisition gave rise to the goodwill and, as yet, no impairment is indicated or expected.

Inventories
- -------------------------------------------------------------------------------

(thousands of dollars)                   December 31,
                                         1993      1992
- -------------------------------------------------------------------------------
Gas in underground storage             $116,665   $56,355
Materials and supplies                   36,757    39,775
Manufactured products                        36       889
Other                                       357       649
- -------------------------------------------------------------------------------
                                       $153,815   $97,668
- -------------------------------------------------------------------------------


        Inventories other than manufactured products principally follow the average cost method. Manufactured products follow the first-in, first-out method and all inventories held for resale are valued at the lower of cost or market.

        Gas in underground storage at December 31, 1993 includes approximately $51.2 million of gas attributable to the operations of Mississippi River Transmission Corporation (MRT). The majority of this gas was sold to MRT's customers during early 1994 and will be replaced with customer-owned gas in accordance with the provisions of Federal Energy Regulatory Commission Order 636, with MRT retaining only the quantity of gas necessary for system operational purposes.

Segment Information

The Company operates predominantly in a single segment -- the natural gas segment, which accounts for in excess of 90% of the Company's total revenues, income or loss and identifiable assets.

Allowance for Doubtful Accounts

"Accounts and notes receivable, principally customer" as presented on the accompanying Consolidated Balance Sheet are net of an allowance for doubtful accounts of $11.3 million and $12.0 million at December 31, 1993 and 1992, respectively.

Interest Expense, Net
- -------------------------------------------------------------------------------

(thousands of dollars)                  Year Ended December 31,
                                      1993       1992       1991
- -------------------------------------------------------------------------------
Interest expense                    $173,278   $186,903   $177,334
Allowance for borrowed funds
  used during construction              (871)    (1,675)    (7,533)
- -------------------------------------------------------------------------------
                                    $172,407   $185,228   $169,801
- -------------------------------------------------------------------------------

        Interest expense includes, where applicable, amortization of debt issuance cost and amortization of gains and losses on interest rate hedging transactions related to the Company's debt financing activities, see Note 12.

Allocation of Interest to Discontinued Operations

The reported results of operations for the Company's discontinued businesses include an allocation of interest expense which has been calculated by computing the ratio of the discontinued businesses' net assets to consolidated net assets, and multiplying this ratio by consolidated interest expense, after reduction for any interest expense associated with debt directly attributable to each such discontinued business.

Other, Net - Statement of Consolidated Income

- -------------------------------------------------------------------------------

(thousands of dollars)                 Year Ended December 31,
(income) expense                     1993        1992        1991
- -------------------------------------------------------------------------------
Interest income                    $(11,613)   $(10,905)   $(14,093)
Sales of property:
  Nebraska distribution
    properties                      (23,900)          _           _
  LIG                               (17,719)          _           _
  Other                              (1,141)       (203)      3,289
Loss on sale of
  accounts receivable                 8,132      10,063      12,736
Gain on termination
  of partnership                          _      (4,139)          _
Appliance repair service             (1,109)     (4,333)     (2,948)
Income from equity
  basis investment                        _      (3,454)          _
Miscellaneous                        (4,475)     (2,376)      5,138
- -------------------------------------------------------------------------------
                                   $(51,825)   $(15,347)     $4,122
- -------------------------------------------------------------------------------

Accounts Payable

Certain of the Company's cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. Such balances included in accounts payable were approximately $55.7 million and $99.4 million at December 31, 1993 and 1992, respectively.

Earnings Per Share

Earnings per common share is based on net income less preferred dividend requirements, using the weighted average number of the Company's common shares outstanding during each period. Fully diluted earnings per share is not presented because the relevant options and convertible securities are either immaterial, anti-dilutive or both.

Sale of Accounts Receivable

As described in Note 12, the Company has entered into an agreement under which it sells an undivided interest in a designated pool of accounts receivable on a revolving basis, with limited recourse and subject to a floating interest rate provision. The Company has retained servicing responsibility under this agreement, for which it is paid a fee. At December 31, 1993 and 1992, there were $226.4 million and $212.6 million, respectively, of receivables sold under the program and uncollected. These receivables were collateralized by approximately $29.0 million and $42.6 million, respectively, of the Company's remaining receivables, which collateral represents the maximum exposure to the Company should all receivables sold prove ultimately uncollectible.

Disclosure About Fair Value of Financial Instruments

The Company has included information concerning fair value of financial instruments in those cases where estimation is practicable. In cases where quoted market prices are not available, estimated fair value amounts have been determined by the Company using quoted market prices of similar securities when available, or other estimation techniques.

Accounting for Price Risk Management Activities

To minimize the risk from market fluctuations in the price of natural gas and related transportation, the Company enters into futures transactions, swaps and purchases options in order to hedge certain commitments to buy and sell natural gas, some of which carry off-balance-sheet risk, see Note 3. Changes in the market value of the various financial instruments utilized as hedges are deferred and recognized in conjunction with the gain or loss on the hedged transactions.

Note 2

Income Taxes

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109), which requires a change from the "deferred" method of accounting for income taxes to the "asset and liability" method. The Company adopted SFAS 109 as of January 1, 1991, and the cumulative effect of this change in accounting for income taxes was $64.4 million, reported separately in the accompanying Statement of Consolidated Income.

        In August 1993, the Revenue Reconciliation Act of 1993 was enacted into law, one effect of which was to increase the federal corporate income tax rate from 34% to 35%, retroactive to January 1, 1993. The Company has recorded its 1993 tax liability using this increased rate and has remeasured its deferred tax assets and liabilities. Principally due to the regulated nature of the majority of the Company's businesses, the impact of this change on income tax expense was not significant.

        "Provision for Income Taxes" in the accompanying Statement of Consolidated Income includes the following:

(thousands of dollars)          Year Ended December 31,
- --------------------------------------------------------------------------------------
                                  1993         1992           1991
- --------------------------------------------------------------------------------------
Federal
        Current                    $15,773      $(64,658)      $16,887
        Deferred                    26,332        73,229        (5,307)
        Investment tax credit       (2,023)         (804)         (819)
- --------------------------------------------------------------------------------------
State
        Current                      3,039         (7,942)       1,966
        Deferred                     3,360         12,691        5,691
- ----------------------------------------------------------------------------------------
                                   $46,481      $  12,516      $18,418
- -----------------------------------------------------------------------------------------

        The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at December 31, 1993 and 1992, were as follows:

- ------------------------------------------------------------------------------
(thousands of dollars)                              December 31,
                                                1993            1992
- ------------------------------------------------------------------------------
Deferred Tax Assets
        Employee benefit accruals               $ 22,087         $ 18,506
        Inventory revaluation and
          capitalization                           6,691           13,739
        Gas purchase contract accruals            77,158          109,153
        Regulatory obligations                    26,156           26,255
        Indemnifications and other reserves       30,186           30,902
        Deferred state income taxes               11,494            8,211
        Miscellaneous                             26,260           27,117
        Operating and capital loss
          carryforwards                           28,855           49,646
        Unrefunded operating loss carryback          566            9,077
        Alternative minimum tax and general
                business credit carryforwards     57,524           56,066
        Valuation allowance                      (10,023)          (9,997)
- ----------------------------------------------------------------------------
Total deferred tax assets                        276,954          338,675
- ---------------------------------------------------------------------------
Deferred Tax Liabilities
        Property, plant and equipment,
                principally due to depreciation
                methods and lives                441,647         482,337
        Deferred gas costs                        16,059          14,689
        Employee benefit accruals                 12,781           9,844
        Miscellaneous                             18,734          25,696
- --------------------------------------------------------------------------
Total deferred tax liabilities                   489,221         532,566
- --------------------------------------------------------------------------
Net deferred tax liabilities                    $212,267        $193,891
- --------------------------------------------------------------------------

        The valuation allowance for deferred tax assets as of January 1, 1992 was $18.4 million. The net change in the total valuation allowance for the year ended December 31, 1992 was a decrease of $8.4 million. This decrease was attributable to valuation allowances for E&P, which business was sold in 1992.

        At December 31, 1993, the Company had approximately $383.1 million of state net operating loss carryforwards available to offset future state taxable income through the year 2007 and approximately $2.6 million of federal net operating loss carryforwards to offset future federal taxable income through the year 2006. The Company also has $0.9 million of charitable contributions that are available to be utilized pending the outcome of IRS audits for the years 1989 through 1991. These contributions cannot be utilized beyond 1991. In addition, the Company has approximately $5.1 million of general business credit carryforwards that expire between 1998-2006, and approximately $52.4 million of alternative minimum tax credits which are available to reduce future federal income taxes payable, if any, over an indefinite period (although not below the tentative minimum tax otherwise due in any year).

        The Company and its subsidiaries file a consolidated U.S. Federal income tax return. Such returns have been audited and settled through the year 1986. Investment tax credits are generally deferred and amortized over the lives of the related assets.

- -----------------------------------------------------------------------------------------
(thousands of dollars)                            Year Ended December 31,
                                         1993               1992               1991
- -----------------------------------------------------------------------------------------
Statutory federal income tax rate            35%                34%               34%
- -----------------------------------------------------------------------------------------
Computed "expected" federal
        income tax                      $30,246           $  6,373           $11,877
Increase (decrease) in tax
        resulting from:
        State income taxes, net of
       federal income tax benefit         4,159              3,134             5,054
        Investment tax credit            (2,023)              (804)             (819)
        Stock basis difference in
                sale of subsidiary        8,093                  _                 _
        Adjustments to prior
                year accruals             4,299                  _                 _
        Other, principally goodwill
                amortization              5,292              4,889             4,629
        Effect of 1% increase in
                statutory federal
                income tax rate          (2,267)                 _                 _
        Other, net                       (1,318)            (1,076)           (2,323)
- ----------------------------------------------------------------------------------------------
Provision for income taxes              $46,481            $12,516           $18,418
- ----------------------------------------------------------------------------------------------

Note 3

Commitments and Contingencies

Lease Commitments

Total rental expense for all leases was $36.5 million, $27.8 million and $23.7 million in 1993, 1992 and 1991, respectively. At December 31, 1993, the minimum rental commitments under non-cancelable operating leases, principally consisting of rental agreements for building space, data processing equipment and vehicles (including major work equipment) were as follows:

- -----------------------------------------------------------------------------------------
(thousands of dollars)
- -----------------------------------------------------------------------------------------
1994                     $33,906
1995                      14,778
1996                      12,243
1997                      10,378
1998                       8,493
1999 and beyond           32,327
- ------------------------------------------------------------------------------------------
        Subtotal         112,125
Less subleases            (1,992)
- -------------------------------------------------------------------------------------------
        Net             $110,133
- --------------------------------------------------------------------------------------------

        Lease payments related to assets transferred under the Company's sale/leaseback arrangements (see Note 12) are included for only their primary (non-cancelable) term. Subsequent to the primary term, the Company could terminate its obligations under these arrangements by electing to purchase the relevant assets for an amount approximating fair market value.

Pending Sale Transaction

The Company received $125 million from another party pending completion of a transaction related to capacity on Line AC, of which approximately $34 million was returned in December 1993 due to changes in the underlying agreement and, under certain circumstances, the Company may be required to return additional amounts, see Note 13.

Letters of Credit

At December 31, 1993, the Company was obligated under a letter of credit for approximately $5.5 million which guarantees Seagull's performance under certain forward gas sales contracts, see Note 8. At December 31, 1993, the Company also is obligated under letters of credit totalling approximately $18.3 million which are incidental to its ordinary business operations.

Indemnity Provisions

The Company has obligations under indemnification provisions of certain sale agreements, see Notes 8 and 9.

Sale of Receivables

Certain of the Company's receivables are collateral for receivables which have been sold, see Note 1.

Gas Purchase Claims

The Company is a party to certain claims involving, and has certain commitments under, its gas purchase contracts, see Note 11.

Credit Risk and Off-Balance-Sheet Risk

The Company operates principally in the transmission and distribution phases of the natural gas industry with sales to resellers such as pipeline companies and local distribution companies as well as to end-users such as commercial businesses, industrial concerns and residential consumers. While certain of these customers are affected by periodic downturns in the economy in general or in their specific segment of the natural gas industry, the Company believes that its level of credit-related losses due to such economic fluctuations has been adequately reserved for and will remain relatively stable in the long-term.

        The Company has entered into a number of interest rate swaps which carry off-balance-sheet market and credit risk, see Note 12.

        In addition to its other gas supply arrangements (see "Gas Supply Contract Matters" elsewhere herein), the Company routinely enters into contracts which commit it to either buy or sell gas in the future at prices which may differ from prevailing market prices at the time such transactions are consummated, or deliver gas at a point other than the expected receipt point for the volumes to be purchased. In order to mitigate the risk from market fluctuations in the price of natural gas and related transportation during the terms of these commitments, the Company enters into futures transactions, swaps and purchases options. The swaps include both (1) transactions in which one party agrees to pay a fixed price per MMBtu of gas while the other party agrees to pay a price based on a published index and (2) transactions in which the parties agree to pay based on different indices.

        In conjunction with agreements existing at December 31, 1993 which commit the Company to deliver approximately 80.0 Bcf of gas at fixed prices ratably through April 1999, the Company has entered into swaps and purchased options intended to mitigate the risk associated with changes in the market price of gas during the term of these agreements. These swaps have effectively fixed the acquisition cost for approximately 16.4 Bcf of gas to be delivered through December 1995 and set a "base purchase price" for approximately 24.7 Bcf of gas to be delivered from January 1996 to April 1999. Based on December 31, 1993 prices, the notional amount of these swaps (as measured by the market value of the underlying quantities of gas) was approximately $94.1 million and the unrealized loss associated with these swaps was approximately $1.8 million. The Company also has purchased options (with a notional amount of $56.6 million based on the December 31, 1993 market value of the underlying quantities of gas) covering the 24.7 Bcf of gas, which options serve to limit the year-to-year escalation in the base purchase price effected through the swaps, and has entered into fixed price purchase agreements covering the remainder of approximately 38.9 Bcf of gas to be delivered in satisfaction of these commitments.

        With respect to agreements existing at December 31, 1993 under which the Company is committed to deliver approximately 55.8 Bcf of gas through 1995 at market prices (generally based on published indices), the Company has entered into swaps intended to mitigate the risk associated with changes in the differential between the market sales price at the agreed upon delivery points and the market purchase price at the anticipated receipt points. This differential essentially represents the market value of the intervening transportation (a notional amount of approximately $1.2 million at December 31, 1993) and, based on December 31, 1993 prices, the unrealized loss associated with these swaps was approximately $0.7 million.

        While, as yet, the Company has experienced no significant losses due to the credit risk associated with these arrangements, the Company has off-balance-sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each such instrument. In order to minimize this risk, the Company enters into such transactions solely with firms of acceptable financial strength, in most cases limiting such transactions to counterparties whose debt securities are rated "A" or better by recognized rating agencies. For long-term arrangements, the Company periodically reviews the financial condition of such firms in addition to monitoring the effectiveness of these financial instruments in achieving the Company's objectives. Should the counterparties to these arrangements fail to perform, the Company would seek to compel performance at law or otherwise, or to obtain compensatory damages in lieu thereof, but the Company might be forced to acquire alternative hedging arrangements or be required to honor the underlying commitment at then-current market prices. In such event, the Company might incur additional loss to the extent of amounts, if any, already paid to the counterparties.

        In view of its criteria for selecting counterparties, its process of monitoring the financial strength of these counterparties and its experience to date in successfully completing these transactions, the Company believes that the risk of incurring a significant loss due to the nonperformance of counterparties to these transactions is minimal.

Litigation

On October 15, 1992, the Resolution Trust Corporation (RTC) filed suit in United States District Court for the Southern District of Texas, Houston Division, against the Company for alleged harm resulting from the 1989 failure of University Savings Association (USA), a thrift institution in Houston, Texas. The RTC claims that Arkla, Inc. is liable as a successor-in-interest to Entex, Inc. which merged with Arkla, Inc. in 1988, after Entex's sale of USA in 1987. The suit alleges that certain former officers and directors of USA are responsible for a breach of contract, breaches of fiduciary duties, negligence and gross negligence in conducting USA's business affairs. The RTC also alleges that Entex, which owned USA until 1987, was responsible for some of that alleged wrongdoing, as well as for having allegedly misrepresented facts to state and federal regulators in connection with the sale of USA to certain USA officers and directors in 1987. Compensatory damages of at least $535 million were originally alleged in the case. Arkla, Entex and the defendant directors filed answers denying the material allegations of the suit and interposing certain defenses. On June 3, 1993, the Court dismissed a number of claims discussed above, though it allowed the RTC to file an amended complaint with respect to some of the dismissed claims. On July 9, 1993, the Court entered an order denying a motion filed by the RTC to reconsider the Court's order dated June 3, 1993. On August 12, 1993, in response to the Court order allowing the RTC to replead certain claims, the RTC filed its second amended complaint in which compensatory damages of at least $520 million are alleged. Arkla, Entex and the defendant directors have filed various motions in response to the second amended complaint. Based on a review of the amended complaint and on a review of the materials in Entex's possession related to USA, the Company believes it has meritorious defenses to the RTC claims and intends to vigorously pursue such defenses in this suit. Discovery in the case is continuing, but the Company is not yet able to determine the effect, if any, on the results of operations or financial position of the Company, which will result from resolution of this matter.

        On August 6, 1993, the Company, its former subsidiary, Arkla Exploration Company and Arkoma Production Company (Arkoma), a subsidiary of E&P, were named as defendants in a lawsuit (the State Claim) filed in the Circuit Court of Independence County, Arkansas. This complaint alleges that the Company, E&P and Arkoma, acted to defraud ratepayers in a series of transactions arising out of a 1982 agreement between the Company and Arkoma. On behalf of a purported class composed of the Company's ratepayers, plaintiffs have alleged that the Company, E&P and Arkoma are responsible for common law fraud and violation of an Arkansas law regarding gas companies, and are seeking a total of $100 million in actual damages and $300 million in punitive damages. On November 1, 1993, the Company filed a motion to dismiss the claim. The Court has not ruled on this motion. The underlying facts forming the basis of the allegations in the State Claim also formed the basis for allegations in a lawsuit (the Federal Claim) filed in September 1990 in the United States District Court for the Eastern District of Arkansas, by the same plaintiffs. In August 1992, the Court entered an order granting the Company's motion to dismiss the Federal Claim, and the order was affirmed by the United States Court of Appeals, Eighth Circuit in April 1993. This dismissal did not bar the plaintiffs from filing the State Claim in a state court based on allegations of violation of state law. Since the State Claim is based on essentially the same underlying factual basis as the Federal Claim, the Company believes the State Claim is without merit, intends to vigorously defend this lawsuit and does not believe that the outcome will have a material adverse effect on the financial position or results of operations of the Company.

        The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the Company's results of operations and financial position, if any, from the disposition of these matters will not be material.

Environmental Matters

With the acquisition of DEI in November 1990, the Company acquired Minnegasco, a natural gas distribution company headquartered in Minneapolis, Minnesota, which owns or is otherwise associated with a number of sites where manufactured gas plants (MGPs) were previously operated.

        From the late 1800s to 1960, Minnegasco and its predecessors manufactured gas at a site in Minnesota, located in Minneapolis near the Mississippi River (the Minneapolis Site), which site is on Minnesota's Permanent List of Environmental Priorities. Minnegasco is working with the Minnesota Pollution Control Agency to implement an appropriate response action. At this time, however, the specific method and extent of required remediation are not known.

        There are six other former MPG sites in Minnesota in the service territory in which Minnegasco operated at December 31, 1993. Of these six sites, Minnegasco believes that three were neither owned nor operated by Minnegasco, two were owned at one time by Minnegasco but were operated by others and are currently owned by others, and one is presently owned by Minnegasco but was operated by others. In addition, there are seven former MGP sites in Nebraska and two in South Dakota in the service territory in which Minnegasco operated at December 31, 1992, but as a part of the sale of the

Nebraska operations, the buyer has assumed liability for five Nebraska sites. Minnegasco had previously disposed of the other two Nebraska sites. The South Dakota sites were not operated by Minnegasco or its predecessors. Minnegasco believes it is not liable for remediation of the Nebraska and South Dakota sites.

        At December 31, 1993, Minnegasco has deferred $1.3 million related to the Minneapolis Site and has estimated a range of $23 million to $89 million for the possible remediation of the Minnesota sites. The low end of the range was determined using only those sites presently owned or known to have been operated by Minnegasco, assuming Minnegasco's proposed remediation methods. The upper estimate of the range was determined using all Minnesota sites, whether or not owned or operated by Minnegasco, and using alternative, more costly remediation methods. The cost estimates for the Minneapolis Site are based on studies made of that site. The remediation cost for other sites is based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation by other potentially responsible parties, if any, and the remediation methods used.

        At December 31, 1993, the Company has an accrual of $26.8 million to cover the probable costs of remediation. In connection with its 1992 rate case, Minnegasco was allowed to recover through rates over five years, without carrying costs, the deferred costs at December 31, 1992, and was allowed $3.1 million annually to cover on-going clean-up costs. In accordance with SFAS 71, a regulatory asset has been recorded equal to the amount accrued. The Company is pursuing recovery of costs from its insurers and other potentially responsible parties.

        In addition to the Minnesota MGP sites described above, the Company's distribution divisions are investigating the possibility that the Company or predecessor companies may be or may have been associated with other MPG sites in the service territories of the distribution divisions. At the present time, the Company is aware of some plant sites in addition to the Minnesota sites and is investigating certain other locations. While the Company's evaluation of these other MGP sites is in its preliminary stages, it is likely that some compliance costs will be identified and become subject to reasonable quantification. To the extent that such potential costs are quantified, as with the Minnesota remediation costs for MGP described herein, the Company expects to provide an appropriate accrual and seek recovery for such remediation costs through all appropriate means, including regulatory relief.

        In addition, the Company, as well as other similarly situated firms in the industry, is investigating the possibility that it may elect or be required to perform remediation of various sites where meters containing mercury were disposed of improperly, or where mercury from such meters may have leaked or been improperly disposed of. While the Company's evaluation of this issue is in its preliminary stages, it is likely that compliance costs will be identified and become subject to reasonable quantification.

        To the extent that potential environmental compliance costs are quantified within a range, the Company establishes reserves equal to the most likely level of costs within the range and adjusts such accruals as better information becomes available. If justified by circumstances within the Company's businesses still subject to SFAS 71, corresponding regulatory assets are set up in anticipation of recovery through the ratemaking process.

        While the nature of environmental contingencies makes complete evaluation impracticable, the Company currently is aware of no other environmental matter which could reasonably be expected to have a material impact on its results of operations or financial position.

Note 4

Stock Option Plans

In 1983, the Company adopted a Non-qualified Stock Option Plan (the Plan) with stock appreciation rights applicable to those eligible employees as determined by the Board of Directors. The Plan included options to purchase 650,000 shares of the Company's common stock.

        At December 31, 1993, 11,000 options at $21.25/share remained outstanding under the Plan. No options were exercised in 1993, 1992 or 1991, nor was any charge made to expense. However, 12,500 options at $20.25/share and 100,000 options at $21.25/share were forfeited by Plan participants during 1992. Options granted under the Plan terminate on August 12, 1997.

        Prior to its acquisition by the Company, DEI had two plans under which stock options were outstanding. As a result of the merger, these plans were converted to plans covering the Company's common stock. At December 31, 1993, under these plans, 110,614 options (which expire at various dates from 1994 to 1996) and 68,709 options (which expire during the year 2000) were outstanding at weighted average exercise prices of $15.26/share and $16.56/share, respectively. No options under these plans were exercised in 1992 or 1993; however, during 1991, 102,544 options were exercised at a weighted average price of $15.23/share. Options issued on July 8, 1986 expired on July 7, 1993 and, as a result, 26,693 options were forfeited.

        A former executive of the Company holds 125,000 stock appreciation rights with an exercise price of $11.00/share and 125,000 stock appreciation rights with an exercise price of $13.00/share, all of which are currently exercisable and expire on September 30, 1994.

Note 5

Long-Term Incentive Plan

In May of 1986, Arkla's stockholders approved the adoption of a Long-term Incentive Plan (the LTIP) for selected key employees of the Company. The LTIP provides for granting restricted stock awards subject to the Company's achievement of performance related target objectives established by the Company's Board of Directors, as measured during three-year performance cycles. The LTIP also provides for the granting of stock options and stock appreciation rights (SARS). Not more than 1,500,000 shares of the Company's common stock may be issued under the LTIP, of which not more than 1,000,000 common shares may be granted pursuant to restricted stock awards.

        During 1993, plan participants were granted an additional 215,885 restricted shares and forfeited 56,588 restricted shares. At December 31, 1993, 720,939 restricted shares, 71,250 stock options (at an average exercise price of $19.03/share) and 375,592 SARS (at an average exercise price of $12.92/share) had been issued, all of which were outstanding and exercisable. An additional 208,750 restricted shares had been granted under the plan but were not yet issued. Expense (credit) of approximately $1.5 million, $1.7 million and ($1.5) million related to the LTIP was recorded during 1993, 1992 and 1991, respectively.

        The Company has proposed to replace the LTIP with a plan to be called the Incentive Equity Plan (the IEP), which proposal will be put to a vote of stockholders at the 1994 annual meeting. While similar to the LTIP in many respects including general scope and function, the IEP is expected to provide greater flexibility in adapting to future changes in law and in formulating an incentive-based compensation package for key employees.

Note 6

Employee Benefit Plans

The Company and its subsidiaries have three qualified pension plans (the Qualified Plans) which cover substantially all employees; "the Arkla Plan" - the plan which covers the Company's employees other than Entex hourly employees and Minnegasco employees, "the DEI Plan" - the plan which covers Minnegasco employees and "the Entex Plan" - the plan which covers Entex hourly employees. The Arkla Plan and the DEI Plan have been combined for actuarial and financial reporting purposes. Total pension expense (which was a credit in each year) for the Qualified Plans for 1993, 1992 and 1991 was $(3.8) million, $(7.0) million and $(1.5) million, respectively.

        In addition to the Qualified Plans, the Company maintains certain non-qualified plans which principally consist of (1) a retirement restoration plan which allows participants to retain the benefit to which they would have been entitled under the qualified pension plan except for the federally mandated limits on such benefits or on the level of salary on which such benefits may be calculated and ( 2) certain supplemental benefit plans which, in the past, were entered into with individual employees or with small groups of employees. Participants in these non-qualified plans are general creditors of the Company with respect to these benefits, as these plans are not funded by the Company in advance of the cash payment of benefits. Prior to 1993, these plans were accounted for in the Company's financial records but were not included in the pension disclosures which follow due to their relative immateriality. Expense of approximately $4.8 million associated with these non-qualified plans was recorded during 1993.

        The Qualified Plans provide benefits based on the participant's years of service and highest average compensation. The funding policy for the Qualified Plans is to contribute at least the minimum amount required to be funded as determined by the Company's consulting actuaries. Plan assets are made up of marketable equity and high-grade fixed income securities.

- --------------------------------------------------------------------------------------------
(thousands of dollars)                                 1993                    1992
                                            Assets Exceed   Accumulated     Assets Exceed
                                            Accumulated     Benefits        Accumulated
                                            Benefits        Exceed Assets   Benefits
- --------------------------------------------------------------------------------------------
Net assets available for benefits              $366,469       $      _          $381,501
- --------------------------------------------------------------------------------------------
Actuarial present value of
        accumulated plan benefits
        Vested (assuming
                immediate separation)           274,151         12,630           219,355
        Non-vested                               28,896            175            29,389
- --------------------------------------------------------------------------------------------
Accumulated benefit obligation                  303,047         12,805           248,744
Additional amount related to
        projected pay increases                  64,867          1,296            72,145
- --------------------------------------------------------------------------------------------
                Total projected benefit
                obligation                      367,914         14,101           320,889
- --------------------------------------------------------------------------------------------
                Funded status                    (1,445)       (14,101)           60,612
Unrecognized net obligation
        at January 1                            (16,628)             _           (18,744)
Unrecognized net loss
        from past experience different
        from that assumed and
        effects of changes
        in actuarial assumptions                 75,287              _            10,752
- --------------------------------------------------------------------------------------------
Pension prepaid asset (liability)              $ 57,214       $(14,101)         $ 52,620
- --------------------------------------------------------------------------------------------

        The following weighted average rates were used in the above calculations:


- ------------------------------------------------------------------------------------------
                                                        1993               1992
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------
Discount rate                                            7.25%              9%
Assumed rate of increase in future
        compensation                                        4%              6%
- ------------------------------------------------------------------------------------------

        The components of periodic pension cost (Qualified Plans only) for 1993 were as follows:

- ------------------------------------------------------------------------------------------
(thousands of dollars)                                                        1993
- ------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                            $ 9,799
Interest cost on projected benefit obligation                                26,376
Actual return on plan assets                                                (24,517)
Amortization and deferral                                                   (15,431)
- ------------------------------------------------------------------------------------------
Net pension credit                                                          $(3,773)
- ------------------------------------------------------------------------------------------

        The expected long-term rate of return on plan assets was 11% for 1992 and 1993. The Company has reduced this rate to 10% for 1994.

        The Company has a thrift plan covering substantially all employees other than hourly employees of the Entex division and former DEI employees. Under the terms of the plan, employees may contribute up to 12% of total compensation, which contributions up to 6% are matched by the Company. Employer contributions to this plan of $5.2 million, $5.9 million and $6.5 million were expensed during 1993, 1992 and 1991, respectively. Under the provisions of its employee stock purchase plans, Entex made contributions during 1993, 1992 and 1991 of $3.5 million, $2.9 million and $2.9 million, respectively. The Arkla thrift plan and the Entex stock purchase plan for salaried employees merged into a single plan effective in June 1993. The former DEI employees are covered by various thrift and profit sharing plans, the terms of which vary from plan to plan. Expense of approximately $1.5 million, $1.6 million and $1.4 million related to these plans was recorded during 1993, 1992 and 1991, respectively.

        In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. The Company currently does not contribute to an external fund to provide for these benefits. A substantial number of the Company's employees may become eligible for these benefits if they are participating in such plans when they reach normal retirement age. In early 1992, the Company changed its retiree medical plan to a defined contribution plan for all employees who retire after June 30, 1992.

        The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS 106) as of January 1, 1993. While the costs of postretirement benefits historically had been expensed by the Company as paid, SFAS 106 requires the accrual and expensing of such benefits during the years of service in which they are "earned."

        The Company's estimated obligation for these benefits at December 31, 1993 was as follows:

- ------------------------------------------------------------------------------------------
(thousands of dollars)                                             December 31,
                                                                       1993
- ------------------------------------------------------------------------------------------
Retirees                                                                $149,047
Fully eligible plan participants                                           4,939
Other active plan participants                                             4,731
- ------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                            $158,717
- ------------------------------------------------------------------------------------------

        The weighted average discount rate used in determining the accumulated benefit obligation was 7.25%. The cost of covered health care benefits (for those participants entitled to a defined benefit as a result of having retired prior to July 1, 1992) is assumed to increase by 11% per year initially and then increase at a decreasing rate to an annual and continuing increase of 4.5% after 12 years. Based on these assumptions, a one percentage point increase in the assumed health care cost trend rate would increase the annual net periodic postretirement benefit cost (before any deferral for regulatory reasons) and the accumulated benefit obligation at December 31, 1993 by approximately $0.9 million and $18.4 million, respectively.

        The periodic cost of these plans expensed during 1993, including amortization of the transition obligation on a straight-line basis over a 20-year period, is as follows:

- ---------------------------------------------------------------------------------
(thousands of dollars)                                                      1993
- ---------------------------------------------------------------------------------
Service cost                                                              $   247
Interest cost on accumulated benefit obligation                            11,670
Amortization of transition obligation                                       6,721
- ---------------------------------------------------------------------------------
Net periodic cost                                                         $18,638
- ---------------------------------------------------------------------------------

        For the years ended December 31, 1992 and 1991, the Company recognized postretirement benefit costs as incurred. Accordingly, the amounts recognized as expense in prior years are not comparable.

        The Company's regulated businesses are subject to the jurisdiction of various regulatory bodies including the Federal Energy Regulatory Commission, various state public service commissions (and similar or related bodies at the state level) and local municipalities. These regulatory bodies are in various stages of establishing policy with respect to the rate treatment of these postretirement benefit costs. The Company has made rate filings concerning these costs which are in various stages of progression through the regulatory process and, in other jurisdictions, the Company has not yet filed rate cases to seek recovery of the SFAS 106 calculated costs (as opposed to the cash costs currently included in rates). In light of this regulatory uncertainty and the guidance provided by authoritative accounting pronouncements concerning the appropriate accounting treatment for the excess of accrual SFAS 106 costs over the amount includable in rates prior to final regulatory determination, during 1993 the Company deferred approximately $2.9 million of such costs in certain jurisdictions pending final regulatory actions. This deferral will be subject to continuing review and may require adjustment depending on the ultimate regulatory disposition of these costs.

        In 1992, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires the accrual of postemployment benefits payable to former or inactive employees after employment but before retirement. The cumulative effect of adoption as of January 1, 1992 was an after-tax charge of approximately $4.9 million which is shown in the accompanying Statement of Consolidated Income under the caption "Cumulative effect of changes in accounting principles."

        The Company has proposed to: (1) institute a stock purchase plan which is intended to provide an incentive for employees to purchase the Company's common stock through payroll deduction and (2) institute a restricted stock plan for non-employee directors which is intended to provide ownership of the Company's common stock for these directors in order to improve the Company's ability to attract and retain highly qualified individuals to serve in these posts. These proposals will be voted upon at the 1994 Annual Stockholder's Meeting to be held in May, 1994.

Note 7

Regulatory Settlement Expense

Pursuant to a settlement with the Arkansas Public Service Commission in June 1991, the Company was required to issue credits of $8.25 million to certain of its customers over a 12-month period and pay certain related costs. Expense of $15 million associated with this settlement is included in the accompanying Statement of Consolidated Income under the caption "Regulatory settlement."

Note 8

Discontinued Operations

Exploration and Production

In early 1992, the Company reacquired the 6,000,000 publicly-held shares of Arkla Exploration Company, representing minority ownership of approximately 18% through an exchange offer and merger, resulting in (1) the issuance of approximately 5.7 million shares of the Company's common stock and (2) a return to 100% ownership of E&P by the Company. This minority interest had been outstanding as a result of an initial public offering of E&P's common stock in 1989.

        On December 31, 1992, the Company completed the sale of E&P to Seagull Energy Corporation (Seagull) for approximately $397 million in cash (including $7.3 million removed from E&P just prior to closing), the substantial portion of which proceeds were used to reduce the Company's short-term borrowings. The Company agreed to indemnify Seagull against certain exposures, for which the Company has established reserves equal to anticipated claims under the indemnity.

        This sale terminated the Company's activities in the exploration and production business and, accordingly, E&P's results of operations, cash flows and net assets were reclassified to discontinued operations for all periods presented.

        In connection with the sale, the Company was required to provide letters of credit in conjunction with certain forward sales of gas, of which a single letter of credit for approximately $5.5 million remained outstanding at December 31, 1993. The Company also retained a volumetric production payment representing the right to receive the cash proceeds from the sale of 1.2 million barrels of oil over a period of three years. Approximately 0.5 million barrels remained to be delivered at December 31, 1993, in which the Company has a book investment of approximately $13/barrel. The Company has purchased a "floor" sales price of $17/barrel for this production payment, based upon which the fair value of the oil to be delivered was approximately $9.0 million at December 31, 1993.

Radio Communications

As a result of the purchase of DEI in November 1990, the Company acquired E. F. Johnson Company (Johnson) and EnScan, Inc. (Enscan), two firms which operate in the radio communications business, see Note 9.

        In February 1992, the Company exchanged its investment in EnScan for a common stock interest in Itron Inc. (Itron) of Spokane, Washington which, after Itron's 1993 initial public offering of its common stock, represents an ownership interest of approximately 18.5%. Itron manufactures equipment and provides services similar and complementary to those of EnScan. As a result of the reduction in the Company's ownership below 20%, in conjunction with the fact that the Company has no direct control over the operations of the combined enterprise, the Company changed its method of accounting for its investment in Itron from the equity method to the cost method as of December 31, 1993 and plans to dispose of its ownership interest (recorded at approximately $34 million) over the next several years, with the exact timing of such disposition principally determined by economic factors in the markets available for sale or exchange of such interests. Based on recent price quotations on the NASDAQ, the market value of the Company's interest is approximately $35.2 million.

        In July 1992, the Company sold the stock of Johnson (the corporation which had operated the remaining portion of the Company's discontinued radio communications business) for total consideration of approximately $40 million, receiving approximately $15 million in cash at closing and retaining an investment currently valued at approximately $5 million.

University Savings Association

University Savings Association (USA) was a wholly-owned subsidiary of Entex, Inc. until its sale to a private group in May 1987, prior to its February 1988 merger with the Company in a pooling of interests. In early 1992, the Resolution Trust Corporation instituted actions against several former officers and directors of USA and has filed a suit against the Company for which the Company has recorded an estimate of the legal fees it expects to incur in defense of this matter, see Note 3.

Arkla Products

In 1984, as a part of a larger transaction, the Company sold its gas grill manufacturing business to Preway, Inc. (Preway). As a result of Preway's subsequent default on certain industrial revenue bonds which were collateralized by the gas grill manufacturing assets and for which the Company had remained secondarily liable, the Company reacquired the gas grill business and conducted operations in its Arkla Products subsidiary as it sought to dispose of this business. In late 1992, the Company sold the principal assets and recorded a loss on disposition.

        "Loss from discontinued operations, less taxes" as presented in the accompanying Statement of Consolidated Income includes the following:

- ---------------------------------------------------------------------------------
(thousands of dollars)                         Year Ended December 31,
                                             1992                     1991
- ---------------------------------------------------------------------------------
Operating Revenues1                        $195,935                 $292,545
- ---------------------------------------------------------------------------------
Discontinued Operations
        Pre-tax income (loss)
                E&P                        $  6,759                 $  2,612
                Radio communications              _                   (7,018)
                Products                     (1,977)                  (2,718)
        Income tax expense (benefit)
                E&P                           2,529                    3,035
                Radio communications              _                   (2,289)
                Products                     (1,019)                    (925)
- ---------------------------------------------------------------------------------
                                              3,272                   (6,945)
- ---------------------------------------------------------------------------------
Loss on Disposal2
        E&P                                 (23,912)                       _
        Products                             (4,067)                       _
        USA                                 (10,090)                       _
- ---------------------------------------------------------------------------------
                                            (38,069)                       _
- ---------------------------------------------------------------------------------
                                           $(34,797)                $ (6,945)
- ---------------------------------------------------------------------------------


1 Operating revenues do not reflect the elimination of intercompany/interdivisional sales.

2 E&P, Products and USA losses on disposal are net of tax expense (benefit) of $72.4 million, $(2.4) million and $(5.2) million, respectively.

Note 9

Mergers, Acquisitions and Dispositions

Diversified Energies, Inc.

In November 1990, the Company acquired DEI in a transaction accounted for as a purchase, which transaction was effective December 1, 1990 for accounting purposes. Prior to its acquisition by the Company, DEI was a holding company headquartered in Minneapolis, Minnesota, primarily engaged in natural gas distribution, gas and oil exploration and production and radio communications.

        In accordance with the merger agreement, all of the outstanding shares of DEI's common stock were converted into Arkla, Inc. common shares in the ratio of 1.752 Arkla common shares for each DEI common share, resulting in the issuance of approximately 28.3 million additional shares of Arkla, Inc. common stock with a market value of approximately $572.2 million. DEI and its natural gas distribution subsidiary, Minnegasco, were merged into Arkla, Inc., while its other subsidiaries, including Johnson, EnScan and Dyco, (which conducts gas and oil exploration and production activities) became subsidiaries of Arkla, Inc.

        In June 1991, the Company completed the sale of the stock of Dyco (the
Sale) to Continental Drilling Company, Inc., a subsidiary of Samson Investment Company, Inc., receiving various forms of consideration in the Sale, totalling approximately $130 million.

        The Company has sold Johnson and exchanged its ownership of EnScan for an equity interest in a new entity which includes EnScan, see Note 8.

        After adjustment for certain of the above matters and other items which affected the fair market value of DEI as of the date of acquisition, the excess of the market value of stock issued over the fair value of assets acquired and liabilities assumed was approximately $426 million, which amount is included in the "Goodwill" component of "Investments and Other Assets" as shown in the accompanying Consolidated Balance Sheet, and is being amortized over a 40-year period, subject to periodic review for impairment, see Note 1.

Louisiana Intrastate Gas Corporation

In July 1989, the Company acquired Louisiana Intrastate Gas Corporation and Subsidiaries (LIG) and certain related properties in a purchase transaction for $50 million in Arkla common stock (2,249,717 Arkla shares were issued). The Company also assumed approximately $120 million of existing LIG debt which was subsequently refinanced. On June 30, 1993, the Company completed the sale of LIG to a subsidiary of Equitable Resources, Inc. (Equitable) for $191 million in cash, resulting in a an after-tax gain of approximately $3.4 million (net of tax expense of $14.3 million), and agreed to indemnify Equitable against certain exposures, for which the Company has established reserves equal to anticipated claims under the indemnity. Contemporaneously with the sale, the Company funded LIG's portion of a litigation settlement in the amount of approximately $21.1 million. This amount had been fully reserved by LIG and has been netted against the gross sales proceeds in the accompanying Statement of Consolidated Cash Flows under the caption "Sale of LIG, net of related expenditures." These net cash proceeds were used principally to reduce the Company's participation in its receivable sales program (see Notes 1 and 12) and to reduce the Company's short-term borrowings.

Entex

On February 2, 1988, Entex, Inc., a gas distribution and transmission company with operations in Texas, Louisiana and Mississippi, merged with and into Arkla, Inc. in a transaction accounted for as a pooling of interests. The merger agreement provided for the exchange of 1.15 shares of Arkla common stock for each outstanding share of Entex common stock, resulting in the issuance of approximately 26.4 million shares of the Company's common stock.

Arkla Exploration Company

In December 1992, the Company sold the stock of Arkla Exploration Company to Seagull Energy Corporation, see Note 8.

The Hunter Company

In June 1991, the Company acquired The Hunter Company, a Shreveport-based company whose principal assets consisted of approximately 16 Bcf of natural gas reserves, cash and cash equivalents and certain real estate, through an exchange of stock accounted for as a purchase. The Company ultimately issued a total of 1.1 million shares of common stock to effect the acquisition. A majority of the Company's investment in the former Hunter Company assets was conveyed to Seagull Energy Corporation in conjunction with the sale of E&P.

Distribution Property Transactions

In February 1993, Minnegasco completed the sale of its Nebraska distribution system to Peoples Natural Gas of Omaha, Nebraska (a division of UtiliCorp United) for $75.3 million in cash plus an additional payment of $17.8 million for net working capital transferred, resulting in a pre-tax gain of approximately $23.9 million, which is included in the accompanying Statement of Consolidated Income under the caption "Other, net." This system serves approximately 124,000 customers in 63 eastern Nebraska communities.

        On August 31, 1993, the Company completed its previously announced exchange of natural gas distribution properties with Midwest Gas (Midwest), a unit of Midwest Resources. Under the terms of the exchange, which was effective September 1, 1993, the

Company received the Minnesota distribution properties of Midwest
(serving 41 communities with approximately 82,000 customers) in exchange for Minnegasco's South Dakota properties (serving 18 communities with approximately 45,000 customers) plus $38 million in cash. The utility properties exchanged were transferred at historical cost, no gain or loss was recognized on the transaction and an acquisition adjustment of $14 million was recorded, for which the Company is seeking recovery.

        In addition, the Company has executed a definitive agreement pursuant to which it expects to sell its Kansas distribution properties (together with certain related pipeline assets) for approximately $25 million in cash, which sale will terminate the Company's distribution and transmission operations in Kansas.

Note 10

Discontinuation of Regulatory Accounting for
Arkla Energy Resources

Effective as of December 31, 1992, the Company concluded that, while its natural gas distribution businesses and its Mississippi River Transmission interstate pipeline subsidiary continue to meet the applicability criteria contained in Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), the Company's Arkla Energy Resources Company interstate pipeline subsidiary (AER Co.) could no longer demonstrate a level of current and projected ability to consistently collect its maximum cost-based rates that is consistent with the form of regulation contemplated by SFAS 71. Accordingly, the Company ceased to apply the provisions of SFAS 71 to AER Co.'s transactions and balances pursuant to the guidance contained in Statement of Financial Accounting Standards No. 101, "Regulated Enterprises - Accounting for the Discontinuance of Application of FASB Statement No. 71."

        The net impact of this change was an after-tax charge to 1992 earnings of approximately $195 million (net of tax benefit of approximately $119.5 million), shown in the accompanying Statement of Consolidated Income as "Extraordinary item, less taxes." This charge had no effect on AER Co.'s ability to include the underlying deferred costs in its regulated rates or on its ability to collect such rates from its customers.

Note 11

Gas Supply Contract Matters

During the 1980s, the Company resolved a number of claims made by suppliers under gas purchase contracts through various forms of settlement, including buy-out/buy-downs and payments for gas in advance of its delivery and, in the third quarter of 1989, recorded a pre-tax Special Charge of $269 million related to these claims. The remaining prepayments for gas made in conjunction with these settlements are carried at their estimated net realizable value (which approximates fair value) and, to the extent that the Company is unable to realize at least this amount through sale of the gas as delivered over the life of these agreements, its earnings will be adversely affected, although such impact is not expected to be material in any individual year. While the Company has settled the vast majority of such claims, the Company is committed to make additional payments under certain settlements, expects that other such claims may be asserted and that amounts may be expended in settlement of such claims. The Company currently expects that the amount of such settlements, if any, in excess of existing accruals will not be material in any year.

        In addition to the prepayments for gas discussed above, the Company is a party to a number of agreements which require it to either purchase or sell gas in the future at prices which may differ from prevailing market prices at the time such transactions are consummated or require it to deliver gas at a point other than the expected receipt point for the volumes to be purchased. The Company operates an ongoing risk management program designed to remove or limit the Company's exposure from its obligations under these gas purchase/sale commitments, see Notes 1 and 3. To the extent that the Company expects that these commitments will result in losses over the contract term, the Company has established reserves equal to such expected losses.

        Effective as of December 31, 1993, the Company completed a comprehensive settlement agreement (the Settlement) with certain subsidiaries of Samson Investment Company (Samson), pursuant to which a number of outstanding contractual arrangements (including long-term obligations, notes receivable and gas purchased in advance of delivery) between the parties were terminated or substantially modified, resulting in a $34.2 million pre-tax charge to earnings, set forth in the accompanying Statement of Consolidated Income as "Contract termination charge." Consideration for the Settlement included an exchange of cash (the net effect of which was immaterial) and the delivery by the Company to Samson of a note for $34 million, bearing interest at 6% and payable in equal installments of principal and interest through May 31, 1995.

Note 12

Financing

The debt of the Company is as follows:

- ---------------------------------------------------------------
(thousands of dollars)                      December 31,
- ---------------------------------------------------------------
                                          1993         1992
- ---------------------------------------------------------------

Long-term, Including
        Current Maturities
        Medium-term notes,
                Series A and B due
                through 2001         $  500,375      $  625,500
        9.45% Series due 1995           150,000         150,000
        8% Series due 1997              150,000         150,000
        9.875% Series due 1997          225,000         225,000
        8.875% Series due 1999          200,000         200,000
        8.90% Series due 2006           147,000         150,000
        9.875% Series due 2018          134,385         200,000
        10% Series due 2019             185,400         200,000
        Note payable to gas supplier     34,000               -
        Other                               604           2,574
- ---------------------------------------------------------------
                                     $1,726,764      $1,903,074
- ---------------------------------------------------------------
Short-term
        Current maturities of
                long-term debt       $   77,000      $  120,000
        Notes payable to banks           95,000               -
        Note payable to gas supplier     20,400               -
- ---------------------------------------------------------------
                                     $  192,400      $  120,000
- ---------------------------------------------------------------


The aggregate amount of long-term debt maturities for each of the five years following December 31, 1993 is: 1994 - $97.4 million; 1995 - $164.6 million; 1996 - $118.8 million; 1997 - $427.0 million; 1998 - $76.0 million.

        The estimated fair value of the Company's long-term debt was approximately $1,851.3 million at December 31, 1993. This fair value is based on quoted market prices or, if not available, on quoted market prices for similar securities.

        Prior to the creation of the new facility as described following, under the terms of a credit agreement with a major money center bank as agent and various other commercial banks, a $670 million commitment had been available to the Company on a revolving basis to April 30, 1993. The borrowings under this facility bore interest at a rate mutually agreed upon by the Company and the banks, and could be paid and reborrowed in whole or in part. A commitment fee of 1/2% per year was paid on the unused portion of the facility.

        In March 1993, the Company established a new revolving credit facility (new facility) which replaced the Company's previous facility and is the Company's principal source of short-term liquidity. Reflecting the Company's significantly reduced requirements for short-term financing of this type, the new facility makes a total commitment of $400 million available to the Company through June 30, 1995. While similar to the Company's prior facility in most respects, the new facility is collateralized by the stock of MRT and AER Co.

        Borrowings under the new facility bear interest at various rates at the option of the Company. These rates vary with current domestic or Eurodollar money market rates and are subject to adjustment based on the rating of the Company's senior securities by the major rating agencies (debt ratings). In addition, the Company pays a facility fee on the total commitment to each bank each year, currently 1/2% and subject to decrease based on the Company's debt rating and will pay an incremental rate of 1.5% on outstanding borrowings in excess of $200 million.

        During 1993, borrowings under the new facility, in the aggregate, averaged $28.4 million with a weighted average interest rate of 5.3% and the maximum outstanding at any point in the year was $120 million. Borrowings under the new facility were $95 million and $30 million at December 31, 1993 and March 7, 1994, respectively.

        In June 1990, the Company entered into an agreement to sell an undivided percentage ownership interest in a designated pool of accounts receivable on a revolving basis, with limited recourse and subject to a floating interest rate provision. This agreement, after amendment in early 1994, allows for the sale of accounts receivable up to a maximum of $235 million and expires not later than February 1995. At December 31, 1993, "Accounts and notes receivable, principally customer" as shown in the accompanying Consolidated Balance Sheet is net of $226.4 million representing receivables sold. The expense associated with the sale of these receivables is included in "Other, net" in the accompanying Statement of Consolidated Income, and there is off-balance-sheet risk associated with this program, see Note 1.

        During 1992, the ratings on the Company's senior debt and commercial paper were lowered by the various rating agencies, generally to a level below investment grade. These rating changes have prevented the Company from issuing commercial paper and affected the markets for the Company's long-term debt securities through increased interest rates.

        The Company has entered into a number of transactions generally described as "interest rate swaps." The terms of these arrangements vary but, in general, specify that the Company will pay an amount of interest on the notional amount of the swap which varies with LIBOR while the other party (a commercial bank) pays a fixed rate. At December 31, 1993, the Company had entered into $275 million notional amount of these swaps terminating at various dates through February 1997, and had closed out similar arrangements entered into earlier in 1993. At December 31, 1993, the Company had approximately $5.0 million of deferred gains associated with these terminated swaps which are being amortized through June, 1997. Based on their market value at December 31, 1993, the remaining swaps represented an unrecognized loss of approximately $2.6 million. The Company's performance under these swaps is collateralized by the stock of MRT and AER Co., and the Company is permitted to increase the amount outstanding under such arrangements to a total of $350 million, a limitation imposed by the terms of its revolving credit facility.

        Off-balance-sheet credit risk exists to the extent of the possibility that the counterparties to these swaps might fail to perform. The Company has limited these transactions to arrangements with commercial banks that are participants in the Company's revolving credit facility. The Company routinely reviews the financial condition of these banks (utilizing independent monitoring services and otherwise) and believes that the probability of default by any counterparty to these swaps is minimal.

        In accordance with authoritative accounting guidelines, the economic value which transfers between the parties to these swaps is treated as an adjustment to the effective interest rate on the Company's underlying debt securities. When positions are closed prior to the expiration of the stated term, any gain or loss on termination is amortized over the remaining period in the original term of the swap.

        On September 30, 1992, the Company entered into an Equipment Funding Agreement with a group of four financial institutions to provide funding of up to $64.9 million for the majority of its fleet of vehicles (including major work equipment) and certain of its aircraft. The Company received $53.2 million for funding of its existing assets in these categories and these same institutions provided funding for approximately $11 million of new vehicles and major work equipment purchased through September 30, 1993. For accounting purposes, these assets were sold and then leased under operating lease guidelines provided in Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The initial non-cancellable term of the lease varies from one to five years depending on the type of asset.

        During 1992, the Company returned $20 million which had been advanced in conjunction with a proposed transaction related to capacity in Line AC, which transaction was not consummated.

        As a part of its ongoing program to reduce its overall cost of debt, during 1993 the Company reacquired approximately $88.3 million principal amount of its long-term debt. This debt carried a weighted average interest rate of approximately 9.8% and was reacquired for a total net premium of approximately $5.5 million (approximately $3.8 million after tax), reported in the accompanying Statement of Consolidated Income under the caption, "Extraordinary items, less taxes."

        During 1989, the Company defeased approximately $104.7 million principal amount of First Mortgage Bonds (the Bonds) through the placement of cash with a trustee, funded through additional short-term borrowings of the Company. At December 31, 1993, $10.3 million principal amount of the Bonds remained outstanding.

        On March 15, 1994, the Company announced its intention to offer for sale to the public approximately $100 million of its common stock. The Company currently plans to file a registration statement with the Securities and Exchange Commission prior to March 31, 1994 and expects that the net proceeds from the offering will be used to retire a portion of the Company's long-term debt, see Note 14.

Note 13

Sale of Pipeline Facilities

On August 5, 1993, the Company announced the execution of a revised agreement (the Revised Agreement) with ANR Pipeline Company (ANR) pursuant to which the Company expects to complete the sale of an ownership interest in 250 MMcf/day of capacity in existing natural gas transmission facilities, principally Line AC. The Revised Agreement replaces a March 1989 agreement between the two companies whereby the Company had agreed to sell capacity in Line AC and other gathering and transmission facilities to ANR for $125 million, which amount was received by the Company in cash. Pursuant to the Revised Agreement and subject to receipt of all required regulatory approvals, the Company is expected to transfer capacity interests to ANR at their book value of approximately $90 million, reduced from its original amount principally as a result of (1) the exclusion of gathering properties and (2) depreciation taken by the Company on the facilities subject to the Revised Agreement. The $34 million representing the reduction in the total value of the transaction was previously received by the Company, recorded as a liability and refunded in cash to ANR in December 1993. Approval of the Revised Agreement is currently pending before the FERC and the Federal Trade Commission.

        Should the transaction not be approved or be approved with conditions unacceptable to the Company and ANR, and the various parties prove unsuccessful in revising the arrangement to create an acceptable sale transaction, the Revised Agreement requires that the Company and ANR operate under separate agreements pursuant to which the Company would provide transportation services to ANR over a 15-year period commencing in 1996. The level of transportation under such agreements would decrease over their term with a corresponding refund of the previously received $90 million. The Company's consideration for such transportation services would be provided by the interest-free use of the previously-advanced money until its return to ANR.

Note 14

Restrictions on Stockholders' Equity and Debt

Under the provisions of the Company's revolving credit facility as described in
Note 12, and under similar provisions in certain of the Company's other financial arrangements, the Company's total debt capacity is limited and it is required to maintain a minimum level of stockholders' equity. The required minimum level of stockholders' equity was initially set at $675 million at December 31, 1992, increasing annually thereafter by (1) 50% of positive consolidated net income and (2) 75% of the proceeds of any incremental equity offering. The Company's total debt is limited to $2,055 million, decreasing to $2 billion by January 1995. Based on these restrictions, the Company had incremental debt issuance and dividend capacity of $183.2 million and $15.0 million, respectively, at December 31, 1993. At January 31, 1994, the Company's incremental dividend capacity had increased to $41.5 million.

        The Company's revolving credit facility also contains a provision which limits the Company's ability to reacquire, retire or otherwise prepay its long-term debt prior to its maturity to a total of $100 million, of which approximately $88 million has been reacquired to date. In order to utilize the proceeds from the Company's recently announced equity offering to retire long-term debt prior to its maturity, the Company will be required to amend the new facility. The Company expects that this amendment will be completed prior to the effective date of the registration statement associated with the proposed offering.

Report of Independent Accountants

Board of Directors and Stockholders
Arkla, Inc.

We have audited the accompanying consolidated balance sheet of Arkla, Inc. and Subsidiaries as of December 31, 1993 and 1992, and the related statements of consolidated income, consolidated stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arkla, Inc. and Subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company is a defendant in a lawsuit filed by the Resolution Trust Corporation for alleged harm resulting from the 1989 failure of University Savings Association. The ultimate outcome of the litigation cannot presently be determined. Accordingly, no provision for any liability that may result has been made in the accompanying consolidated financial statements.

        As discussed in Note 6 to the consolidated financial statements, the Company changed its methods of accounting for postemployment benefits and postretirement benefits effective January 1, 1992 and 1993, respectively.

                                                           /s/ COOPERS & LYBRAND

Houston, Texas
March 24, 1994


              Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's financial statements and associated data in conformity with generally accepted accounting principles. Some of the amounts are estimates based on judgment of current conditions and circumstances.

        To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of internal accounting and managerial controls, including review of these controls by our independent accountants and internal audit department who have free access to the Audit Committee of the Board of Directors composed of independent directors.

        Management continues to improve its controls in response to changes in business conditions and to assure ethical business practices. The independent accountants have been engaged to examine and express an opinion on the Company's annual consolidated financial statements.

        Management believes that the Company's system of internal accounting and managerial controls, including policies and procedures, provides reasonable assurance that in all material respects assets are safeguarded and financial information is reliable. All information in the annual report is consistent with the financial statements.

Quarterly Information (unaudited)



- ---------------------------------------------------------------------------------------------------------------
(thousands of dollars, except per share amounts)                        1993 Quarter Ended
                                                   March 31        June 30         Sept. 30        Dec. 31(1)
- ---------------------------------------------------------------------------------------------------------------
Operating revenues                                 $1,011,076       $613,376        $ 457,087         $868,026
- ---------------------------------------------------------------------------------------------------------------
Operating income                                   $  139,644       $ 19,416        $   2,083         $ 45,855
- ---------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations           $   76,705        $(7,991)        $(24,561)         $(4,218)
Extraordinary item, less taxes                         (3,411)             _              (56)            (381)
- ---------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $   73,294        $(7,991)        $(24,617)         $(4,599)
- ---------------------------------------------------------------------------------------------------------------
Per Share Data (2)
        Continuing operations                      $     0.61        $ (0.08)        $  (0.22)         $ (0.05)
        Extraordinary item, less taxes                  (0.03)             _             0.00             0.00
- ---------------------------------------------------------------------------------------------------------------
        Net income (loss)                          $     0.58        $ (0.08)        $  (0.22)         $ (0.05)
- ---------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                   122,258        122,256          122,346          122,357
- ---------------------------------------------------------------------------------------------------------------

- ---------------------------------------------------------------------------------------------------------------
(thousands of dollars, except per share amounts)                         1992 Quarter Ended
                                                   March 31        June 30          Sept. 30        Dec. 31
- ---------------------------------------------------------------------------------------------------------------
Operating revenues                                 $826,904         $ 520,164        $ 468,623       $ 928,138
- ---------------------------------------------------------------------------------------------------------------
Operating income (loss)                            $117,119         $  15,152        $ (10,241)      $  66,594
- ---------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations           $ 25,100         $ (10,404)        $(16,950)      $   8,481
Income (loss) from discontinued operations,
   less taxes                                           371              (344)           1,654         (36,478)
Extraordinary item, less taxes                            _                  _               _        (195,003)
Cumulative effect of change in
  accounting principle                               (4,920)                 _                _             _
- ---------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $ 20,551         $ (10,748)       $ (15,296)      $(223,000)
- ---------------------------------------------------------------------------------------------------------------
Per Share Data(2)
        Continuing operations                      $   0.19         $   (0.10)       $   (0.15)      $    0.05
        Discontinued operations, less taxes            0.00              0.00             0.01           (0.30)
        Extraordinary item, less taxes                    _                 _                _           (1.59)
        Cumulative effect of change in
             accounting principle                     (0.04)                _                _               _
- ---------------------------------------------------------------------------------------------------------------
        Net income (loss)                          $   0.15         $   (0.10)       $   (0.14)       $  (1.84)
- ---------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                 120,438           122,281          122,275         122,275
- ---------------------------------------------------------------------------------------------------------------

1 Results for the fourth quarter of 1993 include a pre-tax contract termination charge of $34.2 million ($20.9 million after tax or $0.17/share), see Note 11.

2 Earnings from continuing operations per common share is based on income from continuing operations less preferred dividend requirements and all per share data are computed using the weighted average number of the Company's common shares outstanding during each period.