Form 10-K405, Exhibit 13
NORAM ENERGY CORP
filed 1995-03-31
CIK 7314

FINANCIAL CONTENTS




SELECTED FINANCIAL DATA                                           34
MANAGEMENT ANALYSIS
Name Change                                                       34
Organization and Accounting Policies                              34
Acquisitions and Dispositions                                     34
Significant Trends                                                35
Material Changes in the Results of Continuing Operations
         General                                                  35
         Regulatory Matters                                       36
         Operating Income (Loss) by Business Unit                 37
         Natural Gas Distribution                                 37
         Natural Gas Pipeline                                     38
         Corporate and Other                                      42
         Consolidated                                             42
Discontinued Operations                                           42
Liquidity and Capital Resources                                   44
Commitments and Contingencies                                     47
Accounting Changes                                                51
Ratio of Earnings to Fixed Charges                                52
Debt Retirement Schedule                                          52
Common Stock Prices and Dividends                                 52
FINANCIAL STATEMENTS & RELATED INFORMATION
Statement of Consolidated Income                                  53
Consolidated Balance Sheet                                        54
Statement of Consolidated Stockholders' Equity                    55
Statement of Consolidated Cash Flows                              56
Notes to Consolidated Financial Statements                        57
Report of Independent Accountants                                 73
Management's Responsibility for Financial Statements              73
Quarterly Information                                             74

SELECTED FINANCIAL DATA

The following data should be read in conjunction with the Company's consolidated financial statements and accompanying notes and "Management Analysis" elsewhere herein. The results of operations of Minnegasco are included subsequent to its acquisition in December 1990. The results of operations of Louisiana Intrastate Gas Corporation are included from its acquisition in July, 1989 to its sale at June 30, 1993, see "Acquisitions and Dispositions" under "Management Analysis" elsewhere herein. Results of operations for 1993, 1992 and 1991 include the impact of significant non-recurring charges, see "Natural Gas Pipeline" and "Regulatory Matters" under "Management Analysis" elsewhere herein. Results of operations for 1993 also include significant gains from sales of property, see Note 1 of Notes to Consolidated Financial Statements.

----------------------------------------------------------------------------------------------------------------------
(millions of dollars, except per share amounts)       1994          1993            1992         1991         1990
----------------------------------------------------------------------------------------------------------------------
Operating revenues                                $  2,801.4   $   2,949.6   $    2,743.8   $    2,724.4   $  2,350.0
----------------------------------------------------------------------------------------------------------------------
Income from continuing operations                 $     51.3   $      39.9   $        6.2   $       16.5   $    100.8
----------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  per common share                                $     0.36   $      0.26   $      (0.01)  $       0.08   $     1.04
----------------------------------------------------------------------------------------------------------------------
Total assets                                      $  3,561.5   $   3,727.8   $    4,059.0   $    4,806.9   $  4,785.6
----------------------------------------------------------------------------------------------------------------------
Long-term obligations                             $  1,414.4   $   1,629.4   $    1,783.1   $    1,551.5   $  1,450.2
----------------------------------------------------------------------------------------------------------------------
Dividends per common share                        $     0.28   $      0.28   $       0.48   $       1.08   $     1.08
----------------------------------------------------------------------------------------------------------------------

MANAGEMENT ANALYSIS

NAME CHANGE

The Company changed its name from Arkla, Inc. to NorAm Energy Corp. ("NorAm"), in May 1994 pursuant to a vote of the Company's stockholders. Certain of the Company's subsidiaries also made corresponding name changes. As used herein, "NorAm" and "the Company" refer to NorAm Energy Corp. and its subsidiaries.

ORGANIZATION AND ACCOUNTING POLICIES

The Company's principal activities are in the natural gas industry, currently confined to the contiguous 48 states, with principal operations in Texas, Louisiana, Mississippi, Arkansas, Oklahoma, Missouri and Minnesota. The Company has operations in natural gas distribution ("Distribution") and natural gas transmission, including marketing, gathering and storage ("Pipeline" or "Natural Gas Pipeline"), with Distribution providing approximately 60% of the Company's operating income in 1994 and Pipeline providing approximately 40%. A significant portion of these businesses are subject to rate regulation, see "Regulatory Matters" elsewhere herein. The Company previously conducted operations in the oil and gas exploration and production and radio communications businesses, which have been discontinued as further described under "Discontinued Operations" elsewhere herein and in Note 9 of Notes to Consolidated Financial Statements. Approximately 18% of Arkla Exploration Company was held by the public until early 1992, see "Discontinued Operations" elsewhere herein. The Company's legal structure consists of a number of divisions and subsidiaries, all of which are wholly owned.

         The Company changed its method of accounting for postemployment benefits, postretirement benefits and investments in debt and equity securities as of January 1, 1992, 1993, and 1994, respectively, see "Accounting Changes" elsewhere herein.

         The reader is directed to Note 1 of Notes to Consolidated Financial Statements for a discussion of the Company's other significant accounting policies.

ACQUISITIONS AND DISPOSITIONS

In recent years, the Company has engaged in several transactions with respect to its distribution properties, see "Natural Gas Distribution" under "Material Changes in the Results of Continuing Operations" elsewhere herein.

         On June 30, 1993, the Company completed the sale of its intrastate pipeline business as conducted by Louisiana Intrastate Gas Corporation and Subsidiaries ("LIG") to a subsidiary of Equitable Resources, Inc., see "Natural Gas Pipeline" under "Material Changes in the Results of Operations" elsewhere herein and Note 10 of Notes to Consolidated Financial Statements.

         On December 31, 1992, the Company completed the sale of Arkla Exploration Company to Seagull Energy Corporation. This sale terminated the Company's activities in the oil and gas exploration and production business, see "Discontinued Operations" elsewhere herein and Note 9 of Notes to Consolidated Financial Statements.

         In November 1990, the Company acquired Diversified Energies, Inc. ("DEI") in a purchase transaction. The Company has disposed of a portion of the properties acquired but has (1) retained full ownership of Minnegasco, (2) exchanged its ownership of EnScan for an equity investment in Itron, Inc. and (3) retained a minor investment in E. F. Johnson, see "Discontinued Operations" elsewhere herein and Note 9 of Notes to Consolidated Financial Statements.

SIGNIFICANT TRENDS

The Company's Pipeline business has shown significant increases in operating income for the last two years. While the Company believes that it has the opportunity to further improve Pipeline's operating results, it expects that the rate of increase, if any, will decline, see "Natural Gas Pipeline" under "Material Changes in the Results of Operations" elsewhere herein.

         The Company's net cash provided by operating activities has increased significantly in each of the last two years. While the Company believes that it has the opportunity to further improve its cash flow, it currently does not expect the historical rate of increase to continue, see "Cash Flow Analysis" elsewhere herein.

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

         As previously described, the Company's principal operations are in Pipeline and Distribution. The Company's pipeline businesses have experienced a prolonged period of regulatory change in which they were required to (1) restructure and reprice their services and (2) drastically reduce and restructure their portfolio of gas purchase contracts. In response to item (2), the Company, particularly through its NorAm Gas Transmission Company ("NGT") subsidiary, was required to expend significant amounts of money, a substantial portion of which it was not allowed to or was unable to recover through its service rates, resulting in decreased earnings and an increased level of debt. This regulatory change also has increasingly subjected certain portions of these businesses to competitive market forces, thus limiting their ability to reach historical levels of return on investment. The Company's distribution businesses have faced increased competition in certain types of service and are being required to assume certain functions previously provided by their pipeline suppliers but, in general, have not faced the dramatic declines in profitability experienced by certain interstate pipeline businesses, including NGT. Indeed, the Company's distribution units (in some cases, after adjustment for the impact of weather) generally have shown a trend of increasing profitability.

         Therefore, the Company's ability to improve its overall profitability will depend, to a large extent, on its success in meeting the objectives of (1) continuing to increase the profitability of Pipeline through improved rate design, aggressive marketing of its services and further reduction of its overall costs (thus increasing its competitiveness), (2) maintaining the profitability of Distribution through timely and well-designed rate filings, increasing its customer base through aggressive marketing and controlling its costs in order to remain competitive and offset regulatory lag, (3) developing and expanding the Company's unregulated natural gas marketing business through the introduction of new products and services, the acquisition of new markets and the provision of services at a unit cost which will allow it to compete effectively with the industry leaders in this business and (4) reducing the Company's overall leverage and related interest expense, thus increasing the Company's financial flexibility to pursue future opportunities for attractive investment.

         The Company made measurable progress toward these objectives during 1994 and intends to vigorously pursue the objectives in the future, although certain factors which are key to reaching these objectives are largely beyond the Company's control. Growth in Distribution is, to a significant extent, dependent on economic conditions in its service areas and on the cost and efficiency of competing fuels and technologies. The rate initiatives planned by all of the Company's regulated businesses are subject to the authority of various regulatory bodies and, therefore, cannot be assured as to timing or ultimate success. With respect to interest expense, the Company has a large amount of fixed-rate long-term debt, a substantial portion of which cannot be efficiently replaced with lower-cost debt in the near term due to restrictions in the terms of each such series of debt, as well as restrictions placed on the Company by certain of its financial arrangements. In addition, the Company's interest expense is subject to change based on the movement of market interest rates to the extent that it has floating-rate borrowings under its revolving credit facility, continues to utilize its accounts receivable sales program, maintains its portfolio of interest rate swaps or otherwise subjects itself to interest rate risk.

         With respect to lowering its overall level of debt, the level of success will largely be a function of the Company's ability to generate cash internally, through issuance of equity or otherwise. The internal generation of cash will depend to a significant extent on the Company's success in meeting its other objectives as described previously. The Company's ability to issue equity for the purpose of reducing debt and the desirability of doing so are dependent on, among other factors, the market for the Company's equity and for equities in general and on the Company's ability to efficiently utilize the cash proceeds.

         Elsewhere herein are discussions of the results of operations for the Company's businesses, including further discussion of the impact of the above factors on each such business and the progress being made in reaching the objectives discussed above. In such discussions, certain prior year amounts have been reclassified to conform to current presentation.

REGULATORY MATTERS

As with other similarly-situated firms, the Company's natural gas distribution and interstate natural gas pipeline businesses are subject to various forms of rate regulation which (1) are intended to allow the Company to recover its prudently incurred costs, including a reasonable return on stockholder investment and (2) create economic impacts which historically have been reflected in the Company's financial statements in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). The Company discontinued the application of SFAS 71 to NGT effective as of December 31, 1992, see "Natural Gas Pipeline" elsewhere herein.

         As a result of applying SFAS 71 to Mississippi River Transmission Corporation ("MRT") and its distribution divisions, the Company's financial statements reflect certain assets and liabilities which would not be recognized by non-regulated entities. In addition to regulatory assets related to accounting for postretirement benefits other than pensions (see "Accounting Changes" elsewhere herein), the Company's only other significant regulatory asset is related to anticipated environmental remediation costs, see "Environmental Matters" under "Commitments and Contingencies" elsewhere herein.

         In general, the Company's NGT and MRT pipeline subsidiaries are regulated by the Federal Energy Regulatory Commission ("the FERC") both as to the services offered and the maximum rates which may be charged for such services. These rates are determined at proceedings before the FERC, generally pursuant to rate case filings made by the pipelines.

         In July 1994, the FERC issued an order approving settlement of MRT's October 1992 filing in which it had requested an annual rate increase of $6.9 million, resulting in the refund of $12.7 million which had been collected subject to refund and thus was fully reserved. MRT was not granted an increase in conjunction with the settlement but achieved favorable resolution of a number of issues, including being granted the ability to recover more of its costs as a fixed charge to its customers. In addition, MRT agreed to file its next rate case no later than April 1, 1996. Also in July 1994, the FERC approved a settlement which provides for recovery by MRT of approximately 89% of its gas supply realignment costs and resolved virtually all prudence and eligibility issues related to such costs. Additional filings made by MRT and approved by the FERC during 1994 provided for the disposition of MRT's deferred gas costs and upstream pipeline transportation costs, resulting in a net refund (for which reserves had been previously provided) of approximately $9.4 million to certain of MRT's former jurisdictional sales customers.

         In late 1992, NGT filed a two-phase case to fully implement service under FERC Order 636 by (1) settling rates for historical pre-FERC Order 636 services and (2) establishing new rates for services to be provided under FERC Order 636. The first phase was approved by the FERC and accepted by all parties. A request for rehearing on the second phase of the case had been filed by one party but was denied by the FERC in November 1994. This action by the FERC terminated the proceeding and established the level of rates for NGT's FERC Order 636 services retroactive to September 1, 1993, which did not result in any refund in excess of amounts previously reserved. In August 1994, NGT filed at the FERC for a $42.5 million annual rate increase, which rates became effective in February 1995 subject to refund. A procedural schedule has been established for the rate proceeding, with a hearing scheduled for August 1995.

         The Company's distribution divisions, Arkla, Entex, and Minnegasco, are generally subject to either state or municipal regulation as to services offered and the rates charged for such services. State regulatory agencies are the principal regulatory bodies responsible for setting rates in Minnesota, Arkansas, Louisiana, Oklahoma and Mississippi, while rates in Texas are generally governed by municipalities.

         In October 1994, the Minnesota Public Utilities Commission issued an order in the rate case filed by Minnegasco in November 1993, granting Minnegasco an $8.1 million annual rate increase (it had filed for $22.7 million), based on an 11% return on equity. It is currently Minnegasco's intention to appeal certain portions of the order including (1) the requirement that Minnegasco's non-regulated appliance sales and service operations pay the regulated operations a fee for the use of Minnegasco's name, image and reputation and (2) the requirement that a portion of the cost of responding to certain gas leak calls not be allowed in regulated rates. These issues have previously been appealed to the courts by Minnegasco in conjunction with other proceedings.

         In May 1994, Arkla (formerly Arkansas Louisiana Gas Company) filed for a $10 million annual rate increase in Arkansas. In March 1995, an order was issued approving a settlement among Arkla, the Arkansas Public Service Commission ("the APSC") and certain of Arkla's customers which provided for (1) an annual increase of approximately $7 million and (2) an agreement not to file another rate application in Arkansas before June, 1996. In November 1994, Arkla implemented rates representing an annual increase of $1.8 million in Louisiana pursuant to an Annual Rate Adjustment Mechanism filing made in September 1994. In May 1994, Arkla filed for a $6 million rate increase in Oklahoma. In December 1994, a settlement was reached in Oklahoma whereby Arkla (1) received a $4.2 million annual rate increase, (2) agreed not to make an additional rate increase filing prior to July 1997, unless its return on equity falls below a specified level and (3) agreed to file a capacity and gas supply plan by September 1995.

         Entex engaged in no major rate initiatives during 1994, although it was granted a total of approximately $2.2 million in annual rate increases from three of the larger cities it serves and received increases in several other jurisdictions pursuant to annual cost-of-service adjustment filings.

         Pursuant to a settlement with the APSC in June 1991, the Company was required to issue credits of $8.25 million to certain of its customers over a 12-month period and pay certain related costs. Expense of $15 million associated with this settlement is included in the Company's 1991 results as a component of income from continuing operations.

OPERATING INCOME (LOSS) BY BUSINESS UNIT

------------------------------------------------------------------------------------------
(millions of dollars)                                 1994          1993            1992
------------------------------------------------------------------------------------------
Natural gas distribution                          $    163.2   $     174.8   $      168.0
Natural gas pipeline                                   108.1          78.2           15.7
Corporate and other                                     (5.3)        (17.4)         (20.2)
------------------------------------------------------------------------------------------
  Subtotal                                             266.0         235.6          163.5
LIG                                                        -           5.6           25.1
Contract termination charge                                -         (34.2)             -
------------------------------------------------------------------------------------------
  Consolidated                                    $    266.0   $     207.0   $      188.6
==========================================================================================

NATURAL GAS DISTRIBUTION

The Company's natural gas distribution business is conducted by the Arkla, Entex and Minnegasco divisions of NorAm. Entex, Inc. merged with NorAm in February 1988 in a pooling of interests, while Minnegasco became part of NorAm effective with the Company's December 1990 purchase of DEI.

         In August 1993, Minnegasco acquired Midwest Gas's Minnesota distribution business (serving 41 communities with approximately 82,000 customers) in exchange for Minnegasco's South Dakota distribution properties (serving 18 communities with approximately 45,000 customers) plus $38 million in cash. The acquired properties were recorded in the Company's accounting records at the sum of the cash paid plus the historical cost of the surrendered properties and no gain or loss was recognized. A gas plant acquisition adjustment of $14 million was recorded, for which the Company is seeking recovery through the regulatory process. In February 1993, Minnegasco completed the sale of its Nebraska distribution business to Peoples Natural Gas of Omaha, Nebraska (a division of UtiliCorp United) for $75.3 million in cash plus an additional payment of $17.8 million for net working capital transferred. This system serves approximately 124,000 customers in 63 eastern Nebraska communities. In September 1994, the Company completed the sale of its Kansas distribution properties (and certain related pipeline facilities) to UtiliCorp United for approximately $23 million in cash. This system serves approximately 23,000 customers in 14 communities. For additional information on these transactions, see Note 10 of Notes to Consolidated Financial Statements.

         The above sale/exchange transactions resulted in a modest reduction in the total number of distribution customers but the retained properties currently are experiencing growth in excess of that which was expected from the divested properties and, thus, these transactions are not expected to result in a material and continuing decrease in earnings compared to historical Distribution levels.

FINANCIAL RESULTS

------------------------------------------------------------------------------------------
(millions of dollars)                                 1994          1993            1992
------------------------------------------------------------------------------------------
Natural gas sales                                 $  1,983.1   $   2,032.7   $    1,787.4
Transportation revenue                                  18.7          21.6           26.4
Other revenue                                           23.2          22.6           21.4
------------------------------------------------------------------------------------------
  Total operating revenues                           2,025.0       2,076.9        1,835.2
------------------------------------------------------------------------------------------
Purchased gas cost
  Affiliated                                           269.0         315.0          285.3
  Unaffiliated                                       1,053.4       1,062.4          883.3
Operations and maintenance                             368.3         358.0          341.8
Depreciation and amortization                           87.3          82.2           75.2
Other operating expenses                                83.8          84.5           81.6
------------------------------------------------------------------------------------------
  Operating income                                $    163.2   $     174.8   $      168.0
------------------------------------------------------------------------------------------
Average invested capital                          $    914.9   $     910.7   $      864.1
==========================================================================================

OPERATING STATISTICS

------------------------------------------------------------------------------------------
(billions of cubic feet)                              1994          1993            1992
------------------------------------------------------------------------------------------
Residential sales                                      180.0         193.6          185.7
Commercial sales                                       119.2         126.7          123.9
Industrial sales                                       136.4         111.7           99.5
Sales for resale                                        19.9          10.2            3.6
Transportation                                          68.7          75.8           79.0
------------------------------------------------------------------------------------------
  Total throughput                                     524.2         518.0          491.7
==========================================================================================
Arkla actual degree days                               2,806         3,314          2,762
------------------------------------------------------------------------------------------
Arkla normal degree days                               3,038         3,063          3,081
------------------------------------------------------------------------------------------
Entex actual degree days                               1,348         1,632          1,404
------------------------------------------------------------------------------------------
Entex normal degree days                               1,554         1,582          1,592
------------------------------------------------------------------------------------------
Minnegasco actual degree days                          7,617         8,057          7,141
------------------------------------------------------------------------------------------
Minnegasco normal degree days                          7,786         7,929          7,718
------------------------------------------------------------------------------------------
Average number of customers                        2,688,696     2,648,496      2,709,877
------------------------------------------------------------------------------------------
Number of employees                                    5,423         5,586          5,824
------------------------------------------------------------------------------------------
Average sales price ($/Mcf)
  Residential                                     $     5.99   $      5.77   $       5.38
------------------------------------------------------------------------------------------
  Commercial                                      $     4.66   $      4.65   $       4.24
------------------------------------------------------------------------------------------
  Industrial                                      $     2.43   $      2.71   $       2.49
------------------------------------------------------------------------------------------
Annual revenues per
  residential customer                            $   437.84   $    460.49   $     402.13
------------------------------------------------------------------------------------------
Annual residential use
  per customer - Mcf                                   73.05         79.82          74.79
------------------------------------------------------------------------------------------

DISCUSSION OF OPERATING RESULTS
1994 vs. 1993

Distribution operating income for 1994 was $163.2 million, a decrease of $11.6 million (6.6%) from the $174.8 million earned in 1993. This decrease reflects both reduced operating revenues and operating expenses as discussed following.

         Operating revenues decreased from $2,076.9 million in 1993 to $2,025.0 million in 1994 principally due to (1) the warmer 1994 weather (11,771 degree days in 1994 compared to 13,003 degree days in 1993) and
(2) a decrease in the weighted average cost of gas from $3.11/Mcf in 1993 to $2.90/Mcf in 1994 (the cost of gas is a component of the sales rate). These unfavorable revenue impacts were partially offset by the corresponding decrease in purchased gas cost, the increased industrial sales as discussed following and the favorable impact of rate increases as described under "Regulatory Matters" elsewhere herein. Weather-sensitive residential and commercial sales volumes declined from 320.3 Bcf in 1993 to 299.2 Bcf in 1994 (a decrease of 21.1 Bcf or 6.6%) principally due to the warmer 1994 weather as discussed preceding. The continued improvement in economic conditions (most notably in Entex's service area) and intensified marketing efforts were principally responsible for an increase of 24.7 Bcf (22.1%) in industrial sales from 1993 to 1994.

         Purchased gas cost decreased by $55.0 million (4.0%) from 1993 to 1994 despite a 13.3 Bcf (3.0%) increase in total sales volume principally due to the decrease in the average cost of gas as described preceding. The gross margin (natural gas sales minus purchased gas cost) increased by approximately $5.4 million (0.8%) from 1993 to 1994 despite the fact that sales volume increased by a total of 13.3 Bcf (3.0%), principally due to the decline in residential and commercial sales volume as described preceding and the fact that 9.7 Bcf (72.9%) of the volume increase was attributable to low-margin sales for resale. Operating expenses, exclusive of purchased gas cost, increased by $14.7 million (2.8%) from 1993 to 1994 principally due to (1) increased 1994 operations and maintenance expense due to increased costs for labor and related benefits and
(2) increased 1994 depreciation expense due to increased investment.

1993 vs. 1992

Distribution operating income for 1993 was $174.8 million, an increase of 4.0% over the $168.0 million earned in 1992. This $6.8 million increase reflected both increased operating revenues and operating expenses as discussed following.

         Operating revenues increased from $1,835.2 million in 1992 to $2,076.9 million in 1993 due primarily to (1) colder weather in 1993, (2) increased industrial sales, (3) an increased average unit cost of gas (which is a component of the sales rate) and (4) rate increases obtained by Arkla and Minnegasco. Partially offsetting these favorable effects was the revenue reduction due to Minnegasco's February sale of its Nebraska distribution properties. Weather-sensitive residential and commercial sales volumes increased by 7.9 Bcf and 2.8 Bcf, respectively, due largely to the colder 1993 weather. The continued improvement in economic conditions in Entex's service area was primarily responsible for the 12.2 Bcf (12.3%) increase in industrial sales volume.

         While purchased gas cost in 1993 increased by approximately 17.9% to $1,377.4 million from $1,168.6 million in 1992 (largely due to an increase in the average cost of purchased gas), the gross margin (natural gas sales minus purchased gas cost) increased approximately in proportion to the increased sales volume. Operating expenses, exclusive of purchased gas cost, increased by $26.1 million (5.2%) over 1992 principally due to (1) increased 1993 operations and maintenance expense reflecting increased throughput, (2) increased 1993 depreciation and amortization expense due to increased investment and, to a lesser extent, increases in depreciation rates pursuant to regulatory orders and (3) non-recurring favorable adjustments to certain benefit costs in 1992.

NATURAL GAS PIPELINE

The Company's natural gas pipeline business historically has been conducted by the Company's NGT (formerly Arkla Energy Resources), MRT, LIG and NorAm Energy Services, Inc. ("NES", formerly Arkla Energy Marketing) subsidiaries.

         On June 30, 1993, the Company completed the sale of LIG to a subsidiary of Equitable Resources, Inc. ("Equitable") for $191 million in cash and agreed to indemnify Equitable against certain exposures, for which the Company has established reserves equal to expected claims under the indemnity, see "Commitments and Contingencies" elsewhere herein. In order to focus on ongoing operations, the following Pipeline data have been restated to exclude LIG's results of operations for all periods presented, although this disposition did not qualify for presentation as "discontinued operations" in the Company's consolidated financial statements. LIG's operating income was $5.6 million and $25.1 million for the six months ended June 30, 1993 and the year ended December 31, 1992, respectively, and its total throughput was 103.4 million MMBtu and 244.1 million MMBtu for the six months ended June 30, 1993 and the year ended December 31, 1992, respectively.

         On February 1, 1995, the Company transferred the natural gas gathering assets of NGT into a wholly-owned subsidiary called NorAm Field Services Corp. ("NFS"). NFS is not generally subject to cost-of-service rate regulation and owns and operates approximately 3,500 miles of gathering pipelines which collect gas from more than 200 separate systems in major producing fields in Arkansas, Oklahoma, Louisiana and Texas.

         The Company has an agreement with ANR Pipeline Company pursuant to which the Company has contracted to sell an ownership interest in 250 MMcf/day of capacity in existing pipeline facilities (principally the Company's Line
AC), see "Sale of Pipeline Facilities" under "Commitments and Contingencies" elsewhere herein.

         While the economic and regulatory environment in which distribution companies operate has changed only modestly in recent years, the interstate pipeline industry has seen significantly greater change. Most recently, FERC Order 636 has largely completed the unbundling and deregulation of natural gas commodity sales markets, requiring interstate pipelines to partially restructure and reprice their services. In addition to requiring unbundling of pipeline gas sales from services such as gathering, transportation and storage, FERC Order 636 expresses a preference for a "straight fixed variable" or "SFV" rate structure which affords pipelines the opportunity (subject to competitive pressures) to recover their fixed costs (including return on investment) through the demand component of their rates, thus decreasing the sensitivity of revenues to changes in the level of throughput. As an additional result of this restructuring, certain financial line items and statistical data are not comparable when periods before and after FERC Order 636 implementation are compared due, in part, to customers electing to switch from sales to transportation which has the effect of removing the cost of gas from revenues and expenses. Services pursuant to the provisions of FERC Order 636 were implemented by NGT in September 1993 and by MRT in November 1993, see "Regulatory Matters" elsewhere herein.

         The Company historically has applied the provisions of SFAS 71 to all of its rate regulated businesses. With respect to the Company's NGT subsidiary, however, the Company concluded that, effective as of December 31, 1992, continued application of SFAS 71 was no longer appropriate. The Company based its conclusion on its analysis of NGT's regulatory and economic environment and the extent to which such environment would allow NGT to collect its cost-based rates. The Company had begun its analysis when it became apparent that changes in NGT's regulatory environment, largely due to the actions of the FERC, were subjecting NGT to increasing competitive pressures, resulting in significant underrecovery of NGT's cost-based revenue requirements. The Company determined that it was unlikely that it could take steps through the regulatory process or otherwise which would cause NGT to return to a situation in which the Company could conclude that collection of NGT's cost-based rates was probable.

         Accordingly, at December 31, 1992, the Company ceased to apply the provisions of SFAS 71 to NGT's transactions and balances, which accounting change was implemented pursuant to Statement of Financial Accounting Standards No. 101, "Regulated Enterprises - Accounting for the Discontinuance of Application of FASB Statement No. 71" ("SFAS 101"). The methodology for this accounting change is contained within SFAS 101 and, simply stated, requires the removal from NGT's balance sheet of the impact of the effects of the actions of regulators. More specifically, the Company (1) identified and wrote-off those NGT assets which would not be recognized as assets by non-regulated enterprises, principally amounts associated with take-or-pay settlement costs and deferred pursuant to FERC Order 528 ($237.9 million), (2) wrote down certain current assets based on "lower of cost or market" rules applicable to non-regulated enterprises ($27.0 million), (3) accrued for expected costs in excess of current market value for certain gas purchase contracts for which recovery could no longer be assumed through regulatory mechanisms ($19.9 million) and (4) wrote down certain of its gathering assets pursuant to impairment guidelines applicable to enterprises in general ($29.7 million). This pre-tax charge, which totalled $314.5 million ($195.0 million after-tax), is shown in the Company's Statement of Consolidated Income for 1992 under the caption "Extraordinary items, less taxes". This charge had no effect on NGT's ability to include the underlying costs in its regulated rates and did not affect its efforts to collect such rates from its customers.

         The Company concluded that its Distribution divisions continued to qualify for the application of SFAS 71 because their exposure to competition has had minimal effect and is limited by the nature of their business, and because their regulatory climate has changed only modestly from its historical structure, although there are some indications that more significant changes in the form of regulation may occur. However, due to the fact that distribution companies are regulated at the state and/or municipal level and the preliminary stages of the relevant discussions and proceedings, it is unclear as to the timing of any further regulatory change or the form it will take. Similarly, the Company concluded that continued application of SFAS 71 to its MRT interstate pipeline subsidiary was appropriate because, unlike NGT, MRT's "long-line" configuration and customer base have sheltered it to a large degree from the negative impacts which regulatory change and related increased competition have had and continue to have on NGT.

         Effective as of December 31, 1993, the Company completed a comprehensive settlement agreement ("the Settlement") with certain subsidiaries of Samson Investment Company ("Samson"), pursuant to which a number of outstanding contractual arrangements between the parties were terminated or substantially modified, resulting in a pre-tax charge to earnings of approximately $34 million, included in the Company's Statement of Consolidated Income for 1993 under the caption "Contract termination charge". This charge resulted principally from the early termination of a gas supply agreement which was expected to prove economically disadvantageous to the Company over its term. Consideration for the Settlement included the delivery to Samson by the Company of a note for $34 million and the receipt by the Company of the right to 6 Bcf of gas from Samson without additional charge over the period from January 1994 through March 15, 1995. The Settlement also resulted in the offset and cancellation of certain other contractual arrangements between the parties, including long-term obligations, notes receivable and gas purchased in advance of delivery.

         The net cash flow from the Settlement is expected to be positive for the years 1995-1999. The impact of the Settlement on the Company's future earnings for the periods covered by the previous arrangements is expected to be positive but will be reduced to the extent that the Company is required to replace the availability of gas previously provided under these arrangements.

         To minimize the risk from market fluctuations in the price of natural gas and transportation, the Company (generally through NES) enters into futures transactions, swaps and options in order to hedge certain commitments to buy and sell natural gas. Some of these financial instruments carry off-balance-sheet risk, see "Commitments and Contingencies" elsewhere herein. Gains and losses resulting from changes in the market value of the various financial instruments utilized as hedges are deferred and recognized in the Company's cost of natural gas purchased, net as the physical production is purchased or sold under the related contracts.

FINANCIAL RESULTS

------------------------------------------------------------------------------------------
(millions of dollars)                                 1994          1993            1992
------------------------------------------------------------------------------------------
Gas sales revenue
  Sales to Distribution                           $    156.8   $     265.4   $      238.0
  Sales for resale and other                           594.4         608.8          514.9
------------------------------------------------------------------------------------------
    Total gas sales revenue                            751.2         874.2          752.9
------------------------------------------------------------------------------------------
Transportation revenue
  Distribution                                          96.5          46.1           17.9
  Other                                                164.5          92.6           84.1
------------------------------------------------------------------------------------------
    Total transportation revenue                       261.0         138.7          102.0
------------------------------------------------------------------------------------------
    Total operating revenue                          1,012.2       1,012.9          854.9
------------------------------------------------------------------------------------------
Purchased gas cost
  Affiliated                                             4.1           5.0           41.5
  Unaffiliated                                         687.9         710.7          566.2
Operations and maintenance                              99.3         102.6          115.9
Depreciation and amortization                           42.9          43.2           44.2
Other operating expenses                                69.9          73.2           71.4
Contract termination charge                                -          34.2              -
------------------------------------------------------------------------------------------
    Operating income                              $    108.1   $      44.0   $       15.7
==========================================================================================
Average invested capital                          $    935.6   $   1,018.4   $    1,266.6
==========================================================================================

OPERATING STATISTICS

------------------------------------------------------------------------------------------
(million MMBtu)                                       1994          1993            1992
------------------------------------------------------------------------------------------
Sales to Distribution                                   70.6          71.2           73.5
Sales for resale and other                             157.5         103.6           76.5
------------------------------------------------------------------------------------------
    Total sales                                        228.1         174.8          150.0
------------------------------------------------------------------------------------------
Transportation
  Distribution                                          99.3          85.7           53.7
  Other                                                732.5         694.4          698.8
------------------------------------------------------------------------------------------
    Total transportation                               831.8         780.1          752.5
------------------------------------------------------------------------------------------
    Less: FERC Order 636
      elimination (1)                                  (63.0)        (24.2)             -
------------------------------------------------------------------------------------------
      Total throughput                                 996.9         930.7          902.5
==========================================================================================
Average interstate pipeline
  transportation margin
  ($/MMBtu)                                       $    0.330   $     0.209   $      0.184
------------------------------------------------------------------------------------------
Average pipeline sales
  margin ($/MMBtu)                                $    0.169   $     0.856   $      0.922
------------------------------------------------------------------------------------------

(1) Prior to the implementation of unbundled services pursuant to FERC Order 636, Pipeline's sales rate covered all related services, including transportation to the customer's facility. Under FERC Order 636, when Pipeline acts as a merchant, the sales transaction is independent of (and may not include) the transportation of the volume sold. Therefore, when the sold volumes are also transported by Pipeline, the throughput statistics will include the same physical volumes in both the sales and transportation categories, requiring an elimination to prevent the overstatement of actual total throughput.

DISCUSSION OF OPERATING RESULTS

Pipeline's operating income before the contract termination charge increased by $29.9 million and $62.5 million from 1993 to 1994 and from 1992 to 1993, respectively. These increases, while partially attributable to improvements in ongoing business operations, also reflect the impacts of (1) the unbundling and repricing of the interstate pipelines' services, (2) the elimination of the amortization of amounts deferred pursuant to FERC Order 528 as a result of the discontinued application of SFAS 71 to NGT and (3) the elimination of the demand charge under a contract with Samson which was terminated as discussed elsewhere herein. Certain other items partially responsible for the significant year-to-year increases, such as (1) decreases in costs, (2) revenue requirement increases obtained in recent rate cases and (3) the effects of NES's increased storage and risk management activities will provide recurring benefits but are not expected to create the same level of future year-to-year improvements. Therefore, while Pipeline's earnings are affected by various factors as discussed elsewhere herein, the Company believes that it has the opportunity to further improve Pipeline's earnings, although it expects that the percent improvement in earnings, if any, will be less than that of the most recent few years.

1994 vs. 1993

Operating income for 1994 was $108.1 million, a $29.9 million (38.2%) increase over 1993 (before reduction for the $34.2 million contract termination charge). This increase is largely attributable to the improved operating income of NES which accounts for 58% of the increase in Pipeline operating income. The improved earnings of NES are partially attributable to the comprehensive settlement with Samson at December 1993 as described preceding. In 1993, NES paid approximately $10.0 million of reservation fees under a contract with Samson which did not recur in 1994 due to the previously mentioned settlement agreement, and which were not replaced with a similar amount of reservation fees to other parties due to NES's activities as described following. NES has contracted for gas storage which, combined with its risk management activities, has helped reduce the costs associated with meeting its contractual obligations in periods marked by significant swings in spot market prices and demand for gas. Approximately $7.0 million of the improvement in operating income resulted from final approval of two pipeline rate cases (see "Regulatory Matters" elsewhere herein), with the remaining increase attributable to improved transportation margins and reduced operating expenses of NGT and MRT as discussed following.

         Revenues from "Sales to Distribution" and "Sales for resale and other" decreased from 1993 to 1994 by $108.6 million (40.9%) and $14.4 million (2.4%), respectively. These sales revenue categories decreased a total of $253.2 million in the Company's interstate pipelines, due primarily to the previously mentioned effects of restructured services under FERC Order 636. This decrease was partially offset by increased sales revenues by NES, which also accounts for the majority of the 53.3 million MMBtu (30.5%) increase in sales volumes over 1993.

         Transportation revenues from Distribution increased by $50.4 million (109.3%) and other transportation revenues increased by $71.9 million (77.6%) from 1993 to 1994 primarily due to restructured services under FERC Order 636 whereby transportation services are independent of (and not included in) the sales transaction. Although transportation revenues increased by 77.6% in 1994, transportation volumes increased by only 6.6%, largely due to the change to SFV rate design. Under this rate structure, a larger portion of total costs are included in the demand (fixed) component of the transportation rate. Accordingly, when volumes actually transported are less than the contract demand level, revenues will be higher for the same volume than under prior rate design which placed more costs in the volumetric (variable) portion of the rate. This change in rate design also contributed to the $0.121 per MMBtu (58%) increase in 1994 in the average interstate pipeline transportation margin. In addition, under FERC Order 636, services previously included in the sales rate (e.g., storage) have now been "unbundled" and are billed separately and included as transportation revenue.

         Total purchased gas cost decreased by $23.7 million (3.3%) from 1993 to 1994. Gas cost for the Company's interstate pipelines decreased by $127.6 million principally due to the previously discussed restructured services under FERC Order 636. In addition, NES experienced a decrease in gas cost due to the reservation fees paid in 1993 that did not recur due to the comprehensive settlement with Samson discussed above. These decreases in gas cost were offset by increased purchases by NES to support the previously mentioned increase in sales volumes.

         Operation and maintenance expense decreased by $3.3 million (3.2%) primarily due to a $6.7 million (13.2%) decrease in transportation expense paid to third-party pipelines, partially offset by higher labor and other operating supplies and expenses. Lower third-party transportation cost is largely attributable to interstate pipeline customers making their own transportation arrangements with third parties for gas sourced off-system under FERC Order 636, which cost would have previously been reported by the pipeline and recovered through the "bundled" sales rates.

         Other operating expenses decreased by $3.3 million from 1993 to 1994, principally due to a non-recurring $2.0 million payment in 1993 for certain severance costs as well as a $1.1 million reduction in property taxes in 1994. The reduction in property taxes is largely attributable to restructured storage services under FERC Order 636 in which the Pipeline provides only the use of the storage facility for a fee, but no longer "owns" the majority of gas in storage and, therefore, no longer has an obligation for the property tax on the inventory. The Company also recognized certain ad valorem tax rate reductions associated with the "spindown" of NGT in March 1993.

1993 vs. 1992

Operating income for 1993 was $78.2 million (before the pre-tax "Contract termination charge" of $34.2 million), a $62.5 million increase over 1992, reflecting both increased operating revenues and increased operating expenses. This significant improvement is attributable to several factors including (1) increased sales and transportation volumes, (2) rate increases obtained by NGT and MRT, (3) more favorable 1993 weather (approximately 23% cooler than 1992) and (4) accounting adjustments included in 1992 results as discussed following.

         Revenues from sales to Distribution increased by $27.4 million (11.5%) in 1993 while sales volumes decreased by 2.3 million MMBtu (3.1%). This unusual relationship is attributable to the one-time sale by NGT of approximately $28.5 million of gas in storage inventory to a distribution affiliate in accordance with the provisions of FERC Order 636. This sale represented a sale of inventory in place, thus resulting in no additional Pipeline throughput and was made at cost with no gain or loss recognized. Effective with FERC Order 636 implementation, NGT now offers unbundled storage services, retaining only a relatively small amount of storage gas (approximately 5 Bcf) for system operational purposes.

         "Sales for resale and other" increased by $93.9 million (18.2%) in 1993 with approximately 78% of the increase attributable to increased 1993 NES sales revenues. The average NES sales rate increased by approximately $0.29/MMBtu in 1993 primarily due to a corresponding increase of $0.34/MMBtu in Mid-continent spot gas prices which served to increase the gas cost component of the total sales rate. The remainder of the increase is attributable to a 27.1 million MMBtu (35.4%) increase in sales volumes, rate increases obtained by Pipeline's regulated business units during the year and the effect of implementing restructured services in the last quarter of 1993.

         Transportation revenues increased by $36.7 million in 1993 primarily due to a 13.6% increase in the average interstate pipeline transportation rate and, to a lesser degree, a 3.7% increase in transportation volumes. The increase in the transportation rate reflects rate increases obtained in 1993 and the effect of higher demand charges due to implementing restructured services under FERC Order 636. Additionally, 1992 transportation revenues included an $8.1 million charge to amortize amounts deferred for recovery pursuant to FERC Order 528, which amortization did not recur in 1993 due to the discontinuance of the application of SFAS 71 to NGT.

         Purchased gas cost from affiliates in 1993 decreased by $36.5 million or 88.0% due to the sale of Arkla Exploration Company in December 1992, see "Acquisitions and Dispositions" elsewhere herein. Third party gas purchases increased by $144.5 million or 25.5% due to a 16.5% increase in sales volumes, the previously mentioned impact of increased spot gas prices and the sale of Arkla Exploration Company.

         Operation and maintenance expenses for 1993 decreased by 11.5% in comparison to 1992, with approximately 48.9% of the decrease attributable to lower transportation costs paid to third-party pipelines and 35.3% of the decrease attributable to a non-recurring write-off of certain non-collectible accounts during 1992. The remainder of the decrease is principally attributable to (1) lower labor cost due to manpower reductions since 1992 and (2) lower supplies and expenses resulting from the continuing focus on cost reduction.

         Depreciation and amortization decreased by 2.3% in 1993 primarily due to the write-down of certain gathering assets in conjunction with the discontinued application of SFAS 71 to NGT at year-end 1992, as described preceding.

         Other operating expenses increased by 2.5% in 1993 as a result of increased regulatory and legal expenses and cost allocations from the Company's Corporate division. The increased legal and regulatory expenses are largely attributable to several significant events during the year including (1) the spindown of the former Arkla Energy Resources division to create NGT, (2) a filing with the FERC for spindown of the gathering function to a separate corporation, (3) implementation of restructured services under FERC Order 636 and (4) various other regulatory and legal matters.

CORPORATE AND OTHER

The $12.1 million decrease in the operating loss from 1993 to 1994 is principally due to (1) increased 1993 expense resulting from amounts accrued under certain employee benefit plans, (2) 1993 accruals for certain intercompany billings which were not contractually permitted to be recorded at their full face value by the receiving business unit, (3) a decrease in 1994 expense related to the Company's Long-Term Incentive Plan and Incentive Equity Plan and (4) the 1993 accrual of estimated costs for facilities consolidation, relocation and related expenses.

         The $2.8 million decrease in the operating loss from 1992 to 1993 is principally due to the inclusion, in 1992 results, of accruals for certain severance and related benefits, partially offset by certain increased 1993 expenses as described preceding.

CONSOLIDATED

Consolidated net income for 1994 was approximately $48.1 million, an improvement of approximately $12.0 million (33.2%) over the $36.1 million earned in 1993 while, as discussed preceding, operating income increased by $59.0 million during the same period. The principal reasons for this $47.0 million of increased expense below the operating income line were as follows, the majority of which are discussed elsewhere herein:

- The inclusion, in 1993 results, of approximately $42.8 million in gains from sales of property, see Note 1 of Notes to Consolidated Financial Statements.

- The decrease of approximately $7.7 million in interest income from 1993 to 1994, largely due to the comprehensive settlement agreement with Samson.

- The inclusion, in 1994 results, of $2.1 million in after-tax expense from discontinued operations.

- The impact of miscellaneous other items of income and expense which represented income of $4.5 million in 1993 but expense of $6.9 million in 1994.

These unfavorable impacts were partially offset by:

- A decrease of $2.6 million in interest expense from 1993 to 1994 principally due to a decreased level of borrowings.

- A decrease in 1994 income tax expense, reflecting a decrease in the effective tax rate, see Note 2 of Notes to Consolidated Financial Statements.

Consolidated net income for 1993 was approximately $36.1 million, an improvement of approximately $264.6 million over 1992 while, as discussed above, operating income increased by approximately $18.4 million during the same period. The principal reasons for this $246.2 million of increased income below the operating income line were as follows, each of which is discussed elsewhere herein:

- The inclusion in 1992 results of the $195 million after-tax loss due to the discontinued application of SFAS 71 to NGT.

- The inclusion in 1992 results of the $4.9 million after-tax loss due to the cumulative effect of adopting SFAS 112.

- The inclusion in 1992 results of a $34.8 million after-tax loss attributable to discontinued operations, see Note 9 of Notes to Consolidated Financial Statements.

- The increase of $36.5 million in 1993 other income, principally due to gains from sales of property, see Note 1 of Notes to Consolidated Financial Statements.

- The decrease of $13.6 million in 1993 interest expense, principally due to decreased borrowings.

These favorable impacts were partially offset by:

- The increase of $34.0 million in the 1993 provision for income taxes, principally due to the increase in income from continuing operations before income taxes.

- The inclusion in 1993 results of a $3.8 million after-tax loss due to premiums on the early retirement of debt.

DISCONTINUED OPERATIONS

EXPLORATION AND PRODUCTION

In early 1992, the Company reacquired the 6,000,000 publicly-held shares of Arkla Exploration Company ("E&P") representing minority ownership of approximately 18% through an exchange offer and merger, resulting in (1) the issuance of approximately 5.7 million shares of the Company's common stock and
(2) a return to 100% ownership of E&P by the Company. This minority interest had been outstanding as a result of an initial public offering of E&P's common stock in 1989. The common stock issued to reacquire the minority interest increased the Company's stockholders' equity by its fair market value of approximately $59.8 million. The difference between the fair market value of the stock issued and the carrying value of the minority interest reacquired served to increase the Company's invest-ment in E&P, resulting in an increase of approximately $42.4 million in the carrying value of E&P's oil and gas reserves, which reserves were subsequently sold as described following.

         On December 31, 1992, the Company completed the sale of E&P to Seagull Energy Corporation for approximately $397 million in cash (including $7.3 million removed from E&P prior to closing), the substantial portion of which was used to reduce the Company's short-term borrowings, see Note 9 of Notes to Consolidated Financial Statements. In conjunction with the sale, the Company
(1) agreed to indemnify Seagull against certain exposures (for which the Company has established reserves equal to anticipated claims under the indemnity) and (2) retained a volumetric production payment representing the right to receive the cash proceeds from the sale of approximately 1.2 million barrels of oil over three years. Approximately 153,900 barrels remained to be delivered at December 31, 1994, in which the Company has a book investment of approximately $13/barrel. The Company has purchased a "floor" sales price of $17/barrel for this production payment, based upon which the fair value of the oil to be delivered was approximately $2.6 million at December 31, 1994.

RADIO COMMUNICATIONS

In conjunction with the purchase of DEI in November 1990, the Company acquired business units that conducted operations in radio communications ("Johnson") and energy measurement products and systems ("EnScan"), see Note 9 of Notes to Consolidated Financial Statements.

         In early 1992, EnScan merged with Itron, Inc. ("Itron") of Spokane, Washington, a company which manufactures equipment and provides services similar and complementary to those of EnScan. The Itron stock received by the Company in this exchange of interests was valued on a public exchange at approximately the Company's recorded investment in EnScan and, accordingly, no gain or loss was recognized. After Itron's 1993 initial public offering of its common stock and the Company's December 1994 sale of 400,000 Itron shares (yielding cash proceeds of approximately $7.2 million) at December 31, 1994, the Company owned a common stock interest representing ownership of approximately 13.25% of the combined enterprise, which is managed by Itron. The December 1994 sale generated net proceeds of approximately $18.00/share, approximately equal to the Company's then existing basis of approximately $17.80/share.

         The Company changed its method of accounting for its investment in Itron from the equity method to the cost method as of December 31, 1993 and, based on price quotations on the NASDAQ, the market value (and carrying value) of the Company's investment at December 31, 1994 was approximately $32.1 million, and had increased to approximately $40.4 million at March 1, 1995. The Company marks its investment in Itron to market in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which was effective for fiscal years beginning after December 15, 1993, see Note 9 of Notes to Consolidated Financial Statements. The Company intends to dispose of its remaining Itron investment over the next several years, at times to be determined principally by economic factors in the markets available for the sale or exchange of such interests.

         In July 1992, the Company sold the stock of Johnson for total consideration of approximately $40 million, receiving cash proceeds of approximately $15 million at closing and retaining an investment currently valued at approximately $5 million. The consideration received was approximately equal to the carrying value of the Company's investment and, accordingly, no gain or loss was recognized.

UNIVERSITY SAVINGS ASSOCIATION

University Savings Association ("USA") was a wholly-owned subsidiary of Entex, Inc. until its sale to a private group in May 1987, prior to the Company's February 1988 merger with Entex. In early 1992, the Resolution Trust Corporation instituted actions against several former officers and directors of USA and filed a suit against the Company, which suit was recently settled, see Notes 9 and 11 of Notes to Consolidated Financial Statements.

ARKLA PRODUCTS

In 1984, as a part of a larger transaction, the Company sold its gas grill manufacturing business to Preway, Inc. ("Preway"). As a result of Preway's subsequent default on certain industrial revenue bonds which were collateralized by the gas grill manufacturing assets and for which the Company had remained secondarily liable, the Company reacquired the gas grill business and conducted operations in its Arkla Products subsidiary as it sought to dispose of this business. In late 1992, the Company sold the principal assets and recorded a loss on disposition, see Note 9 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

INVESTED CAPITAL

The following table illustrates the sources of the Company's capital during the past five years.

----------------------------------------------------------------------------------------------------------------------
(millions of dollars)                                                           December 31,
                                                      1994          1993            1992         1991         1990
----------------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities           $  1,414.4   $   1,629.4   $    1,783.1   $    1,551.5   $  1,450.2
Total equity                                           717.4         708.0          712.9          948.0      1,115.4
----------------------------------------------------------------------------------------------------------------------
  Total capitalization                               2,131.8       2,337.4        2,496.0        2,499.5      2,565.6
Short-term debt, including current maturities          274.6         192.4          120.0          772.6        712.4
----------------------------------------------------------------------------------------------------------------------
  Total invested capital                          $  2,406.4   $   2,529.8   $    2,616.0   $    3,272.1   $  3,278.0
======================================================================================================================
Long-term debt as a percent of total
  capitalization                                       66.3%         69.7%          71.4%          62.1%        56.5%

Equity as a percent of total capitalization            33.7%         30.3%          28.6%          37.9%        43.5%

Total debt as a percent of total
  invested capital                                     70.2%         72.0%          72.7%          71.0%        66.0%

CASH FLOW ANALYSIS

The Company's "Net cash provided by operating activities" as shown in the accompanying Statement of Consolidated Cash Flows exceeded the sum of capital expenditures and dividend payments by approximately $92.5 million in 1994, and was less than the sum of these cash requirements by approximately $15.7 million and $94.3 million in 1993 and 1992, respectively. This increasing amount of cash available after capital expenditures and dividends occurred, in part, due to a decrease in common stock dividends beginning with 1993 and despite an increase in the level of capital spending, but is principally due to an increase in the level of "Net cash provided by operating activities", see "Net Cash Flow from Operating Activities" elsewhere herein.

NET CASH FLOW FROM FINANCING ACTIVITIES

The Company historically has met its needs for short-term borrowings through its revolving credit facility with a major money center bank as agent and various other commercial banks, through informal lines of credit and/or through the issuance of commercial paper, although it no longer has access to the commercial paper market as described following.

         Prior to November 1994, the Company had a revolving credit facility (the "Previous Facility") which made a total commitment of $400 million available to the Company through June 30, 1995. Effective November 2, 1994, the Company executed a new Credit Agreement (the "New Facility") with Citibank, N.A., as Agent, and a group of sixteen other commercial banks which provides a $400 million commitment to the Company through October 31, 1997. The terms and conditions of the New Facility are similar to the Previous Facility with one significant exception. Although the New Facility continues to be collateralized by the stock of MRT and NGT, if the Company is rated investment-grade by both Moody's Investor Service, Inc. and Standard & Poor's Corporation, this collateral would be released.

         As with the Previous Facility, borrowings under the New Facility bear interest at various Eurodollar and domestic rates, at the option of the Company, and these rates are subject to adjustment based on the rating of the Company's senior debt securities. The Company pays a facility fee on the total commitment to each bank each year, currently .30%, and subject to decrease based on the Company's debt rating, and will pay an incremental rate of 1/8% on outstanding borrowings in excess of $200 million. Both of these fees reflect declines from the fees under the Previous Facility.

         The Company had borrowings under its Previous Facility of $95.0 million at December 31, 1993 and borrowings under the New Facility of $110.0 million and $35.0 million at December 31, 1994 and March 1, 1995, respectively. In addition, at March 1, 1995, the Company had borrowings of $15.0 million under informal lines of credit, none of which were outstanding at December 31, 1994. The Company had, therefore, approximately $365.0 million in capacity under the New Facility at March 1, 1995, which capacity is expected to be adequate to cover the Company's current and projected needs for short-term financing.

         The New Facility contains a provision which requires the Company to maintain a specific level of total stockholders' equity, initially set at $650 million at December 31, 1993, and increased annually thereafter by (1) 50% of positive consolidated net income and (2) 50% of the proceeds (in excess of the first $50 million) from any incremental equity offering made after June 30, 1994. The New Facility also places a limitation of $2,055 million on total debt and a limitation of $100 million on the amount of outstanding long-term debt which may be retired in advance of its maturity. Certain of the Company's other financial arrangements contain similar provisions. Based on these restrictions, the Company had incremental debt capacity and incremental dividend capacity of $321.2 million and $43.3 million, respectively, at December 31, 1994.

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

         The Company's long-term debt financing is obtained through the issuance of debentures and notes. The issuance of additional mortgage bonds is precluded by the Company's unsecured indenture dated as of December 1, 1986 with Citibank, N.A. The Company expects that as its long-term debt matures, it will be able to fund these debt retirements through additional borrowings and/or from cash provided by operations.

         As a part of its ongoing program to reduce its overall cost of debt, the Company reacquired approximately $50.4 million and $88.3 million principal amount of its long-term debt during 1994 and 1993, respectively. The weighted average interest rate was approximately 9.8% for the debt retired during 1994 and 1993 and this debt was reacquired for total net premiums of approximately $1.4 million and $5.5 million (approximately $1.1 million and $3.8 million, respectively, after-tax) for 1994 and 1993, respectively, reported in the Company's Statement of Consolidated Income under the caption, "Extraordinary items, less taxes". The Company will continue to evaluate its debt portfolio and may elect (subject to availability of funds, limitations contained in its revolving credit facility and constraints imposed by the terms of the individual series of debt securities) to refund/refinance additional debt as economic factors indicate.

         Largely as a result of the application of the proceeds received from the Company's recent divestitures, the Company has significantly reduced its level of total debt and specifically has reduced its short-term borrowings (its only significant floating-rate debt) to low levels. In order to manage its debt portfolio such that a reasonable portion is subject to changes in market interest rates and take advantage of available spreads between 2-3 year fixed-rate and 6-12 month floating-rate debt instruments, the Company has entered into a number of transactions generally described as "interest rate swaps". The terms of these arrangements vary but, in general, specify that the Company will pay an amount of interest on the notional amount of the swap which varies with LIBOR while the other party (a commercial bank) pays a fixed rate. The Company had no swaps in effect at December 31, 1992 and, during 1993, the Company entered into a total of $575 million notional amount of swaps, of which $200 million remained at December 31, 1993. During 1994, the Company entered into an additional $75 million notional amount of swaps. At December 31, 1994, $275 million notional amount of these swaps were outstanding, terminating at various dates through February 1997. None of these swaps are "leveraged" and, therefore, they do not represent exposure in excess of that suggested by the notional amount and reported interest rates. At December 31, 1994, the Company's obligation under these arrangements, which is calculated using 6-12 month floating LIBOR, was based on a weighted average interest rate of approximately 6.7%, while the counterparties' obligations were based on a weighted average fixed rate of approximately 5.1%. The Company's performance under these swaps is collateralized by the stock of MRT and NGT, and the Company is permitted to increase the amount outstanding under such collateralized arrangements to a total of $350 million, a limitation imposed by the terms of the New Facility.

         In accordance with authoritative accounting guidelines, the economic value which transfers between the parties to these swaps is treated as an adjustment to the effective interest rate on the Company's underlying debt securities. When positions are closed prior to the expiration of the stated term, any gain or loss on termination is amortized over the remaining period in the original term of the swap. The effect of these swaps was to increase the Company's interest expense by $0.5 million for 1994 and to decrease the Company's interest expense by $4.6 million for 1993. The deferred gain associated with interest rate swaps terminated prior to their expiration was approximately $2.5 million at December 31, 1994. This gain is expected to be amortized as follows: 1995 - $1.7 million; 1996 - $0.7 million; all remaining periods - $0.1 million. At December 31, 1994, the unrealized loss (mark-to-market value) associated with outstanding swap arrangements was approximately $18.0 million, which unrealized loss had declined to $10.3 million at March 1, 1995.

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

         In July 1994, the Company entered into an equipment funding agreement with an affiliate of a major bank to provide up to $50 million to be used to purchase new vehicles, major work equipment and a small amount of computer and other office equipment over a three-year period. For accounting purposes, these assets will be subject to operating lease treatment, with an initial non-cancellable term of one year.

         In July 1994, the Company amended its previously-filed registration statement to convert it to a Rule 415 or "shelf" offering (the "Shelf"). The Shelf will allow the Company to issue up to 14.95 million shares of additional common stock for a period of up to two years from the effective date. The net proceeds from shares issued pursuant to the Shelf are expected to be used for general corporate purposes.

         In late 1994, the Company instituted a Direct Stock Purchase and Dividend Reinvestment Plan ("the DSPP/DRIP") which offers its customers and other interested parties an opportunity to (1) purchase the Company's common stock ("the Common Stock") directly from the Company, avoiding brokerage fees and commissions and (2) automatically reinvest their dividends in shares of Common Stock. The purpose of the DSPP/DRIP is to provide new investors with a convenient means to make an initial investment in the Common Stock and to provide existing holders of the Common Stock with (1) a means to have their dividends automatically reinvested in shares of the Common Stock and (2) a convenient and economical way to purchase additional shares. While individual purchases under the plan are generally small, the Company believes that, over time, a significant amount of additional equity capital may be raised through this program.

         The Company has several programs pursuant to which shares of Common Stock may be issued or sold to employees or directors, see Notes 6, 7 and 8 of Notes to Consolidated Financial Statements.

         In December 1993, the Company refunded $34 million in conjunction with the revision of an agreement for the sale of an interest in certain pipeline facilities and may refund additional amounts, see "Sale of Pipeline Facilities" elsewhere herein. During 1992, the Company returned $20 million which had been advanced by another party in conjunction with a proposed transaction related to capacity in the Company's Line AC, which transaction was not consummated.

         During 1994 and 1993, the Company paid common dividends of $0.07/share each quarter, resulting in total cash expenditures of $34.3 million and $34.2 million, respectively, and preferred dividends of $0.75/share each quarter, resulting in total cash expenditures of $7.8 million in each year. On March 15, 1995, the Company paid dividends of $0.07/share on common stock and $0.75/share on preferred stock.

NET CASH FLOW FROM OPERATING ACTIVITIES

1994 vs. 1993

As indicated in the accompanying Statement of Consolidated Cash Flows, the net cash flow from operating activities increased from approximately $172.6 million in 1993 to approximately $304.9 million in 1994. This increase of approximately $132.3 million (76.7%) was principally attributable to the following:

- An increase of $91.9 million from 1993 to 1994 in cash provided by inventories, approximately $51 million of which is attributable to MRT's non-recurring sale of its gas-in-storage to its customers during 1994 as a result of implementing service pursuant to FERC Order 636, see Note 1 of Notes to Consolidated Financial Statements. The balance of the change is principally due to the normal fluctuations in December 31 gas-in-storage inventories which result from weather-related changes in the demand for natural gas.

- An increase of $156.4 million from 1993 to 1994 in cash provided by the collection of accounts receivable, principally as a result of the relatively large December 31, 1993 accounts receivable balance which was collected during 1994. Given the December 31, 1994 balance of $213.3 million (as compared to $314.5 million at December 31, 1993), the Company expects that cash provided from accounts receivable collections will decline in 1995.

- An increase of $53.7 million in 1994 from income before non-cash credits and charges, discontinued operations, gains from sales of property, extraordinary items, the cumulative effect of accounting changes and utilization of tax loss carryforwards.

- A decrease of $32.4 million from 1993 to 1994 in cash used for other accounts payable, principally due to the relatively higher December 31, 1992 other accounts payable balance.

These favorable impacts were partially offset by:


- An increase of $78.4 million from 1993 to 1994 in cash used for gas accounts payable, due in part to Pipeline's 1993 implementation of services under FERC Order 636 as described elsewhere herein, and to normal seasonal fluctuations in the Company's distribution businesses.

- A decrease of $31.6 million from 1993 to 1994 in cash received from collections of deferred gas costs, due in part to Pipeline's 1993 implementation of services pursuant to FERC Order 636 as described elsewhere herein.

- A decrease of $49.4 million in cash provided from other current assets in 1994, principally due to the relatively larger December 31, 1992 balance in other current assets.

- An increase of $42.7 million in cash used for miscellaneous working capital accounts in 1994, inclusive of a $2.5 million increase in cash provided from recovery under gas contract disputes.

1993 vs. 1992

As indicated in the accompanying Statement of Consolidated Cash Flows, the net cash flow from operating activities increased from $107.1 million in 1992 to $172.6 million in 1993. This $65.5 million (61.2%) increase is principally attributable to the following:

- The 1993 cash inflows from recovery under gas contract disputes, which disputes had resulted in a net outflow in 1992.

- Increased 1993 cash collections of deferred gas costs due, in part, to Pipeline's implementation of restructured services pursuant to FERC Order 636.

-        Decreased 1993 cash used for reduction of gas accounts payable.

-        Decreased 1993 cash used for miscellaneous working capital items.

These favorable impacts were partially offset by:

- Decreased 1993 cash provided from sale of inventories, principally due to the relatively higher December 31, 1993 balance of gas in underground storage, including a significant amount of gas sold to

         MRT's customers in early 1994, see Note 1 of Notes to Consolidated Financial Statements.

-        Increased 1993 cash income tax payments.

SALE OF ACCOUNTS RECEIVABLE

In June 1990, the Company entered into an agreement to sell an undivided percentage ownership interest in a designated pool of accounts receivable on a revolving basis, with limited recourse and subject to a floating interest rate provision and for which the Company is paid a normal servicing fee. This agreement, after amendment in early 1994, allows for the sale of accounts receivable up to a maximum of $235 million and expires in August 1995, although the Company currently expects that it will renew the facility. At December 31, 1994, the Company had $192.8 million of receivables sold and uncollected under the program. These receivables were collateralized by approximately $48.7 million of the Company's remaining receivables, which collateral represents the maximum exposure to the Company should all receivables prove ultimately uncollectible. During 1994, 1993 and 1992, the Company experienced net cash outflows (inflows) of $33.6 million, $(13.8) million and $6.0 million, respectively, under the program.

NET CASH FLOW FROM INVESTING ACTIVITIES

In 1994, 1993 and 1992, the Company generated significant amounts of cash through sales of property, see Notes 9 and 10 of Notes to Consolidated Financial Statements and various headings elsewhere herein.

CAPITAL EXPENDITURES - CONTINUING OPERATIONS (1)

----------------------------------------------------------------------------------------------------------------------
(millions of dollars)                  (Planned)
                                         1995         1994          1993           1992          1991          1990
----------------------------------------------------------------------------------------------------------------------
Natural gas distribution             $    130.9   $    121.2   $     112.9   $      106.2   $      119.4   $     76.6

Natural gas pipeline                       74.1         47.5          30.3           21.5          129.2        258.9

Corporate and other                         2.4          1.7           1.1            2.1            2.4          4.2
----------------------------------------------------------------------------------------------------------------------
  Subtotal                                207.4        170.4         144.3          129.8          251.0        339.7
LIG                                           -            -           1.9            5.1            4.0          4.8
----------------------------------------------------------------------------------------------------------------------
  Total                              $    207.4   $    170.4   $     146.2   $      134.9   $      255.0   $    344.5
======================================================================================================================

(1) Includes the capital expenditures of Minnegasco subsequent to its acquisition by the Company in December 1990, and the capital expenditures of LIG from its acquisition by the Company in July 1989 to its sale in June 1993.

The Company's capital expenditures increased from $146.2 million in 1993 to $170.4 million in 1994, an increase of $24.2 million or 16.6%, reflecting increased spending in both Pipeline and Distribution. The $17.2 million (56.8%) increase in Pipeline capital spending was principally due to expenditures (including on the Company's Line F) associated with the Company's program to increase throughput at its facilities near Perryville, Louisiana. The $8.3 million (7.4%) increase in Distribution capital spending was primarily due to increased spending at Minnegasco for the addition of facilities to serve new towns, and the impact of spending associated with the Midwest properties for all of 1994 and only part of 1993, see "Natural Gas Distribution" under "Material Changes in the Results of Continuing Operations" elsewhere herein. The Company's capital expenditures for 1995 are budgeted at $207.4 million, reflecting increases of approximately $26.6 million and $9.7 million for Pipeline and Distribution, respectively, over actual 1994 spending. The projected increase in Pipeline spending is principally due to increased spending for system replacements, while the increased Distribution spending is principally projected to be at Entex for system enhancements and increases necessitated by public works projects. The Company expects that it will be able to fund its 1995 capital expenditures through internally generated cash and, if necessary, incremental borrowings.

         The Company's capital expenditures increased from $134.9 million in 1992 to $146.2 million in 1993, an increase of $11.3 million (8.4%) principally due to increased spending in Pipeline and Distribution. The increased spending in both business units was primarily due to an increased level of replacement of existing facilities.

COMMITMENTS AND CONTINGENCIES

CAPITAL SPENDING

At December 31, 1994, the Company had capital commitments of less than $25 million which are expected to be funded through cash provided by operations and/or incremental borrowings. The Company's other planned capital projects are discretionary in nature, with no substantial capital commitment made in advance of the actual expenditures.

DEBT RETIREMENTS AND LEASE OBLIGATIONS

The Company's debt retirement schedule for the years 1995-1999 and all years thereafter is $164.6 million, $118.8 million, $427.0 million, $76.0 million, $210.6 million and $582.0 million, respectively. The Company has obligations under certain of its leasing arrangements, see Note 11 of Notes to Consolidated Financial Statements. The Company expects that, in general, its lease obligations and other miscellaneous accrued liabilities will be settled with internally generated cash and that, as its long-term debt matures, it will generally be replaced with newly-issued debt of a similar tenor, although certain of such debt retirements may be made with short-term borrowings on an interim basis until permanent refinancing is obtained.

PENDING SALE TRANSACTION

The Company received (and recorded as a liability) $125 million from another party pending completion of a transaction related to capacity on the Company's Line AC, of which approximately $34 million was returned in December 1993 due to changes in the underlying agreement and, under certain circumstances, the Company may be required to return additional amounts, see "Sale of Pipeline Facilities" elsewhere herein.

LETTERS OF CREDIT

At December 31, 1994, the Company was obligated under letters of credit totalling approximately $25 million which are incidental to its ordinary business operations.

INDEMNITY OBLIGATIONS

The Company has obligations under indemnification provisions of certain sale agreements, see "Acquisitions and Dispositions" elsewhere herein.

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

         The Company has entered into a number of interest rate swaps which carry off-balance-sheet risk, see "Net Cash Flows from Financing Activities" elsewhere herein.

         In addition to its other gas supply arrangements, the Company routinely enters into agreements which commit it to either buy or sell gas in the future at prices which may differ from prevailing market prices at the time such transactions are consummated, or deliver gas at a point other than the expected receipt point for the volumes to be purchased. In order to mitigate the risk from market fluctuations in the price of natural gas and transportation during the term of these commitments, the Company enters into futures contracts, swaps and options, collectively referred to as "financial contracts". The Company also utilizes these financial contracts to meet certain of its customers' needs for fixed price gas supply as discussed following. In no case are these financial contracts held for speculative trading purposes. In the discussion which follows, contract quantities (notional amounts) are provided for the purpose of establishing the extent of the Company's activities involving these financial contracts although, in general, the amounts at risk are significantly smaller when the offsetting physical transactions are considered.

         The Company has entered into swaps in which one party agrees to pay either a fixed price or a fixed differential from the NYMEX price per MMBtu of gas, while the other party agrees to pay a price based on a published index. As of December 31, 1994 and 1993, the Company was obligated to pay either a fixed price or a fixed differential from the NYMEX price on swaps covering 70.2 Bcf and 15.8 Bcf of gas, respectively. During 1994, there were 117.7 Bcf of additions to these swaps and 63.3 Bcf of maturities. As of December 31, 1994 and 1993, the Company was entitled to receive either a fixed price or a fixed differential from the NYMEX price on swaps covering 87.4 Bcf and 39.9 Bcf of gas, respectively. During 1994, there were 151.5 Bcf of additions to these swaps and 104.0 Bcf of maturities. At December 31, 1994 and 1993, these swaps (including both those where the Company is a fixed price payor and those where the Company is a fixed price receiver) represented an unrealized gain (loss) of $0.9 million and $(0.7) million, respectively, and the effect of these swaps was to decrease the cost of natural gas purchased, net by $2.8 million and $1.0 million for 1994 and 1993, respectively.

         The Company enters into NYMEX futures contracts which are primarily used to hedge the Company's storage gas and meet certain customers' needs to mitigate or eliminate their risk from market fluctuations in the price of natural gas. As of December 31, 1994, the Company held contracts covering the purchase of approximately 6.7 Bcf of gas through March 1996, a notional amount of $13.8 million. As of December 31, 1994, the Company held contracts covering the sale of approximately 1.7 Bcf of gas through January 1996, a notional amount of $2.8 million. These contracts (both purchases and sales) represented an unrealized loss of $2.9 million at December 31, 1994. The Company's portfolio of futures contracts was not material at December 31, 1993. Due to the fact that, in many cases, the cost of these activities are offset by revenues from the customers who requested this service, the impact of these futures on earnings is not material.

         In conjunction with agreements existing at December 31, 1994, which commit the Company to deliver specified quantities of gas at fixed prices ratably through April 1999, the Company instituted a price risk management program ("the Program") whereby financial contracts (principally swaps and options) and fixed price purchase contracts are utilized to mitigate the risk associated with changes in the market price of gas during the term of these arrangements. As of December 31, 1994, the Company had entered into swaps covering 61.7 Bcf of gas in which it is the fixed price payor. During 1994, there were 43.1 Bcf of maturities and
19.4 Bcf of additions to such swaps. As of December 31, 1994 the Company had entered into swaps covering 26.7 Bcf of gas in which it is the fixed price receiver. During 1994, there were 35.0 Bcf of maturities and 19.4 Bcf of additions to such swaps. As of December 31, 1993, the Company had entered into swaps covering 85.4 Bcf of gas in which it was the fixed price payor and 42.3 Bcf of gas in which it was the fixed price receiver. As of December 31, 1994 and 1993, the unrealized loss associated with these swaps (including both those where the Company is a fixed price payor and those where the Company is a fixed price receiver) was $(17.6) million and $(5.9) million, respectively. The Company also has purchased options under the Program which serve to limit the year-to-year escalation in prices for gas to be delivered from January 1997 to April 1999. At December 31, 1994 and 1993, options were outstanding covering the purchase of 30.5 Bcf and 49.3 Bcf of gas, respectively, and options covering 18.8 Bcf of gas expired during 1994. The Company has previously established reserves equal to its projected maximum exposure to losses from the agreements covered by the Program and, accordingly, there was no impact from the Program on earnings in 1994 or 1993.

         While, as yet, the Company has experienced no significant losses due to the credit risk associated with these arrangements, the Company has off-balance-sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each such contract. In order to minimize this risk, the Company enters into such transactions solely with firms of acceptable financial strength, in most cases limiting such transactions to counterparties whose debt securities are rated "A" or better by recognized rating agencies. For long-term arrangements, the Company periodically reviews the financial condition of such firms in addition to monitoring the effectiveness of these financial contracts in achieving the Company's objectives. Should the counterparties to these arrangements fail to perform, the Company would seek to compel performance at law or otherwise, or to obtain compensatory damages in lieu thereof, but the Company might be forced to acquire alternative hedging arrangements or be required to honor the underlying commitment at then-current market prices. In such event, the Company might incur additional loss to the extent of amounts, if any, already paid to the counterparties.

         In view of its criteria for selecting counterparties, its process of monitoring the financial strength of these counterparties and its experience to date in successfully completing these transactions, the Company believes that the risk of incurring a significant loss due to the nonperformance of counterparties to these transactions is minimal.

LITIGATION

In October 1992, the Resolution Trust Corporation ("the RTC") filed suit (ultimately seeking damages of at least $520 million) in United States District Court for the Southern District, Houston Division, against the Company (as a successor-in-interest to Entex, Inc. which merged with the Company in 1988) and certain other defendants for alleged harm resulting from the 1989 failure of University Savings Association ("USA"), a thrift institution in Houston, Texas. In November 1994, the Company announced that it, together with the other defendants, had entered into a final settlement of this litigation. The net effect of this settlement, as adjusted for insurance recovery, legal expenses incurred, certain other USA-related expenses and the legal expense reserve previously recorded, was a pre-tax charge to discontinued operations of $3.3 million ($2.1 million after-tax) in the fourth quarter of 1994, see Note 9 of Notes to Consolidated Financial Statements.

         On August 6, 1993, the Company, its former subsidiary, Arkla Exploration Company and Arkoma Production Company ("Arkoma"), a subsidiary of E&P, were named as defendants in a lawsuit (the "State Claim") filed in the Circuit Court of Independence County, Arkansas. This complaint alleges that the Company, E&P and Arkoma, acted to defraud ratepayers in a series of transactions arising out of a 1982 agreement between the Company and Arkoma. On behalf of a purported class composed of the Company's ratepayers, plaintiffs have alleged that the Company, E&P and Arkoma are responsible for common law fraud and violation of an Arkansas law regarding gas companies, and are seeking a total of $100 million in actual damages and $300 million in punitive damages. On November 1, 1993, the Company filed a motion to dismiss the State Claim. In a hearing held on May 19, 1994, the Court heard arguments on this motion. On September 20, 1994, the Court entered an order granting the Company's motion to dismiss. The plaintiffs have appealed this order granting the motion to dismiss, but a hearing date for the appeal has not yet been set. The underlying facts forming the basis of the allegations in the State Claim also formed the basis for allegations in a lawsuit (the "Federal Claim") filed in September 1990 in the United States District Court for the Eastern District of Arkansas, by the same plaintiffs. The Federal Claim was dismissed in August 1992. Since the State Claim is based on essentially the same underlying factual basis as the Federal Claim and in light of the Court's order granting the Company's motion to dismiss the State Claim, the Company continues to believe the State Claim is without merit, intends to vigorously contest the appeal of the order granting dismissal and does not believe that the outcome will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

         The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management reg-ularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of these matters will not be material.

GAS SUPPLY CONTRACT MATTERS

During the 1980s, the Company resolved a number of claims made by suppliers under gas purchase contracts through various forms of settlement, including buy-out/buy-downs and payments for gas in advance of its delivery and, in the third quarter of 1989, recorded a pre-tax "Special Charge" of $269 million related to these claims. The remaining prepayments for gas made in conjunction with these settlements are carried at their estimated net realizable value and, to the extent that the Company is unable to realize at least this amount through sale of the gas as delivered over the life of these agreements, its earnings will be adversely affected, although such impact is not expected to be material. While the Company has settled the vast majority of such claims, the Company is committed to make additional payments under certain settlements, expects that other such claims may be asserted and that amounts may be expended in settlement of such claims. The Company currently expects that the amount of such settlements, if any, in excess of existing reserves will not be material to the Company's results of operations, financial position or cash flows.

         In addition to the prepayments for gas discussed above, the Company is a party to a number of agreements which require it to either purchase or sell gas in the future at prices which may differ from prevailing market prices at the time such transactions are consummated or require it to deliver gas at a point other than the expected receipt point for the volumes to be purchased. The Company operates an ongoing risk management program designed to remove or limit the Company's market risk from its obligations under these gas purchase/sale commitments, see "Credit Risk and Off-Balance-Sheet Risk" elsewhere herein. To the extent that the Company expects that these commitments will result in losses over the contract term, the Company has established reserves equal to such expected losses.

         Effective as of December 31, 1993, the Company completed a comprehensive settlement agreement with certain subsidiaries of Samson Investment Company, see "Natural Gas Pipeline" under "Material Changes in the Results of Operations" elsewhere herein.

SALE OF PIPELINE FACILITIES

The Company has an agreement ("the Agreement") with ANR Pipeline Company ("ANR") which contemplates the transfer to ANR of an ownership interest in 250 MMcf/day of capacity in the Company's Line AC and certain related transmission facilities in exchange for approximately $90 million in cash. In conjunction with the Agreement, the Company had received (and recorded as a liability) $125 million in cash, $34 million of which was refunded in December 1993 due to changes in the Agreement, primarily related to the deletion of certain gathering facilities from the transaction. The Agreement is subject to acceptable approvals by the Federal Trade Commission and by the FERC which have issued orders approving the transaction. The FERC's order, however, contained conditions unacceptable to the parties and each party has filed a notice of appeal of the order with the D.C. Circuit Court of Appeals.

         Should the transaction not be completed as a sale, the Agreement requires that the parties operate under separate agreements ("the Backup Agreements") pursuant to which the Company would instead provide transportation services generally to ANR until 2005. The Backup Agreements currently provide initially for the transportation of 250,000 MMBtu/day, which level would decrease to 130,000 MMBtu/day on June 1, 1995, with a refund to ANR by the Company of $50 million from the amounts previously received. The level of transportation services provided pursuant to the Backup Agreements would further decrease to 100,000 MMBtu/day on April 1, 2003, with an additional refund to ANR of $5 million, and the Backup Agreements will terminate on June 1, 2005, with a refund of the remaining balance. The Company's consideration for such transportation services would be provided by the interest-free use of the previously-advanced money until its return to ANR. The Company expects that, if the sale is not completed, the required refunds will be funded by internally generated cash and/or incremental borrowings.

ENVIRONMENTAL MATTERS

From the late 1800s to 1960, Minnegasco (acquired by the Company in November
1990) and its predecessors manufactured gas at a site in Minnesota, located in Minneapolis near the Mississippi River (the "Minneapolis Site"), which site is on Minnesota's Permanent List of Environmental Priorities. Minnegasco is working with the Minnesota Pollution Control Agency to implement an appropriate response action. At this time, however, the specific method and extent of required remediation are not known.

         There are six other former manufactured gas plant ("MGP") sites in Minnesota in the service territory in which Minnegasco operated at December 31, 1994. Of these six sites, Minnegasco believes that two were neither owned nor operated by Minnegasco, two were owned at one time by Minnegasco but were operated by others and are currently owned by others, one is presently owned by Minnegasco but was operated by others and one was operated by Minnegasco for a short period and is now owned by others. Minnegasco believes it has no liability with respect to the sites neither owned nor operated by Minnegasco. In addition, there are seven former MGP sites in Nebraska and two in South Dakota in the service territory in which Minnegasco operated at December 31, 1992. As a part of the sale of the Nebraska operations, the buyer has assumed liability for five Nebraska sites. Minnegasco had previously disposed of the other two Nebraska sites. The South Dakota sites were not operated by Minnegasco or its predecessors. Minnegasco believes it is not liable for remediation of the Nebraska and South Dakota sites.

         At December 31, 1994 and 1993, Minnegasco had recorded a deferred charge of $0.8 million and $1.3 million, respectively, related to the Minneapolis Site and has estimated a range of $40 million to $129 million for the possible remediation of the Minnesota sites. The low end of the range was determined using only those sites presently owned or known to have been operated by Minnegasco, assuming Minnegasco's proposed remediation methods. The upper estimate of the range was determined using the Minnesota sites once owned by Minnegasco, whether or not operated by Minnegasco, and using alternative, more costly remediation methods. The cost estimates for the Minneapolis Site are based on studies made of that site. The remediation cost for other sites is based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation by other potentially responsible parties, if any, and the remediation methods used.

         At December 31, 1994 and 1993, the Company had recorded a liability of $43.8 million and $26.8 million, respectively, to cover the probable costs of remediation. In connection with its 1992 rate case, Minnegasco was allowed to recover through rates over five years, without carrying costs, the deferred costs at December 31, 1992, and was allowed $3.1 million annually to cover on-going clean-up costs. In its 1993 rate case, Minnegasco was allowed $2.1 million annually to recover amortization of previously deferred costs and ongoing clean-up costs. Any amounts in excess of $2.1 million in any individual year are to be deferred for future recovery. The Company currently expects that any cash expenditures for these costs in excess of the amount recovered in rates during any year will not be material to the Company's overall cash requirements. In accordance with SFAS 71, a regulatory asset has been recorded equal to the amount accrued. The Company is pursuing recovery of costs from its insurers and other potentially responsible parties.

         In addition to the Minnesota MGP sites described above, the Company's distribution divisions are investigating the possibility that the Company or predecessor companies may be or may have been associated with other MGP sites in the service territories of the distribution divisions. At the present time, the Company is aware of some plant sites in addition to the Minnesota sites and is investigating certain other locations. While the Company's evaluation of these other MGP sites is in its preliminary stages, it is likely that some compliance costs will be identified and become subject to reasonable quantification. To the extent that such potential costs are quantified, as with the Minnesota remediation costs for MGP described preceding, the Company expects to provide an appropriate accrual and seek recovery for such remediation costs through all appropriate means, including regulatory relief.

         On October 24, 1994, the United States Environmental Protection Agency advised the Company that MRT and a number of other companies have been named under federal law as potentially responsible parties for a landfill site in West Memphis, Arkansas and may be required to share in the cost of remediation of this site. However, considering the information currently known about the site and the involvement of MRT, the Company does not believe that this matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

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

         To the extent that potential environmental compliance costs are quantified within a range, the Company establishes reserves equal to the most likely level of costs within the range and adjusts such accruals as better information becomes available. If justified by circumstances within the Company's businesses still subject to SFAS 71, corresponding regulatory assets are set up in anticipation of recovery through the ratemaking process. At December 31, 1994, the Company had recorded an accrual of $3.3 million (with a maximum estimated exposure of approximately $18 million) for environmental matters in addition to those described above, with an offsetting regulatory asset.

         While the nature of environmental contingencies makes complete evaluation impracticable, the Company currently is aware of no other environmental matter which could reasonably be expected to have a material impact on its results of operations, financial position or cash flows.

ACCOUNTING CHANGES

POSTRETIREMENT BENEFITS ("SFAS 106")

The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"), as of January 1, 1993. While the costs of postretirement benefits other than pensions (such as retiree health care benefits) historically have been expensed by the Company on a pay-as-you-go basis, SFAS 106 requires accrual of such benefits during years of service in which they are earned, see Note 6 of Notes to Consolidated Financial Statements.

POSTEMPLOYMENT BENEFITS ("SFAS 112")

In 1992, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits", which requires the accrual of postemployment benefits payable to former or inactive employees after employment but before retirement. The cumulative effect of adoption as of January 1, 1992 was an after-tax charge of approximately $4.9 million which was recorded in the first quarter of 1992 and is reported in the Company's Statement of Consolidated Income under the caption "Cumulative effect of change in accounting principle".

CERTAIN INVESTMENTS IN
DEBT AND EQUITY SECURITIES ("SFAS 115")

In 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Certain Debt and Equity Securities", which requires that investments in debt and equity securities be classified as "held to maturity", "available for sale" or "trading", with mark to market accounting required for securities not in the held to maturity category. The Company's only significant such investment is its common stock interest in Itron, see "Radio Communications" under "Discontinued Operations" elsewhere herein.

RATIO OF EARNINGS TO FIXED CHARGES

-------------------------------------------------------------
                    Year Ended December 31,
1994          1993            1992         1991         1990
-------------------------------------------------------------
1.47          1.47            1.10         1.19         1.97
-------------------------------------------------------------

DEBT RETIREMENT SCHEDULE

The debt retirement schedule at December 31, 1994 is as follows:

--------------------------------------------------------------------------------
(millions of dollars)
 1995          1996          1997            1998         1999      Beyond 1999
--------------------------------------------------------------------------------
$164.6        $118.8        $427.0          $76.0        $210.6       $582.0
--------------------------------------------------------------------------------

COMMON STOCK PRICES AND DIVIDENDS

The common stock of the Company is listed for trading on the New York Stock Exchange under the symbol "NAE". At December 31, 1994, there were 37,180 common stockholders of record. Following is selected data concerning the Company's common stock price and cash dividends paid:

----------------------------------------------------------------------------
                             Common                   Cash Dividends
  1994                    Stock Price                    Per Share
----------------------------------------------------------------------------
Quarter                 High          Low            Common      Preferred
----------------------------------------------------------------------------
  1st               $    9       $     6 3/4   $       0.07   $       0.75
  2nd               $    6 1/2   $     5 5/8   $       0.07   $       0.75
  3rd               $    7 3/4   $     5 3/4   $       0.07   $       0.75
  4th               $    6 1/2   $     5 1/4   $       0.07   $       0.75
----------------------------------------------------------------------------

----------------------------------------------------------------------------
                             Common                   Cash Dividends
 1993                     Stock Price                    Per Share
----------------------------------------------------------------------------
Quarter                 High          Low            Common      Preferred
----------------------------------------------------------------------------
  1st               $    9       $     7 3/8   $       0.07   $       0.75
  2nd               $   10 5/8   $     8 3/4   $       0.07   $       0.75
  3rd               $   10 1/8   $     8 1/8   $       0.07   $       0.75
  4th               $    8 7/8   $     7 3/8   $       0.07   $       0.75
----------------------------------------------------------------------------

----------------------------------------------------------------------------
                             Common                   Cash Dividends
                          Stock Price                    Per Share
----------------------------------------------------------------------------
                        High          Low            Common      Preferred
----------------------------------------------------------------------------
  1992              $   12 3/8   $     6 7/8   $       0.48   $       3.00
  1991              $   20 1/4   $     9 3/4   $       1.08   $       3.00
  1990              $   27 1/4   $    18 5/8   $       1.08   $       3.00
----------------------------------------------------------------------------

         Under the provisions of the Company's revolving credit facility, the Company's total debt capacity is limited and it is required to maintain a minimum level of stockholders' equity, which requirements effectively serve to limit the Company's ability to pay dividends, see "Net Cash Flow from Financing Activities" included in "Management Analysis" elsewhere herein.

STATEMENT OF CONSOLIDATED INCOME             NORAM ENERGY CORP. AND SUBSIDIARIES

------------------------------------------------------------------------------------------
(thousands of dollars, except per share amounts)          Year Ended December 31,
                                                      1994          1993            1992
------------------------------------------------------------------------------------------
Operating Revenues
  Natural gas sales                               $2,578,595   $ 2,759,718   $  2,517,954
  Gas transportation                                 172,859       108,424        119,518
  Chemical and petroleum products                      4,627        41,220         79,717
  Other                                               45,365        40,203         26,640
------------------------------------------------------------------------------------------
                                                   2,801,446     2,949,565      2,743,829
------------------------------------------------------------------------------------------
Operating Expenses
  Cost of natural gas purchased, net               1,767,708     1,900,852      1,758,419
  Operation, maintenance, cost of sales
    and other                                        514,900       551,894        545,272
  Depreciation and amortization                      152,009       150,955        150,741
  Taxes other than income taxes                      100,783       104,636        100,773
  Contract termination charge (Note 12)                   --        34,230             --
------------------------------------------------------------------------------------------
                                                   2,535,400     2,742,567      2,555,205
------------------------------------------------------------------------------------------
Operating Income                                     266,046       206,998        188,624
------------------------------------------------------------------------------------------
Other (Income) and Deductions
  Interest expense                                   170,696       173,278        186,903
  Allowance for borrowed funds used
    during construction                               (1,331)         (871)        (1,675)
  Other, net                                          11,018       (51,825)       (15,347)
------------------------------------------------------------------------------------------
                                                     180,383       120,582        169,881
------------------------------------------------------------------------------------------
Income From Continuing Operations Before
  Income Taxes                                        85,663        86,416         18,743
Provision for Income Taxes                            34,372        46,481         12,516
------------------------------------------------------------------------------------------
Income from Continuing Operations                     51,291        39,935          6,227
  Loss from discontinued operations,
    less taxes (Note 9)                               (2,102)           --        (34,797)
------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Items
  and Cumulative Effect of Change in
  Accounting Principle                                49,189        39,935        (28,570)
  Extraordinary items, less taxes
    (Notes 3 and 13)                                  (1,123)       (3,848)      (195,003)
------------------------------------------------------------------------------------------
Income (Loss) Before Cumulative
  Effect of Change in Accounting Principle            48,066        36,087       (223,573)
  Cumulative effect of change in
    accounting principle (Note 6)                         --            --         (4,920)
------------------------------------------------------------------------------------------
Net Income (Loss)                                     48,066        36,087       (228,493)
  Preferred dividend requirement                       7,800         7,800          7,800
------------------------------------------------------------------------------------------
Earnings (Loss) Available to Common Stock         $   40,266   $    28,287   $   (236,293)
==========================================================================================
Earnings (Loss) Per Common Share
  Continuing operations (1)                       $     0.36   $      0.26   $      (0.01)
  Discontinued operations, less taxes                  (0.02)           --          (0.29)
  Extraordinary items, less taxes                      (0.01)        (0.03)         (1.60)
  Cumulative effect of change in
    accounting principle                                  --            --          (0.04)
------------------------------------------------------------------------------------------
  Earnings (Loss) Per Common Share                $     0.33   $      0.23   $      (1.94)
==========================================================================================
Weighted average common shares
  outstanding (in thousands)                         122,424       122,305        121,820
------------------------------------------------------------------------------------------

(1) Earnings (loss) per common share from continuing operations is computed after reduction for the preferred dividend requirement.

The Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET                   NORAM ENERGY CORP. AND SUBSIDIARIES

------------------------------------------------------------------------------------------
(thousands of dollars)                                                  December 31,
                                                                    1994            1993
------------------------------------------------------------------------------------------
ASSETS
Property, Plant and Equipment                                  $ 3,710,348   $  3,593,861
Less: Accumulated depreciation and amortization                  1,424,204      1,327,725
------------------------------------------------------------------------------------------
                                                                 2,286,144      2,266,136

Investments and Other Assets                                       792,254        856,552
Current Assets
  Cash and cash equivalents                                         17,632         14,910
  Accounts and notes receivable,
    principally customer                                           213,346        314,487
  Deferred income taxes                                             10,287         12,976
  Inventories                                                      112,094        153,815
  Deferred gas costs                                                (6,812)        (9,390)
  Gas purchased in advance of delivery                              26,571         35,998
  Other current assets                                              36,157         25,548
------------------------------------------------------------------------------------------
                                                                   409,275        548,344
------------------------------------------------------------------------------------------
Deferred Charges                                                    73,825         56,756
------------------------------------------------------------------------------------------
Total Assets                                                   $ 3,561,498   $  3,727,788
=========================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' Equity
  Preferred stock                                              $   130,000   $    130,000
  Common stock ($.625 par) authorized 150,000,000;
    122,530,248 and 122,361,578 shares issued and
    outstanding at December 31, 1994 and 1993,
    respectively                                                    76,581         76,476
  Paid-in capital                                                  868,289        867,641
  Accumulated deficit                                             (360,079)      (366,080)
  Unrealized gain on Itron investment, net of
    tax (Note 9)                                                     2,586             --
------------------------------------------------------------------------------------------
  Total stockholders' equity                                       717,377        708,037
------------------------------------------------------------------------------------------
Long-term Debt, Less Current Maturities                          1,414,374      1,629,364
Current Liabilities
  Current maturities of long-term debt                             151,000         77,000
  Notes payable to banks                                           110,000         95,000
  Other notes payable                                               13,600         20,400
  Gas accounts payable                                             215,221        267,279
  Other accounts payable                                           186,720        190,042
  Income taxes payable                                               4,690         12,912
  Interest payable                                                  42,180         44,677
  General taxes                                                     45,717         50,111
  Customers' deposits                                               55,729         46,921
  Other current liabilities                                         71,266         98,881
------------------------------------------------------------------------------------------
                                                                   896,123        903,223
------------------------------------------------------------------------------------------
Other Liabilities and Deferred Credits
  Accumulated deferred income taxes                                257,839        225,243
  Other deferred credits and non-current
    liabilities                                                    275,785        261,921
------------------------------------------------------------------------------------------
                                                                   533,624        487,164
------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 11)
------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                     $ 3,561,498   $  3,727,788
=========================================================================================

The Notes to Consolidated Financial Statements are an integral part of this statement

                                                                              55
NORAM ENERGY CORP. AND SUBSIDIARIES
STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------------------
(thousands of dollars)                                                 Year Ended December 31,
                                                     1994                        1993                         1992
------------------------------------------------------------------------------------------------------------------------------
                                            Shares        Amount         Shares        Amount        Shares          Amount
------------------------------------------------------------------------------------------------------------------------------
Capital Stock
Preferred, $3.00 Convertible
  exchangeable preferred stock,
  Series A ($50.00 liquidation
  preference), cumulative,
  non-voting; authorized
  10,000,000 shares (1)
------------------------------------------------------------------------------------------------------------------------------
Issued and outstanding                    2,600,000  $    130,000      2,600,000   $    130,000    2,600,000   $     130,000
------------------------------------------------------------------------------------------------------------------------------
Common, $.625 par, authorized
  150,000,000 shares
Balance at beginning of year            122,361,578        76,476    122,258,367         76,411  116,488,089          72,805
  Issuance of stock to reacquire
    E&P minority interest
    (Note 9)                                     --            --             --             --    5,699,967           3,562
  Issuance of stock in
    Hunter acquisition (Note 10)                 --            --        125,000             78           --              --
  Other issuance (reduction)                168,670           105        (21,789)           (13)      70,311              44
------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                  122,530,248        76,581    122,361,578         76,476  122,258,367          76,411
------------------------------------------------------------------------------------------------------------------------------
Paid-In Capital
Balance at beginning of year                              867,641                       866,635                      810,351
  Issuance of stock to reacquire
    E&P minority interest
    (Note 9)                                                   --                            --                       56,203
  Issuance of stock in
    Hunter acquisition (Note 10)                               --                         1,156                           --
  Other issuance (reduction)                                  648                          (150)                          81
------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                    868,289                       867,641                      866,635
------------------------------------------------------------------------------------------------------------------------------
Retained Deficit
Balance at beginning of year                             (366,080)                     (360,121)                     (65,132)
  Net income (loss)                                        48,066                        36,087                     (228,493)
  Cash dividends
    Preferred stock - $3.00 per share                      (7,800)                       (7,800)                      (7,800)
    Common stock - $0.28 per share in
      1994, $0.28 per share in 1993 and
      $0.48 per share in 1992                             (34,265)                      (34,246)                     (58,696)
------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                   (360,079)                     (366,080)                    (360,121)
------------------------------------------------------------------------------------------------------------------------------
Unrealized gain on Itron investment,
  net of tax (Note 9)                                       2,586                            --                           --
------------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                           $    717,377                  $    708,037                $     712,925
==============================================================================================================================

(1) The Series A preferred stock is convertible into common stock in the ratio of approximately 1.7467 shares of common stock for each share of Series A preferred stock, equivalent to a conversion price of $28 5/8 for each common share, which conversion price is subject to adjustment should certain events occur.

The Notes to Consolidated Financial Statements are an integral part of this statement.

STATEMENT OF CONSOLIDATED CASH FLOWS         NORAM ENERGY CORP. AND SUBSIDIARIES

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

------------------------------------------------------------------------------------------
(thousands of dollars)                                    Year Ended December 31,
                                                      1994          1993            1992
------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                               $   48,066   $    36,087   $   (228,493)
  Adjustments to reconcile net income (loss)
   to cash provided by operating activities:
    Depreciation and amortization                    152,009       150,955        150,741
    Deferred income taxes                             32,855        29,692         85,920
    Contract termination charge (Note 12)                 --        34,230             --
    Gains from sales of property                          --       (41,619)            --
    Discontinued operations, less taxes                2,102            --         34,797
    Extraordinary items, less taxes
      (Notes 3 and 13)                                 1,123         3,848        195,003
    Cumulative effect of change in accounting
      principle (Note 6)                                  --            --          4,920
    Utilization of tax loss carryforwards                 (6)      (11,787)       (23,316)
    Other                                             (3,065)      (22,013)        (9,408)
    Changes in certain assets and liabilities,
      net of non-cash transactions and the
      effects of acquisitions and
      dispositions (Note 1)                           71,830        (6,830)      (103,111)
------------------------------------------------------------------------------------------
    Net cash provided by operating activities        304,914       172,563        107,053
------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                              (170,371)     (146,195)      (134,890)
  Sale of distribution properties                     23,172        93,090             --
  Exchange of distribution properties                     --       (38,000)            --
  Sale of LIG, net of related expenditures                --       169,950             --
  Cash proceeds from sale of E&P                          --            --        389,957
  Proceeds from sale and leaseback of assets              --            --         53,175
  Cash proceeds from sale of E. F. Johnson
    and Arkla Products                                    --            --         21,220
  Net investing activities of discontinued
    operations                                            --            --         64,322
  Other asset sales                                   12,315            --             --
  Sale of Itron stock                                  7,204            --             --
  Other, net                                           3,138       (25,804)       (31,012)
------------------------------------------------------------------------------------------
    Net cash provided by (used in)
      investing activities                          (124,542)       53,041        362,772
------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of 9 7/8% notes due 1997                       --            --        225,000
  Issuance of 8 7/8% notes due 1999                       --            --        200,000
  Common and preferred stock dividends               (42,065)      (42,046)       (66,496)
  Retirements and reacquisitions of
    long-term debt                                  (148,913)     (212,188)      (192,689)
  Other interim borrowings (repayments)               15,000        95,000       (648,677)
  Return of advances received under
    contingent sales agreements                           --       (34,000)       (20,000)
  Increase (decrease) in overdrafts                   (1,672)      (43,685)        21,483
------------------------------------------------------------------------------------------
    Net cash used in financing activities           (177,650)     (236,919)      (481,379)
------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                                     2,722       (11,315)       (11,554)
------------------------------------------------------------------------------------------
  Cash and cash equivalents - beginning of year       14,910        26,225         37,779
------------------------------------------------------------------------------------------
  Cash and cash equivalents - end of year         $   17,632   $    14,910   $     26,225
==========================================================================================

For supplemental cash flow information, see Note 1.

The Notes to Consolidated Financial Statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1        ACCOUNTING POLICIES AND COMPONENTS OF
         CERTAIN FINANCIAL STATEMENT LINE ITEMS

NAME CHANGE

The Company changed its name from Arkla, Inc. to NorAm Energy Corp. ("NorAm"), in May 1994 pursuant to a vote of the Company's stockholders. Certain of the Company's subsidiaries made corresponding name changes. As used herein, "the Company" refers to NorAm and its subsidiaries.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of NorAm and its subsidiaries, all of which are wholly owned. All significant affiliated transactions and balances for the Company's continuing businesses have been eliminated.

         In December 1992, the Company completed the sale of Arkla Exploration Company to Seagull Energy Corporation, terminating the Company's activities in the oil and gas exploration and production business, see Note 9. In June 1993, the Company completed the sale of its intrastate pipeline business as conducted by Louisiana Intrastate Gas Corporation and Subsidiaries ("LIG") to a subsidiary of Equitable Resources, Inc., see Note 10. In recent years, the Company has engaged in several transactions with respect to its distribution properties, see Note 10.

         In the accompanying consolidated financial statements, certain prior year amounts have been reclassified to conform to current presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SEGMENT INFORMATION

The Company operates predominantly in a single segment, the natural gas segment, which accounts for in excess of 90% of the Company's total revenues, income or loss and identifiable assets.

RATE REGULATION

Methods of allocating costs to accounting periods in the portion of the Company's business subject to federal, state or local rate regulation may differ from methods generally applied by nonregulated companies. However, when accounting allocations prescribed by regulatory authorities are used for rate-making, the resultant accounting follows the concept of matching costs with related revenues. The Company's rate-regulated divisions/subsidiaries bill customers on a monthly cycle billing basis. Revenues are recorded on an accrual basis, including an estimate for gas delivered but unbilled at the end of each accounting period.

         All of the Company's rate-regulated businesses historically have followed the accounting guidance contained in Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). The Company discontinued application of SFAS 71 to its NorAm Gas Transmission Company interstate pipeline subsidiary ("NGT", formerly Arkla Energy Resources) effective with year-end 1992 reporting, see Note 13.

         As a result of applying SFAS 71 to Mississippi River Transmission Corporation ("MRT") and NorAm's distribution divisions, the Company's financial statements contain certain assets and liabilities which would not be recognized by non-regulated entities. In addition to regulatory assets related to accounting for postretirement benefits other than pensions (see Note 6), the Company's only other significant regulatory asset is related to anticipated environmental remediation costs, see Note 11.

CHANGES IN ACCOUNTING POLICIES

The Company changed its method of accounting for postemployment benefits, postretirement benefits and investments in debt and equity securities effective as of January 1, 1992, 1993 and 1994, respectively, see Notes 6 and 9.

STATEMENT OF CONSOLIDATED CASH FLOWS

The accompanying Statement of Consolidated Cash Flows reflects the assumption that all highly liquid investments purchased with original maturities of three months or less are cash equivalents. Cash flows resulting from the Company's risk management (hedging) activities are classified in the accompanying Statement of Consolidated Cash Flows in the same category as the item being hedged.

         In June 1991, the Company acquired The Hunter Company in a non-cash transaction through the issuance of the Company's common stock and issued additional shares in 1993. In early 1992, the Company reacquired the publicly-held minority ownership of Arkla Exploration Company through the issuance of the Company's common stock. The Company's 1993 exchange of its South Dakota distribution properties for certain other distribution properties in Minnesota and its 1992 sale of E. F. Johnson included both cash and non-cash components. In February 1992, the Company exchanged its investment in EnScan for an equity investment in Itron, Inc. in a non-cash transaction. Effective as of December 31, 1993, the Company issued a $34 million note to a subsidiary of Samson Investment Company in conjunction with a comprehensive settlement agreement. For additional information on these matters, see Notes 9, 10 and 12.

         The caption "Changes in certain asset and liabilities, net of noncash transactions and the effects of acquisitions and dispositions" as shown in the accompanying Statement of Consolidated Cash Flows includes the following:

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

------------------------------------------------------------------------------------------------------------
(thousands of dollars)                                         Year Ended December 31,
                                                   1994                  1993                    1992
------------------------------------------------------------------------------------------------------------
Accounts and notes
  receivable                                       $101,141               $(55,273)             $ (42,685)
Inventories                                          42,626                (49,300)                16,419
Deferred gas costs                                      (78)                31,549                   (810)
Other current assets                                 (7,637)                41,730                 (5,580)
Gas accounts payable                                (52,058)                26,382                  5,553
Other accounts payable                               (1,650)               (34,069)                 9,139
Income taxes payable                                 (8,216)                  (768)               (38,556)
Interest payable                                     (2,497)                (5,688)                 6,619
General taxes                                        (4,394)                 4,625                  3,122
Customers' deposits                                   8,808                  2,615                 (1,397)
Other current liabilities                           (25,515)                12,567                (39,235)
Recovery under
  (settlement of)
  gas contract disputes                              21,300                 18,800                (15,700)
------------------------------------------------------------------------------------------------------------
                                                   $ 71,830               $ (6,830)             $(103,111)
============================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION

---------------------------------------------------------------------------------------------------------------
(thousands of dollars)                                         Year Ended December 31,
                                                   1994                  1993                    1992
---------------------------------------------------------------------------------------------------------------
Cash interest payments,
  net of capitalized
  interest                                  $        162,743     $          174,964       $           188,303
---------------------------------------------------------------------------------------------------------------
Cash income tax
  payments (refunds), net                   $          6,477     $           22,494       $           (16,962)
---------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT

------------------------------------------------------------------------------------------------------------
(millions of dollars)                                         December 31,                 Depreciation
                                                      1994                  1993              Range
------------------------------------------------------------------------------------------------------------
Natural gas distribution                      $      1,930.9      $        1,850.6        0.7%-20.0%
Natural gas pipeline                                 1,730.8               1,703.9        1.4%-10.0%
Other                                                   48.6                  39.4        5.0%-20.0%
------------------------------------------------------------------------------------------------------------
                                              $      3,710.3      $        3,593.9
============================================================================================================

         Property, plant and equipment, in general, is carried at cost and amortized on a straight-line basis over its estimated useful life. Additions to and betterments of utility property are charged to property accounts at cost, while the costs of maintenance, repairs and minor replacements are charged to expense as incurred. Upon normal retirement of units of utility property, plant and equipment, the cost of such property, together with cost of removal less salvage, is charged to accumulated depreciation. Costs of individually significant internally developed and purchased computer software systems are capitalized and amortized over their expected useful life. Pipeline property, plant and equipment held for sale has been reclassified to "Investments and Other Assets" as shown following.

INVESTMENTS AND OTHER ASSETS

------------------------------------------------------------------------------
(thousands of dollars)                                    December 31,
                                                      1994          1993
------------------------------------------------------------------------------
Goodwill, net                                     $  495,311    $  509,498
Pipeline assets held for
 sale                                                 91,000        91,000
Gas purchased in advance
 of delivery                                          43,547        79,667
Notes receivable                                       6,066         8,659
Other                                                156,330       167,728
------------------------------------------------------------------------------
                                                  $  792,254    $  856,552
==============================================================================

         "Pipeline assets held for sale" are assets subject to a sale of interests agreement, see Note 14. Goodwill, none of which is subject to recovery in regulated service rates, is amortized on a straight-line basis over 40 years. Approximately $14.2 million, $14.8 million and $15.4 million of goodwill was amortized during 1994, 1993 and 1992, respectively. Accumulated amortization of goodwill was $75.0 million and $60.8 million at December 31, 1994 and 1993, respectively. The Company periodically compares the carrying value of its goodwill to the anticipated undiscounted future operating income from the businesses whose acquisition gave rise to the goodwill and, as yet, no impairment is indicated or expected.

INVENTORIES

--------------------------------------------------------------------------------------------
(thousands of dollars)                                                 December 31,
                                                                    1994            1993
--------------------------------------------------------------------------------------------
Gas in underground storage                                     $    73,755   $    116,665
Materials and supplies                                              38,156         36,757
Other                                                                  183            393
--------------------------------------------------------------------------------------------
                                                               $   112,094   $    153,815
============================================================================================

         Inventories principally follow the average cost method and all non-utility inventories held for resale are valued at the lower of cost or market. Gas in underground storage at December 31, 1993, includes approximately $51.2 million of gas attributable to the operations of MRT. This gas was sold to MRT's customers during early 1994 and was replaced with customer-owned gas in accordance with the provisions of Federal Energy Regulatory Commission ("FERC") Order 636, with MRT retaining only the quantity of gas necessary for system operational purposes.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

"Accounts and notes receivable, principally customer" as presented on the accompanying Consolidated Balance Sheet are net of an allowance for doubtful accounts of $11.4 million and $11.3 million at December 31, 1994 and 1993, respectively.

INTEREST EXPENSE

Interest expense includes, where applicable, amortization of debt issuance cost and amortization of gains and losses on interest rate hedging transactions related to the Company's debt financing activities and, where applicable, has been reduced for interest expense allocated to discontinued operations, see Notes 3 and 9.

OTHER, NET - STATEMENT OF CONSOLIDATED INCOME

-----------------------------------------------------------------------------------------
(thousands of dollars)                                    Year Ended December 31,
(Income) Expense                                      1994          1993            1992
-----------------------------------------------------------------------------------------
Interest income                                   $   (3,948)  $  (11,613)   $   (10,905)
Sales of property:
  Nebraska distribution
    properties                                               -      (23,900)             -
  LIG                                                      -      (17,719)             -
  Other                                                  631       (1,141)          (203)
Loss on sale of
  accounts receivable                                  7,139        8,132         10,063
Gain on termination
  of partnership                                           -            -         (4,139)
Appliance repair service                                 246       (1,109)        (4,333)
Income from equity
  basis investment                                         -            -         (3,454)
Miscellaneous                                          6,950       (4,475)        (2,376)
-----------------------------------------------------------------------------------------
                                                  $   11,018   $  (51,825)   $   (15,347)
=========================================================================================

ACCOUNTS PAYABLE

Certain of the Company's cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. Such balances included in accounts payable were approximately $54.1 million and $55.7 million at December 31, 1994 and 1993, respectively.

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

ACCOUNTING FOR PRICE RISK MANAGEMENT ACTIVITIES

To minimize the risk from market fluctuations in the price of natural gas and transportation, the Company enters into futures transactions, swaps and options in order to hedge certain commitments to buy and sell natural gas, some of which carry off-balance-sheet risk, see Note 11. Gains and losses resulting from changes in the market value of the various financial instruments utilized as hedges are deferred and recognized in the Company's cost of natural gas purchased as the physical production is purchased or sold under the related contracts.

2        INCOME TAXES

The Company and its subsidiaries file a consolidated U.S. Federal income tax return. Such returns have been audited and settled through the year 1986. Investment tax credits are generally deferred and amortized over the lives of the related assets. "Provision for Income Taxes" in the accompanying Statement of Consolidated Income includes the following:

------------------------------------------------------------------------------------------
(thousands of dollars)                                     Year Ended December 31,
Expense (Benefit)                                     1994           1993            1992
------------------------------------------------------------------------------------------
Federal
 Current                                          $       41   $    15,773   $    (64,658)
 Deferred                                             38,965        26,332         73,229
 Investment Tax Credit                                  (641)       (2,023)          (804)
State
 Current                                               2,117         3,039         (7,942)
 Deferred                                             (6,110)        3,360         12,691
------------------------------------------------------------------------------------------
                                                  $   34,372   $    46,481   $     12,516
==========================================================================================

         The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income from continuing operations. The reasons for this difference are as follows:

------------------------------------------------------------------------------------------
(thousands of dollars)                                    Year Ended December 31,
                                                      1994          1993            1992
------------------------------------------------------------------------------------------
Statutory federal
 income tax rate                                          35%          35%            34%
------------------------------------------------------------------------------------------
Computed "expected"
 federal income tax                               $   29,982   $   30,246    $      6,373
Increase (decrease) in tax
 resulting from:
 State income taxes, net of
  federal income tax benefit                          (2,596)       4,159           3,134
 Investment tax credit                                  (641)      (2,023)           (804)
 Stock basis difference in
  sale of subsidiary                                       -        8,093               -
 Research and
  experimentation credit                              (1,500)           -               -
 Adjustments to prior
  year accruals                                        1,492        4,299               -
 Goodwill amortization                                 4,167        4,449           4,497
 Effect of 1% increase in
  statutory federal
  income tax rate                                          -       (2,267)              -
 Other, net                                            3,468         (475)           (684)
------------------------------------------------------------------------------------------
Provision for income taxes                        $   34,372   $   46,481    $     12,516
==========================================================================================

         The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at December 31, 1994 and 1993, were as follows:

----------------------------------------------------------------------------
(thousands of dollars)                                   December 31,
                                                      1994          1993
----------------------------------------------------------------------------
DEFERRED TAX ASSETS
  Employee benefit accruals                       $   24,813   $   22,087
  Inventory revaluation and capitalization             1,316        6,691
  Gas purchase contract accruals                       2,288       77,158
  Regulatory obligations                              17,417       26,156
  Indemnifications and other reserves                 30,314       30,186
  Deferred state income taxes                          9,373       11,494
  Miscellaneous                                       30,850       26,260
  Operating and capital loss carryforwards            61,882       29,421
  Alternative minimum tax and general
    business credit carryforwards                     60,378       57,524
  Valuation allowance                                 (5,974)     (10,023)
----------------------------------------------------------------------------
Total deferred tax assets                            232,657      276,954
----------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
  Property, plant and equipment,
    principally due to depreciation
    methods and lives                                443,475      441,647
  Deferred gas costs                                   2,780       16,059
  Employee benefit accruals                           10,618       12,781
  Miscellaneous                                       23,336       18,734
----------------------------------------------------------------------------
Total deferred tax liabilities                       480,209      489,221
----------------------------------------------------------------------------
Net deferred tax liabilities                      $  247,552   $  212,267
============================================================================

         The change in the total valuation allowance for the year ended December 31, 1994 was a net decrease of approximately $4 million. Contributing to this change were decreases of approximately $6 million related to revised estimates of state net operating loss carryforwards expected to be realized and $0.2 million due to the expiration of state net operating losses, for which a valuation allowance had been provided. Partially offsetting these decreases to the valuation allowance were increases principally resulting from $1.6 million of net operating losses in states that have a capital based tax for which realization is not anticipated.

         At December 31, 1994, the Company had approximately $537.5 million of state net operating losses available to offset future state taxable income through the year 2009, and approximately $64.8 million of federal net operating losses, of which $46.9 million can be carried back to prior years generating additional alternative minimum tax credits, and the remaining $17.9 million is available to offset future federal taxable income through the year 2009. The Company had $21.4 million of alternative minimum tax net operating losses available to be carried back to prior years, generating refunds of approximately $4 million. The Company had $2.1 million of charitable contribution carryover to be utilized through the year 1999. The Company also had $0.9 million of charitable contributions that are available to be utilized pending the outcome of federal audits for the years 1989 through 1991, which contributions cannot be utilized beyond 1991. In addition, at December 31, 1994, the Company had approximately $6.4 million of general business credit carryforwards that expire between 1998-2009, and approximately $54 million of alternative minimum tax credits (before carryback of the amounts discussed preceding) which are available to reduce future federal income taxes payable, if any, over an indefinite period (although not below the tentative minimum tax otherwise due in any year).

3        FINANCING

The debt of the Company is as follows:

---------------------------------------------------------------------------------
(thousands of dollars)                                   December 31,
                                                      1994          1993
---------------------------------------------------------------------------------
LONG-TERM, INCLUDING CURRENT MATURITIES
  Medium-term notes, Series A
    and B due through 2001                        $  413,375   $   500,375
  9.45% Series due 1995                              150,000       150,000
  8% Series due 1997                                 150,000       150,000
  9.875% Series due 1997                             225,000       225,000
  8.875% Series due 1999                             200,000       200,000
  8.90% Series due 2006                              145,070       147,000
  9.875% Series due 2018                             122,155       134,385
  10% Series due 2019                                159,170       185,400
  Note payable to gas supplier                        13,600        34,000
  Other                                                  604           604
---------------------------------------------------------------------------------
                                                  $1,578,974   $ 1,726,764
==================================================================================
SHORT-TERM
  Current maturities of long-term debt            $  151,000   $    77,000
  Notes payable to banks                             110,000        95,000
  Note payable to gas supplier                        13,600        20,400
---------------------------------------------------------------------------------
                                                  $  274,600   $   192,400
=================================================================================

The aggregate amount of long-term debt maturities for each of the five years following December 31, 1994 is: 1995 - $164.6 million; 1996 - $118.8 million; 1997 - $427.0 million; 1998 - $76.0 million; 1999 - $210.6 million.

         As a part of its ongoing program to reduce its overall cost of debt, the Company reacquired approximately $50.4 million and $88.3 million principal amount of its long-term debt during 1994 and 1993, respectively. The weighted average interest rate was approximately

9.8% for the debt retired during 1994 and 1993 and this debt was reacquired for total pre-tax net premiums of approximately $1.4 million and $5.5 million (approximately $1.1 million and $3.8 million after-tax) for 1994 and 1993, respectively, reported in the accompanying Statement of Consolidated Income under the caption, "Extraordinary items, less taxes".

         Prior to November 1994, the Company had a revolving credit facility (the "Previous Facility") which made a total commitment of $400 million available to the Company through June 30, 1995. Effective November 2, 1994, the Company executed a new Credit Agreement (the "New Facility") with Citibank, N.A., as Agent, and a group of sixteen other commercial banks which provides a $400 million commitment to the Company through October 31, 1997. The terms and conditions of the New Facility are similar to the Previous Facility with one significant exception. Although the New Facility continues to be collateralized by the stock of MRT and NGT, if the Company is rated investment-grade by both Moody's Investor Service, Inc. and Standard & Poor's Corporation, this collateral would be released. The New Facility imposes certain restrictions on the Company, see Note 5.

         As with the Previous Facility, borrowings under the New Facility will bear interest at various Eurodollar and domestic rates, at the option of the Company, which rates are subject to adjustment based on the rating of the Company's senior debt securities. The Company pays a facility fee on the total commitment to each bank each year, currently .30%, and subject to decrease based on the Company's debt rating, and will pay an incremental rate of 1/8% on outstanding borrowings in excess of $200 million. Both of these fees reflect declines from the fees under the Previous Facility.

         During 1994, borrowings under the Company's short-term credit facilities, in the aggregate, averaged $55.9 million with a weighted average interest rate of 5.85% and the maximum outstanding at any point in the year was $170 million. Borrowings under the New Facility were $110.0 million and $35.0 million at December 31, 1994 and March 1, 1995, respectively, and, at March 1, 1995, the Company had borrowings of $15.0 million under informal lines of credit. Borrowings under the Company's short-term credit facilities carried weighted average interest rates of 7.04% and 4.65% at December 31, 1994 and 1993, respectively.

         Under a March 1994 agreement (the "Agreement") which expires in August 1995, the Company sells an undivided interest (limited to a maximum of $235 million) in a designated pool of accounts receivable with limited recourse. The Company has retained servicing responsibility under the Agreement, for which it is paid a fee which does not differ materially from a normal servicing fee. Total receivables sold under the Agreement but not yet collected were approximately $192.8 million and $226.4 million at December 31, 1994 and 1993, respectively, which amounts have been deducted from "Accounts and notes receivable, principally customer" in the accompanying Consolidated Balance Sheet. At December 31, 1994, $48.7 million of the Company's remaining receivables were collateral for receivables which had been sold. During 1994, 1993 and 1992, the Company experienced cash outflows(inflows) of $33.6 million, $(13.8) million and $6.0 million, respectively, under the program. In accordance with authoritative accounting guidelines, cash flows related to these sales of accounts receivable are included in the accompanying Statement of Consolidated Cash Flows under the category "Cash flows from operating activities".

         The Company has entered into a number of transactions generally described as "interest rate swaps". The terms of these arrangements vary but, in general, specify that the Company will pay an amount of interest on the notional amount of the swap which varies with LIBOR while the other party (a commercial bank) pays a fixed rate. The Company had no swaps in effect at December 31, 1992 and, during 1993, the Company entered into a total of $575 million notional amount of swaps, of which $200 million remained at December 31, 1993. During 1994, the Company entered into an additional $75 million notional amount of swaps. At December 31, 1994, $275 million notional amount of these swaps were outstanding, terminating at various dates through February 1997. None of these swaps are "leveraged" and, therefore, they do not represent exposure in excess of that suggested by the notional amount and reported interest rates. At December 31, 1994, the Company's obligation under these arrangements, which is calculated using 6-12 month floating LIBOR, was based on a weighted average interest rate of approximately 6.7%, while the counterparties' obligations were based on a weighted average fixed rate of approximately 5.1%. The Company's performance under these swaps is collateralized by the stock of MRT and NGT, and the Company is permitted to increase the amount outstanding under such collateralized arrangements to a total of $350 million, a limitation imposed by the terms of the New Facility.

         In accordance with authoritative accounting guidelines, the economic value which transfers between the parties to these swaps is treated as an adjustment to the effective interest rate on the Company's underlying debt securities. When positions are closed prior to the expiration of the stated term, any gain or loss on termination is amortized over the remaining period in the original term of the swap. The effect of these swaps was to increase the Company's interest expense by $0.5 million for 1994 and to decrease the Company's interest expense by $4.6 million for 1993. The deferred gain associated with interest rate swaps terminated prior to their expiration was approximately $2.5 million at December 31, 1994. This gain is expected to be amortized as follows:
1995 - $1.7 million; 1996 - $0.7 million; all remaining periods - $0.1 million. At December 31, 1994, the unrealized loss (mark-to-market value) associated with outstanding swap arrangements was approximately $18.0 million, which unrealized loss had declined to $10.3 million at March 1, 1995.

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

         In July 1994, the Company entered into an equipment funding agreement with an affiliate of a major bank to provide up to $50 million to be used to purchase new vehicles, major work equipment and a small amount of computer and other office equipment over a three-year period. For accounting purposes, these assets will be subject to operating lease treatment, with an initial non-cancellable term of one year.

         In July 1994, the Company amended its previously-filed registration statement to convert it to a Rule 415 or "shelf" offering (the "Shelf"). The Shelf will allow the Company to issue up to 14.95 million shares of additional common stock for a period of up to two years from the effective date. The net proceeds from shares issued pursuant to the Shelf are expected to be used for general corporate purposes.

         In late 1994, the Company instituted a Direct Stock Purchase and Dividend Reinvestment Plan ("the DSPP/DRIP") which offers its customers and other interested parties an opportunity to (1) purchase the Company's common stock ("the Common Stock") directly from the Company, avoiding brokerage fees and commissions and (2) automatically reinvest their dividends in shares of Common Stock. The purpose of the DSPP/DRIP is to provide new investors with a convenient means to make an initial investment in the Common Stock and to provide existing holders of the Common Stock with (1) a means to have their dividends automatically reinvested in shares of the Common Stock and (2) a convenient and economical way to purchase additional shares. While individual purchases under the plan are generally small, the Company believes that, over time, a significant amount of additional equity capital may be raised through this program.

         During 1992, the Company returned $20 million which had been advanced in conjunction with a proposed transaction related to capacity in Line AC, which transaction was not consummated.

4        FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of certain of the Company's financial instruments. Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The estimated fair value amounts have been determined by the Company using quoted market prices of the same or similar securities when available or other estimation techniques. The items presented below without a carrying value are off-balance-sheet financial instruments and all of the Company's financial instruments are held for purposes other than trading.

------------------------------------------------------------------------------------------------------------
(millions of dollars)                                                 December 31,
                                                            1994                           1993
------------------------------------------------------------------------------------------------------------
                                                    Carrying        Fair       Carrying         Fair
                                                     Amount        Value        Amount          Value
------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
  Investment in
  Itron (1)                                       $    32.1    $    32.1       $   35.4        $    35.2
  Oil production
    payment (1)                                   $     1.9    $     2.6       $    6.7        $     9.0
  Natural gas
    options (2)                                   $     2.2          -         $    2.2              -
FINANCIAL LIABILITIES
  Long-term debt (3)                              $ 1,579.0    $ 1,548.3       $1,726.8        $ 1,851.3
  Interest rate swaps (3)                               -      $    18.0            -          $     2.6
  Natural gas swaps (2)                                 -      $    16.7            -          $     6.6
  Natural gas futures (2)                               -      $     2.9            -                -
------------------------------------------------------------------------------------------------------------

(1) See Note 9.
(2) See Note 11.
(3) See Note 3.

         The carrying amounts of certain financial instruments employed by the Company, including cash and cash equivalents, accounts and notes receivable and payable, gas purchased in advance of delivery and other current assets and liabilities, approximate fair value. The fair value of the Company's interest rate swaps, natural gas swaps and futures contracts generally reflect the estimated amounts that the Company would pay or receive to terminate the contracts at the reporting date, thereby taking into account the unrealized gains and losses on open contracts. There is no readily available market for the natural gas options.

5        RESTRICTIONS ON STOCKHOLDERS'
         EQUITY AND DEBT

Under the provisions of the Company's revolving credit facility as described in
Note 3, and under similar provisions in certain of the Company's other financial arrangements, the Company's total debt capacity is limited and it is required to maintain a minimum level of stockholders' equity. The required minimum level of stockholders' equity was initially set at $650 million at December 31, 1993, increasing annually thereafter by (1) 50% of positive consolidated net income and (2) 50% of the proceeds (in excess of the first $50 million) of any incremental equity offering made after June 30, 1994. The Company's total debt is limited to $2,055 million. Based on these restrictions, the Company had incremental debt issuance and dividend capacity of $321.2 million and $43.3 million, respectively, at December 31, 1994. The Company's revolving credit facility also contains a provision which limits the Company's ability to reacquire, retire or otherwise prepay its long-term debt prior to its maturity to a total of $100 million.

6        EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries have three qualified pension plans ("the Qualified Plans") which cover substantially all employees; (1) the plan which covers the Company's employees other than Entex hourly employees and Minnegasco employees, (2) the plan which covers Minnegasco employees and (3) the plan which covers Entex hourly employees. The Qualified Plans provide benefits based on the participant's years of service and highest average compensation. The funding policy for the Qualified Plans is to contribute at least the minimum amount required to be funded as determined by the Company's consulting actuaries. Plan assets are made up of marketable equity and high-grade fixed income securities.

         In addition to the Qualified Plans, the Company maintains certain non-qualified plans which principally consist of (1) a retirement restoration plan which allows participants to retain the benefit to which they would have been entitled under the qualified pension plan except for the federally mandated limits on such benefits or on the level of salary on which such benefits may be calculated and (2) certain supplemental benefit plans which, in the past, were entered into with individual employees or with small groups of employees. Participants in these non-qualified plans are general creditors of the Company with respect to these benefits, as these plans are not funded by the Company in advance of the cash payment of benefits. Prior to 1993, these plans were accounted for in the Company's financial records but were not included in the pension disclosures which follow due to their relative immateriality. Expense of approximately $2.3 million and $4.8 million associated with these non-qualified plans was recorded during 1994 and 1993, respectively.

--------------------------------------------------------------------------------------------------------------
(thousands of dollars)                                                 December 31,
                                                            1994                           1993
                                                Assets Exceed  Accumulated    Assets Exceed  Accumulated
                                                 Accumulated     Benefits      Accumulated    Benefits
                                                   Benefits    Exceed Assets      Benefits   Exceed Assets
--------------------------------------------------------------------------------------------------------------
Net assets available for benefits                 $ 353,306    $        -    $   366,469    $          -
--------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated plan
  benefits
  Vested (assuming immediate separation)            244,339        16,274        274,151          12,630
  Non-vested                                         24,423           377         28,896             175
--------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                      268,762        16,651        303,047          12,805
Additional amount related to projected pay
  increases                                          52,577         1,955         64,867           1,296
--------------------------------------------------------------------------------------------------------------
    Total projected benefit obligation              321,339        18,606        367,914          14,101
--------------------------------------------------------------------------------------------------------------
    Funded status                                    31,967       (18,606)        (1,445)        (14,101)
Unrecognized net obligation at January 1            (13,734)            -        (16,628)              -
Unrecognized net loss from past experience
  different from that assumed and
  effects of changes in
  actuarial assumptions                              38,432         2,500         75,287               -
--------------------------------------------------------------------------------------------------------------
Pension prepaid asset (liability)                 $  56,665    $  (16,106)   $    57,214    $    (14,101)
==============================================================================================================

The following weighted average rates were used in the above calculations, and in 1992 which is not shown:

-------------------------------------------------------------------------------------------------
                                                          1994         1993            1992
-------------------------------------------------------------------------------------------------
Discount rate                                           8.5%          7.25%             9%
Assumed rate of increase in
  future compensation                                     4%             4%             6%
Expected long-term rate of
  return on fund assets                                  10%            11%            11%
-------------------------------------------------------------------------------------------------

         The components of periodic pension cost (Qualified Plans only) were as follows:

-------------------------------------------------------------------------------------------------
(thousands of dollars)                                    Year Ended December 31,
                                                      1994          1993            1992
-------------------------------------------------------------------------------------------------
Service cost - benefits
  earned during the period                        $  11,757    $    9,799    $     9,178
Interest cost on projected
  benefit obligation                                 25,633        26,376         25,408
Actual return on plan assets                         (3,067)      (24,517)       (14,092)
Amortization and deferral                           (33,774)      (15,431)       (27,450)
-------------------------------------------------------------------------------------------------
Net pension cost (credit)                         $     549    $   (3,773)   $    (6,956)
=================================================================================================

         The Company has an employee savings plan ("the ESP") which currently covers substantially all employees other than Minnegasco employees. Under the terms of the ESP, employees may contribute up to 12% of total compensation, which contributions up to 6% are matched by the Company. Employer contributions to the ESP of $8.8 million, $5.2 million and $5.9 million were expensed during 1994, 1993 and 1992, respectively. The ESP and the Entex stock purchase plan for salaried employees merged into a single plan effective in June 1993. Under the provisions of its previously existing employee stock purchase plans, Entex made contributions during 1993 and 1992 of $3.5 million and $2.9 million, respectively. The Minnegasco employees are covered by various thrift and profit sharing plans, the terms of which vary from plan to plan. Expense of approximately $1.3 million, $1.5 million and $1.6 million related to these plans was recorded during 1994, 1993 and 1992, respectively.

         In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees, collectively referred to as "postretirement benefits". The Company currently does not contribute to an external fund to provide for these benefits. A substantial number of the Company's employees may become eligible for postretirement benefits if they are participating in such plans when they reach normal retirement age. In early 1992, the Company changed its retiree medical plan to a defined contribution plan for all employees who retire after June 30, 1992. The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106") as of January 1, 1993. While the costs of postretirement benefits historically had been expensed by the Company as paid, SFAS 106 requires the accrual and expensing of such benefits during the years of service in which they are earned.

         The Company's estimated obligation for postretirement benefits at December 31, 1994 and 1993 was as follows:

------------------------------------------------------------------------------
(thousands of dollars)                                    December 31,
                                                      1994          1993
------------------------------------------------------------------------------
Retirees                                          $ 128,140    $  149,047
Fully eligible plan participants                      5,969         4,939
Other active plan participants                        5,210         4,731
------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation                              $ 139,319    $  158,717
==============================================================================

         The weighted average discount rate used in determining the accumulated benefit obligation was 8.5% for 1994 and 7.25% for 1993. The cost of covered health care benefits (for those participants entitled to a defined benefit as a result of having retired prior to July 1, 1992) is assumed to increase by 11% per year initially and then increase at a decreasing rate to an annual and continuing increase of 4.5% after 12 years. Based on these assumptions, a one percentage point increase in the assumed health care cost trend rate would increase the annual net periodic postretirement benefit cost (before any deferral for regulatory reasons) and the accumulated benefit obligation at December 31, 1994 by approximately $0.8 million and $11.0 million, respectively.

         The periodic cost of these postretirement benefits, which was recorded on an "as-paid" basis during 1992 was $9.3 million. The periodic cost of these postretirement benefits (in accordance with the provisions of SFAS 106) expensed during 1994 and 1993, including amortization of the transition obligation on a straight-line basis over a 20-year period, was as follows:

------------------------------------------------------------------------------
(thousands of dollars)                            Year Ended December 31,
                                                      1994          1993
------------------------------------------------------------------------------
Service cost                                      $     408    $      247
Interest cost on accumulated
  benefit obligation                                 10,436        11,670
Amortization of transition obligation                 6,721         6,721
Amortization of prior service cost                      (87)             -
------------------------------------------------------------------------------
Net periodic cost                                 $  17,478    $   18,638
==============================================================================

         The Company's regulated businesses are subject to the jurisdiction of various regulatory bodies which are in differing stages of establishing policy with respect to the rate treatment of these postretirement benefit costs. The Company has made rate filings concerning these costs which are in various stages of progression through the regulatory process and, in other jurisdictions, the Company has not yet filed rate cases to seek recovery of the SFAS 106 calculated costs (as opposed to the cash costs currently included in rates). In light of this regulatory uncertainty and the guidance provided by authoritative accounting pronouncements concerning the appropriate accounting treatment for the excess of accrual SFAS 106 costs over the amount includable in rates prior to final regulatory determination, at December 31, 1994, the Company had deferred approximately $3.2 million of such costs in certain jurisdictions pending final regulatory actions. This deferral will be subject to continuing review and may require adjustment depending on the ultimate regulatory disposition of these costs.

         The Company has several plans which provide for the issuance of the Company's common stock to employees and directors or provide for the sale of the Company's common stock to these individuals, see Note 8.

         In 1992, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits", which requires the accrual of postemployment benefits payable to former or inactive employees after employment but before retirement. The cumulative effect of adoption as of January 1, 1992, was an after-tax charge of approximately $4.9 million which is shown in the accompanying Statement of Consolidated Income for 1992 under the caption "Cumulative effect of change in accounting principle".

7        STOCK OPTION PLANS

In 1983, the Company adopted a Non-qualified Stock Option Plan (the "Plan") with stock appreciation rights applicable to those eligible employees as determined by the Board of Directors. The Plan included options to purchase 650,000 shares of the Company's common stock.

         At December 31, 1994, 11,000 options at $21.25/share remained outstanding under the Plan. No options were exercised in 1994, 1993 or 1992, nor was any charge made to expense. However, 12,500 options at $20.25/share and 100,000 options at $21.25/share were forfeited by Plan participants during 1992. Options granted under the Plan terminate on August 12, 1997.

        At December 31, 1994, under a former Diversified Energies, Inc. ("DEI") plan, 78,500 options (which expire at various dates from 1995 to 1996) and 62,770 options (which expire during the year 2000) were outstanding at weighted average exercise prices of $15.73/share and $16.56/share, respectively. No options under these plans were exercised in 1994, 1993 or 1992. Options issued on July 14, 1987 expired on July 13, 1994 and, as a result, 21,269 options were forfeited.

8        STOCK ISSUANCE PLANS

In May 1994, the Company's stockholders approved the adoption of an Incentive Equity Plan ("the IEP") to replace the Company's Long-Term Incentive Plan ("the LTIP"). The IEP is similar to the LTIP in many respects and is intended to facilitate the attraction and retention of key employees and to provide such persons incentives and rewards for superior performance. The IEP provides for the issuance of up to 3.8 million shares of the Company's common stock (of which no more than 2 million shares may be issued or transferred as Restricted Stock) as well as stock options and stock appreciation rights ("SARS"). The transactions described following, were associated with either the IEP or the predecessor LTIP, collectively referred to hereinafter as "the IEP".

         During 1994, IEP participants were granted an additional 162,284 restricted shares and an additional 313,418 stock options (at an average exercise price of $6.50/share) which were not yet exerciseable. During 1994, IEP participants forfeited 149,404 restricted shares and 250,000 SARS (at an average exercise price of $12.00/share). Also during 1994, 208,750 restricted shares which had been previously granted were issued. At December 31, 1994, 780,285 restricted shares, 71,250 stock options (at an average exercise price of $19.03/share) and 125,592 SARS (at an average exercise price of $14.75/share) had been issued, all of which were outstanding and exercisable. Expense (credit) of approximately $(0.2) million, $1.5 million and $1.7 million related to the IEP was recorded during 1994, 1993 and 1992, respectively.

         In May 1994, the Company's stockholders approved an Employee Stock Purchase Plan ("the ESPP") to provide an incentive for employees of NorAm to increase their holdings of the Company's common stock. The total number of shares which may be issued under the ESPP (and paid for via payroll deduction) will not exceed 2 million shares, which may be unissued shares, reacquired shares, shares bought on the market, or any combination of the foregoing. The ESPP generally provides for the shares to be sold to employees at a price equivalent to 85% of its fair market value.

         In May 1994, the Company's stockholders also adopted a Restricted Stock Plan for Nonemployee Directors ("the DRSP") to (1) improve the Company's ability to attract and retain highly qualified individuals to serve as directors of the Company, (2) provide competitive remuneration for Board service and (3) strengthen the commonality of interest between directors and shareholders. Shares issued under the DRSP will be in the form of restricted stock, will not exceed a total of 125,000 shares and may be shares of original issuance, treasury shares or both.

9        Discontinued Operations

"Loss from discontinued operations, less taxes" as presented in the accompanying Statement of Consolidated Income includes the following:

--------------------------------------------------------------------------------
(thousands of dollars)                            Year Ended December 31,
                                                      1994          1992
--------------------------------------------------------------------------------
Operating Revenues (1)                             $      -       $195,935
--------------------------------------------------------------------------------
Discontinued Operations
  Pre-tax income (loss) (2)
    E&P                                                   -          6,759
    Products                                              -         (1,977)
    USA                                              (3,343)             -
  Income tax expense (benefit)
    E&P                                                   -          2,529
    Products                                              -         (1,019)
    USA                                              (1,241)             -
--------------------------------------------------------------------------------
                                                     (2,102)         3,272
--------------------------------------------------------------------------------
Loss on Disposal (3)
  E&P                                                     -        (23,912)
  Products                                                -         (4,067)
  USA                                                     -        (10,090)
--------------------------------------------------------------------------------
                                                          -        (38,069)
--------------------------------------------------------------------------------
                                                   $ (2,102)      $(34,797)
================================================================================

(1) Operating revenues do not reflect the elimination of intercompany/inter-divisional sales.

(2) Where applicable, results of discontinued operations include, in addition to interest expense directly attributable to such operations, an allocation of interest expense based on the ratio of the discontinued assets to consolidated net assets.

(3) E&P, Products and USA losses on disposal are net of tax expense (benefit) of $72.4 million, $(2.4) million and $(5.2) million, respectively.

EXPLORATION AND PRODUCTION

In early 1992, the Company reacquired the 6,000,000 publicly-held shares of Arkla Exploration Company ("E&P"), representing minority ownership of approximately 18% through an exchange offer and merger, resulting in (1) the issuance of approximately 5.7 million shares of the Company's common stock and
(2) a return to 100% ownership of E&P by the Company. This minority interest had been outstanding as a result of an initial public offering of E&P's common stock in 1989. The common stock issued to reacquire the minority interest increased the Company's stockholders' equity by its fair market value of approximately $59.8 million. The difference between the fair market value of the stock issued and the carrying value of the minority interest reacquired served to increase the Company's investment in E&P, resulting in an increase of approximately $42.4 million in the carrying value of E&P's oil and gas reserves, which reserves were subsequently sold as described following.

         On December 31, 1992, the Company completed the sale of E&P to Seagull Energy Corporation ("Seagull") for approximately $397 million in cash, the substantial portion of which proceeds were used to reduce the Company's short-term borrowings. The Company agreed to indemnify Seagull against certain exposures, for which the Company has established reserves equal to anticipated claims under the indemnity.

         In connection with the sale, the Company retained a volumetric production payment representing the right to receive the cash proceeds from the sale of 1.2 million barrels of oil over a period of three years. Approximately 153,900 barrels remained to be delivered at December 31, 1994, in which the Company has a book investment of approximately $13/barrel. The Company has purchased a "floor" sales price of $17/barrel for this production payment, based upon which the fair value of the oil to be delivered was approximately $2.6 million at December 31, 1994.

RADIO COMMUNICATIONS

As a result of the purchase of DEI in November 1990, the Company acquired E. F. Johnson Company ("Johnson") and EnScan, Inc. ("EnScan"), two firms which operate in the radio communications business.

         In February 1992, the Company exchanged its investment in EnScan for a common stock interest in Itron, Inc. ("Itron") of Spokane, Washington, which manufactures equipment and provides services similar and complementary to those of EnScan. The stock received in this exchange of interests was valued on a public exchange at approximately the Company's recorded investment in EnScan and, accordingly, no gain or loss was recognized. After Itron's 1993 initial public offering of its common stock and the Company's December 1994 sale of 400,000 Itron shares (yielding cash proceeds of approximately $7.2 million) in a secondary offering, the Company's investment at December 31, 1994 represented ownership of approximately 13.25%. The December 1994 sale generated net proceeds of approximately $18.00/share, approximately equal to the Company's then existing basis of approximately $17.80/share. The Company changed its method of accounting for its investment in Itron from the equity method to the cost method as of December 31, 1993, and plans to dispose of its ownership interest over the next several years, with the exact timing of such disposition principally determined by economic factors in the markets available for the sale or exchange of such interests. Based on price quotations on the NASDAQ, the market value of the Company's interest at December 31, 1994 was approximately $32.1 million, and in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which was effective for fiscal years beginning after December 15, 1993, the Company has revalued its investment to such market value and reported an unrealized gain of

$4.0 million ($2.6 million after-tax) as a separate component of stockholders' equity. At March 1, 1995, the market value of the Company's investment in Itron had increased to approximately $40.4 million and the unrealized gain to approximately $12.3 million.

         In July 1992, the Company sold the stock of Johnson (the corporation which had operated the remaining portion of the Company's discontinued radio communications business) for total consideration of approximately $40 million, receiving approximately $15 million in cash at closing and retaining an investment currently valued at approximately $5 million. This consideration was approximately equal to the carrying value of the Company's investment and, accordingly, no gain or loss was recognized.

UNIVERSITY SAVINGS ASSOCIATION

University Savings Association ("USA") was a wholly-owned subsidiary of Entex, Inc. until its sale to a private group in May 1987, prior to Entex's February 1988 merger with the Company. In early 1992, the Resolution Trust Corporation instituted actions against several former officers and directors of USA and filed a suit against the Company, which suit was settled during 1994, see Note 11.

ARKLA PRODUCTS

In 1984, as a part of a larger transaction, the Company sold its gas grill manufacturing business to Preway, Inc. ("Preway"). As a result of Preway's subsequent default on certain industrial revenue bonds which were collateralized by the gas grill manufacturing assets and for which the Company had remained secondarily liable, the Company reacquired the gas grill business and conducted operations in its Arkla Products subsidiary ("Products") as it sought to dispose of this business. In late 1992, the Company sold the principal assets and recorded a loss on disposition.

10       ACQUISITIONS AND DISPOSITIONS

DISTRIBUTION PROPERTY TRANSACTIONS

In September 1994, the Company sold all of its Kansas distribution properties (together with certain related pipeline assets) for approximately $23 million in cash. This system serves approximately 23,000 customers in 14 communities.

         Effective September 1, 1993, the Company completed an exchange of natural gas distribution properties with Midwest Gas ("Midwest"), a unit of Midwest Resources. Under the terms of the exchange, the Company received the Minnesota distribution properties of Midwest (serving 41 communities with approximately 82,000 customers) in exchange for Minnegasco's South Dakota properties (serving 18 communities with approximately 45,000 customers) plus $38 million in cash. The utility properties acquired were recorded at the historical cost of the properties surrendered plus cash paid and no gain or loss was recognized. A gas plant acquisition adjustment of $14 million was recorded, for which the Company is seeking recovery through the regulatory process.

         In February 1993, Minnegasco completed the sale of its Nebraska distribution system to Peoples Natural Gas of Omaha, Nebraska (a division of UtiliCorp United) for $75.3 million in cash plus an additional payment of $17.8 million for net working capital transferred, resulting in a pre-tax gain of approximately $23.9 million, which is included in the accompanying Statement of Consolidated Income under the caption "Other, net". This system serves approximately 124,000 customers in 63 eastern Nebraska communities.

LOUISIANA INTRASTATE GAS CORPORATION

In June 1993, the Company completed the sale of LIG to a subsidiary of Equitable Resources, Inc. ("Equitable") for $191 million in cash, resulting in an after-tax gain of approximately $3.4 million (net of tax expense of $14.3 million), and agreed to indemnify Equitable against certain exposures, for which the Company has established reserves equal to anticipated claims under the indemnity. Contemporaneously with the sale, the Company funded LIG's portion of a litigation settlement in the amount of approximately $21.1 million. This amount had been fully reserved by LIG and has been netted against the gross sales proceeds in the accompanying Statement of Consolidated Cash Flows under the caption "Sale of LIG, net of related expenditures". These net cash proceeds were used principally to reduce the Company's participation in its receivable sales program and to reduce short-term borrowings.

ARKLA EXPLORATION COMPANY

In December 1992, the Company sold the stock of E&P to Seagull Energy Corporation, see Note 9.

THE HUNTER COMPANY

In June 1991, the Company acquired The Hunter Company, a Shreveport-based company whose principal assets consisted of approximately 16 Bcf of natural gas reserves, cash and cash equivalents and certain real estate, through an exchange of stock accounted for as a purchase. The Company ultimately issued a total of 1.1 million shares of common stock to effect the acquisition. A majority of the Company's investment in the former Hunter Company assets was conveyed to Seagull Energy Corporation in conjunction with the sale of E&P, see
Note 9.

11       COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

Total rental expense for all leases was $36.8 million, $36.5 million and $27.8 million in 1994, 1993 and 1992, respectively. At December 31, 1994, the minimum rental commitments under non-cancelable operating leases, principally consisting of rental agreements for building space, data processing equipment and vehicles (including major work equipment) were as follows:

--------------------------------------------------------------------------------
(thousands of dollars)
Year Ended December 31,
--------------------------------------------------------------------------------
1995                                                $37,547
1996                                                 17,134
1997                                                 15,180
1998                                                 12,206
1999                                                 11,532
2000 and beyond                                      43,737
--------------------------------------------------------------------------------
  Subtotal                                          137,336
Less subleases                                        1,630
--------------------------------------------------------------------------------
  Net                                              $135,706
================================================================================

         Lease payments related to assets transferred under the Company's leasing arrangements (see Note 3) are included for only their primary (non-cancelable) term. Subsequent to the primary term, the Company could terminate its obligations under these arrangements by electing to purchase the relevant assets for an amount approximating fair market value.

PENDING SALE TRANSACTION

The Company received $125 million from another party pending completion of a transaction related to capacity principally in the Company's Line AC, of which approximately $34 million was returned in December 1993 due to changes in the underlying agreement and, under certain circumstances, the Company may be required to return additional amounts, see Note 14.

LETTERS OF CREDIT

At December 31, 1994, the Company was obligated under letters of credit totalling approximately $25 million which are incidental to its ordinary business operations.

INDEMNITY PROVISIONS

The Company has obligations under indemnification provisions of certain sale agreements, see Notes 9 and 10.

SALE OF RECEIVABLES

Certain of the Company's receivables are collateral for receivables which have been sold, see Note 3.

GAS PURCHASE CLAIMS

The Company is a party to certain claims involving, and has certain commitments under, its gas purchase contracts, see Note 12.

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

         The Company has entered into a number of interest rate swaps which carry off-balance-sheet risk, see Note 3.

         In addition to its other gas supply arrangements, the Company routinely enters into agreements which commit it to either buy or sell gas in the future at prices which may differ from prevailing market prices at the time such transactions are consummated, or deliver gas at a point other than the expected receipt point for the volumes to be purchased. In order to mitigate the risk from market fluctuations in the price of natural gas and transportation during the term of these commitments, the Company enters into futures contracts, swaps and options, collectively referred to as "financial contracts". The Company also utilizes these financial contracts to meet certain of its customers' needs for fixed price gas supply as discussed following. In no case are these financial contracts held for speculative trading purposes. In the discussion which follows, contract quantities (notional amounts) are provided for the purpose of establishing the extent of the Company's activities involving these financial contracts although, in general, the amounts at risk are significantly smaller when the offsetting physical transactions are considered.

         The Company has entered into swaps in which one party agrees to pay either a fixed price or a fixed differential from the NYMEX price per MMBtu of gas, while the other party agrees to pay a price based on a published index. As of December 31, 1994 and 1993, the Company was obligated to pay either a fixed price or a fixed differential from the NYMEX price on swaps covering 70.2 Bcf and 15.8 Bcf of gas, respectively. As of December 31, 1994 and 1993, the Company was entitled to receive either a fixed price or a fixed differential from the NYMEX price on swaps covering 87.4 Bcf and 39.9 Bcf of gas, respectively. At December 31, 1994 and 1993, these swaps (including both those where the Company is a fixed price payor and those where the Company is a fixed price receiver) represented a unrealized gain (loss) of $0.9 million and $(0.7) million, respectively, and the effect of these swaps was to decrease the cost of natural gas purchased, net by $2.8 million and $1.0 million for 1994 and 1993, respectively.

         The Company enters into NYMEX futures contracts which are primarily used to hedge the Company's storage gas and meet certain customers' needs to mitigate or eliminate their risk from market fluctuations in the price of natural gas. As of December 31, 1994, the Company held contracts covering the purchase of approximately 6.7 Bcf of gas through March 1996, a notional amount of $13.8 million. As of December 31, 1994, the Company held contracts covering the sale of approximately 1.7 Bcf of gas through January 1996, a notional amount of $2.8 million. These contracts (both purchases and sales) represented an unrealized loss of $2.9 million at December 31, 1994. The Company's portfolio of futures contracts was not material at December 31, 1993. Due to the fact that, in many cases, the cost of these activities are offset by revenues from the customers who requested this service, the impact of these futures on earnings is not material.

         In conjunction with agreements existing at December 31, 1994, which commit the Company to deliver specified quantities of gas at fixed prices ratably through April 1999, the Company instituted a price risk management program ("the Program") whereby financial contracts (principally swaps and options) and fixed price purchase contracts are utilized to mitigate the risk associated with changes in the market price of gas during the terms of these arrangements. As of December 31, 1994, the Company had entered into swaps covering 61.7 Bcf of gas in which it was the fixed price payor and 26.7 Bcf of gas in which it was the fixed price receiver. As of December 31, 1993, the Company had entered into swaps covering 85.4 Bcf of gas in which it was the fixed price payor and 42.3 Bcf of gas in which it was the fixed price receiver. As of December 31, 1994 and 1993, the unrealized loss associated with these swaps (including both those where the Company is a fixed price payor and those where the Company is a fixed price receiver) was $(17.6) million and $(5.9) million, respectively. The Company also has purchased options under the Program which serve to limit the year-to-year escalation in prices for gas to be delivered from January 1997 to April 1999. At December 31, 1994 and 1993, options were outstanding covering the purchase of 30.5 Bcf and 49.3 Bcf of gas, respectively. The Company has previously established reserves equal to its projected maximum exposure to losses from the agreements covered by the Program and, accordingly, there was no impact from the Program on earnings in 1994 or 1993.

         While, as yet, the Company has experienced no significant losses due to the credit risk associated with these arrangements, the Company has off-balance-sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each such contract. In order to minimize this risk, the Company enters into such transactions solely with firms of acceptable financial strength, in most cases limiting such transactions to counterparties whose debt securities are rated "A" or better by recognized rating agencies. For long-term arrangements, the Company periodically reviews the financial condition of such firms in addition to monitoring the effectiveness of these financial contracts in achieving the Company's objectives. Should the counterparties to these arrangements fail to perform, the Company would seek to compel performance at law or otherwise, or to obtain compensatory damages in lieu thereof, but the Company might be forced to acquire alternative hedging arrangements or be required to honor the underlying commitment at then-current market prices. In such event, the Company might incur additional loss to the extent of amounts, if any, already paid to the counterparties.

         In view of its criteria for selecting counterparties, its process of monitoring the financial strength of these counterparties and its experience to date in successfully completing these transactions, the Company believes that the risk of incurring a significant loss due to the nonperformance of counterparties to these transactions is minimal.

LITIGATION

In October 1992, the Resolution Trust Corporation ("the RTC") filed suit (ultimately seeking damages of at least $520 million) in United States District Court for the Southern District, Houston Division, against the Company (as a successor-in-interest to Entex, Inc. which merged with the Company in 1988) and certain other defendants for alleged harm resulting from the 1989 failure of USA, a thrift institution in Houston, Texas. In November 1994, the Company announced that it, together with the other defendants, had entered into a final settlement of this litigation. The net effect of the settlement, as adjusted for insurance recovery, legal expenses incurred, certain other USA-related expenses and the legal expense reserve previously recorded, was a pre-tax charge to discontinued operations of $3.3 million ($2.1 million after tax) in the fourth quarter of 1994, see Note 9.

         On August 6, 1993, the Company, its former subsidiary, Arkla Exploration Company and Arkoma Production Company ("Arkoma"), a subsidiary of E&P, were named as defendants in a lawsuit (the "State Claim") filed in the Circuit Court of Independence County, Arkansas. This complaint alleges that the Company, E&P and Arkoma, acted to defraud ratepayers in a series of transactions arising out of a 1982 agreement between the Company and Arkoma. On behalf of a purported class composed of the Company's ratepayers, plaintiffs have alleged that the Company, E&P and Arkoma are responsible for common law fraud and violation of an Arkansas law regarding gas companies, and are seeking a total of $100 million in actual damages and $300 million in punitive damages. On November 1, 1993, the Company filed a motion to dismiss the State Claim. In a hearing held on May 19, 1994, the Court heard arguments on this motion. On September 20, 1994, the Court entered an order granting the Company's motion to dismiss. The plaintiffs have appealed this order granting the motion to dismiss, but a hearing date for the appeal has not yet been set. The underlying facts forming the basis of the allegations in the State Claim also formed the basis for allegations in a lawsuit (the "Federal Claim") filed in September 1990 in the United States District Court for the Eastern District of Arkansas, by the same plaintiffs. The Federal Claim was dismissed in August 1992. Since the State Claim is based on essentially the same underlying factual basis as the Federal Claim and in light of the Court's order granting the Company's motion to dismiss the State Claim, the Company continues to believe the State Claim is without merit, intends to vigorously contest the appeal of the order granting dismissal and does not believe that the outcome will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

         The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of these matters will not be material.

ENVIRONMENTAL MATTERS

From the late 1800s to 1960, Minnegasco (acquired by the Company in November
1990) and its predecessors manufactured gas at a site in Minnesota, located in Minneapolis near the Mississippi River (the "Minneapolis Site"), which site is on Minnesota's Permanent List of Environmental Priorities. Minnegasco is working with the Minnesota Pollution Control Agency to implement an appropriate response action. At this time, however, the specific method and extent of required remediation are not known.

         There are six other former Manufactured Gas Plant ("MGP") sites in Minnesota in the service territory in which Minnegasco operated at December 31, 1994. Of these six sites, Minnegasco believes that two were neither owned nor operated by Minnegasco, two were owned at one time by Minnegasco but were operated by others and are currently owned by others, one is presently owned by Minnegasco but was operated by others and one was operated by Minnegasco for a short period and is now owned by others. Minnegasco believes it has no liability with respect to the sites neither owned nor operated by Minnegasco. In addition, there are seven former MGP sites in Nebraska and two in South Dakota in the service territory in which Minnegasco operated at December 31, 1992. As a part of the sale of the Nebraska operations, the buyer has assumed liability for five Nebraska sites. Minnegasco had previously disposed of the other two Nebraska sites. The South Dakota sites were not operated by Minnegasco or its predecessors. Minnegasco believes it is not liable for remediation of the Nebraska and South Dakota sites.

         At December 31, 1994 and 1993, Minnegasco had recorded a deferred charge of $0.8 million and $1.3 million, respectively, related to the Minneapolis Site and has estimated a range of $40 million to $129 million for the possible remediation of the Minnesota sites. The low end of the range was determined using only those sites presently owned or known to have been operated by Minnegasco, assuming Minnegasco's proposed remediation methods. The upper estimate of the range was determined using the Minnesota sites once owned by Minnegasco, whether or not operated by Minnegasco, and using alternative, more costly remediation methods. The cost estimates for the Minneapolis Site are based on studies made of that site. The remediation cost for other sites is based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation by other potentially responsible parties, if any, and the remediation methods used.

         At December 31, 1994 and 1993, the Company had recorded a liability of $43.8 million and $26.8 million, respectively, to cover the probable costs of remediation. In connection with its 1992 rate case, Minnegasco was allowed to recover through rates over five years, without carrying costs, the deferred costs at December 31, 1992, and was allowed $3.1 million annually to cover on-going clean-up costs. In its 1993 rate case, Minnegasco was allowed $2.1 million annually to recover amortization of previously deferred costs and ongoing clean-up costs. Any amounts in excess of $2.1 million in any individual year are to be deferred for future recovery. The Company currently expects that any cash expenditures for these costs in excess of the amount recovered in rates during any year will not be material to the Company's overall cash requirements. In accordance with SFAS 71, a regulatory asset has been recorded equal to the amount accrued. The Company is pursuing recovery of costs from its insurers and other potentially responsible parties.

         In addition to the Minnesota MGP sites described above, the Company's distribution divisions are investigating the possibility that the Company or predecessor companies may be or may have been associated with other MGP sites in the service territories of the distribution divisions. At the present time, the Company is aware of some plant sites in addition to the Minnesota sites and is investigating cer-tain other locations. While the Company's evaluation of these other MGP sites is in its preliminary stages, it is likely that some compliance costs will be identified and become subject to reasonable quantification. To the extent that such potential costs are quantified, as with the Minnesota remediation costs for MGP described preceding, the Company expects to provide an appropriate accrual and seek recovery for such remediation costs through all appropriate means, including regulatory relief.

         On October 24, 1994, the United States Environmental Protection Agency advised the Company that MRT and a number of other companies have been named under federal law as potentially responsible parties for a landfill site in West Memphis, Arkansas and may be required to share in the cost of remediation of this site. However, considering the information currently known about the site and the involvement of MRT, the Company does not believe that this matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

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

         To the extent that potential environmental compliance costs are quantified within a range, the Company establishes reserves equal to the most likely level of costs within the range and adjusts such accruals as better information becomes available. If justified by circumstances within the Company's businesses still subject to SFAS 71, corresponding regulatory assets are set up in anticipation of recovery through the ratemaking process. At December 31, 1994, the Company had recorded an accrual of $3.3 million (with a maximum estimated exposure of approximately $18 million) for environmental matters in addition to those described above, with an offsetting regulatory asset.

         While the nature of environmental contingencies makes complete evaluation impracticable, the Company currently is aware of no other environmental matter which could reasonably be expected to have a material impact on its results of operations, financial position or cash flows.

12       GAS SUPPLY CONTRACT MATTERS

During the 1980s, the Company resolved a number of claims made by suppliers under gas purchase contracts through various forms of settlement, including buy-out/buy-downs and payments for gas in advance of its delivery and, in the third quarter of 1989, recorded a pre-tax "Special Charge" of $269 million related to these claims. The prepayments for gas made in conjunction with these settlements are carried at their estimated net realizable value and, to the extent that the Company is unable to realize at least this amount through sale of the gas as delivered over the remaining life of these agreements, its earnings will be adversely affected, although such impact is not expected to be material. While the Company has settled the vast majority of such claims, the Company is committed to make additional payments under certain settlements, expects that other such claims may be asserted and that amounts may be expended in settlement of such claims. The Company currently expects that the amount of such future settlements, if any, in excess of existing accruals will not be material to the Company's results of operations, financial position or cash flows.

         In addition to the prepayments for gas discussed above, the Company is a party to a number of agreements which require it to either purchase or sell gas in the future at prices which may differ from prevailing market prices at the time such transactions are consummated or require it to deliver gas at a point other than the expected receipt point for the volumes to be purchased. The Company operates an ongoing risk management program designed to eliminate or limit the Company's exposure from its obligations under these gas purchase/sale commitments, see Notes 1 and 11. To the extent that the Company expects that these commitments will result in losses over the contract term, the Company has established reserves equal to such expected losses.

         Effective as of December 31, 1993, the Company completed a comprehensive settlement agreement ("the Settlement") with certain subsidiaries of Samson Investment Company ("Samson"), pursuant to which a number of outstanding contractual arrangements (including long-term obligations, notes receivable and gas purchased in advance of delivery) between the parties were terminated or substantially modified, resulting in a $34.2 million pre-tax charge to earnings, set forth in the accompanying Statement of Consolidated Income as "Contract termination charge". Consideration for the Settlement included an exchange of cash (the net effect of which was immaterial) and the delivery by the Company to Samson of a note for $34 million, bearing interest at 6% and payable in equal installments of principal and interest through May 31, 1995.

13       DISCONTINUATION OF REGULATORY
         ACCOUNTING FOR NORAM GAS TRANSMISSION

The Company historically has applied the provisions of SFAS 71 to all of its rate-regulated businesses. With respect to the Company's NGT subsidiary, however, the Company concluded that, effective as of December 31, 1992, continued application of SFAS 71 was no longer appropriate. The Company based its conclusion on its analysis of NGT's regulatory and economic environment and the extent to which such environment would allow NGT to collect its cost-based rates. The Company had begun its analysis when it became apparent that changes in NGT's regulatory environment, largely due to the actions of the FERC, were subjecting NGT to increasing competitive pressures, resulting in significant underrecovery of NGT's cost-based revenue requirements. The Company determined that it was unlikely that it could take steps through the regulatory process or otherwise which would cause NGT to return to a situation in which the Company could conclude that collection of NGT's cost-based rates was probable.

         Accordingly, at December 31, 1992, the Company ceased to apply the provisions of SFAS 71 to NGT's transactions and balances, which accounting change was implemented pursuant to Statement of Financial Accounting Standards No. 101, "Regulated Enterprises - Accounting for the Discontinuance of Application of FASB Statement No. 71" ("SFAS 101"). The methodology for this accounting change is contained within SFAS 101 and, simply stated, requires the removal from NGT's balance sheet of the impact of the effects of the actions of regulators. More specifically, the Company (1) identified and wrote-off those NGT assets which would not be recognized as assets by non-regulated enterprises, principally amounts associated with take-or-pay settlement costs and deferred pursuant to FERC Order 528 ($237.9 million), (2) wrote down certain current assets based on "lower of cost or market" rules applicable to nonregulated enterprises ($27.0 million), (3) accrued for expected costs in excess of current market value for certain gas purchase contracts for which recovery could no longer be assumed through regulatory mechanisms ($19.9 million) and (4) wrote down certain of its gathering assets pursuant to impairment guidelines applicable to enterprises in general ($29.7 million). This charge, which totalled $314.5 million pre-tax ($195.0 million after-tax), is shown in the accompanying Statement of Consolidated Income for 1992 under the caption "Extraordinary items, less taxes". This charge had no effect on NGT's ability to include the underlying costs in its regulated rates and did not affect its efforts to collect such rates from its customers.

14       SALE OF PIPELINE FACILITIES

The Company has an agreement ("the Agreement") with ANR Pipeline Company ("ANR") which contemplates the transfer to ANR of an ownership interest in 250 MMcf/day of capacity in the Company's Line AC and certain related transmission facilities in exchange for approximately $90 million in cash. In conjunction with the Agreement, the Company had received (and recorded as a liability) $125 million in cash, $34 million of which was refunded in December 1993 due to changes in the Agreement, primarily related to the deletion of certain gathering facilities from the transaction. The Agreement is subject to acceptable approvals by the Federal Trade Commission and by the FERC which have issued orders approving the transaction. The FERC's order, however, contained conditions unacceptable to the parties and each party has filed a notice of appeal of the order with the D.C. Circuit Court of Appeals.

         Should the transaction not be completed as a sale, the Agreement requires that the parties operate under separate agreements ("the Backup Agreements") pursuant to which the Company would instead provide transportation services generally to ANR until 2005. The Backup Agreements currently provide initially for the transportation of 250,000 MMBtu/day, which level would decrease to 130,000 MMBtu/day on June 1, 1995 with a refund to ANR by the Company of $50 million from the amounts previously received. The level of transportation services provided pursuant to the Backup Agreements would further decrease to 100,000 MMBtu/day on April 1, 2003, with an additional refund to ANR of $5 million and the Backup Agreements will terminate on June 1, 2005, with a refund of the remaining balance. The Company's consideration for such transportation services would be provided by the interest-free use of the previously-advanced money until its return to ANR.

REPORT OF INDEPENDENT ACCOUNTANTS

BOARD OF DIRECTORS AND STOCKHOLDERS
NORAM ENERGY CORP.

We have audited the accompanying consolidated balance sheet of NorAm Energy Corp. and Subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated income, consolidated stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NorAm Energy Corp. and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

         As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits effective January 1, 1993.

                                                        COOPERS & LYBRAND L.L.P.
Houston, Texas
March 24, 1995


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

Q U A R T E R L Y   I N F O R M A T I O N   ( U N A U D I T E D )


------------------------------------------------------------------------------------------------------------------------------------
(thousands of dollars, except per share amounts)                                        1994 Quarter Ended
                                                                March 31             June 30           Sept 30          Dec 31
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                            $ 1,092,319          $   535,487       $   460,559     $   713,081
------------------------------------------------------------------------------------------------------------------------------------
Gross profit (1)                                              $   345,216          $   217,058       $   196,367     $   275,097
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                              $   146,071          $    29,524       $     7,381     $    83,070
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                      $    55,487          $    (6,375)      $   (21,657)    $    23,836

Loss from discontinued operations, less taxes                           -                    -                 -          (2,102)

Extraordinary item, less taxes                                          -                 (517)                -            (606)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                             $    55,487          $    (6,892)      $   (21,657)    $    21,128
====================================================================================================================================
Per Share Data (2)

  Continuing operations                                       $      0.44          $     (0.07)      $     (0.19)    $      0.18

  Discontinued operations, less taxes                                   -                    -                 -           (0.02)

  Extraordinary item, less taxes                                        -                 0.00                 -            0.00
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                         $      0.44          $     (0.07)      $     (0.19)    $      0.16
====================================================================================================================================
Weighted average shares outstanding                               122,370              122,390           122,442         122,492
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
(thousands of dollars, except per share amounts)                                       1993 Quarter Ended
                                                             March 31(3)(4)        June  30(3)         Sept 30        Dec 31(5)
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                            $ 1,011,076          $   613,376       $   457,087     $   868,026
------------------------------------------------------------------------------------------------------------------------------------
Gross profit (1)                                              $   344,434          $   217,805       $   193,022     $   293,452
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                              $   139,644          $    19,416       $     2,083     $    45,855
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                      $    76,705          $    (7,991)      $   (24,561)    $    (4,218)

Extraordinary item, less taxes                                     (3,411)                   -               (56)           (381)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                             $    73,294          $    (7,991)      $   (24,617)    $    (4,599)
====================================================================================================================================
Per Share Data (2)

  Continuing operations                                       $      0.61          $     (0.08)      $     (0.22)    $     (0.05)

  Extraordinary item, less taxes                                    (0.03)                   -              0.00            0.00
------------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                         $      0.58          $     (0.08)      $     (0.22)    $     (0.05)
====================================================================================================================================
Weighted average shares outstanding                               122,258              122,256           122,346         122,357
------------------------------------------------------------------------------------------------------------------------------------

(1)  "Gross profit" is operating revenues less "Cost of natural gas purchased, net".
(2)  Earnings from continuing operations per common share is based on income (loss) from continuing operations less preferred dividend requirements, and all per share data are computed using the weighted average number of the Company's common shares outstanding during each period.
(3)  LIG was sold effective June 30, 1993, see Note 10 of Notes to Consolidated Financial Statements. LIG's operating revenues were
     $69.7 million and $81.4 million for the quarters ended March 31, 1993 and June 30, 1993, respectively, and its operating income was $2.8 million in each of the first two quarters of 1993.
(4)  Results for the first quarter of 1993 include a preliminary pre-tax gain of $26.8 million (the final gain was $23.9 million)
     from the sale of the Company's Nebraska distribution properties, see Note 10 of Notes to Consolidated Financial Statements.
(5)  Results for the fourth quarter of 1993 include a pre-tax contract termination charge of $34.2 million ($20.9 million after-tax or $0.17/share), see Note 12 of Notes to Consolidated Financial Statements.