Form 10-K, Exhibit 13
period 1995-12-31
NORAM ENERGY CORP
filed 1996-03-29
CIK 7314

                                                                      EXHIBIT 13

      FINANCIAL CONTENTS




      SELECTED FINANCIAL DATA                                               34

      MANAGEMENT ANALYSIS

      Organization and Accounting Policies                                  34

      Material Changes in the Results of Continuing Operations

              General                                                       34

              Regulatory Matters                                            35

              Change in Estimated Service Lives of Certain Assets           36

              Operating Income (Loss) by Business Unit

                      Summary Table                                         36

                      Natural Gas Distribution                              36

                      Interstate Pipelines                                  38

                      Wholesale Energy Marketing                            40

                      Natural Gas Gathering                                 42

                      Retail Energy Marketing                               43

                      Corporate and Other                                   44

              Non-Operating Income and Expense                              44

      Discontinued Operations                                               45

      Liquidity and Capital Resources                                       45

      Commitments and Contingencies                                         49

      Accounting Changes                                                    53

      Ratio of Earnings to Fixed Charges                                    53

      Debt Retirement Schedule                                              53

      Common Stock Prices and Dividends                                     53


      FINANCIAL STATEMENTS & RELATED INFORMATION

      Statement of Consolidated Income                                      54

      Consolidated Balance Sheet                                            55

      Statement of Consolidated Stockholders' Equity                        56

      Statement of Consolidated Cash Flows                                  57

      Notes to Consolidated Financial Statements                            58

      Report of Independent Accountants                                     71

      Management's Responsibility for Financial Statements                  71

      Quarterly Information                                                 72




                                                               N O R A M    33

SELECTED FINANCIAL DATA

The following data should be read in conjunction with the Company's consolidated financial statements and accompanying notes and "Management Analysis" elsewhere herein. The results of operations of Louisiana Intrastate Gas Corporation are included until its sale at June 30, 1993, see "Interstate Pipelines" under "Management Analysis" elsewhere herein. Results of operations for 1993, 1992 and 1991 include significant non-recurring charges, see "Interstate Pipelines", "Wholesale Energy Marketing" and "Regulatory Matters" under "Management Analysis" elsewhere herein. Results of operations for 1993 also include significant gains from sales of property, see Note 1 of Notes to Consolidated Financial Statements.

------------------------------------------------------------------------------------------------------------------------------------
(millions of dollars, except per share amounts)                      1995          1994          1993           1992          1991
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                                  $2,964.7      $2,857.9      $2,988.3      $2,782.2      $2,759.2
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                   $   65.5      $   51.3      $   39.9      $    6.2      $   16.5
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations per common share (1)       $   0.47      $   0.36      $   0.26      $  (0.01)     $   0.08
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                        $3,666.0      $3,561.5      $3,727.8      $4,059.0      $4,806.9
------------------------------------------------------------------------------------------------------------------------------------
Long-term obligations                                               $1,474.9      $1,414.4      $1,629.4      $1,783.1      $1,551.5
------------------------------------------------------------------------------------------------------------------------------------
Dividends per common share                                          $   0.28      $   0.28      $   0.28      $   0.48      $   1.08
------------------------------------------------------------------------------------------------------------------------------------

(1) Computed after reduction for the preferred dividend requirement of $7.8 million in each year.

MANAGEMENT ANALYSIS

ORGANIZATION AND ACCOUNTING POLICIES

NorAm Energy Corp., referred to herein together with its consolidated subsidiaries and divisions (all of which are wholly owned) as "NorAm" or "the Company", principally conducts activities in the natural gas industry, including gathering, transmission, marketing, storage and distribution which, collectively, account for in excess of 90% of the Company's total revenues, income or loss and identifiable assets. The Company also makes certain non-energy sales and provides certain non-energy services, principally to certain of its retail natural gas distribution customers, see "Retail Energy Marketing" under "Material Changes in the Results of Continuing Operations" elsewhere herein. The Company's activities historically have been limited to the 48 contiguous states, principally Texas, Louisiana, Mississippi, Arkansas, Oklahoma, Missouri and Minnesota, although the Company is evaluating opportunities for international investment as discussed following. A significant portion of the Company's activities are subject to rate regulation, see "Regulatory Matters" elsewhere herein. The Company previously conducted operations in the oil and gas exploration and production and radio communications businesses which were discontinued in 1992 and 1991, respectively. In recent years, the Company has engaged in several transactions with respect to its distribution properties and completed the sale of Louisiana Intrastate Gas Corporation on June 30, 1993. For additional information on these matters, see the discussions by business unit under "Material Changes in the Results of Continuing Operations" and "Discontinued Operations" following.

        The Company changed its method of accounting for postemployment benefits and postretirement benefits as of January 1, 1992 and 1993, respectively, see "Accounting Changes" elsewhere herein. The Company expects that it will adopt the "disclosure only" option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", see
Note 6 of Notes to Consolidated Financial Statements. The Company recorded an impairment of certain assets in conjunction with its discontinuance of the application of specialized regulatory accounting principles to its NorAm Gas Transmission Company subsidiary ("NGT") at December 31, 1992, see "Interstate Pipelines" under "Material Changes in the Results of Continuing Operations" elsewhere herein. The Company currently does not expect to record further impairments as a result of its initial adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which is effective for fiscal years beginning after December 15, 1995, although SFAS 121 requires that assets be evaluated for impairment on an ongoing basis (as indications of possible impairment are noted) and, therefore, changing circumstances could result in impairments at some future date. The reader is directed to Note 1 of Notes to Consolidated Financial Statements for a discussion of the Company's other significant accounting policies.

MATERIAL CHANGES IN THE RESULTS
OF CONTINUING OPERATIONS

GENERAL

The Company previously has segregated its business activities into "Distribution" and "Pipeline" when reporting its results of operations. In recognition of changes within the natural gas industry and the manner in which the Company manages its portfolio of businesses, and in order to facilitate a more detailed understanding of the various activi-





34    N O R A M
ties in which the Company engages, the Company has further broken down its results of operations into (1) Natural Gas Distribution, (2) Interstate Pipelines, (3) Wholesale Energy Marketing, (4) Natural Gas Gathering, and (5) Retail Energy Marketing and is evaluating opportunities for international investment as discussed following. The Company's results of operations are seasonal due to weather-related fluctuations in the demand for and price of natural gas although, as discussed following and elsewhere herein, (1) the Company has obtained rate design changes in its rate-regulated businesses which generally have reduced the sensitivity of the Company's earnings to seasonal weather patterns and further such changes are anticipated and (2) the Company is seeking to derive a larger portion of its earnings from businesses which exhibit less earnings seasonality.
        Since the Company's December 1992 sale of its oil and gas exploration and production business, the Company's operations principally have been rate regulated. While these businesses have been subjected to varying levels of competition through changes in the form of regulation (and further such changes are anticipated), in general, they continue to be regulated on a cost-of-service basis and the potential for growth in earnings and increased rates of return is limited. The Company seeks to improve its returns from these businesses through increased efficiency, aggressive marketing and by rate initiatives which allow these businesses to compete more effectively and retain more of the value added through improved operations and expanded services.
        The Company believes that its greatest potential for significant increases in overall profitability lies in those businesses which are, in some instances, subject to regulation as to the nature of services offered, the manner in which services are provided or the allocation of joint costs between cost-of-service regulated and other operations, but are not generally subject to direct regulation as to the rates which may be charged. Such operations are sometimes referred to herein for convenience as "unregulated". The Company has undertaken to separate its strategically significant unregulated activities into discrete management units and to formulate plans for increasing the future financial contribution from these businesses. The Company expects to (1) expand both the range of products and services offered by these businesses and the geographic areas served and (2) increase the percentage of the Company's overall earnings derived from these activities.
        In addition, the Company is investigating opportunities for international investment. To date, the Company's efforts have focused on opportunities emerging in Latin America due to privatization initiatives currently underway in a number of countries, as well as broad-based efforts to encourage international investment. While such investments involve increased risks such as political, economic or regulatory instability and foreign currency exchange rate fluctuations, the Company believes that, together with carefully selected partners (both within the target countries and otherwise), it can effectively apply its natural gas industry expertise to selected projects in Latin America, thereby increasing its overall returns on invested capital while keeping the increased risk within acceptable limits. In general, the international investment is expected to build up gradually over a period of years as the Company (1) identifies and creates working relationships with strategic business partners, (2) selects projects which meet its risk/return requirements, (3) develops specific country experience and (4) in some cases, increases its investment in specific projects as facilities are constructed, see "Capital Expenditures - Continuing Operations" under "Net Cash Flow from Investing Activities" elsewhere herein.

REGULATORY MATTERS
        In general, the Company's interstate pipelines are subject to regulation by the Federal Energy Regulatory Commission ("the FERC"), while its distribution operations are subject to regulation at the state or municipal level. Historically, all of the Company's rate-regulated businesses have followed the accounting guidance contained in Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). The Company discontinued application of SFAS 71 to NGT effective with year-end 1992 reporting, see "Interstate Pipelines" elsewhere herein. As a result of the continued application of SFAS 71 to Mississippi River Transmission Corporation ("MRT") and the Company's distribution operations, the Company's consolidated financial statements contain certain assets and liabilities which would not be recognized by unregulated entities. In addition to regulatory assets related to postretirement benefits other than pensions, the Company's only other significant regulatory asset is related to anticipated environmental remediation costs, see Note 5 of Notes to Consolidated Financial Statements and "Commitments and Contingencies" elsewhere herein. Following are recent significant regulatory actions and developments.
        In August 1994, NGT filed at the FERC for a $42.5 million annual rate increase, with increased rates becoming effective in February 1995, subject to refund. During the second and third quarters of 1995, NGT conducted several conferences with the relevant parties. These conferences led to a settlement of the rate case, which settlement was filed at the FERC in September and approved by a FERC order ("the Order") in January 1996. The Order terminated the rate proceeding and retroactively established rate levels for NGT's services as of February 1995. NGT received an increase of approximately $22 million, 52% of the filed request, and the resulting refunds were not in excess of amounts previously accrued. The Order also included a moratorium on certain rate design changes (zone rates) until January 1998, and NGT has no obligation to file another rate case.
        During 1995, MRT made various filings to recover approximately $12.9 million of gas supply realignment ("GSR") costs. Pursuant to the terms of a FERC settlement, MRT expects to recover approximately $11.5 million of such GSR costs. The recovery period for these costs ends on June 30, 1996.





                                                                 N O R A M    35

     Effective June 1, 1995, Minnegasco implemented final rates resulting from Minnegasco's 1993 Minnesota rate case filing. Minnegasco received an annual rate increase of $7.1 million in comparison to the previously granted interim increase of $14.6 million, which difference had been substantially reserved. Minnegasco has appealed, to the Minnesota Supreme Court, the Minnesota Public Utilities Commission's decisions that (1) Minnegasco's unregulated appliance sales and service operations pay the regulated distribution operations a fee for the use of Minnegasco's name, image and reputation and (2) a portion of the cost of responding to certain gas leak calls not be allowed in regulated rates. The Supreme Court's decision is expected during 1996. In August 1995, Minnegasco filed a rate case in Minnesota including requests for (1) a $24.3 million (4.2%) annual rate increase and (2) certain changes to the recovery and accounting for environmental costs, see "Environmental Matters" under "Commitments and Contingencies" elsewhere herein. Interim rates of $17.8 million were put into effect in October 1995 subject to refund. A decision in this rate case is expected in mid-1996.
     Entex engaged in no major rate initiatives during 1995, although it was granted a total of approximately $2.3 million in annual rate increases from three of the larger cities it serves and received increases in several other jurisdictions pursuant to annual cost-of-service adjustment filings.
     In March 1995, an order was issued by the Arkansas Public Service Commission ("the APSC") approving a settlement among Arkla, the APSC and certain of Arkla's customers which provided for (1) an annual rate increase of approximately $7 million and (2) an agreement by Arkla not to file another rate application in Arkansas before June 1996. In November 1995, an APSC order was issued authorizing implementation of a Weather Normalization Adjustment ("the WNA") to be effective for a two-year pilot period beginning January 1, 1996. The WNA provides that, from November to April of each year, Arkla's Arkansas customer bills will be adjusted by 75% of any variation from normal weather. Also during 1995, Arkla received annual increases totaling $0.9 million pursuant to annual cost-of-service adjustment filings in other jurisdictions.
     Pursuant to a settlement with the APSC in June 1991, the Company was required to issue credits of $8.25 million to certain of its customers over a 12-month period and pay certain related costs. Expense of $15 million associated with this settlement is included in the Company's 1991 results of continuing operations.

CHANGE IN ESTIMATED SERVICE LIVES OF CERTAIN ASSETS
Pursuant to an updated study of the useful lives of certain assets, in July 1995, the Company changed the depreciation rates associated with certain of its natural gas pipeline and gathering assets, see "Interstate Pipelines" and "Natural Gas Gathering" elsewhere herein. This change had the effect of increasing the Company's 1995 income before extraordinary item by approximately $3.2 million ($0.03 per share) and represents an annualized increase of approximately $6.5 million ($0.05 per share).

OPERATING INCOME (LOSS) BY BUSINESS UNIT(1)

--------------------------------------------------------------------------------
(millions of dollars)                       1995          1994         1993
--------------------------------------------------------------------------------
Natural Gas Distribution                $    158.0    $   145.5     $  160.1
Interstate Pipelines                         103.8        105.4        100.6
Wholesale Energy Marketing                     4.2         (3.0)       (22.4)
Natural Gas Gathering                          8.7          5.6            - (2)
Retail Energy Marketing                       22.2         18.4         15.1
Corporate and Other(3)                        (9.6)        (7.0)       (16.9)
--------------------------------------------------------------------------------
     Subtotal                                287.3        264.9        236.5
Louisiana Intrastate
     Gas Corporation(4)                          -            -          5.6
Contract Termination Charge(5)                   -            -        (34.2)
--------------------------------------------------------------------------------
     Consolidated                       $    287.3    $   264.9     $  207.9
================================================================================

(1) To the extent practicable, prior year results of operations have been reclassified to conform to the current business unit presentation, although such results are not necessarily indicative of the results which would have been achieved had the revised business unit structure been in effect during those periods. In general, transactions among business units are recorded at market prices and material affiliate transactions within business units have been eliminated.
(2) Included with "Interstate Pipelines" in 1993, see "Natural Gas Gathering" following.
(3) Includes amortization of goodwill, see Note 1 of Notes to Consolidated Financial Statements.
(4)  See "Interstate Pipelines" following.
(5)  See "Wholesale Energy Marketing" following.

NATURAL GAS DISTRIBUTION
The Company's natural gas distribution business is conducted by the Entex, Minnegasco and Arkla divisions of NorAm Energy Corp. and, historically, the Company's "Distribution" business unit has included substantially all the activities conducted by these three divisions. In recognition of the fact that certain of these activities are not subject to traditional cost-of-service rate regulation and, as such, have different risk profiles and return potentials, and in order to concentrate its similarly-targeted marketing efforts in a single business unit, certain large-volume marketing activities, including the provision of services to a number of customers previously reported with Distribution, have been aggregated and separately reported as "Retail Energy Marketing". Thus, Distribution, as presently constituted (see "Significant Distribution Property Transactions" following), consists principally of natural gas sales to and natural gas transportation for residential, commercial and a limited number of industrial customers, substantially all of which are located behind the "city gate" and subject to traditional cost-of-service rate regulation, see "Regulatory Matters" and "Retail Energy Marketing" elsewhere herein.



36    N O R A M

SIGNIFICANT DISTRIBUTION PROPERTY TRANSACTIONS

--------------------------------------------------------------------------------------------------
(dollars in millions)
                                                       Acquired
                                                     (Surrendered)          Cash
                                                 ---------------------     Received       Pre-tax
    Date                    Transaction          Communities/Customers     (Paid)(1)        Gain
--------------------------------------------------------------------------------------------------
Sept. 1993      Exchange with Midwest Gas:

                  Midwest - Minnesota               41       82,000

                  Minnegasco - South Dakota        (18)     (45,000)        $(38.0)           -(2)

Feb. 1993       Sale of Nebraska properties        (63)    (124,000)          93.1        $23.9(3)

Sept. 1994      Sale of Kansas properties          (14)     (23,000)        $ 23.0          N/M(4)
--------------------------------------------------------------------------------------------------

(1) In general, cash proceeds were used to retire a portion of the Company's short-term borrowings.
(2) The acquired Midwest Gas Minnesota properties were recorded at the historical cost of the Minnegasco South Dakota properties surrendered plus the cash paid; a gas plant acquisition adjustment of $14 million was recorded, for which the Company is seeking recovery through the regulatory process.
(3) Included in the accompanying Statement of Consolidated Income under the caption "Other, net". The associated tax expense was $8.7 million.
(4)     Indicates that the item is not material.

DISTRIBUTION - FINANCIAL RESULTS

-----------------------------------------------------------------------------
(millions of dollars)                  1995           1994            1993
-----------------------------------------------------------------------------
Natural gas sales                   $ 1,678.6       $ 1,769.9       $ 1,865.7
Transportation revenue                   19.1            17.6            18.7
Other revenue                            21.7            23.1            22.6
-----------------------------------------------------------------------------
  Total operating revenues            1,719.4         1,810.6         1,907.0
-----------------------------------------------------------------------------
Purchased gas cost
  Unaffiliated                          777.3           855.0           909.9
  Affiliated                            237.9           273.7           315.6
Operations and maintenance              372.0           366.6           356.7
Depreciation and amortization            90.4            86.9            81.5
Other operating expenses                 83.8            82.9            83.2
-----------------------------------------------------------------------------
  Operating income                   $  158.0       $   145.5       $   160.1
=============================================================================
Average invested capital             $  940.7       $   902.2       $   907.1
=============================================================================

DISTRIBUTION - OPERATING STATISTICS

-----------------------------------------------------------------------------
(billions of cubic feet)               1995            1994            1993
-----------------------------------------------------------------------------
Residential sales                       183.3           180.0           193.6
Commercial sales                        123.3           119.1           126.7
Industrial sales                         52.4            53.4            49.7
Transportation                           49.4            44.9            52.2
-----------------------------------------------------------------------------
  Total throughput                      408.4           397.4           422.2
=============================================================================
Arkla actual degree days                2,830           2,806           3,314
Arkla normal degree days                2,999           3,038           3,063
-----------------------------------------------------------------------------
Entex actual degree days                1,331           1,348           1,632
Entex normal degree days                1,531           1,554           1,582
-----------------------------------------------------------------------------
Minnegasco actual degree days           7,836           7,617           8,057
Minnegasco normal degree days           7,821           7,786           7,865
-----------------------------------------------------------------------------
Avg. number of customers            2,722,306       2,683,175       2,658,630
-----------------------------------------------------------------------------
Number of employees                     5,538           5,617           5,638
-----------------------------------------------------------------------------
Average sales price ($/Mcf)
  Residential                       $    5.53       $    5.99       $    5.77
-----------------------------------------------------------------------------
  Commercial                        $    4.18       $    4.66       $    4.65
-----------------------------------------------------------------------------
  Industrial                        $    2.65       $    3.00       $    3.21
-----------------------------------------------------------------------------
Annual revenues per
  residential customer              $  406.29       $  438.61       $  458.82
-----------------------------------------------------------------------------
Annual residential use
  per customer (Mcf)                    73.46           73.20           79.53
-----------------------------------------------------------------------------

1995 vs. 1994
Distribution operating income for 1995 was $158.0 million, an increase of $12.5 million (8.6%) over the $145.5 million earned in 1994. This increase reflects both decreased operating revenues and decreased operating expenses as discussed following.
     Operating revenues decreased from $1,810.6 million in 1994 to $1,719.4 million in 1995, a decrease of $91.2 million (5.0%), principally due to a decline in the average cost of purchased gas, a component of the overall sales rate, from approximately $3.20/Mcf in 1994 to approximately $2.83/Mcf in 1995, a decrease of approximately $0.37/Mcf (11.6%). This unfavorable revenue impact was partially offset by (1) increases of 6.5 Bcf (1.8%) and 4.5 Bcf (10.0%) from 1994 to 1995 in total sales volumes and transported volumes, respectively, and
(2) rate increases obtained in certain jurisdictions, see "Regulatory Matters" elsewhere herein.
     "Purchased gas cost" decreased from $1,128.7 million in 1994 to $1,015.2 million in 1995, a decrease of $113.5 million (10.1%), principally due to the 11.6% decrease in the average cost of gas in 1995 as discussed preceding, partially offset by the 6.5 Bcf increase in 1995 sales volumes. Gross margin ("Natural gas sales" minus the cost of purchased gas) increased from $641.2 million in 1994 to $663.4 million in 1995, an increase of $22.2 million (3.5%), principally due to the rate increases and increased sales volumes as discussed preceding.
     Operating expenses, exclusive of purchased gas cost, increased from $536.4 million in 1994 to $546.2 million in 1995, an increase of $9.8 million (1.8%), principally due to (1) increased operations and maintenance expense due to increased costs for labor and related benefits and (2) increased depreciation expense due to increased investment, including the transfer to Distribution of certain Corporate assets during 1995.

1994 vs. 1993
Distribution operating income for 1994 was $145.5 million, a decrease of $14.6 million (9.1%) from the $160.1 million earned in 1993. This decrease reflects both reduced operating revenues and reduced operating expenses as discussed following.
     Operating revenues decreased from $1,907.0 million in 1993 to $1,810.6 million in 1994, a decrease of $96.4 million (5.1%), principally due to (1) warmer 1994 weather, 11,771 total degree days in 1994 vs. 13,003 degree days in 1993, which was largely responsible for a 21.2 Bcf (6.6%) decline in residential and commercial sales volumes and (2) a decrease in the average cost of gas of approximately $0.11/Mcf (3.3%) from $3.31/Mcf in 1993 to $3.20/Mcf in 1994 (the cost of gas is a component of the sales rate). Partially offsetting these unfavorable revenue impacts were annual rate increases implemented at various points during 1994 in Oklahoma, Arkansas and Minnesota, as well as annual cost-of-service adjustments granted in 1994 in other jurisdictions.
     "Purchased gas cost" declined by $96.8 million (7.9%) from 1993 to 1994 due to the combined effects of decreased sales volumes and the



                                                          N O R A M   37
decline in the average cost of gas as described preceding. The gross margin ("Natural gas sales" minus the cost of purchased gas) increased by approximately $1 million from 1993 to 1994, despite the decrease in sales volume, largely due to the rate increases described preceding.
     Operating expenses, exclusive of purchased gas cost, increased by $15.0 million (2.9%) from 1993 to 1994 principally due to (1) increased 1994 operations and maintenance expense due to increased costs for labor and related benefits and (2) increased depreciation expense due to increased investment.

INTERSTATE PIPELINES
The Company's interstate pipeline business is conducted by NorAm Gas Transmission Company ("NGT") and Mississippi River Transmission Corporation ("MRT"), together with certain subsidiaries and affiliates (collectively, "Pipeline"). NGT owns and operates an interstate natural gas pipeline system consisting of approximately 6,400 miles of transmission lines located in portions of Arkansas, Louisiana, Mississippi, Missouri, Kansas, Oklahoma, Tennessee and Texas, and which includes three natural gas storage facilities. MRT owns and operates an interstate pipeline system consisting of approximately 2,200 miles of transmission lines serving principally the greater St. Louis area in Missouri and Illinois, and which includes three natural gas storage facilities. The Company's natural gas gathering activities subsequent to 1993 and wholesale energy marketing activities for all periods, previously included with Pipeline, are now separately reported, see "General", "Wholesale Energy Marketing" and "Natural Gas Gathering" ("NFS") elsewhere herein. The Company has an agreement with ANR Pipeline Company for the lease of certain transmission capacity, see "Transportation Agreement" under "Commitments and Contingencies" elsewhere herein.

     In recognition of the economic impact of ratemaking, the Company applies the provisions of SFAS 71 to MRT, and also applied these provisions to NGT until December 31, 1992. As changes in NGT's economic and regulatory environment began to subject NGT to increasing competitive pressures with an associated decrease in earnings, the Company undertook an analysis and determined that it was unlikely that it could take steps, through the regulatory process or otherwise, that would cause NGT to return to a situation in which collection of its traditional cost-based rates was probable. Accordingly, at December 31, 1992, the Company ceased to apply the provisions of SFAS 71 to NGT and, pursuant to the provisions of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises" "Accounting for the Discontinuance of Application of FASB Statement No. 71", the Company (1) wrote-off those NGT assets which would not be recorded by unregulated enterprises, principally amounts deferred pursuant to FERC Order 528 ($237.9 million), (2) wrote down certain assets to the lower of cost or market ($27.0 million), (3) accrued for cost in excess of expected recovery for certain gas purchase contracts for which recovery could no longer be anticipated through regulatory mechanisms ($19.9 million) and (4) wrote down certain of its gathering assets pursuant to impairment guidelines applicable to unregulated enterprises ($29.7 million). This pre-tax charge of $314.5 million ($195.0 million after-tax) is included in the Company's 1992 Statement of Consolidated Income under the caption "Extraordinary item, less taxes". This charge had no effect on NGT's ability to include the underlying costs in its regulated rates and did not affect its efforts to collect such rates from its customers.
     In June 1993, the Company completed the sale of its intrastate pipeline business as conducted by Louisiana Intrastate Gas Corporation ("LIG") to Equitable Resources, Inc. ("Equitable") for $191 million in cash, and agreed to indemnify Equitable against certain exposures, for which the Company has established reserves equal to expected claims under the indemnity. The following data and related discussion exclude LIG's results of operations for the six months ended June 30, 1993, during which period LIG earned $5.6 million of operating income on total throughput of 103.4 million MMBtu.
     In February 1996, Pipeline announced a reorganization plan which resulted in the elimination of a total of approximately 275 positions at NGT and MRT. The reorganization plan is intended to allow Pipeline to operate more efficiently, improving its ability to compete in its market areas. The Company expects to record a first-quarter 1996 charge of less than $20 million associated with the reorganization plan, which amount is expected to be substantially offset by the associated cost savings during 1996.
     NGT and MRT are regulated by the FERC (see "Regulatory Matters" elsewhere herein) and implemented "unbundled" services pursuant to FERC Order 636 ("Order 636") in September and November 1993, respectively. Certain financial line items and statistics are not comparable before and after these dates due, in part, to the election of many customers to switch from sales to transportation service which has the effect of transferring revenues from sales to transportation and removing the cost of gas from both revenues and expenses.
     As indicated in the accompanying table, Pipeline had revenues of $160.9 million, $171.6 million and $258.8 million in 1995, 1994 and 1993, respectively, from sales to and transportation for Distribution, representing 46.4%, 42.8% and 42.9% of Pipeline's total operating revenues in these respective years. Throughput associated with Distribution was approximately 15% of Pipeline's total throughput in each year presented. These services are provided pursuant to contractual arrangements, some of which are scheduled to expire in 1996. The Company currently expects that services will continue to be provided by Pipeline to Distribution in a manner which will not result in a material and continuing decrease in Pipeline's earnings in comparison to the historical trend, although negotiations are not yet completed and changes in these arrangements are subject to regulatory approval. In addition, during 1995, Pipeline had revenues of approximately $58 million, approximately 16.7% of Pipeline's total operating revenues, from sales to and transportation for Laclede Gas Company (the local gas distribution company which serves the greater St. Louis, Illinois area) pursuant to several long-term firm transportation and storage agreements which expire in 1999.



38   N O R A M

INTERSTATE PIPELINES - FINANCIAL RESULTS

----------------------------------------------------------------------------
(millions of dollars)                     1995          1994          1993
----------------------------------------------------------------------------
Natural gas sales
  Sales to Distribution                 $  64.9       $  71.5      $   218.3
  Sales for resale and other               35.9          90.9          233.0
----------------------------------------------------------------------------
     Total gas sales revenue              100.8         162.4          451.3
----------------------------------------------------------------------------
Transportation revenue
  Distribution                             96.0         100.1           40.5
  Unaffiliated                            149.9         138.1          110.9
----------------------------------------------------------------------------
    Total transportation
      revenue                             245.9         238.2          151.4
----------------------------------------------------------------------------
    Total operating revenues              346.7         400.6          602.7
----------------------------------------------------------------------------
Purchased gas cost                         87.5         148.1          306.2
Operations and maintenance                 61.8          52.7           85.9
Depreciation and amortization              33.7          36.7           43.2
General, administrative and other          59.9          57.7           66.8
----------------------------------------------------------------------------
  Operating income                      $ 103.8       $ 105.4      $   100.6
============================================================================
Average invested capital                $ 832.7       $ 931.0      $ 1,040.6
============================================================================

INTERSTATE PIPELINES - OPERATING STATISTICS

----------------------------------------------------------------------------
(million MMBtu)                           1995          1994          1993
----------------------------------------------------------------------------
Natural gas sales
  Sales to Distribution                   29.6           28.3           49.2
  Sales for resale and other              49.9           34.9           65.9
----------------------------------------------------------------------------
    Total sales                           79.5           63.2          115.1
----------------------------------------------------------------------------
Transportation
  Distribution                           111.3           99.3           85.7
  Other                                  863.0          732.5          694.4
----------------------------------------------------------------------------
    Total transportation                 974.3          831.8          780.1
----------------------------------------------------------------------------
      Elimination(1)                     (77.5)         (59.9)         (24.2)
----------------------------------------------------------------------------
    Total throughput                     976.3          835.1          871.0
============================================================================
Average transportation margin
  ($/MMBtu)                            $ 0.268        $ 0.305        $ 0.210
----------------------------------------------------------------------------

(1) When sold volumes are also transported by Pipeline, the throughput statistics will include the same physical volumes in both the sales and transportation categories, requiring an elimination to prevent the overstatement of actual total throughput. No elimination is made for volumes of 196.6 million MMBtu, 145.8 million MMBtu and 158.2 million MMBtu in 1995, 1994 and 1993, respectively, which were transported on both the NGT and MRT systems.

1995 vs. 1994
Pipeline operating income for 1995 was $103.8 million, a decrease of $1.6 million (1.5%) from the $105.4 million earned in 1994, reflecting a decrease of $5.0 million at MRT, partially offset by an increase of $3.4 million at NGT.
The decrease in MRT's earnings was largely due to the non-recurring 1994 positive impact of adjustments related to regulatory issues (approximately $3.2 million) and materials inventories (approximately $1.6 million). The improvement in NGT's operating income was due to several factors including (1) the positive impact of the 1995 rate case, (2) increased transportation revenues, (3) a decrease in depreciation expense due to a change in the depreciation rates associated with certain NGT assets, see "Change in Estimated Service Lives of Certain Assets" elsewhere herein and (4) a favorable adjustment to purchased gas cost as discussed following. These favorable NGT variances were partially offset by the inclusion, in 1994 operating results, of a favorable adjustment of approximately $4.0 million related to settlement of a rate case. For additional information on regulatory issues, see "Regulatory Matters" elsewhere herein.
     Revenues from "Sales to Distribution" and "Sales for resale and other" decreased from 1994 to 1995 by $6.6 million (9.2%) and $55.0 million (60.5%), respectively. The former reduction is largely due to a 16% reduction from 1994 to 1995 in spot gas prices (a component of the sales rate), while the latter reduction is largely due to the sale in 1994, at cost, of approximately $50.5 million of gas in storage inventory by MRT to its customers in conjunction with implementation of services under Order 636.
     Transportation revenues from Distribution decreased by $4.1 million (4.1%) from 1994 to 1995 primarily due to (1) the favorable rate case adjustment as described preceding and (2) Distribution affiliate volumes subject to the "Capacity Release" program whereby volumes dedicated to the Distribution affiliate are released (and billed) to third-party shippers. This program results in a shift of these revenues from Distribution to unaffiliated revenues. Additionally, 1994 transportation revenues from Distribution include revenues related to services in the state of Kansas, which properties were sold by a distribution affiliate in September 1994 and, accordingly, are not included in 1995 revenues. Unaffiliated transportation revenue increased by $11.8 million (8.5%) primarily due to the shift from Distribution revenues mentioned previously and incremental third-party transportation volumes which increased by
130.5 million MMBtu (17.8%). The average transportation margin decreased by $0.037/MMBtu due to market forces which affect the differential in the delivered price of gas at various points in the nation's natural gas delivery grid.
     Total purchased gas cost decreased by $60.6 million (40.9%) from 1994 to 1995 principally due to the transfer of storage gas to customers in 1994 and the reduction in the 1995 average market price of gas as discussed preceding. In addition, 1995 purchased gas cost includes approximately $2.0 million of NGT fuel usage in excess of tariff-allowed fuel recoveries from customers. Under the present rate settlement, the fuel recovery percentage is adjusted each May and November, including a provision for over or under recovery of fuel used in the previous six-month period. The decrease in 1995 gas prices discussed preceding also adversely affected the 1995 margin on gas sales due to purchases under certain contracts which do not vary directly with spot market prices, although 1995 purchased gas cost also includes a favorable adjustment of approximately $2.5 million resulting from the securing of supplies of gas at lower than expected prices for delivery to Distribution under a fixed-price sales commitment, see "Credit Risk and Off-Balance-Sheet Risk" under "Commitments and Contingencies" elsewhere herein.



                                                                 N O R A M   39

     "Operations and maintenance" expense ("O&M") increased by $9.1 million (17.3%) from 1994 to 1995 due to a number of factors including a $5.7 million increase in transportation expense. Approximately $2.1 million of the increase in transportation expense is related to transportation fees paid to NFS. The gathering assets of NGT were transferred to NFS effective February 1, 1995 (see "Natural Gas Gathering" elsewhere herein) and, subsequent to this date, a transportation fee is paid to NFS for gas purchased by NGT at the wellhead and delivered to NGT through NFS's gathering systems. The remainder of the variance in transportation expense principally relates to payments to the Gas Research Institute, which amounts are collected from customers through a surcharge, thereby offsetting the expense through increased transportation revenues. Prior to the middle of 1995, these payments were recorded as a "flow through" with no effect on income or expense. Other factors contributing to the increase in 1995 O&M include (1) a non-recurring 1994 transfer to inventory of approximately $1.6 million of cost previously expensed, (2) approximately $2.7 million of 1995 expense resulting from a FERC compliance audit, (3) increased 1995 labor cost principally due to a reduction in labor charged to capital projects and (4) the write-off of certain clearing account balances. These negative variances were partially offset by reduced 1995 bad debts expense.
     "Depreciation and amortization" decreased by $3.0 million (8.2%) from 1994 to 1995 principally due to the previously mentioned change in the estimated service lives of certain NGT assets. This change was effective in July 1995, reduced 1995 depreciation expense by $3.4 million and represents an annualized expense decrease of $6.8 million.
     "General, administrative and other" increased by $2.2 million (3.8%) from 1994 to 1995. Increased general and administrative expense accounts for $1.0 million (45.5%) of the increase, with the remainder primarily due to increased property taxes reflecting higher 1995 millage rates in certain taxing jurisdictions.

1994 vs. 1993
The 1993 tabular data presented preceding includes the results of operations of NGT's natural gas gathering activities which were transferred to NFS in February 1995, see "Natural Gas Gathering" elsewhere herein. During 1993, the Company estimates that these activities contributed approximately $2.7 million of operating income to Pipeline's operating results, although the integrated nature of these operations during 1993 makes any such calculation problematic. To the extent practicable, the following discussion of significant changes in year-to-year operating results excludes the impact of the removal of the results of operations for the transferred gathering business.
     Operating income for 1994 was $105.4 million, an increase of $7.5 million (7.7%) over the $97.9 million earned in 1993 (exclusive of gathering as discussed preceding). Approximately $3.0 million (40.0%) of this increase is due to improved margins on gas sales and transportation services, principally due to regulatory matters as discussed preceding, with the remainder largely due to reduced operating expenses as discussed following.
     "Sales to Distribution" and "Sales for resale and other" decreased by $146.8 million (67.2%) and $138.7 million (60.4%) from 1993 to 1994, respectively, while "Purchased gas cost" decreased by $158.1 million (51.6%), principally due to the previously discussed effects of the implementation of Order 636. Also contributing to the reduction in "Sales to Distribution" was a non-recurring one-time sale by NGT of approximately $28.5 million of gas in storage, at cost, to a distribution affiliate. Transportation revenues from Distribution and "Other transportation revenues" increased by $59.6 million (147.2%) and $44.2 million (47.1%), respectively, primarily due to restructured services under Order 636. Although transportation volumes increased by only 6.6% in 1994, transportation revenues increased by 77.2% largely due to the implementation of straight fixed variable rate design ("SFV"). Under SFV, a larger portion of total costs are included in the demand component of the transportation rate. Accordingly, when volumes actually transported are less than the contract demand level, revenues will be higher for the same volume than under the prior rate design.
     "Operations and maintenance" expense decreased by $26.6 million (33.5%) from 1993 to 1994, principally due to a $27.1 million decrease in transportation expense paid to third-party pipelines, partially offset by higher labor and other operating supplies and expenses. The reduced third-party transportation expense is largely due to interstate pipeline customers making their own transportation arrangements with third parties for gas sourced off-system, which cost was previously expensed by Pipeline and recovered through the overall sales rate.
     "General, administrative and other" decreased by $4.5 million (7.2%) from 1993 to 1994, principally due to (1) a non-recurring $2.0 million payment in 1993 for certain severance costs and (2) a $1.9 million reduction in 1994 taxes other than income. The reduction in taxes other than income is largely due to reduced property taxes resulting from restructured services under Order 636, pursuant to which Pipeline no longer owns the majority of gas in its storage facilities. In addition, Pipeline recognized reductions in ad valorem taxes as a result of the spindown of NGT as a separate subsidiary of NorAm in March 1993.

WHOLESALE ENERGY MARKETING
The Company's marketing of natural gas and risk management services to natural gas resellers and certain large volume industrial consumers is principally conducted by NorAm Energy Services, Inc., together with certain affiliates (collectively, "NES"). NES, previously reported as a part of Pipeline, historically has operated primarily in those states served by the NGT and MRT systems but recently has had significant sales in various other states as it seeks to extend its activities throughout North America. In addition, in recent periods, NES has begun to market electricity in wholesale markets.
     To minimize the risk from market fluctuations in the price of natural gas and transportation, the Company, generally through NES, enters into futures transactions, swaps and options in order to hedge certain commitments to buy, sell and transport natural gas. Some of these financial instruments carry off-balance-sheet risk, see "Credit Risk and Off-Balance-Sheet Risk" under "Commitments and


40   N O R A M

Contingencies" elsewhere herein. Gains and losses resulting from changes in the market value of the various financial instruments utilized as hedges are deferred and recognized as a component of expense when the physical volumes are purchased, sold or transported under the relevant contracts.

WHOLESALE ENERGY MARKETING - FINANCIAL AND OPERATING RESULTS

---------------------------------------------------------------------------------
(millions of dollars, except as noted)   1995          1994             1993
---------------------------------------------------------------------------------
Natural gas sales
   Unaffiliated sales                 $   771.4     $   537.4        $   386.2
   Sales to Distribution                   71.1          75.0             44.6
   Sales to Pipeline                       57.1          29.3             97.1
   Other affiliated sales                   5.8           5.7              2.8
--------------------------------------------------------------------------------
   Total gas sales revenue                905.4         647.4            530.7
--------------------------------------------------------------------------------
Electricity sales                          12.2           0.8                -
Other operating revenues                    0.8           1.2              0.8
--------------------------------------------------------------------------------
    Total operating revenues              918.4         649.4            531.5
--------------------------------------------------------------------------------
Purchased gas costs
    Unaffiliated                          787.9         574.5            487.5
    Affiliated                             62.3          31.0             30.3
Transportation and storage expense         43.2          38.0             29.4
Electricity purchases and
    transmission costs                     11.5           0.7                -
--------------------------------------------------------------------------------
    Operating margin                       13.5           5.2            (15.7)
General and administrative                  9.3           8.2              6.7
--------------------------------------------------------------------------------
    Subtotal                                4.2          (3.0)           (22.4)
Contract termination charge(1)                -            -              34.2
--------------------------------------------------------------------------------
    Operating income (loss)           $     4.2     $    (3.0)        $  (56.6)
================================================================================
Natural gas sales volume (Bcf)            512.8         317.9            244.7
Average sales margin ($/Mcf)          $   0.026     $   0.016         $    N/A
--------------------------------------------------------------------------------

(1) In December 1993, the Company completed a comprehensive settlement agreement ("the Settlement") with certain subsidiaries of Samson Investment Company ("Samson"), terminating or modifying a number of outstanding contractual arrangements, including the Company's obligation to pay a reservation fee for the right to purchase certain quantities of gas at market prices through 1999, see the discussion following. The Settlement resulted in a $34.2 million pre-tax charge to earnings, set forth in the Company's Statement of Consolidated Income for 1993 as "Contract termination charge".

1995 vs. 1994
Operating income for NES improved from a loss of $3.0 million in 1994 to income of $4.2 million in 1995, an increase of $7.2 million. This improvement reflected both increased operating revenues and increased operating expenses as discussed following.
     Operating revenues increased from $649.4 million in 1994 to $918.4 million in 1995, an increase of $269.0 million (41.4%), principally due to an increase of 194.9 Bcf (61.3%) in natural gas sales volumes, partially offset by a decrease of approximately $0.271/Mcf (13.3%) from 1994 to 1995 in the average natural gas sales price. The increase in 1995 natural gas sales volumes was principally due to an increased staff of marketers executing a more nationally focused marketing effort with an emphasis on increasing market share, principally targeting end-use customers in the industrial, local distribution and electric generation sectors. The decline in the average sales price of natural gas from 1994 to 1995 principally was reflective of market conditions which produced a general decline in spot market prices (the cost of gas is a component of the overall sales rate).
     "Purchased gas costs" increased from $605.5 million in 1994 to $850.2 million in 1995, an increase of $244.7 million (40.4%), principally due to the increased 1995 sales volume as discussed preceding, partially offset by a decline of approximately $0.247/Mcf (13.0%) from 1994 to 1995 in the average cost of purchased gas. This decline in the average cost of purchased gas was principally due to a general decline in spot market prices as discussed preceding and, to a lesser extent, the increased use of risk management strategies to obtain lower-cost term natural gas supplies. "Transportation and storage expense" increased from $38.0 million in 1994 to $43.2 million in 1995, an increase of $5.2 million (13.7%), principally in support of the increased level of sales as discussed preceding. "Electricity sales" and "Electricity purchases and transmission costs" of $12.2 million and $11.5 million, respectively, in 1995 represented increases of $11.4 million and $10.8 million, respectively from 1994. During 1995, NES increased both its emphasis on electricity sales and its electric marketing staff in anticipation of increased access to electric power markets.
     The operating margin increased from $5.2 million in 1994 to $13.5 million in 1995, an increase of $8.3 million (159.6%), reflective of both an increase in total sales volume as discussed preceding and an increase in the average sales margin. The increase in the average sales margin from $0.016/Mcf in 1994 to $0.026/Mcf in 1995, an increase of $0.01/Mcf (62.5%), was principally due to the more intense and focused marketing efforts as discussed preceding, together with increased use of risk management capabilities and expanded use of cyclable storage.
     The increase of $1.1 million (13.4%) in "General and administrative" from 1994 to 1995 was principally due to staffing increases made in support of the increased level of 1995 sales activity as discussed preceding.

1994 vs. 1993
Operating income improved from a loss of $22.4 million (before the "Contract termination charge") in 1993 to a loss of $3.0 million in 1994, an improvement of $19.4 million, reflecting both increased operating revenues and increased operating expenses as discussed following.
     Operating revenues increased from $531.5 million in 1993 to $649.4 million in 1994, an increase of $117.9 million (22.2%), principally due to an increase of 73.2 Bcf (29.9%) in natural gas sales volumes, partially offset by a decrease of approximately $0.132/Mcf (6.1%) in the average natural gas sales price from 1993 to 1994. The increased sales volumes principally reflected a more aggressive marketing program which resulted in (1) increased sales in the mid-continent region with focus on industrial, local distribution and electric generation markets and (2) limited penetration into local distribution markets in the Northeast. The decline in the average sales price for natural gas


                                                                  N O R A M   41
from 1993 to 1994 principally was reflective of market conditions which produced an overall decline in the spot market price of natural gas. Additionally, "Sales to Pipeline" of $29.3 million in 1994 represented a decline of $67.8 million from 1993 principally due to the November 1993 implementation of Order 636 by MRT (see "Interstate Pipelines" elsewhere herein), which substantially eliminated its gas merchant function. MRT had previously purchased a significant portion of its system supply gas from NES.
     Purchased gas cost increased from $517.8 million in 1993 to $605.5 million in 1994, an increase of $87.7 million (16.9%), principally due to the increased sales volume as discussed preceding, partially offset by a decline of $0.211/Mcf (10.0%) in the average cost of gas from 1993 to 1994. In addition, the cost of purchased gas for 1993 includes approximately $10.0 million attributable to a reservation fee which was discontinued at December 31, 1993 as discussed preceding. "Transportation and storage expense" increased from $29.4 million in 1993 to $38.0 million in 1994, an increase of $8.6 million (29.3%), principally in support of the increased sales volume as discussed preceding.
     The operating margin improved from a loss of $(15.7) million in 1993 to income of $5.2 million in 1994, an improvement of $20.9 million, principally due to the increased sales volume and discontinuance of a reservation fee as discussed preceding. In addition, the average sales margin in 1994 reflected a smaller negative impact associated with purchases under certain fixed-price gas purchase contracts.
     The increase of $1.5 million (22.4%) in "General and administrative" from 1993 to 1994 was principally due to increases in staffing made in support of the increased sales activity as discussed preceding.

NATURAL GAS GATHERING
On February 1, 1995, pursuant to a "spindown" order from the FERC, the Company transferred the natural gas gathering assets of NGT into the Company's wholly-owned subsidiary, NorAm Field Services Corp. ("Field Services"). These assets consist principally of approximately 3,500 miles of gathering pipelines which collect gas from more than 200 separate systems located in major producing fields in Oklahoma, Louisiana, Arkansas and Texas. Field Services is not generally subject to cost-of-service regulation, although the spindown order required that it offer to continue any preexisting gathering services generally under the terms of NGT's tariff, including the applicable stated maximum gathering rate of $0.1417/MMBtu for a two-year period ("the Default Contract"), except to the extent that separate terms and conditions have been negotiated. While various parties, including Field Services, have appealed certain of the FERC's findings and the case is pending before the D.C. Circuit Court of Appeals, if the Default Contract provisions are not reversed in the interim, Field Services will be unable to realize the full market value for certain of its services until February 1, 1997. Competition from other gatherers, including pipelines and producer-owned facilities, remains high in this segment of the business. The Company, nevertheless, expects that efforts will be made in certain states to enact legislation to regulate gathering rates and services but the Company currently expects that any such efforts will be successful only to the extent of providing for complaint-type proceedings alleging undue discrimination or similar "light-handed" regulatory approaches.

    Natural Gas Gathering ("NFS") as presented and discussed following also includes Arkla Chemical Company which performs gas processing, liquids extraction and marketing activities, generally in conjunction with certain of NFS's gathering activities. In the future, the majority of NFS's existing gas processing activities will be conducted by Waskom Gas Processing Company, a joint venture of NFS and NGC Corp. (an affiliate of Natural Gas Clearinghouse). During 1993, a significant portion of NFS's total throughput was billed together with the interstate transmission services and not separately identified in all cases. NFS's 1993 results are, therefore, not comparable with its results for 1994 and 1995 and, accordingly, have been included with Pipeline's 1993 operating results as set forth elsewhere herein.

NATURAL GAS GATHERING - FINANCIAL AND OPERATING RESULTS

-----------------------------------------------------------------------
(millions of dollars, except as noted)       1995          1994
-----------------------------------------------------------------------
Gathering revenue                          $  27.3       $  22.6
Natural gas sales                             20.2             -
Products extraction                            7.6           7.9
Other operating revenue                        1.2           2.2
-----------------------------------------------------------------------
  Total operating revenues                    56.3          32.7
-----------------------------------------------------------------------
Gas purchased, net                            20.0             -
Cost of sales                                  4.7           4.7
Operation and maintenance                     13.0          11.1
Administrative expense                         4.5           3.9
Depreciation                                   4.1           6.2
Taxes other than income                        1.3           1.2
-----------------------------------------------------------------------
  Operating income                         $   8.7       $   5.6
=======================================================================
Average invested capital                   $  97.8       $ 102.1(1)
Total throughput (Bcf)                       232.3         229.7
Margin/unit of throughput ($/MMBtu)        $ 0.136       $ 0.122
Number of receipt points                     2,887         2,871
-----------------------------------------------------------------------

(1) Balance as of December 31, 1994; the December 31, 1993 balance is not available for the computation of an average.

     During 1995, Field Services' first year as a separate subsidiary of NorAm and its first year under a revised regulatory scheme as described preceding, NFS's operating income was $8.7 million, an increase of $3.1 million (55.4%) over the $5.6 million earned in 1994. This increase was principally attributable to two factors as described following.
     Despite downward pressure from competition and low wellhead commodity prices, gross margin per unit of throughput increased from $0.122/MMBtu in 1994 to $0.136/MMBtu in 1995, an increase of $0.014/MMBtu (11.5%) largely due to new compression, nomination, balancing and marketing services provided to NFS customers. NFS's operating revenues for 1995 reflect $20.2 million of gas sales revenues (with a corresponding, though slightly smaller, amount of purchased gas cost), reflecting NFS's gas marketing and balancing activities performed in support of its gathering customers.



42   N O R A M

     Pursuant to a review of natural gas reserves both attached and proximate to NFS's gathering systems, in July 1995, NFS changed the depreciation rates associated with certain of its facilities. This change had the effect of decreasing NFS's 1995 depreciation expense by $2.0 million, and represents an annualized decrease of $4.0 million.
     Other expenses (exclusive of "Gas purchased, net" and "Depreciation") increased by approximately $2.6 million (12.4%) from 1994 to 1995, largely due to a $2.2 million increase in compression rental and related supplies and expenses incurred in support of projects to lower pressures and increase deliverability, together with additional staffing costs incurred to support the additional services as described preceding.
     NFS's total throughput increased from 229.7 Bcf in 1994 to 232.3 Bcf in 1995, an increase of 2.6 Bcf (1.1%), as increases in throughput attributable to low pressure projects and other enhanced gathering services were partially offset by approximately 6.5 Bcf of gas which was shut in by producers due to low spot market gas prices. In general, NFS's gathering business is susceptible to curtailments in production and drilling as a result of low gas prices and, to a minor extent, state proration requirements.

RETAIL ENERGY MARKETING
The Company's marketing of natural gas and related services to those industrial and commercial customers located behind the "city gate" of local gas distribution companies but not utilizing traditional "bundled" utility service, as well as certain industrial customers served by third-party pipelines on which the Company holds capacity, is principally carried out by NorAm Energy Management, together with certain affiliates (collectively, "NEM"). Certain of NEM's activities, while not subject to traditional cost-of-service rate determination, are subject to the jurisdiction of various regulatory bodies as to the allocation of joint costs between such activities and certain of the Company's regulated activities. This recently-formed business unit includes a number of activities previously included with Distribution (see "Natural Gas Distribution" elsewhere herein) and will execute the Company's plan for serving these markets more coherently and effectively. NEM had sales to five chemical facilities, operated by its largest customer and owned by a total of five customers, which collectively represented approximately 38.3 Bcf (22.6%), 11.9 Bcf (10.2%) and 7.0 Bcf (8.6%) of NEM's total gas sales volumes in 1995, 1994, and 1993, respectively.
     NEM's results of operations as presented following also include the Company's home care service activities ("HCS"), including (1) appliance sales and service, (2) home security services and (3) resale of long distance telephone service, the latter two of which businesses are essentially in a "start-up" mode. HCS's activities contributed operating income (loss) of approximately $(0.5) million, $(0.7) million and $1.1 million to NEM's overall operating results in 1995, 1994 and 1993, respectively. Appliance sales and service had $45.6 million of operating revenues during 1995, approximately 98.1% of the total operating revenues derived from HCS's 1995 activities, and provided substantially all of HCS's operating revenues in prior years. The future results of operations for these appliance sale and service activities could be affected by the outcome of certain regulatory proceedings, see "Regulatory Matters" elsewhere herein.

RETAIL ENERGY MARKETING - FINANCIAL AND OPERATING RESULTS

------------------------------------------------------------------------
(millions of dollars, except as noted)      1995       1994       1993
------------------------------------------------------------------------
Natural gas sales                         $  295.8   $  242.2   $  234.0
Transportation                                 3.5        3.6        3.3
Other, principally home
  care services                               46.6       44.7       40.3
------------------------------------------------------------------------
    Total operating revenues                 345.9      290.5      277.6
------------------------------------------------------------------------
Purchased gas costs                          270.5      220.9      218.7
Operations, maintenance,
  cost of sales and other, principally
  home care services                          46.6       45.7       40.1
General and administrative                     3.3        2.3        0.6
Depreciation and amortization                  1.9        1.9        1.7
Taxes other than income                        1.4        1.3        1.4
------------------------------------------------------------------------
    Operating income                      $   22.2   $   18.4   $   15.1
========================================================================
Natural gas sales volume (Bcf)               169.7      116.6       81.7
Average sales margin ($/Mcf)              $  0.149   $  0.183   $  0.187
Transportation volume (Bcf)                   25.3       27.7       27.4
------------------------------------------------------------------------

1995 vs. 1994
Operating income for NEM increased from $18.4 million in 1994 to $22.2 million in 1995, an increase of $3.8 million (20.7%), reflecting both increased revenues and increased expenses. Approximately $0.2 million of the increase in operating income was attributable to a decreased operating loss at HCS, with the balance attributable to NEM's gas sales and transportation activities as discussed following.
     Operating revenues increased from $290.5 million in 1994 to $345.9 million in 1995, an increase of $55.4 million (19.1%), principally due to an increase of
53.1 Bcf (45.5%) in total sales volume, partially offset by a decrease of approximately $0.30/Mcf (15.9%) in the average cost of purchased gas (a component of the sales rate). The increase in 1995 sales volume was principally due to the addition of several new industrial customers whose operations are affiliated with those of NEM's largest customer, as well as 21.6 Bcf of additional sales to NEM's largest customer brought about by its acquisition of four large chemical plants along the Texas Gulf Coast. The decrease in the average cost of purchased gas was directly reflective of the decline in spot market natural gas prices from 1994 to 1995.
     "Purchased gas costs" increased from $220.9 million in 1994 to $270.5 million in 1995, an increase of $49.6 million (22.5%), principally due to the increase in sales volume, partially offset by the decrease in the average cost of gas as discussed preceding. The decrease in the average sales margin ("Natural gas sales" minus "Purchased gas costs" divided by "Natural gas sales volume") from $0.183/Mcf in 1994 to $0.149/Mcf in 1995 was principally due to competitive pressures in NEM's market area which frequently require that NEM accept lower

                                                                 N O R A M   43
margins in order to remain competitive in existing markets and/or acquire incremental business.

1994 vs. 1993
Operating income for NEM increased from $15.1 million in 1993 to $18.4 million in 1994, an increase of $3.3 million (21.9%), reflecting both increased revenues and increased expenses. The contribution from HCS declined from operating income of $1.1 million in 1993 to an operating loss of $0.7 million in 1994, principally due to an increased allocation of costs from Minnegasco's regulated operations pursuant to rate proceedings. This unfavorable impact was more than offset by improved results from NEM's gas sales and transportation activities as discussed following.
     Operating revenues increased from $277.6 million in 1993 to $290.5 million in 1994, an increase of $12.9 million (4.6%), principally due to an increase of
34.9 Bcf (42.7%) in total sales volume and increased HCS revenues, partially offset by a decrease of approximately $0.78/Mcf (29.2%) in the average cost of purchased gas. The increase in natural gas sales volume was principally due to the 1994 addition of both new on-system industrial customers and off-system sales. The decrease in the average cost of purchased gas generally was reflective of the decline in spot market natural gas prices from 1993 to 1994, but also reflected NEM's ability to purchase gas more competitively in support of its off-system marketing activities. The increased HCS revenues were principally due to an increase in residential service contracts.
     "Purchased gas cost" increased from $218.7 million in 1993 to $220.9 million in 1994, an increase of $2.2 million (1.0%), as the increase in 1994 sales volume was largely offset by the decline in the average cost of gas as discussed preceding.

CORPORATE AND OTHER
The $2.6 million increase in the operating loss from 1994 to 1995 was principally due to (1) the expiration of a forward oil sale agreement in June 1995, pursuant to which $1.9 million of operating income was recognized in 1994 but only $0.9 million in 1995 and (2) 1995 expenditures associated with the Company's evaluation of international investment opportunities. These unfavorable variances were partially offset by a decline in 1995 depreciation expense due to the transfer of certain Corporate assets to another business unit in early 1995.
     The $9.9 million decrease in the operating loss from 1993 to 1994 is principally due to (1) increased 1993 expense resulting from amounts accrued under certain employee benefit plans, (2) 1993 accruals for certain intercompany billings which were not contractually permitted to be recorded at their full face value by the receiving business unit, (3) a decrease in 1994 expense related to the Company's Long-Term Incentive Plan and Incentive Equity Plan and (4) the 1993 accrual of estimated costs for facilities consolidation, relocation and related expenses.

NON-OPERATING INCOME AND EXPENSE
Consolidated net income for 1995 was approximately $65.5 million, an improvement of approximately $17.4 million (36.2%) over the $48.1 million earned in 1994 while, as discussed preceding, operating income increased by $22.4 million (8.5%) during the same period. The principal reason for this $5.0 million of increased net expense below the operating income line was an increase of $21.0 million in income tax expense for 1995, reflecting an increase in both pre-tax income and the effective tax rate, see Note 2 of Notes to Consolidated Financial Statements. This unfavorable impact of increased 1995 income tax expense was partially offset by:
o A decrease of $11.4 million in 1995 "Interest expense, net" reflecting decreases in both the average level of borrowings and the weighted average interest rate, see "Net Cash Flow from Financing Activities" elsewhere herein.
o   The inclusion, in 1994 results, of $2.1 million of loss from discontinued operations.
o Decreased 1995 expense of approximately $1.4 million and $1.1 million attributable to "Other, net" and "Extraordinary item, less taxes", respectively.

Consolidated net income for 1994 was approximately $48.1 million, an improvement of approximately $12.0 million (33.2%) over the $36.1 million earned in 1993 while, as discussed preceding, operating income increased by $57.0 million during the same period. The principal reasons for this $45.0 million of increased net expense below the operating income line in 1994 were as follows:
o The inclusion, in 1993 results, of approximately $42.8 million in gains from sales of property, see Note 1 of Notes to Consolidated Financial Statements.
o The increase of $10.3 million in 1994 net expense associated with miscellaneous items of non-operating revenue and expense.
o   The decrease of approximately $7.6 million in interest income from 1993 to 1994, largely due to the elimination of a note receivable as part of the comprehensive settlement agreement with Samson, see "Wholesale Energy Marketing" elsewhere herein.
o   The inclusion, in 1994 results, of $2.1 million in after-tax expense from discontinued operations, see "Discontinued Operations" following. These unfavorable impacts were partially offset by:
o A decrease of approximately $12.1 million in 1994 income tax expense, principally reflecting a decrease in the effective tax rate, see Note 2 of Notes to Consolidated Financial Statements.
o A decrease of approximately $3.0 million in "Interest expense, net" from 1993 to 1994, principally due to a decreased level of borrowing and a $0.4 million increase in the 1994 allowance for borrowed funds used during construction.
o   A decrease of approximately $2.7 million in the 1994 extraordinary loss on early retirement of debt.



44   N O R A M

DISCONTINUED OPERATIONS

EXPLORATION AND PRODUCTION
On December 31, 1992, the Company completed the sale of Arkla Exploration Company to Seagull Energy Corporation ("Seagull") for approximately $397 million in cash, the substantial portion of which was used to reduce the Company's short-term borrowings. In conjunction with the sale, the Company agreed to indemnify Seagull against certain exposures, for which the Company has established reserves equal to anticipated claims under the indemnity. In conjunction with its 1991 sale of Dyco Petroleum Company, the Company established a reserve equal to its maximum exposure under the limited indemnity provisions of the sale agreement.

RADIO COMMUNICATIONS AND ENERGY MEASUREMENT
In conjunction with the purchase of Diversified Energies, Inc. in November 1990, the Company acquired business units that conducted operations in radio communications ("Johnson") and energy measurement products and systems ("EnScan"). In early 1992, EnScan merged with Itron, Inc. ("Itron") of Spokane, Washington, a company which manufactures equipment and provides services similar and complementary to those of EnScan, resulting in an exchange of the Company's EnScan common stock for shares of Itron common stock (the "Itron Shares"). After the Company's 1994 sale of 400,000 Itron Shares and its 1995 sale of 80,000 Itron Shares, each at approximately book value (yielding cash proceeds of approximately $7.2 million and $1.4 million, respectively), at December 31, 1995, the Company's remaining Itron Shares (approximately 1.5 million) represented ownership of approximately 12.3% of the combined enterprise, which is managed by Itron. Based on price quotations on the NASDAQ, the market value (and carrying value) of the Company's investment at December 31, 1995 was approximately $50.7 million, and had increased to approximately $65.4 million at March 1, 1996, representing unrealized gains of $15.3 million (net of tax of $8.7 million) and $24.6 million (net of tax of $14.1 million), respectively, which gains are reported as a separate component of stockholders' equity. The Company intends to dispose of its remaining Itron Shares over the next several years, at times to be determined principally by economic factors in the markets available for the sale or exchange of such securities. While there are other ways in which the Company can monetize its investment in the Itron Shares, in general, the market for the Itron Shares on the NASDAQ is not sufficiently liquid to allow the Company to dispose of a significant portion of its investment in a single transaction without accepting a significant discount from the quoted price. In July 1992, the Company sold the common stock of Johnson for total consideration of approximately $40 million, approximately its book value, receiving cash proceeds of approximately $15 million at closing and retaining an investment currently valued at approximately $5 million.

UNIVERSITY SAVINGS ASSOCIATION
University Savings Association was a wholly-owned subsidiary of Entex, Inc. until its sale to a private group in May 1987, prior to the Company's February 1988 merger with Entex, see Note 1 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

INVESTED CAPITAL

-----------------------------------------------------------------------------------------------------------------------------
(millions of dollars)                                                                December 31,
                                                          1995           1994           1993           1992           1991
-----------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                 $ 1,474.9      $ 1,414.4      $ 1,629.4      $ 1,783.1      $ 1,551.5
Total equity                                                767.3          717.4          708.0          712.9          948.0
-----------------------------------------------------------------------------------------------------------------------------
  Total capitalization                                    2,242.2        2,131.8        2,337.4        2,496.0        2,499.5
Short-term debt, including current maturities               128.8          274.6          192.4          120.0          772.6
-----------------------------------------------------------------------------------------------------------------------------
  Total invested capital                                $ 2,371.0      $ 2,406.4      $ 2,529.8      $ 2,616.0      $ 3,272.1
==============================================================================================================================
Long-term debt as a percent of total capitalization         65.8%          66.3%          69.7%          71.4%          62.1%
Equity as a percent of total capitalization                 34.2%          33.7%          30.3%          28.6%          37.9%
Total debt as a percent of total invested capital           67.6%          70.2%          72.0%          72.7%          71.0%

CASH FLOW ANALYSIS
The following discussion of cash flows should be read in conjunction with the Company's Statement of Consolidated Cash Flows and the additional cash flow information provided in Note 1 of Notes to Consolidated Financial Statements.

NET CASH FLOW FROM FINANCING ACTIVITIES
The Company meets its needs for short-term financing through its revolving credit facility with a major money center bank as agent and various other commercial banks, through informal lines of credit and through a sale of receivables facility, see "Net Cash Flow from Operating Activities" following.
     In late 1995, the Company renewed, revised and extended its principal short-term credit facility ("the Facility") with Citibank, N.A. as Agent and a group of 18 other commercial banks which now provides a $400 million commitment to the Company through December 11, 1998. Borrowings under the Facility are unsecured (the stock of NGT and MRT, collateral under the prior facility, have been released) and, at the option of the Company, bear interest at various Eurodollar and domestic rates plus a credit spread, which credit spread is subject to adjustment


                                                                 N O R A M    45
based on the rating of the Company's senior debt securities. The Company pays a facility fee on the total commitment to each bank each year, currently 1/4% and subject to decrease based on the Company's debt rating, and will pay incremental rates of 1/8% to 1/4% on outstanding borrowings in excess of $200 million. Each of these fees reflects a decline from the fee under the prior facility.
     The Company had no borrowings under the Facility at December 31, 1995 or at March 1, 1996, and had $10 million of borrowings under informal lines of credit at December 31, 1995. The Company had, therefore, $400 million in capacity under the Facility at March 1, 1996, which capacity is expected to be adequate to cover the Company's current and projected needs for short-term financing. For additional information on interest rates and amounts borrowed under short-term financing agreements, see Note 3 of Notes to Consolidated Financial Statements.
     The Facility contains a provision which requires the Company to maintain a minimum level of total stockholders' equity, initially set at $675 million at June 30, 1995, and increased annually thereafter by (1) 50% of positive consolidated net income and (2) 50% of the proceeds (in excess of the first $100 million) from any incremental equity offering made after June 30, 1995. The Facility also places a limitation of $2,055 million on total debt and a limitation of $200 million on the amount of outstanding long-term debt which may be reacquired, retired or otherwise prepaid prior to its maturity. Certain of the Company's other financial arrangements contain similar provisions. Based on these restrictions, the Company had incremental capacity for debt issuance, dividends and debt reacquisitions of $416.3 million, $82.0 million and $200 million, respectively, at December 31, 1995.
     The Company's long-term debt financing is obtained through the issuance of debentures and notes and through a bank term loan as discussed following. The issuance of additional mortgage bonds is precluded by the Company's unsecured indenture dated as of December 1, 1986 with Citibank, N.A. The Company expects that as its long-term debt matures, it will be able to fund these debt retirements through additional borrowings and/or from cash provided by operations. For additional information on the Company's outstanding long-term debt securities, see Note 3 of Notes to Consolidated Financial Statements. In late 1995, the Company filed a "shelf" registration statement with the Securities and Exchange Commission pursuant to Rule 415 which will allow the Company to issue up to $500 million of a wide variety of securities (including both debt and equity) over an approximately two-year period following the March 1996 effective date of the filing.
     In August 1995, the Company issued $200 million of 7.5% five-year notes in a public offering. The proceeds were used to reduce the Company's bank borrowings, participation in its sale of receivables program and for general corporate purposes pending the October 1995 retirement, at maturity, of the Company's $150 million of 9.45% notes.
     In December 1995, the Company entered into a $150 million term loan agreement ("the Loan") with a group of 18 commercial banks and used the proceeds to redeem (at par) the $150 million of its 8% Notes due 1997. The Loan bears interest at LIBOR + 87 1/2 basis points (a rate of 6.4375% at December 31, 1995, to be reset in June 1996) and the rate is reset each 30, 60, 90 or 180 days at the option of the Company. The Loan is due in four equal principal payments in March, June, September and December of the year 2000, and may be repaid in whole or in part at any time without premium.

REACQUISITIONS OF LONG-TERM DEBT (1)

--------------------------------------------------------------------------------
(millions of dollars)
--------------------------------------------------------------------------------
                     Principal       Weighted           Premium Paid(2)
 Year Ended           Amount       Avg. Interest    ----------------------------
December 31,        Reacquired         Rate         Pre-tax      Tax Benefit
--------------------------------------------------------------------------------
   1995             $ 170.7(3)         8.2%         $ 0.08         $ (0.03)
   1994                50.4            9.8%            1.4            (0.3)
   1993             $  88.3            9.8%         $  5.5         $  (1.7)

(1) The Company will continue to evaluate its debt portfolio and may elect (subject to availability of funds, limitations contained in its revolving credit facility and constraints imposed by the terms of the individual series of debt securities) to refund/refinance additional debt as economic factors indicate, see Note 3 of Notes to Consolidated Financial Statements.
(2) Includes the write-off of any associated unamortized debt issuance cost and is reported in the Company's Statement of Consolidated Income under the caption, "Extraordinary item, less taxes".
(3) Includes $150.0 million of 8% Notes due 1997 redeemed at par as discussed preceding.

INTEREST RATE SWAPS

--------------------------------------------------------------------------------
(millions of dollars)
--------------------------------------------------------------------------------
                      Notional
                       Amount          Unrealized    Deferred     Interest Rate
                     Outstanding        Loss(1)      Gains(2)     Fixed/Floating
--------------------------------------------------------------------------------
December 31, 1992
  Additions            $ 575.0              -             -               -
  Terminations          (375.0)             -             -               -
December 31, 1993        200.0        $  (2.6)       $  5.0        5.1%/4.5%
  Additions               75.0              -             -               -
  Terminations               -              -             -               -
December 31, 1994        275.0          (18.0)          2.5        5.1%/6.7%
  Additions              100.0              -             -               -
  Terminations           (25.0)             -             -               -
December 31, 1995      $ 350.0        $  (0.8)       $  0.8        5.1%/6.6%(3)
-------------------------------------------------------------------------------

(1) Market value of swaps at date indicated.
(2) The economic value which transfers between the parties to these swaps is reported as an adjustment to the effective interest rate on the underlying debt securities and, when positions are closed prior to expiration, any material gain or loss is deferred and amortized over the period remaining in the original term of the swap. The effect of these swaps was to increase (decrease) interest expense by approximately $(4.6) million, $0.5 million and $(0.2) million in 1993, 1994 and 1995, respectively.
(3) Does not include swaps which are hedges of anticipated debt issuance as discussed following.

In recognition of the fact that the Company had unusually low levels of floating rate debt due, in large part, to the application of cash received from divestitures, beginning in 1993, the Company entered into a number of interest rate swaps which, in general, specified that the Company would pay a LIBOR-based rate on the notional amount of the swap while the counterparty (a commercial bank) paid a fixed rate, for the purpose of subjecting a reasonable portion of the Company's debt portfolio to market interest rate fluctuations. In early


46  N O R A M

1996, the Company terminated the $250 million of such swaps outstanding, resulting in no material gain or loss.
     In late 1995, the Company entered into $100 million of swaps, in which it agreed to pay a fixed rate of 5.92% on the notional amount for a 5-year period beginning in April 1997 while the counterparties pay a LIBOR-based rate, for the purpose of effectively fixing the interest rate on debt expected to be issued in 1997 for refunding purposes (see Note 3 of Notes to Consolidated Financial Statements for the maturity dates of the Company's various debt issues). In early 1996, the Company entered into additional swaps with a total notional amount of $100 million for the same period and purpose in which it agreed to pay an average fixed rate of approximately 5.78%.
     In order to take advantage of historically low rates and reduce the Company's exposure to fluctuations in market interest rates arising from its various LIBOR or A1/P1 commercial paper-based financing facilities as described elsewhere herein, in February 1996, the Company entered into two swaps of $50 million notional amount each, beginning in March and June 1996, respectively, and each of which expire at approximately year-end 1997, in which it agreed to pay an average fixed rate of 4.74% while the counterparty pays a LIBOR-based rate. The Company expects that it may enter into additional such swaps in the future.
     None of these swaps are "leveraged" and, accordingly, do not represent exposure in excess of that suggested by the notional amounts and interest rates. Off-balance-sheet credit risk exists to the extent that counterparties to these swaps may fail to perform, although all counterparties are commercial banks which are participants in the Company's revolving credit facility. The Company routinely reviews the financial condition of these banks (utilizing independent monitoring services and otherwise) and believes that the probability of default by any of these counterparties is minimal.
     The Company has equipment funding agreements ("EFA's") with affiliates of major banks which provide for the purchase of vehicles, major work equipment and, to a lesser extent, computers and other office equipment. For accounting purposes, assets subject to these EFA's receive operating lease treatment, with an initial non-cancellable term of one year. At December 31, 1995, the Company had $14.7 million of available capacity under these EFA's, and capacity under the EFA's will increase by $14 million in July 1996. The EFA's extend through July 1997 unless renewed through mutual agreement of the parties.
     Since late 1994, the Company has offered a Direct Stock Purchase and Dividend Reinvestment Plan ("the DSPP") which affords customers and other interested parties the opportunity to (1) purchase the Company's common stock ("the Common Stock") directly from the Company, avoiding brokerage fees and commissions and (2) automatically reinvest their dividends in shares of Common Stock. Sales of Common Stock under the DSPP were immaterial in 1994 and, in 1995, the Company received approximately $9.8 million (net of issuance cost of approximately $0.7 million) from such sales. The Company also has several programs pursuant to which shares of Common Stock may be issued or sold to employees or directors, see Notes 5 and 6 of Notes to Consolidated Financial Statements.
     In December 1993, the Company refunded $34 million in conjunction with the revision of an agreement for the sale of an interest in certain pipeline facilities, refunded an additional $50 million in 1995 and will refund additional amounts, see "Transportation Agreement" under "Commitments and Contingencies" elsewhere herein.
     During 1995, 1994 and 1993, the Company paid common dividends of $0.07/share each quarter, resulting in total cash expenditures of $34.5 million, $34.3 million and $34.2 million, respectively, and preferred dividends of $0.75/share each quarter, resulting in total cash expenditures of $7.8 million in each year. On March 15, 1996, the Company paid dividends of $0.07/share on common stock and $0.75/share on preferred stock.

NET CASH FLOW FROM OPERATING ACTIVITIES

1995 vs. 1994
As indicated in the accompanying Statement of Consolidated Cash Flows, "Net cash provided by operating activities" increased from approximately $303.4 million in 1994 to approximately $347.4 million in 1995. This increase of approximately $44.0 million (14.5%) was principally attributable to:
o An increase of $22.6 million in cash provided by other current liabilities in 1995 principally due to the relatively larger December 31, 1993 balance in other current liabilities which was paid in 1994.
o An increase of $18.3 million in cash provided by other current assets in 1995 principally due to the relatively larger December 31, 1994 balance in other current assets which was collected in 1995.
o An increase of $13.5 million in 1995 income before depreciation, amortization and deferred taxes.
o An increase of $8.9 million in 1995 cash provided by income taxes payable, inclusive of the utilization of tax loss carry forwards, principally due to increased 1995 current tax expense and the relatively larger December 31, 1993 balance in income taxes payable which was paid in 1994.
o An increase of $8.4 million in 1995 cash provided by miscellaneous working capital items, including a $2.9 million increase in cash provided from recoveries under gas contract disputes.
o An increase of $6.2 million in 1995 cash provided from the net of accounts receivable and accounts payable, principally due to the seasonality of the Company's businesses.
o An increase of approximately $3.4 million in 1995 cash provided by the net of discontinued operations, extraordinary items and other miscellaneous items.

These favorable impacts were partially offset by:
o   The increase of $19.8 million in cash used for deferred gas costs in
    1995 principally due to purchases of gas in advance of collections from customers.
o A decrease of $17.5 million in 1995 cash provided by inventories, principally due to the 1994 sale of the majority of MRT's gas in storage to its customers, see Note 1 of Notes to Consolidated Financial Statements.


                                                                 N O R A M    47

The Company has net operating loss carryforwards and an alternative minimum tax credit carryforward which may reduce its future income tax payments, see Note 2 of Notes to Consolidated Financial Statements.

1994 vs. 1993
As indicated in the accompanying Statement of Consolidated Cash Flows, "Net cash provided by operating activities" increased from approximately $173.4 million in 1993 to approximately $303.4 million in 1994. This increase of approximately $130.0 million (75.0%) was principally attributable to the following:
o An increase of $107.9 million from 1993 to 1994 in cash provided by the collection of accounts receivable net of accounts payable, principally as a result of the relatively larger December 31, 1993 accounts receivable balance which was collected during 1994.
o An increase of $91.9 million from 1993 to 1994 in cash provided by inventories, approximately $50.5 million of which is attributable to MRT's non-recurring sale of its gas-in-storage to its customers during 1994 as a result of implementing service pursuant to FERC Order 636, see Note 1 of Notes to Consolidated Financial Statements. The balance of the change is principally due to the normal fluctuations in December 31 gas-in-storage inventories which result from weather-related changes in the demand for natural gas.
o   An increase of $53.8 million in 1994 from income before non-cash credits and charges, discontinued operations, gains from sales of property, extraordinary items, the cumulative effect of accounting changes and utilization of tax loss carryforwards.
These favorable impacts were partially offset by:
o   A decrease of $49.4 million in cash provided from other current assets in 1994, principally due to the relatively larger December 31, 1992 balance in "Other current assets" which was collected during 1993.
o   An increase of $33.2 million in cash used for other current liabilities in 1994 principally due to the relatively larger December 31, 1993 balance which was paid in 1994.
o A decrease of $31.6 million from 1993 to 1994 in cash received from collections of deferred gas costs, due in part to Pipeline's 1993 implementation of services pursuant to FERC Order 636 as described elsewhere herein.
o   An increase of $9.4 million in cash used for miscellaneous working capital accounts in 1994, inclusive of a $2.5 million increase in cash provided from recoveries under gas contract disputes.

SALE OF RECEIVABLES

--------------------------------------------------------------------------
(millions of dollars)                             Year Ended
               December 31,                       December 31,
         ------------------------   --------------------------------------
            Amount                                  Pre-tax     Average
           Sold and                 Net Inflows      Loss      Receivables
         Uncollected   Collateral    (Outflows)     on Sale       Sold
         -----------------------------------------------------------------
1995       $ 235.0       $ 35.0       $  42.2       $ (9.8)      $ 136.6
1994         192.8         48.7         (33.6)        (7.1)        116.0
1993       $ 226.4       $ 29.0       $  13.8       $ (8.1)      $ 122.6
--------------------------------------------------------------------------

     Under an August 1995 agreement ("the Agreement") which expires in August 1996 (although the Company currently expects that it will renew the facility), the Company sells, with limited recourse and subject to a floating interest rate provision which varies with the buyer's A1/P1 commercial paper rate, an undivided interest (limited to a maximum of $235 million) in a designated pool of accounts receivable. Certain of the Company's remaining receivables serve as collateral for receivables sold, which collateral represents the maximum exposure to the Company should all receivables sold prove ultimately uncollectible. The Company has retained servicing responsibility under the Agreement for which it is paid a fee which does not differ materially from a normal servicing fee and, to the extent that the Company utilizes this facility more or less during a given period, it will experience a net cash inflow or outflow. Losses realized upon sales of receivables under the Agreement are reported in the Company's Statement of Consolidated Income under the caption "Other, net".

NET CASH FLOW FROM INVESTING ACTIVITIES
In 1994 and 1993, the Company generated significant amounts of cash through sales of property, see "Natural Gas Distribution" and "Interstate Pipelines" under "Material Changes in the Results of Continuing Operations" elsewhere herein. Also in 1994, the Company generated approximately $12.3 million from the sale of certain gas prepayments. The Company terminated virtually all of its "corporate-owned life insurance" policies during 1995, receiving cash proceeds of approximately $12.3 million. The Company generated approximately $1.4 million and $7.2 million from sales of Itron common stock in 1995 and 1994, respectively, see "Radio Communications and Energy Measurement" under "Discontinued Operations" elsewhere herein.

48   N O R A M

CAPITAL EXPENDITURES - CONTINUING OPERATIONS

--------------------------------------------------------------------------------------------------------------------------------
(millions of dollars)         (Budgeted)

                                  1996(1)           1995             1994             1993             1992              1991
--------------------------------------------------------------------------------------------------------------------------------
Natural Gas Distribution        $   120.8        $   128.4        $   120.4        $   111.4        $   105.0         $  118.4
Interstate Pipelines                 46.7             37.5             41.7             30.3             21.5            129.2
Wholesale Energy Marketing              -                -                -                -                -                -
Natural Gas Gathering(2)             14.7              6.0              5.8                -                -                -
Retail Energy Marketing               1.4              0.8              0.8              1.5              1.2              1.0
Corporate and Other                   0.7              0.9              1.7              1.1              2.1              2.4
--------------------------------------------------------------------------------------------------------------------------------
  Subtotal                          184.3            173.6            170.4            144.3            129.8            251.0
LIG(3)                                  -                -                -              1.9              5.1              4.0
--------------------------------------------------------------------------------------------------------------------------------
  Consolidated                  $   184.3        $   173.6        $   170.4        $   146.2        $   134.9        $   255.0
================================================================================================================================

(1) Does not include anticipated expenditures for international projects which the Company expects will total approximately $25 million during 1996 and, on average, will not exceed $25 million per year over the next 3-5 years.
(2) Natural Gas Gathering expenditures are included with Interstate Pipelines in 1993 and prior years, see "Natural Gas Gathering" under "Material Changes in the Results of Continuing Operations" elsewhere herein.
(3) LIG's capital expenditures are included until its sale in June 1993, see "Interstate Pipelines" under "Material Changes in the Results of Continuing Operations" elsewhere herein.

     The Company's total capital expenditures did not change significantly from 1994 to 1995, as an increase of $8.0 million (6.6%) at Distribution was partially offset by a decrease of $4.2 million (10.1%) at Pipeline. These variances are within the normal range of variation in the Company's capital spending program, although Pipeline's capital spending was significantly lower than originally budgeted for 1995 due, in large part, to a return of transmission capacity by ANR Pipeline Company, see "Transportation Agreement" under "Commitments and Contingencies" elsewhere herein. This increased capacity allowed Pipeline to cancel or postpone certain expenditures budgeted to increase throughput capacity at facilities near Perryville, Louisiana.
     Capital expenditures for 1996 are budgeted at $184.3 million, an increase of $10.7 million (6.2%) over actual 1995 expenditures, principally due to projected increases at Pipeline ($9.2 million or 24.5%) and Natural Gas Gathering ($8.7 million or 145%), partially offset by a projected decrease of $7.6 million (5.9%) at Distribution. The projected increase at Pipeline represents a return to a more normal level of spending, while the projected increase at Natural Gas Gathering is principally for well connects and projects to lower pressure and increase deliverability. The Company expects that its capital spending will be funded through internally generated funds and, if necessary, through incremental borrowings.
     The Company's capital expenditures increased from $146.2 million in 1993 to $170.4 million in 1994, an increase of $24.2 million (16.6%), reflecting increased spending at Pipeline and Distribution. The $11.4 million (37.6%) increase at Pipeline was principally associated with the Company's program to increase throughput at facilities near Perryville, Louisiana. The $9.0 million (8.1%) increase in Distribution spending was principally due to increased expenditures for facilities to serve new towns, and the impact of spending associated with the Midwest properties for all of 1994 and only part of 1993, see "Natural Gas Distribution" under "Material Changes in the Results of Continuing Operations" elsewhere herein.

COMMITMENTS AND CONTINGENCIES

CAPITAL SPENDING
At December 31, 1995, the Company had capital commitments of less than $25 million which are expected to be funded through cash provided by operations and/or incremental borrowings. The Company's other planned capital projects are discretionary in nature, with no substantial capital commitment made in advance of the actual expenditures.

DEBT RETIREMENTS AND LEASE OBLIGATIONS
The Company's debt retirement schedule for the years 1996-2000 and all years thereafter is $118.8 million, $277.0 million, $76.0 million, $200.6 million, $371.5 million and $549.8 million, respectively, see Note 3 of Notes to Consolidated Financial Statements. The Company has obligations under certain of its leasing arrangements, see Note 8 of Notes to Consolidated Financial Statements. The Company expects that, in general, its lease obligations and other miscellaneous accrued liabilities will be settled with internally generated cash and that, as its long-term debt matures, it will generally be replaced with newly-issued debt of a similar tenor, although certain of such debt retirements may be made with short-term borrowings on an interim basis until permanent refinancing is obtained.

LETTERS OF CREDIT
At December 31, 1995, the Company was obligated under letters of credit totalling approximately $31.2 million which are incidental to its ordinary business operations.

INDEMNITY OBLIGATIONS
The Company has obligations under indemnification provisions of certain sale agreements, see "Interstate Pipelines" under "Material Changes in the Results of Continuing Operations" and "Discontinued Operations" elsewhere herein.



                                                                N O R A M   49

SALE OF RECEIVABLES
Certain of the Company's receivables are collateral for receivables which have been sold, see "Sale of Receivables" under "Net Cash Flows from Operating Activities" elsewhere herein.

GAS PURCHASE CLAIMS
In conjunction with settlements of "take-or-pay" claims, the Company has prepaid for certain volumes of gas, which prepayments have been recorded at their net realizable value and, to the extent that the Company is unable to realize at least the carrying amount as the gas is delivered and sold, the Company's earnings will be adversely affected, although such impact is not expected to be material. In addition to these prepayments, the Company is a party to a number of agreements which require it to either purchase or sell gas in the future at prices which may differ from then-prevailing market prices or which require it to deliver gas at a point other than the expected receipt point for volumes to be purchased. The Company operates an ongoing risk management program designed to eliminate or limit the Company's exposure from its obligations under these purchase/sale commitments, see the discussion under "Credit Risk and Off-Balance-Sheet Risk" following. To the extent that the Company expects that these commitments will result in losses over the contract term, the Company has established reserves equal to such expected losses.

TRANSPORTATION AGREEMENT
The Company had an agreement ("the ANR Agreement") with ANR Pipeline Company ("ANR") which contemplated a transfer to ANR of an interest in certain of the Company's pipeline and related assets, representing capacity of 250 MMcf/day, and pursuant to which ANR had advanced $125 million to the Company. The ANR Agreement has been restructured as a lease of capacity and, after refunds of $50 million and $34 million in 1995 and 1993, respectively, the Company currently retains $41 million (recorded as a liability) in exchange for ANR's use of 130 MMcf/day of capacity in certain of the Company's transportation facilities. The level of transportation will decline to 100 MMcf/day in 2003 with a refund of $5 million to ANR and the ANR Agreement will terminate in 2005 with a refund of the remaining balance.

CREDIT RISK AND OFF-BALANCE-SHEET RISK
The Company operates in various phases of the natural gas industry with sales to resellers such as pipeline companies and local distribution companies as well as to end-users such as commercial businesses, industrial concerns and residential consumers. While certain of these customers are affected by periodic downturns in the economy in general or in their specific segment of the natural gas industry, the Company believes that its level of credit-related losses due to such economic fluctuations has been adequately reserved for and will remain relatively stable in the long-term.
     The Company has entered into a number of interest rate swaps which carry off-balance-sheet risk, see "Net Cash Flows from Financing Activities" elsewhere herein.
     The Company's gas supply, marketing, gathering and transportation activities subject the Company's earnings to variability based on fluctuations in both the market price of natural gas and the value of transportation as measured by changes in the delivered price of natural gas at various points in the nation's natural gas grid. In order to mitigate the financial risk associated with these activities both for itself and for certain customers who have requested the Company's assistance in managing similar exposures, the Company routinely enters into natural gas swaps, futures contracts and options, collectively referred to herein as "derivatives". This use of derivatives for the purpose of reducing exposure to risk is generally referred to as hedging and, through deferral accounting, results in matching the financial impact of these derivative transactions with the cash impact resulting from consummation of the transactions being hedged, see Note 1 of Notes to Consolidated Financial Statements.
     The futures contracts are purchased and sold on the NYMEX and generally are used to hedge a portion of the Company's storage gas and provide risk management assistance to certain customers, to whom the cost of the derivative activity is generally passed on as a component of the sales price of the service being provided. Futures contracts are also utilized to fix the price of compressor fuel or other future operational gas requirements, although usage to date for this purpose has not been material. The options are entered into with various third parties and principally consist of options which serve to limit the year-to-year escalation from January 1997 to April 1999 in the purchase price of gas which the Company is committed to deliver to a distribution affiliate. These options covered 13.2 Bcf, 30.5 Bcf and 49.3 Bcf at December 31, 1995, 1994 and 1993, respectively and, due to their nature and term, have no readily determinable fair market value. The Company has established a reserve equal to its projected maximum exposure to losses during the term of this commitment and, accordingly, no impact on future earnings is expected. The swaps, also entered into with various third parties, are principally associated with the Company's marketing and transportation activities and generally require that one party pay either a fixed price or fixed differential from the NYMEX price per MMBtu of gas while the other party pays a price based on a published index. These swaps allow the Company to (1) commit to purchase gas at one location and sell it at another location without assuming unacceptable risk with respect to changes in the cost of the intervening transportation, (2) effectively set the value to be received for transportation of certain volumes on the Company's facilities in the future and (3) effectively fix the base price for gas to be delivered in conjunction with the commitment described preceding. None of these derivatives are held for speculative purposes and, in general, the Company's risk management policy requires that positions taken in derivatives be offset by positions in physical transactions or in other derivatives.
     In the table which follows, the term "notional amount" refers to the contract unit price times the contract volume for the relevant derivative category and, in general, such amounts are not indicative of the cash requirements associated with these derivatives. The notional amount is intended to be indicative of the Company's level of activity in such derivatives, although the amounts at risk are significantly smaller because, in general, changes in the market value of these derivatives are offset by changes in the value associated with the underlying physical transactions or in other derivatives.

SWAPS(1)

--------------------------------------------------------------------------
(Volumes in Bcf's, dollars in millions)
                              Volume            Volume      Estimated Fair
                             as Fixed          as Fixed      Market Value
                            Price Payor     Price Receiver     (Loss)(2)
--------------------------------------------------------------------------
December 31, 1993               101.2            82.2          $ (6.6)
  Additions                     137.1           170.9               -
  Maturities                   (106.4)         (139.0)              -
December 31, 1994               131.9           114.1           (16.7)
  Additions                     335.6           343.4               -
  Maturities                   (231.8)         (243.2)              -
December 31, 1995               235.7           214.3          $ (2.3)
--------------------------------------------------------------------------

FUTURES CONTRACTS(4)

--------------------------------------------------------------------------
(Volumes in Bcf's, dollars in millions)

                      Purchased             Sold           Estimated
                  -----------------   -----------------   Fair Market
                           Notional            Notional      Value
                  Volume    Amount    Volume    Amount   Gain (Loss)(2)
--------------------------------------------------------------------------
Dec. 31, 1993       N/M(3)     N/M       N/M       N/M        N/M
Dec. 31, 1994       6.7    $  13.8       1.7   $   2.8     $ (2.9)
  Additions       119.2      198.6     117.3     198.9         -
  Maturities     (110.8)    (182.8)   (110.8)   (182.8)        -
Dec. 31, 1995      15.1    $  29.6       8.2   $  18.9        3.3
--------------------------------------------------------------------------

(1) The financial impact of these swaps was to increase earnings by $1.0 million, $2.8 million and $1.0 million during 1993, 1994 and 1995, respectively, as swap transactions were matched with hedged transactions during these periods.
(2) Represents the estimated amount which would have been realized upon termination of the relevant derivatives as of the date indicated. The amount which is ultimately charged or credited to earnings is affected by subsequent changes in the market value of these derivatives and, in the case of certain commitments described preceding, no earnings impact is expected due to existing accruals. Swaps associated with these commitments had fair market values of $(1.0) million, $(17.6) million and $(5.9) million at December 31, 1995, 1994 and 1993, respectively.
(3) Indicates that the item is not material.
(4) There was no material financial impact from these futures contracts in 1993 or 1994 and the effect during 1995 was to decrease earnings by $4.1 million as futures transactions were matched with the hedged transactions.

     While, as yet, the Company has experienced no significant losses due to the credit risk associated with these arrangements, the Company has off-balance-sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each such contract. In order to minimize this risk, the Company enters into such transactions solely with firms of acceptable financial strength, in most cases limiting such transactions to counterparties whose debt securities are rated "A" or better by recognized rating agencies. For long-term arrangements, the Company periodically reviews the financial condition of such firms in addition to monitoring the effectiveness of these financial contracts in achieving the Company's objectives. Should the counterparties to these arrangements fail to perform, the Company would seek to compel performance at law or otherwise, or to obtain compensatory damages in lieu thereof, but the Company might be forced to acquire alternative hedging arrangements or be required to honor the underlying commitment at then-current market prices. In such event, the Company might incur additional loss to the extent of amounts, if any, already paid to the counterparties.
     In view of its criteria for selecting counterparties, its process for monitoring the financial strength of these counterparties and its experience to date in successfully completing these transactions, the Company believes that the risk of incurring a significant loss due to the nonperformance of counterparties to these transactions is minimal.

LITIGATION
On August 6, 1993, the Company, its former subsidiary, Arkla Exploration Company ("AEC") and Arkoma Production Company, a subsidiary of AEC, were named as defendants in a lawsuit filed in the Circuit Court of Independence County, Arkansas. On September 20, 1994, the Circuit Court entered an order granting the Company's motion to dismiss. On October 23, 1995, the Supreme Court of Arkansas affirmed the Circuit Court's order granting the Company's motion to dismiss.
     The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of these matters will not be material.

ENVIRONMENTAL MATTERS
The Company and its predecessors operated a manufactured gas plant ("MGP") along the Mississippi River in Minnesota known as the former Minneapolis Gas Works ("FMGW") until 1960. The Company is working with the Minnesota Pollution Control Agency to implement an appropriate remediation plan. There are six other former MGP sites in the Company's Minnesota service territory. Of the six sites, the Company believes that two were neither owned nor operated by the Company; two were owned at one time but were operated by others and are currently owned by others; one is presently owned by the Company but was operated by others; and one was operated by the Company and is now owned by others. The Company believes it has no liability with respect to the sites it neither owned nor operated.
     At December 31, 1995, the Company has estimated a range of $20 million to $177 million for possible remediation of the Minnesota sites. The low end of the range was determined using only those sites presently owned or known to have been operated by the Company, assuming the Company's proposed remediation methods. The upper end of the range was determined using the sites once



                                                   N O R A M   51
owned by the Company, whether or not operated by the Company, using more costly remediation methods. The cost estimates for the FMGW site are based on studies of that site. The remediation costs for other sites are based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation of other potentially responsible parties, if any, and the remediation methods used.
     In its 1993 rate case, Minnegasco was allowed $2.1 million annually to recover amortization of previously deferred and ongoing clean-up costs. Any amounts in excess of $2.1 million annually were deferred for future recovery. In its 1995 rate case, Minnegasco asked that the annual allowed recovery be increased to approximately $7 million and that such costs be subject to a true-up mechanism whereby any over or under recovered amounts, net of certain insurance recoveries, would be deferred until the next rate case. Such accounting was implemented effective October 1, 1995 pending final approval in the existing rate case. At December 31, 1995 and 1994, the Company had net deferred expenses of $2.3 million and $0.2 million, respectively. At December 31, 1995 and 1994, the Company had recorded a liability of $45.2 million and $40.1 million, respectively, to cover the cost of remediation. The Company expects that the majority of its accrual as of December 31, 1995 will be expended within the next five years. In accordance with the provisions of SFAS 71, a regulatory asset has been recorded equal to the liability accrued. The Company is pursuing recovery of these costs from insurers. The Company believes the difference between any cash expenditures for these costs and the amounts recovered in rates during any year will not be material to the Company's overall cash requirements.
     In addition to the Minnesota MGP sites described above, the Company's distribution divisions are investigating the possibility that the Company or predecessor companies may be or may have been associated with other MGP sites in the service territories of the distribution divisions. At the present time, the Company is aware of some plant sites in addition to the Minnesota sites and is investigating certain other locations. While the Company's evaluation of these other MGP sites is in its preliminary stages, it is likely that some compliance costs will be identified and become subject to reasonable quantification. To the extent that such potential costs are quantified, as with the Minnesota remediation costs for MGP described preceding, the Company expects to provide an appropriate accrual and seek recovery for such remediation costs through all appropriate means, including regulatory relief.
     On October 24, 1994, the United States Environmental Protection Agency advised the Company that MRT and a number of other companies have been named under federal law as potentially responsible parties for a landfill site in West Memphis, Arkansas and may be required to share in the cost of remediation of this site. However, considering the information currently known about the site and the involvement of MRT, the Company does not believe that this matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.
     On December 18, 1995, the Louisiana Department of Environmental Quality advised the Company that the Company, through one of its subsidiaries and together with several other unaffiliated entities, had been named under state law as potentially responsible parties with respect to a hazardous substance site in Shreveport, Louisiana and may be required to share in the remediation cost, if any, of the site. However, considering the information currently known about the site and the involvement of the Company and its subsidiaries with respect to the site, the Company does not believe that the matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.
     In addition, the Company, as well as other similarly situated firms in the industry, is investigating the possibility that it may elect or be required to perform remediation of various sites where meters containing mercury were disposed of improperly, or where mercury from such meters may have leaked or been disposed of improperly. While the Company's evaluation of this issue is in its preliminary stages, it is likely that compliance costs will be identified and become subject to reasonable quantification.
     To the extent that potential environmental compliance costs are quantified within a range, the Company establishes reserves equal to the most likely level of costs within the range and adjusts such accruals as better information becomes available. If justified by circumstances within the Company's businesses subject to SFAS 71, corresponding regulatory assets are set up in anticipation of recovery through the ratemaking process. At December 31, 1995 and 1994, the Company had recorded an accrual of $3.3 million (with a maximum estimated exposure of approximately $18 million) for environmental matters in addition to the accrual for MGP sites as discussed preceding, with an offsetting regulatory asset.
     While the nature of environmental contingencies makes complete evaluation impracticable, the Company currently is aware of no other environmental matter which could reasonably be expected to have a material impact on its results of operations, financial position or cash flows.


52  N O R A M

ACCOUNTING CHANGES

POSTRETIREMENT BENEFITS
The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"), as of January 1, 1993. While the costs of postretirement benefits other than pensions (such as retiree health care benefits) historically had been expensed by the Company on a "pay-as-you-go" basis, SFAS 106 requires accrual of such benefits during the years of service in which they are earned, see Note 5 of Notes to Consolidated Financial Statements.

POSTEMPLOYMENT BENEFITS
In 1992, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits", which requires the accrual of postemployment benefits payable to former or inactive employees after employment but before retirement. The cumulative effect of adoption as of January 1, 1992 was an after-tax charge of approximately $4.9 million which was recorded in the first quarter of 1992 and is reported in the Company's Statement of Consolidated Income for 1992 under the caption "Cumulative effect of change in accounting principle".

RATIO OF EARNINGS TO FIXED CHARGES
--------------------------------------------------------------------------------

                           Year Ended December 31,
        1995          1994          1993          1992          1991
--------------------------------------------------------------------------------
        1.69          1.47          1.47          1.10          1.19
--------------------------------------------------------------------------------

DEBT RETIREMENT SCHEDULE
The debt retirement schedule at December 31, 1995 is as follows:

--------------------------------------------------------------------------------

(millions of dollars)
         1996       1997      1998       1999       2000    Beyond 2000
--------------------------------------------------------------------------------
        $118.8     $277.0     $76.0     $200.6     $371.5     $549.8
--------------------------------------------------------------------------------

COMMON STOCK PRICES AND DIVIDENDS
The common stock of the Company is listed for trading on the New York Stock Exchange under the symbol "NAE". At December 31, 1995, there were 34,441 common stockholders of record. Following is selected data concerning the Company's common stock price and cash dividends paid:

--------------------------------------------------------------------------------

                              Common                     Cash Dividends
        1995                Stock Price                     Per Share
--------------------------------------------------------------------------------
      Quarter           High           Low           Common         Preferred
--------------------------------------------------------------------------------
        1st            $ 6           $ 5 1/8         $ 0.07           $ 0.75
        2nd            $ 6 3/4       $ 5 1/4         $ 0.07           $ 0.75
        3rd            $ 8 1/8       $ 6 1/4         $ 0.07           $ 0.75
        4th            $ 9           $ 7 5/8         $ 0.07           $ 0.75
--------------------------------------------------------------------------------

                              Common                     Cash Dividends
        1994                Stock Price                     Per Share
--------------------------------------------------------------------------------
      Quarter           High           Low           Common         Preferred
--------------------------------------------------------------------------------
        1st            $ 9           $ 6 3/4         $ 0.07           $ 0.75
        2nd            $ 6 1/2       $ 5 5/8         $ 0.07           $ 0.75
        3rd            $ 7 3/4       $ 5 3/4         $ 0.07           $ 0.75
        4th            $ 6 1/2       $ 5 1/4         $ 0.07           $ 0.75
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              Common                     Cash Dividends
                            Stock Price                     Per Share
--------------------------------------------------------------------------------
      Quarter           High           Low           Common         Preferred
--------------------------------------------------------------------------------
        1993           $10 5/8       $ 7 3/8         $ 0.28           $ 3.00
        1992           $12 3/8       $ 6 7/8         $ 0.48           $ 3.00
        1991           $20 1/4       $ 9 3/4         $ 1.08           $ 3.00

     Under the provisions of the Company's revolving credit facility, the Company's total debt capacity is limited and it is required to maintain a minimum level of stockholders' equity, which requirements effectively serve to limit the Company's ability to pay dividends, see "Net Cash Flow from Financing Activities" included in "Management Analysis" elsewhere herein.


                                                                  N O R A M  53

STATEMENT OF CONSOLIDATED INCOME            NorAm Energy Corp. and Subsidiaries

--------------------------------------------------------------------------------------------------------------------------
(thousands of dollars, except per share amounts)                                 Year Ended December 31,
                                                                               1995             1994              1993
--------------------------------------------------------------------------------------------------------------------------
Operating Revenues
        Natural gas sales                                                  $ 2,725,927       $ 2,593,665       $ 2,759,718
        Natural gas transportation, including storage                          159,142           184,219           110,640
        Appliance sales and service                                             45,581            43,598            39,527
        Chemical and petroleum products                                          6,090             4,627            41,220
        Other                                                                   27,939            31,793            37,155
--------------------------------------------------------------------------------------------------------------------------
                                                                             2,964,679         2,857,902         2,988,260
--------------------------------------------------------------------------------------------------------------------------
Operating Expenses
        Cost of natural gas purchased, net                                   1,857,166         1,779,481         1,900,852
        Operation, maintenance, cost of sales and other                        570,508           559,580           588,732
        Depreciation and amortization (Note 1)                                 147,109           153,035           151,841
        Taxes other than income taxes                                          102,591           100,882           104,715
        Contract termination charge                                                 --                --            34,230
--------------------------------------------------------------------------------------------------------------------------
                                                                             2,677,374         2,592,978         2,780,370
--------------------------------------------------------------------------------------------------------------------------
Operating Income                                                               287,305           264,924           207,890
--------------------------------------------------------------------------------------------------------------------------
Other (Income) and Deductions
        Interest expense, net                                                  157,959           169,365           172,407
        Other, net                                                               8,438             9,896           (50,933)
--------------------------------------------------------------------------------------------------------------------------
                                                                               166,397           179,261           121,474
--------------------------------------------------------------------------------------------------------------------------
Income From Continuing Operations Before Income Taxes                          120,908            85,663            86,416
Provision for Income Taxes                                                      55,379            34,372            46,481
--------------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations                                               65,529            51,291            39,935
        Loss from discontinued operations, less taxes                               --            (2,102)               --
--------------------------------------------------------------------------------------------------------------------------
Income Before Extraordinary Item                                                65,529            49,189            39,935
        Extraordinary item, less taxes (Note 3)                                    (52)           (1,123)           (3,848)
--------------------------------------------------------------------------------------------------------------------------
Net Income                                                                      65,477            48,066            36,087
        Preferred dividend requirement                                           7,800             7,800             7,800
--------------------------------------------------------------------------------------------------------------------------
Earnings Available to Common Stock                                         $    57,677       $    40,266       $    28,287
==========================================================================================================================
Earnings (Loss) Per Common Share
        Continuing operations (1)                                          $      0.47       $      0.36       $      0.26
        Discontinued operations, less taxes                                         --             (0.02)               --
        Extraordinary item, less taxes                                            0.00             (0.01)            (0.03)
--------------------------------------------------------------------------------------------------------------------------
        Earnings Per Common Share                                          $      0.47       $      0.33       $      0.23
==========================================================================================================================
Weighted average common shares outstanding (in thousands)                      123,868           122,424           122,305
--------------------------------------------------------------------------------------------------------------------------

(1) Earnings per common share from continuing operations is computed after reduction for the preferred dividend requirement.

The Notes to Consolidated Financial Statements are an integral part of this statement.


54  N O R A M

CONSOLIDATED BALANCE SHEET                  NorAm Energy Corp. and Subsidiaries

--------------------------------------------------------------------------------------------------------------------------
(thousands of dollars)                                                                               December 31,
                                                                                                1995              1994
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Property, Plant and Equipment                                                                $ 3,969,539       $ 3,836,782
Less:  Accumulated depreciation and amortization                                               1,561,764         1,459,638
--------------------------------------------------------------------------------------------------------------------------
                                                                                               2,407,775         2,377,144

Investments and Other Assets                                                                     683,909           704,154
Current Assets
     Cash and cash equivalents                                                                    13,311            17,632
     Accounts and notes receivable, principally customer                                         335,779           215,846
     Deferred income taxes                                                                        13,601            10,287
     Inventories                                                                                  86,982           112,094
     Deferred gas costs                                                                           13,019            (6,812)
     Gas purchased in advance of delivery                                                         23,440            26,571
     Other current assets                                                                         25,496            36,157
--------------------------------------------------------------------------------------------------------------------------
                                                                                                 511,628           411,775
--------------------------------------------------------------------------------------------------------------------------
Deferred Charges                                                                                  62,671            68,425
--------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                 $ 3,665,983       $ 3,561,498
==========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' Equity
     $3.00 Convertible exchangeable preferred stock, Series A ($50 liquidation preference),
       cumulative, non-voting; authorized 10,000,000 shares, issued 2,600,000 shares         $   130,000       $   130,000
     Common stock ($.625 par) authorized 250,000,000; 124,803,693 and 122,530,248
       shares issued and outstanding at December 31, 1995 and 1994, respectively                  78,002            76,581
     Paid-in capital                                                                             880,885           868,289
     Accumulated deficit                                                                        (336,940)         (360,079)
     Unrealized gain on investment, net                                                           15,316             2,586
--------------------------------------------------------------------------------------------------------------------------
                                                                                                 767,263           717,377
--------------------------------------------------------------------------------------------------------------------------
Long-Term Debt, Less Current Maturities                                                        1,474,924         1,414,374
Current Liabilities
     Current maturities of long-term debt                                                        118,750           151,000
     Notes payable to banks                                                                       10,000           110,000
     Other notes payable                                                                              --            13,600
     Accounts payable, principally trade                                                         472,374           310,941
     Income taxes payable                                                                          5,337             4,690
     Interest payable                                                                             38,730            42,180
     General taxes                                                                                48,320            45,717
     Customers' deposits                                                                          35,651            35,501
     Other current liabilities                                                                    96,645            91,494
--------------------------------------------------------------------------------------------------------------------------
                                                                                                 825,807           805,123
--------------------------------------------------------------------------------------------------------------------------
Other Liabilities and Deferred Credits
     Accumulated deferred income taxes                                                           303,445           257,839
     Other deferred credits and non-current liabilities                                          294,544           366,785
--------------------------------------------------------------------------------------------------------------------------
                                                                                                 597,989           624,624
--------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 8)
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                                   $ 3,665,983       $ 3,561,498
==========================================================================================================================

The Notes to Consolidated Financial Statements are an integral part of this statement.


                                                                 N O R A M   55

STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY                                          NorAm Energy Corp. and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                 Year Ended December 31,
                                                  1995                          1994                          1993
------------------------------------------------------------------------------------------------------------------------------
                                        Shares           Amount        Shares           Amount        Shares           Amount
------------------------------------------------------------------------------------------------------------------------------
CAPITAL STOCK
Preferred, $3.00 Convertible
   exchangeable preferred stock,
   Series A ($50.00 liquidation
   preference), cumulative,
   non-voting; authorized
   10,000,000 shares(1)
------------------------------------------------------------------------------------------------------------------------------
Issued and outstanding                 2,600,000       $130,000       2,600,000       $130,000       2,600,000       $130,000
------------------------------------------------------------------------------------------------------------------------------
Common, $.625 par, authorized
   250,000,000 shares
Balance at beginning of year         122,530,248         76,581     122,361,578         76,476     122,258,367         76,411
   Issuance under Direct Stock
      Purchase Plan                    1,610,148          1,006          48,968             30              --             --
   Issuance of stock in
      Hunter acquisition (Note 7)             --             --              --             --         125,000             78
   Other issuance (reduction)            663,297            415         119,702             75         (21,789)           (13)
------------------------------------------------------------------------------------------------------------------------------
Balance at end of year               124,803,693         78,002     122,530,248         76,581     122,361,578         76,476
------------------------------------------------------------------------------------------------------------------------------
PAID-IN CAPITAL
Balance at beginning of year                            868,289                        867,641                        866,635
   Issuance under Direct Stock
      Purchase Plan                                       8,795                           (153)                            --
   Issuance of stock in
      Hunter acquisition (Note 7)                            --                             --                          1,156
   Other issuance (reduction)                             3,801                            801                           (150)
------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                  880,885                        868,289                        867,641
------------------------------------------------------------------------------------------------------------------------------
RETAINED DEFICIT
Balance at beginning of year                           (360,079)                      (366,080)                      (360,121)
   Net income                                            65,477                         48,066                         36,087
   Cash dividends
      Preferred stock - $3.00 per share                  (7,800)                        (7,800)                        (7,800)
      Common stock - $0.28 per share                    (34,538)                       (34,265)                       (34,246)
------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                 (336,940)                      (360,079)                      (366,080)
------------------------------------------------------------------------------------------------------------------------------
Unrealized gain on investment, net                       15,316                          2,586                             --
------------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                             $767,263                       $717,377                       $708,037
==============================================================================================================================

(1) The Series A preferred stock ("the Preferred") is convertible into common stock in the ratio of approximately 1.7467 shares of common stock for each share of the Preferred, equivalent to a conversion price of $28 5/8 for each common share, which conversion price is subject to adjustment should certain events occur. The Preferred, which has preference over the Company's common stock with respect to payment of dividends, is redeemable in whole or in part at the option of the Company at a price of $50.30/share, declining to $50/share in March 1997, and is exchangeable in whole but not in part, at the option of the Company on any dividend payment date, for the Company's 6% Convertible Subordinated Debentures due 2012 ("the Debentures") at the rate of $50 principal amount of Debentures per share of the Preferred. The Debentures, if issued, will have conversion rights similar to the Preferred. Should dividends on the Preferred be in arrears for an amount equal to six quarterly dividend payments, the holders of the Preferred would be entitled, as a class, to elect a special class of two directors to the Company's Board of Directors to serve until such time as dividends on the Preferred are brought current.

The Notes to Consolidated Financial Statements are an integral part of this statement.


56   N O R A M

STATEMENT OF CONSOLIDATED CASH FLOWS      NorAm Energy Corp. and Subsidiaries

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
---------------------------------------------------------------------------------------------------
(thousands of dollars)                                                Year Ended December 31,
                                                                   1995        1994         1993
---------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net income                                                    $  65,477    $  48,066    $  36,087
    Adjustments to reconcile net income to cash
    provided by operating activities:
      Depreciation and amortization                               147,109      153,035      151,841
      Deferred income taxes                                        34,883       32,855       29,692
      Contract termination charge                                       -            -       34,230
      Gains from significant sales of property                          -            -      (41,619)
      Discontinued operations                                           -        2,102            -
      Extraordinary item, less taxes (Note 3)                          52        1,123        3,848
      Utilization of tax loss carryforwards                       (19,797)          (6)     (11,787)
      Other                                                         3,483       (3,065)     (22,013)
      Changes in certain assets and liabilities,
        net of non-cash transactions and the effects
        of acquisitions and dispositions (Note 1)                 116,154       69,330       (6,830)
---------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                   347,361      303,440      173,449
---------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
  Capital expenditures                                           (173,600)    (170,371)    (146,195)
  Sale of distribution properties                                       -       23,172       93,090
  Exchange of distribution properties                                   -            -      (38,000)
  Sale of LIG, net of related expenditures                              -            -      169,950
  Cash surrender value of life insurance                           12,276            -            -
  Other asset sales                                                     -       12,315            -
  Sale of Itron stock                                               1,441        7,204            -
  Other, net                                                      (14,296)       4,735      (26,690)
---------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities          (174,179)    (122,945)      52,155
---------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
  Issuance of 7 1/2% notes due 2000                               200,000            -            -
  Bank term loan, due 2000                                        150,000            -            -
  Common and preferred stock dividends                            (42,338)     (42,065)     (42,046)
  Retirements and reacquisitions of long-term debt               (335,352)    (148,913)    (212,188)
  Other interim borrowings (repayments)                          (100,000)      15,000       95,000
  Return of advance received under contingent sales agreement     (50,000)           -      (34,000)
  Issuance of common stock under Direct Stock Purchase Plan         9,801         (123)           -
  Decrease in cash overdrafts                                      (9,614)      (1,672)     (43,685)
---------------------------------------------------------------------------------------------------
    Net cash used in financing activities                        (177,503)    (177,773)    (236,919)
---------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents               (4,321)       2,722      (11,315)
---------------------------------------------------------------------------------------------------
  Cash and cash equivalents - beginning of year                    17,632       14,910       26,225
---------------------------------------------------------------------------------------------------
  Cash and cash equivalents - end of year                       $  13,311    $  17,632    $  14,910
===================================================================================================

For supplemental cash flow information, see Note 1.

The Notes to Consolidated Financial Statements are an integral part of this statement.


                                                                  N O R A M  57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES AND COMPONENTS OF
    CERTAIN FINANCIAL STATEMENT LINE ITEMS

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of NorAm Energy Corp. and its subsidiaries, all of which are wholly owned, and all significant affiliated transactions and balances have been eliminated. As used herein, "NorAm" and "the Company" refer to NorAm Energy Corp. and its consolidated subsidiaries. Certain prior year amounts have been reclassified to conform to current presentation.

NATURE OF OPERATIONS
The Company's principal activities are in the natural gas industry
(representing in excess of 90% of the Company's total revenues, income or loss and identifiable assets), currently confined to the contiguous 48 states, with principal operations in Texas, Louisiana, Mississippi, Arkansas, Oklahoma, Missouri and Minnesota. The Company is evaluating opportunities for international investment, although it has not yet made any significant commitments. The Company has operations in various phases of the natural gas industry, including distribution, transmission, marketing and gathering which, during 1995, provided approximately 53%, 35%, 9% and 3%, respectively, of the Company's consolidated operating income (exclusive of the net operating loss attributable to Corporate and certain miscellaneous activities). The Company's distribution operations are conducted by its Entex, Minnegasco and Arkla divisions, its interstate pipeline operations are conducted by NorAm Gas Transmission Company ("NGT") and Mississippi River Transmission Corporation ("MRT"), its marketing activities are conducted by NorAm Energy Services, Inc. ("NES") and NorAm Energy Management, Inc. ("NEM"), and its gathering activities are conducted by NorAm Field Services Corp. ("NFS"), in each case also including certain subsidiaries and affiliates. The Company's miscellaneous activities, whose collective results of operations currently are not material, principally consist of home care services, including (1) appliance sales and service, (2) home security services and (3) resale of long distance telephone service, which services generally are provided to certain of the Company's retail gas distribution customers.
     During 1995, the Company had revenues of $58 million, approximately 2% of consolidated operating revenues, from sales to and transportation for Laclede Gas Company (the local gas distribution company which serves the greater St. Louis, Illinois area) pursuant to several long-term firm transportation and storage agreements which expire in 1999. The Company's interstate pipelines received revenues of approximately $161 million in 1995 from services provided to the Company's Arkla distribution division, approximately 5.4% of consolidated operating revenues, pursuant to several agreements, some of which expire during 1996.

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

RATE REGULATION
Methods of allocating costs to accounting periods in the portion of the Company's business subject to federal, state or local rate regulation may differ from methods generally applied by unregulated companies. However, when accounting allocations prescribed by regulatory authorities are used for rate-making, the resultant accounting follows the concept of matching costs with related revenues. The Company's rate-regulated divisions/subsidiaries bill customers on a monthly cycle billing basis. Revenues are recorded on an accrual basis, including an estimate for gas delivered but unbilled at the end of each accounting period.
     All of the Company's rate-regulated businesses historically have followed the accounting guidance contained in Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). The Company discontinued application of SFAS 71 to NGT effective with year-end 1992 reporting. As a result of the continued application of SFAS 71 to MRT and the Company's distribution divisions, the accompanying consolidated financial statements contain certain assets and liabilities which would not be recognized by unregulated entities. In addition to regulatory assets related to postretirement benefits other than pensions (see Note 5), the Company's only other significant regulatory asset is related to anticipated environmental remediation costs, see Note 8.

CHANGE IN ACCOUNTING ESTIMATE
Pursuant to a revised study of the useful lives of certain assets, in July 1995, the Company changed the depreciation rates associated with certain of its natural gas gathering and pipeline assets. This change had the effect of increasing 1995 "Income before extraordinary item" and "Net income" by approximately $3.2 million ($0.03 per share).

ACCOUNTING FOR PRICE RISK MANAGEMENT ACTIVITIES
To minimize the risk from market fluctuations in the price of natural gas and transportation, the Company enters into futures transactions, swaps and options in order to hedge certain commitments to buy, sell and transport natural gas, some of which carry off-balance-sheet risk, see Note 8. Gains and losses resulting from changes in the market value of the various financial instruments utilized as hedges are deferred and recognized in the Company's Statement of Consolidated Income, together with the gain or loss on consummation of the hedged transaction, as the physical production is purchased, sold or transported under the relevant contracts.

CONTRACT TERMINATION CHARGE
In December 1993, the Company completed a comprehensive settlement agreement ("the Settlement") with certain subsidiaries of Samson Investment Company ("Samson"), terminating or modifying a number of outstanding contractual arrangements. The Settlement resulted in a



58   N O R A M

$34.2 million pre-tax charge to earnings, set forth in the accompanying Statement of Consolidated Income for 1993 as "Contract termination charge", and the delivery to Samson by the Company of a note for $34 million, which note has been repaid.

INTEREST EXPENSE
Interest expense includes, where applicable, amortization of debt issuance cost and amortization of gains and losses on interest rate hedging transactions related to the Company's debt financing activities, see Note 3. "Interest expense, net" as presented in the accompanying Statement of Consolidated Income is net of an allowance for borrowed funds used during construction of $1.1 million, $1.3 million and $0.9 million in 1995, 1994 and 1993, respectively.

OTHER, NET - STATEMENT OF CONSOLIDATED INCOME

-------------------------------------------------------------------------------
(thousands of dollars)                         Year Ended December 31,
(Income) Expense                         1995            1994            1993
-------------------------------------------------------------------------------
Interest income                        $ (3,841)       $ (3,948)       $(11,613)
(Gains) losses on sales of property:
   Nebraska distribution
      properties                              -               -         (23,900)
   LIG                                        -               -         (17,719)
   Other                                    (68)            631          (1,141)
Loss on sale of
   accounts receivable                    9,771           7,139           8,132
Miscellaneous                             2,576           6,074          (4,692)
-------------------------------------------------------------------------------
                                       $  8,438        $  9,896        $(50,933)
===============================================================================

DISCONTINUED OPERATIONS
"Loss from discontinued operations, less taxes" as presented in the accompanying Statement of Consolidated Income for 1994 represents a pre-tax loss of $3.3 million, less tax benefit of $(1.2) million, related to litigation associated with the discontinued operations of University Savings Association, a former subsidiary of Entex.

EARNINGS PER SHARE
Earnings per common share is based on net income less preferred dividend requirements, using the weighted average number of the Company's common shares outstanding during each period. Fully diluted earnings per share is not presented because the relevant options and convertible securities are either immaterial, anti-dilutive or both.

PROPERTY, PLANT AND EQUIPMENT

-------------------------------------------------------------------------------
(thousands of dollars)                                    December 31,
                                                     1995              1994
-------------------------------------------------------------------------------
Natural gas distribution                          $ 2,059,376       $ 1,913,738
Natural gas pipeline                                1,666,017         1,649,465
Natural gas gathering                                 208,989           207,831
Other (1)                                              35,157            65,748
-------------------------------------------------------------------------------
                                                  $ 3,969,539       $ 3,836,782
===============================================================================

(1) The majority of the decline in "Other" property, plant and equipment from December 31, 1994 to December 31, 1995 is attributable to the transfer of certain assets from Corporate to other business units during 1995.

     Property, plant and equipment, in general, is carried at cost and depreciated or amortized on a straight-line basis over its estimated useful life. Additions to and betterments of utility property are charged to property accounts at cost, while the costs of maintenance, repairs and minor replacements are charged to expense as incurred. Upon normal retirement of units of utility property, plant and equipment, the cost of such property, together with cost of removal less salvage, is charged to accumulated depreciation. Costs of individually significant internally developed and purchased computer software systems are capitalized and amortized over their expected useful life.
     The Company recorded an impairment of certain property, plant and equipment as a result of the discontinued application of SFAS 71 to NGT at December 31, 1992, see "Rate Regulation" elsewhere herein. The Company currently does not expect to record additional impairments as a result of its initial adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which is applicable to all long-lived assets and is effective for fiscal years beginning after December 15, 1995. SFAS 121 requires that assets be evaluated for impairment on an ongoing basis (as indicators of possible impairment are noted) and, therefore, changing circumstances could result in additional impairments at some future date.

INVESTMENTS AND OTHER ASSETS

-------------------------------------------------------------------------------
(thousands of dollars)                                       December 31,
                                                          1995           1994
-------------------------------------------------------------------------------
Goodwill, net (1)                                       $481,125       $495,311
Prepaid pension asset (Note 5)                            57,965         56,665
Investment in Itron, Inc. (2)                             50,711         32,046
Regulatory asset for environmental
   costs (Note 8)                                         48,500         43,800
Gas purchased in advance of delivery                      24,284         43,547
Cash surrender value of life insurance (3)                    63         11,483
Other                                                     21,261         21,302
-------------------------------------------------------------------------------
                                                        $683,909       $704,154
===============================================================================

(1) Goodwill, none of which is subject to recovery in regulated service rates, is amortized on a straight-line basis over 40 years. Approximately $14.2 million, $14.2 million and $14.8 million of goodwill was amortized during 1995, 1994 and 1993, respectively. Accumulated amortization of goodwill was $89.2 million and $75.0 million at December 31, 1995 and 1994, respectively. The Company periodically compares the carrying value of its goodwill to the anticipated undiscounted future operating income from the businesses whose acquisition gave rise to the goodwill and, as yet, no impairment is indicated or expected.
(2) Itron, Inc. ("Itron") is a publicly-traded Spokane, Washington company which manufactures and markets automated meter-reading devices and provides related services. The Company accounts for its investment in Itron on the cost method (its ownership of approximately 1.5 million Itron common shares at December 31, 1995 represents an ownership interest of approximately 12.3%), revalues its investment to market value as of each balance sheet date and reports any unrealized gain or loss, net of tax, as a separate component of stockholders' equity, which unrealized gain was approximately $15.3 million (net of tax of $8.7 million) at December 31, 1995. At March 1, 1996, the market value of the Company's investment in Itron had increased to approximately $65.4 million and the unrealized gain to approximately $24.6 million (net of tax of $14.1 million).
(3) The Company terminated virtually all of its "corporate-owned life insurance" policies during 1995, receiving cash proceeds of approximately $12.3 million.



                                                                 N O R A M   59

ALLOWANCE FOR DOUBTFUL ACCOUNTS
"Accounts and notes receivable, principally customer" as presented in the accompanying Consolidated Balance Sheet are net of an allowance for doubtful accounts of $11.1 million and $12.6 million at December 31, 1995 and 1994, respectively.

INVENTORIES(1)

----------------------------------------------------------------------------
(thousands of dollars)                                     December 31,
                                                       1995           1994
----------------------------------------------------------------------------
Gas in underground storage(2)                        $ 53,183       $ 73,755
Materials and supplies                                 33,354         38,156
Other                                                     445            183
----------------------------------------------------------------------------
                                                     $ 86,982       $112,094
============================================================================

(1) Inventories principally follow the average cost method and all non-utility inventories held for resale are valued at the lower of cost or market.
(2) The balance in "Gas in underground storage" fluctuates due to weather-related changes in the demand for natural gas.

ACCOUNTS PAYABLE
Certain of the Company's cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. Such balances included in "Accounts payable, principally trade" were approximately $44.4 million and $54.1 million at December 31, 1995 and 1994, respectively.

OTHER LIABILITIES AND DEFERRED CREDITS

----------------------------------------------------------------------------
(thousands of dollars)                                     December 31,
                                                       1995           1994
----------------------------------------------------------------------------
Estimated environmental remediation
  costs (Note 8)                                     $ 48,500       $ 43,800
Payable under capacity lease
  agreement (Note 8)                                   41,000         91,000
Supplemental retirement and deferred
  compensation                                         40,869         38,599
Estimated obligations under indemnification
  provisions of sale agreements (Note 7)               34,207         36,553
Refundable excess deferred income taxes                26,599         27,699
Retiree life and medical accruals (Note 5)             25,204         18,678
Estimated losses under gas purchase/sale
  commitments (Note 8)                                 24,803         48,877
Insurance reserves                                     20,302         18,722
Other                                                  33,060         42,857
----------------------------------------------------------------------------
                                                     $294,544       $366,785
============================================================================

STATEMENT OF CONSOLIDATED CASH FLOWS
The accompanying Statement of Consolidated Cash Flows reflects the assumption that all highly liquid investments purchased with original maturities of three months or less are cash equivalents. Cash flows resulting from the Company's risk management (hedging) activities are classified in the accompanying Statement of Consolidated Cash Flows in the same category as the item being hedged.
     In June 1991, the Company acquired The Hunter Company in a non-cash transaction through the issuance of the Company's common stock and issued additional shares in 1993. The Company's 1993 exchange of its South Dakota distribution properties for certain other distribution properties in Minnesota included both cash and non-cash components. Effective as of December 31, 1993, the Company issued a $34 million note to a subsidiary of Samson Investment Company in conjunction with a comprehensive settlement agreement. The Company issues its common stock in conjunction with certain compensation plans. For additional information on these matters, see "Contract Termination Charge" elsewhere herein and Notes 6 and 7.

SUPPLEMENTAL CASH FLOW INFORMATION

----------------------------------------------------------------------------
(thousands of dollars)                         Year Ended December 31,
                                            1995         1994        1993
----------------------------------------------------------------------------
Cash interest payments, net
  of capitalized interest                $ 154,866    $ 162,743    $ 174,964
----------------------------------------------------------------------------
Cash income tax payments, net            $  19,970    $   6,477    $  22,494
----------------------------------------------------------------------------

     The caption "Changes in certain asset and liabilities, net of non-cash transactions and the effects of acquisitions and dispositions" as shown in the accompanying Statement of Consolidated Cash Flows includes the following:

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

----------------------------------------------------------------------------
(thousands of dollars)                         Year Ended December 31,
                                            1995         1994        1993
----------------------------------------------------------------------------
Accounts and notes receivable,
  principally customer                   $(119,933)   $  98,641    $ (55,273)
Inventories(1)                              25,112       42,626      (49,300)
Deferred gas costs                         (19,831)         (78)      31,549
Other current assets                        10,661       (7,637)      41,730
Accounts payable, principally
  trade                                    171,047      (53,708)      (7,687)
Income taxes payable                        20,444       (8,216)        (768)
Interest payable                            (3,450)      (2,497)      (5,688)
General taxes                                2,603       (4,394)       4,625
Customers' deposits                            150          734         (615)
Other current liabilities                    5,151      (17,441)      15,797
Recovery under gas
  contract disputes                         24,200       21,300       18,800
----------------------------------------------------------------------------
                                         $ 116,154    $  69,330    $  (6,830)
============================================================================

(1) Gas in underground storage inventory at December 31, 1993 included approximately $51.2 million of gas attributable to the operations of MRT. Substantially all of this gas was sold to MRT's customers during 1994 and was replaced with customer-owned gas, with MRT retaining only the quantity of gas necessary for system operational purposes.



60  N O R A M

2. INCOME TAXES

The Company and its subsidiaries file a consolidated U.S. Federal income tax return. Such returns have been audited and settled through the year 1986. Investment tax credits are generally deferred and amortized over the lives of the related assets.

PROVISION FOR INCOME TAXES

-------------------------------------------------------------------------------
(thousands of dollars)                         Year Ended December 31,
Expense (Benefit)                         1995           1994           1993
-------------------------------------------------------------------------------
Federal
   Current                              $ 18,760       $     41       $ 15,773
   Deferred                               24,377         38,965         26,332
   Investment Tax Credit                    (639)          (641)        (2,023)
State
   Current                                 2,375          2,117          3,039
   Deferred                               10,506         (6,110)         3,360
-------------------------------------------------------------------------------
                                        $ 55,379       $ 34,372       $ 46,481
===============================================================================

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations. The reasons for this difference are as follows:

-------------------------------------------------------------------------------
(thousands of dollars)                         Year Ended December 31,
                                          1995           1994           1993
-------------------------------------------------------------------------------
Computed "expected" federal
   income tax                           $ 42,318       $ 29,982       $ 30,246
Increase (decrease) in tax
   resulting from:
   State income taxes, net of
      federal income tax benefit(1)        8,373         (2,596)         4,159
   Investment tax credit                    (639)          (641)        (2,023)
   Stock basis difference in
      sale of subsidiary                       -              -          8,093
   Research and
      experimentation credit                (375)        (1,500)             -
   Adjustments to prior
      year accruals                          510          1,492          4,299
   Goodwill amortization                   4,163          4,167          4,449
   Effect of 1% increase in
      statutory federal
      income tax rate                          -              -         (2,267)
   Other, net                              1,029          3,468           (475)
-------------------------------------------------------------------------------
Provision for income taxes              $ 55,379       $ 34,372       $ 46,481
===============================================================================

(1) Calculation of the accrual for state income taxes at the end of each year requires that the Company estimate the manner in which its income for that year will be allocated and/or apportioned among the various states in which it conducts business, which states have widely differing tax rules and rates. These allocation/apportionment factors change from year to year and the amount of taxes ultimately payable may differ from that estimated as a part of the accrual process. For these reasons, the amount of state income tax expense may vary significantly from year-to-year, even in the absence of significant changes to state income tax valuation allowances or changes in individual state income tax rates.

     The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at December 31, 1995 and 1994, were as follows:

-------------------------------------------------------------------------------
(thousands of dollars)                                      December 31,
                                                         1995           1994
-------------------------------------------------------------------------------
DEFERRED TAX ASSETS
   Employee benefit accruals                           $ 25,153       $ 24,813
   Inventory revaluation and capitalization               1,101          1,316
   Gas purchase contract accruals                        21,972         37,894
   Regulatory obligations                                10,806          1,652
   Indemnifications and other reserves                    9,714         10,473
   Deferred state income taxes                           12,915          9,373
   Miscellaneous                                         30,797         30,850
   Operating and capital loss carryforwards              30,547         61,882
   Alternative minimum tax and general
      business credit carryforwards                      78,233         60,378
   Valuation allowance                                   (6,188)        (5,974)
-------------------------------------------------------------------------------
Total deferred tax assets                               215,050        232,657
-------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES
   Property, plant and equipment
      principally due to depreciation
      methods and lives                                 450,312        443,475
   Deferred gas costs                                    15,431          2,780
   Employee benefit accruals                             10,354         10,618
   Miscellaneous                                         28,797         23,336
-------------------------------------------------------------------------------
Total deferred tax liabilities                          504,894        480,209
-------------------------------------------------------------------------------
Net deferred tax liabilities                           $289,844       $247,552
===============================================================================

     At December 31, 1995, the Company had approximately $424 million of state net operating losses available to offset future state taxable income through the year 2010, and approximately $2.6 million of federal net operating losses available to offset future federal taxable income through the year 2010. In addition, at December 31, 1995, the Company had approximately $6.8 million of general business credit carryforwards that expire between 1998-2010, and approximately $71 million of federal alternative minimum tax credits which are available to reduce future federal income taxes payable, if any, over an indefinite period (although not below the tentative minimum tax otherwise due in any year).

3. FINANCING

The Company meets its needs for short-term financing through utilization of both formal and informal lines of credit with commercial banks and through a sale of receivables facility as discussed following. The Company obtains long-term financing through the issuance of common stock in public offerings and pursuant to a number of plans (see Notes 5 and 6 and "Other Long-Term Financing" following), through public offerings of unsecured debt (the Company is prohibited under an indenture from issuing mortgage debt), through a bank term loan as discussed following and has issued $130 million of preferred stock. In late 1995, the Company filed a "shelf" registration statement with the Securities and Exchange Commission pursuant to Rule 415,


                                                                 N O R A M  61
allowing the Company to issue up to $500 million of a wide variety of securities (including both debt and equity) over an approximately two-year period following the March 1996 effective date of the filing.

SHORT-TERM CREDIT FACILITIES (1)

-------------------------------------------------------------------------------
(millions of dollars)                                Year Ended
              December 31, (2)                      December 31,
           -----------------------      ---------------------------------------
           Borrowed      Wtg. Avg.      Wtg. Avg.     Wtg. Avg.       Max. Amt.
            Amount       Int. Rate      Borrowed        Rate          Borrowed
-------------------------------------------------------------------------------
1995        $ 10.0         6.68%         $ 56.5         6.73%         $ 135.0
1994         110.0         7.04%           55.9         5.85%           170.0
1993        $ 95.0         4.65%         $ 28.4         5.30%         $ 120.0
-------------------------------------------------------------------------------

(1)     Includes both formal and informal facilities.
(2)     There were no borrowings at March 1, 1996.

     In late 1995, the Company renewed, revised and extended its principal short-term credit facility ("the Facility"), an arrangement with Citibank, N.A. as agent and a group of 18 other commercial banks, which now provides a $400 million commitment to the Company through December 11, 1998. Borrowings under the Facility are unsecured (the stock of NGT and MRT, collateral under the prior facility, have been released) and, at the option of the Company, bear interest at various Eurodollar and domestic rates plus a credit spread, which credit spread is subject to adjustment based on the rating of the Company's senior debt securities. The Company pays a facility fee on the total commitment to each bank each year, currently 1/4% and subject to decrease based on the Company's debt rating, and will pay incremental rates of 1/8% to 1/4% on outstanding borrowings in excess of $200 million.

SALE OF RECEIVABLES

-------------------------------------------------------------------------------
(millions of dollars)                                Year Ended
                 December 31,                       December 31,
           -----------------------      ---------------------------------------

             Amount                                    Pre-tax        Average
            Sold and                   Net Inflows       Loss       Receivables
          Uncollected  Collateral      (Outflows)      On Sale         Sold
-------------------------------------------------------------------------------
1995        $235.0       $ 35.0          $ 42.2        $ (9.8)        $ 136.6
1994         192.8         48.7           (33.6)         (7.1)          116.0
1993        $226.4       $ 29.0          $ 13.8        $ (8.1)        $ 122.6
-------------------------------------------------------------------------------

     Under an August 1995 agreement ("the Agreement") which expires in August 1996 (although the Company currently expects to renew the facility), the Company sells, with limited recourse and subject to a floating interest rate provision which varies with the buyer's A1/P1 commercial paper rate, an undivided interest (limited to a maximum of $235 million) in a designated pool of accounts receivable. The receivables sold have been deducted from "Accounts and notes receivable, principally customer" in the accompanying Consolidated Balance Sheet. Certain of the Company's remaining receivables serve as collateral for receivables sold and represent the maximum exposure to the Company should all receivables sold prove ultimately uncollectible. The Company has retained servicing responsibility under the Agreement for which it is paid a fee which does not differ materially from a normal servicing fee and, to the extent that the Company utilizes this facility more or less during a given period, it will experience net cash inflows or outflows.

LONG-TERM DEBT (1)

-------------------------------------------------------------------------------
(millions of dollars)                              December 31,
                                          1995                    1994
                                   --------------------   ---------------------
                                                Due in                   Due in
                                    Long-         One       Long-         One
                                     Term       Year(2)      Term         Year
-------------------------------------------------------------------------------
Medium-term notes,
        Series A and B
        due through 2001,
        weighted average
        rate of 8.99%              $  293.6     $ 118.8    $  412.4      $  1.0
9.45% Series due 1995                     -           -           -       150.0
8% Series due 1997                        -           -       150.0           -
9.875% Series due 1997                225.0           -       225.0           -
8.875% Series due 1999                200.0           -       200.0           -
7 1/2% Series due 2000 (3)            200.0           -           -           -
8.90% Series due 2006                 145.1           -       145.1           -
9.875% Series due 2018 (4)            116.4           -       122.1           -
10% Series due 2019 (5)               144.2           -       159.2           -
Bank term loan due 2000 (6)           150.0           -           -           -
Note payable to gas supplier              -           -           -        13.6
Other                                   0.6           -         0.6           -
-------------------------------------------------------------------------------
                                   $1,474.9     $ 118.8    $1,414.4      $164.6
===============================================================================

(1)     Noncallable and without sinking fund requirements except as noted.
(2) The aggregate amount of long-term debt maturities (excluding certain scheduled sinking fund requirements, see (4) following) for each of the five years following December 31, 1995 is: 1996 - $118.8 million; 1997
        - $277.0 million; 1998 - $76.0 million; 1999 - $200.6 million;  2000 -
        $371.5 million.
(3) In August 1995, the Company issued $200 million of 7 1/2% five-year notes in a public offering. The proceeds were used to reduce the Company's bank borrowings, participation in its sale of receivables program and for general corporate purposes pending the October 1995 retirement, at maturity, of the Company's $150 million of 9.45% notes.
(4) Callable at December 31, 1995 at a price of 106.42% and thereafter at prices declining to par in February 2008. Mandatory sinking fund payments of $10 million (which may be increased by up to an additional $10 million at the option of the Company) are payable beginning in February 1999 and each year thereafter, and $83.6 million principal amount previously reacquired and retired by the Company may, at its option, be credited against the sinking fund requirements.
(5) Callable beginning in 1999 at redemption prices beginning at 105.0% and declining to par in November 2009. Mandatory sinking fund payments of $10 million (which may be increased by up to an additional $20 million at the option of the Company) are payable beginning in November 2005 and each year thereafter, and $55.8 million principal amount previously reacquired and retired by the Company may, at its option, be credited against the sinking fund requirements.
(6) In December 1995, the Company entered into a $150 million term loan agreement ("the Loan") with a group of 18 commercial banks, using the proceeds to redeem (at par) the $150 million of its 8% Notes due 1997. The Loan bears interest at LIBOR + 87 1/2 basis points (a rate of 6.4375% at December 31, 1995, to be reset in June 1996) and the rate is reset each 30, 60, 90 or 180 days at the option of the Company. The Loan is due in four equal principal payments in March, June, September and December of the year 2000, and may be repaid in whole or in part any time without premium.


62   N O R A M

REACQUISITIONS OF LONG-TERM DEBT

-------------------------------------------------------------------------------
(millions of dollars)
                      Principal        Weighted           Premium Paid(1)
   Year Ended          Amount       Avg. Interest     -------------------------
  December 31,       Reacquired          Rate         Pre-tax       Tax Benefit
-------------------------------------------------------------------------------
     1995            $ 170.7(2)          8.2%          $ 0.08         $ (0.03)
     1994               50.4             9.8%             1.4            (0.3)
     1993            $  88.3             9.8%          $  5.5         $  (1.7)
-------------------------------------------------------------------------------

(1) Includes the write-off of any associated unamortized debt issuance cost and is reported in the accompanying Statement of Consolidated Income under the caption, "Extraordinary item, less taxes".
(2) Includes $150.0 million of 8% Notes due 1997 redeemed at par as discussed preceding.

INTEREST RATE SWAPS

-------------------------------------------------------------------------------
(millions of dollars)
                           Notional
                            Amount     Unrealized     Deferred   Interest Rate
                          Outstanding    Loss(1)       Gain(2)   Fixed/Floating
-------------------------------------------------------------------------------
December 31, 1992                 -            -            -              -
        Additions           $ 575.0            -            -              -
        Terminations         (375.0)           -            -              -
December 31, 1993             200.0       $ (2.6)       $ 5.0       5.1%/4.5%
        Additions              75.0            -            -              -
        Terminations              -            -            -              -
December 31, 1994             275.0        (18.0)         2.5       5.1%/6.7%
        Additions             100.0            -            -              -
        Terminations          (25.0)           -            -              -
December 31, 1995           $ 350.0       $ (0.8)       $ 0.8       5.1%/6.6%(3)
-------------------------------------------------------------------------------

(1)     Market value of swaps at date indicated.
(2) The economic value which transfers between the parties to these swaps is reported as an adjustment to the effective interest rate on the underlying debt securities and, when positions are closed prior to expiration, any material gain or loss is deferred and amortized over the period remaining in the original term of the swap. The effect of these swaps was to increase (decrease) interest expense by approximately $(4.6) million, $0.5 million and $(0.2) million in 1993, 1994 and 1995, respectively.
(3) Does not include swaps which are hedges of anticipated debt issuance as discussed following.

     In recognition of the fact that the Company had unusually low levels of floating rate debt due, in large part, to the application of cash received from divestitures, beginning in 1993, the Company entered into a number of interest rate swaps which, in general, specified that the Company would pay a LIBOR-based rate on the notional amount of the swap while the counterparty (a commercial bank) paid a fixed rate, for the purpose of subjecting a reasonable portion of the Company's debt portfolio to market interest rate fluctuations. In early 1996, the Company terminated the $250 million of such swaps outstanding, resulting in no material gain or loss.
     In late 1995, the Company entered into $100 million of swaps, in which it agreed to pay a fixed rate of 5.92% on the notional amount for a 5-year period beginning April 1, 1997, while the counterparties pay a LIBOR-based rate, for the purpose of effectively fixing the interest rate on debt expected to be issued in 1997 for refunding purposes. In early 1996, the Company entered into additional swaps for the same period and purpose with a total notional amount of $100 million in which it agreed to pay an average fixed rate of approximately 5.78%.
     In order to take advantage of historically low rates and reduce the Company's exposure to fluctuations in market interest rates arising from its various LIBOR and A1/P1 commercial paper-based financing facilities as described elsewhere herein, in February 1996, the Company entered into two swaps of $50 million notional amount each, beginning in March and June 1996, respectively, and each of which expire at approximately year-end 1997, in which it agreed to pay an average fixed rate of 4.74% while the counterparty pays a LIBOR-based rate. The Company expects that it may enter into additional such swaps in the future.
     None of these interest rate swaps are "leveraged" and, accordingly, do not represent exposure in excess of that suggested by the notional amounts and interest rates and, in general, the future cash flows are measured as the notional amount times the interest rate. Off-balance-sheet credit risk exists to the extent that counterparties to these swaps may fail to perform, although all counterparties are commercial banks which are participants in the Company's revolving credit facility. The Company routinely reviews the financial condition of these banks (utilizing independent monitoring services and otherwise) and believes that the probability of default by any of these counterparties is minimal.

OTHER LONG-TERM FINANCING
The Company has equipment funding agreements ("EFA's") with affiliates of major banks which provide for the purchase of vehicles, major work equipment and, to a lesser extent, computers and other office equipment. For accounting purposes, assets subject to these EFA's receive operating lease treatment, with an initial non-cancellable term of one year. At December 31, 1995 the Company had $14.7 million of available capacity under these EFA's, and capacity under the EFA's will increase by $14 million in July 1996. The EFA's extend through July 1997 unless renewed through mutual agreement of the parties.
     Since late 1994, the Company has offered a Direct Stock Purchase and Dividend Reinvestment Plan ("the DSPP") which affords customers and other interested parties the opportunity to (1) purchase the Company's common stock ("the Shares") directly from the Company, avoiding brokerage fees and commissions and (2) automatically reinvest their dividends in additional Shares. Sales of Shares under the DSPP were immaterial in 1994 and, in 1995, the Company received approximately $9.8 million (net of issuance cost of approximately $0.7 million) from such sales.

RESTRICTIONS ON STOCKHOLDERS' EQUITY AND DEBT
Under the provisions of the Company's revolving credit facility as described preceding, and under similar provisions in certain of the Company's other financial arrangements, the Company's total debt capacity is limited and it is required to maintain a minimum level of stockholders' equity. The Company's total debt is limited to $2,055 million and the Company's ability to reacquire, retire or otherwise prepay its long-term debt prior to its maturity is limited to a total of $200 million. The required minimum level of stockholders' equity was initially set at $675 million at June 30, 1995, increasing annually thereafter by (1) 50% of positive consolidated net income and (2) 50% of the proceeds (in excess of the first $100 million) from any incremental


                                                                 N O R A M   63
equity offering made after June 30, 1995. Based on these restrictions, the Company had incremental capacity for debt issuance, dividends and debt reacquisitions of $416.3 million, $82.0 million and $200 million, respectively, at December 31, 1995.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

------------------------------------------------------------------------------
(millions of dollars)                             December 31,
                                         1995                    1994
------------------------------------------------------------------------------
                                  Carrying     Fair       Carrying      Fair
                                   Amount     Value        Amount      Value
------------------------------------------------------------------------------
FINANCIAL ASSETS
  Investment in Itron (Note 1)    $   50.7    $  50.7     $   32.1    $   32.1
  Natural gas options (Note 8)    $    1.3          -     $    2.2           -
  Natural gas futures (Note 8)           -    $   3.3            -    $   (2.9)
------------------------------------------------------------------------------
FINANCIAL LIABILITIES
  Long-term debt (Note 3)         $1,593.7    $1,677.1    $1,579.0    $1,548.3
  Interest rate swaps (Note 3)           -         0.8           -        18.0
  Natural gas swaps (Note 8)             -    $    2.3           -    $   16.7
------------------------------------------------------------------------------

5. EMPLOYEE BENEFIT PLANS

The Company has two qualified pension plans ("the Qualified Plans") which cover substantially all employees; (1) the plan which covers the Company's employees other than Minnegasco employees and (2) the plan which covers Minnegasco employees. The Qualified Plans provide benefits based on the participant's years of service and highest average compensation. The funding policy for the Qualified Plans is to contribute at least the minimum amount required to be funded as determined by the Company's consulting actuaries. Plan assets are made up of marketable equity and high-grade fixed income securities.
     In addition to the Qualified Plans, the Company maintains certain non-qualified plans which principally consist of (1) a retirement restoration plan which allows participants to retain the benefit to which they would have been entitled under the Qualified Plans except for the federally mandated limits on such benefits or on the level of salary on which such benefits may be calculated and (2) certain supplemental benefit plans which, in the past, were entered into with individual employees or with small groups of employees. Participants in these non-qualified plans are general creditors of the Company with respect to these benefits, as these plans are not funded by the Company in advance of the cash payment of benefits. Expense of approximately $2.1 million, $2.3 million and $4.8 million associated with these non-qualified plans was recorded during 1995, 1994 and 1993, respectively.

64   N O R A M

PENSION PLAN STATUS

------------------------------------------------------------------------------------------------------------------------
(thousands of dollars)                                                             December 31,
                                                                   1995                               1994
------------------------------------------------------------------------------------------------------------------------
                                                          Qualified     Non-Qualified        Qualified     Non-Qualified
                                                            Plans           Plans              Plans           Plans
------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                         $ 439,153                -         $ 353,306               -
------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated plan benefits

        Vested (assuming immediate separation)              304,361        $  18,681           244,339        $ 16,274
        Non-vested                                           32,831            1,660            24,423             377
------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                              337,192           20,341           268,762          16,651
Additional amount related to projected pay increases         75,713              845            52,577           1,955
------------------------------------------------------------------------------------------------------------------------
                Total projected benefit obligation          412,905           21,186           321,339          18,606
------------------------------------------------------------------------------------------------------------------------
        Funded status                                        26,248          (21,186)           31,967         (18,606)
Unrecognized net obligation at January 1                    (12,123)               -           (13,734)               -
Unrecognized prior service costs                                  -            5,529                 -            6,054
Unrecognized net loss from past experience different
        from that assumed and effects of changes
        in actuarial assumptions                             43,840           (1,654)           38,432           (3,554)
------------------------------------------------------------------------------------------------------------------------
Pension prepaid asset (liability)                         $  57,965        $ (17,311)        $  56,665        $ (16,106)
========================================================================================================================

PENSION PLAN RATE ASSUMPTIONS
-------------------------------------------------------------------------------

                                          1995            1994            1993
-------------------------------------------------------------------------------
Discount rate                             7.25%           8.5%            7.25%
Assumed rate of increase in future
        compensation                         4%             4%               4%
Expected long-term rate of return
        on fund assets                      10%            10%              11%
-------------------------------------------------------------------------------

PERIODIC PENSION COST (QUALIFIED PLANS ONLY)
-------------------------------------------------------------------------------

(thousands of dollars)                    1995            1994            1993
-------------------------------------------------------------------------------
Service cost - benefits earned
        during the period            $  9,900         $ 11,757        $  9,799
Interest cost on projected
        benefit obligation             27,097           25,633          26,376
Actual return on plan
        assets                        (36,909)          (3,067)        (24,517)
Amortization and deferral              (1,388)         (33,774)        (15,431)
-------------------------------------------------------------------------------
Net pension cost (credit)            $ (1,300)        $    549        $ (3,773)
===============================================================================

     The Company has an employee savings plan ("the ESP") which covers substantially all employees other than Minnegasco employees. Under the terms of the ESP, employees may contribute up to 12% of total compensation, which contributions up to 6% are matched by the Company. Employer contributions to the ESP of $8.9 million, $8.8 million and $5.2 million were expensed during 1995, 1994 and 1993, respectively. The ESP and the Entex Stock Purchase Plan for salaried employees merged into a single plan effective in June 1993. Under the provisions of its previously existing employee stock purchase plans, Entex made $3.5 million of contributions during 1993. The Minnegasco employees are covered by various thrift and profit sharing plans, the terms of which vary from plan to plan. Expense of approximately $1.4 million, $1.3 million and $1.5 million related to these plans was recorded during 1995, 1994 and 1993, respectively.
     In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees, collectively referred to as "postretirement benefits". The Company provides these benefits under a defined benefit plan for all former employees who retired prior to July 1, 1992, and under a defined contribution plan for all others. A substantial number of the Company's employees may become eligible for postretirement benefits if they are participating in such plans when they reach normal retirement age. Effective January 1, 1993, the Company began to account for these benefits pursuant to Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", which replaced the historical cash method with a method whereby expense is booked as these benefits are earned. As of December 31, 1995, the Company had contributed $1.8 million to an external fund (associated with Minnegasco employees) to provide for these benefits. The Company currently expects that it may fund these benefits utilizing external funding techniques for additional employees in the future.

POSTRETIREMENT BENEFIT PLAN STATUS

-------------------------------------------------------------------------------
(thousands of dollars)                                      December 31,
                                                        1995            1994
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
        Retirees                                     $ 129,425       $ 128,140
        Fully-eligible plan participants                 4,929           5,969
        Other active plan participants                   5,574           5,210
-------------------------------------------------------------------------------
                Total                                  139,928         139,319
Fair value of plan assets                                1,800               -
-------------------------------------------------------------------------------
                                                       138,128         139,319
Unrecognized transition obligation                    (113,261)       (120,977)
Unrecognized prior service cost                              -           1,053
Unrecognized net actuarial (gain) loss                     337            (717)
-------------------------------------------------------------------------------
Accrued postretirement benefit liability             $  25,204       $  18,678
===============================================================================


                                                                 N O R A M   65

     The weighted average discount rate used in determining the accumulated benefit obligation for postretirement benefits was 7.25%, 8.5% and 7.25% for 1995, 1994 and 1993, respectively. The cost of covered health care benefits (for those participants entitled to a defined benefit as a result of having retired prior to July 1, 1992) is assumed to increase by 11% per year initially and then increase at a decreasing rate to an annual and continuing increase of 4.5% after 11 years. Based on these assumptions, a one percentage point increase in the assumed health care cost trend rate would increase the annual net periodic postretirement benefit cost (before any deferral for regulatory reasons) and the accumulated benefit obligation at December 31, 1995 by approximately $0.9 million and $14.6 million, respectively.

POSTRETIREMENT BENEFITS EXPENSE

-------------------------------------------------------------------------------
(thousands of dollars)                 1995             1994             1993
-------------------------------------------------------------------------------
Service cost                          $   291          $   408          $   247
Interest cost on accumulated
        benefit obligation             10,183           10,436           11,670
Amortization of transition
        obligation on a straight
        line basis over 20 years        6,663            6,721            6,721
Deferral of asset loss                   (195)             (87)               -
-------------------------------------------------------------------------------
Net periodic cost                     $16,942          $17,478          $18,638
===============================================================================

     The Company's regulated businesses are subject to the jurisdiction of various regulatory bodies which are in differing stages of establishing policy with respect to the rate treatment of these postretirement benefit costs. The Company has made rate filings concerning these costs which are in various stages of progression through the regulatory process and, in other jurisdictions, the Company has not yet filed rate cases to seek recovery of the SFAS 106 calculated costs (as opposed to the cash costs currently included in rates). In light of this regulatory uncertainty and the guidance provided by authoritative accounting pronouncements concerning the appropriate accounting treatment for the excess of accrual SFAS 106 costs over the amount includable in rates prior to final regulatory determination, at December 31, 1995, the Company had deferred approximately $5.1 million of such costs in certain jurisdictions pending final regulatory actions. This deferral will be subject to continuing review and may require adjustment depending on the ultimate regulatory disposition of these costs.

     The Company has several plans which provide for the issuance of its common stock to employees and directors or provide for the sale of the Company's common stock to these individuals, see Note 6.

6.  STOCK COMPENSATION/STOCK PURCHASE PLANS

--------------------------------------------------------------------------------------------------------------------------------
                                                      Stock Options                          SAR's
                                              ------------------------------        --------------------------     Year Ended,
                                Restricted                     Avg. Exercise                     Avg. Exercise   Charge (Credit)
                                 Stock (1)        Shares         Price/Shr.         Shares         Price/Shr.      to Earnings
--------------------------------------------------------------------------------------------------------------------------------
December 31, 1992                 770,392         312,453         $ 16.59           400,592         $ 12.93          $  1.7
        Granted/Issued            215,885               -               -                 -               -               -
        Forfeited/Expired         (56,588)        (50,880)          15.08           (25,000)          13.00               -
        Exercised                       -               -               -                 -
--------------------------------------------------------------------------------------------------------------------------------
December 31, 1993                 929,689         261,573           16.88           375,592           12.92             1.5
        Granted/Issued            162,284         313,418            6.50                 -               -               -
        Forfeited/Expired        (149,404)        (38,053)          14.49          (250,000)          12.00               -
        Exercised                       -               -               -                -                -               -
--------------------------------------------------------------------------------------------------------------------------------
December 31, 1994                 942,569         536,938           10.99           125,592           14.75            (0.2)
        Granted/Issued            262,461         546,550            5.54                 -               -               -
        Forfeited/Expired        (103,894)       (164,469)          14.05           (32,478)          18.44               -
        Exercised                       -               -               -                 -               -               -
--------------------------------------------------------------------------------------------------------------------------------
December 31, 1995               1,101,136         919,019         $  7.20            93,114        $  13.47        $    0.5
================================================================================================================================

(1) Shares are included when granted. Does not include restricted stock (i) issued to the Company's Chairman in lieu of cash salary or (ii) issued pursuant to the Restricted Stock Plan for Non-Employee Directors as discussed following.

     The Company has an Incentive Equity Plan ("the IEP") intended to facilitate the attraction and retention of key employees and to provide an incentive for superior performance. The IEP provides for the issuance of up to
3.8 million shares of the Company's common stock ("Shares"), no more than 2 million of which may be issued or transferred as Restricted Stock, as well as stock options and stock appreciation rights ("SAR's"). Options and SAR's issued pursuant to the IEP are exercisable for a period of 10 years from the date of issuance and vest at the rate of 1/3 per year, beginning with the year of issuance. At December 31, 1995, options on 94,095 shares at an average exercise price of $6.50/share and all SAR's were vested. Provisions of the IEP determine the amount of these securities initially granted to employees, while the amount ultimately retained by each employee is determined by the Company's performance as measured by the Board of Directors during three-year performance cycles.


66   N O R A M

     While no additional options may be issued pursuant to either plan, some stock options remain outstanding pursuant to (1) a Non-Qualified Stock Option Plan adopted by the Company in 1983, which options expire in 1997 and (2) a former Diversified Energies Plan, which options expire from 1996 to 2000.
     The Company has a Restricted Stock Plan for Non-Employee Directors ("the DRSP") which is intended to assist in attracting and retaining highly qualified individuals to serve as directors of the Company. Shares issued pursuant to the DRSP will not exceed a total of 125,000 and may be Shares of original issuance, treasury Shares or both. At December 31, 1995, a total of 42,096 Shares had been issued pursuant to the DRSP.
     The Company has an Employee Stock Purchase Plan ("the ESPP") which provides employees with an incentive to increase their Share ownership by affording them the opportunity to purchase Shares at a price equivalent to 85% of fair market value. The ESPP provides for payment via payroll deduction and is limited to a total of 2 million Shares, which may be unissued Shares, reacquired Shares, Shares purchased on the open market or a combination thereof.
     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which is effective for transactions entered into in fiscal years beginning after December 15, 1995. SFAS 123 provides the options of
(1) recording compensation expense in accordance with its provisions or (2) continuing the current principles for expense recognition, with disclosure of what expense would have been, had it been computed pursuant to the valuation and recognition methodology in SFAS 123. The Company expects that it will adopt the disclosure option provided for in SFAS 123 and, accordingly, will experience no impact on its earnings subsequent to adoption.

7.      ACQUISITIONS AND DISPOSITIONS

DISTRIBUTION PROPERTY TRANSACTIONS
In September 1994, the Company sold all of its Kansas distribution properties (together with certain related pipeline assets) for approximately $23 million in cash, approximately the carrying value. This system serves approximately 23,000 customers in 14 communities.
     Effective September 1, 1993, the Company completed an exchange of natural gas distribution properties with Midwest Gas ("Midwest"), a unit of Midwest Resources. Under the terms of the exchange, the Company received the Minnesota distribution properties of Midwest (serving 41 communities with approximately 82,000 customers) in exchange for Minnegasco's South Dakota properties (serving 18 communities with approximately 45,000 customers) plus $38 million in cash. The utility properties acquired were recorded at the historical cost of the properties surrendered plus cash paid and no gain or loss was recognized. A gas plant acquisition adjustment of $14 million was recorded, for which the Company is seeking recovery through the regulatory process.
     In February 1993, Minnegasco completed the sale of its Nebraska distribution system to Peoples Natural Gas of Omaha, Nebraska (a division of UtiliCorp United) for $75.3 million in cash plus an additional payment of $17.8 million for net working capital transferred, resulting in an after-tax gain of approximately $15.1 million (net of tax expense of $8.7 million), included in the accompanying Statement of Consolidated Income under the caption "Other, net". This system serves approximately 124,000 customers in 63 eastern Nebraska communities.

LOUISIANA INTRASTATE GAS CORPORATION ("LIG")
In June 1993, the Company completed the sale of LIG to a subsidiary of Equitable Resources, Inc. ("Equitable") for $191 million in cash, resulting in an after-tax gain of approximately $3.4 million (net of tax expense of $14.3 million), included in the accompanying Statement of Consolidated Income under the caption "Other, net", and agreed to indemnify Equitable against certain exposures, for which the Company has established reserves equal to anticipated claims under the indemnity. Contemporaneously with the sale, the Company funded LIG's portion of a litigation settlement in the amount of approximately $21.1 million. This amount had been fully reserved by LIG and has been netted against the gross sales proceeds in the accompanying Statement of Consolidated Cash Flows for 1993 under the caption "Sale of LIG, net of related expenditures".

EXPLORATION AND PRODUCTION
On December 31, 1992, the Company completed the sale of Arkla Exploration Company, its subsidiary engaged in oil and gas exploration and production, to Seagull Energy Corporation ("Seagull") for approximately $397 million in cash. The Company agreed to indemnify Seagull against certain exposures, for which the Company has established reserves equal to anticipated claims under the indemnity. In conjunction with its 1991 sale of Dyco Petroleum Company, the Company established a reserve equal to its maximum exposure under the limited indemnity provisions of the sale agreement.

THE HUNTER COMPANY
In June 1991, the Company acquired The Hunter Company, a Shreveport-based company whose principal assets consisted of approximately 16 Bcf of natural gas reserves, cash and cash equivalents and certain real estate, through an exchange of stock accounted for as a purchase. The Company ultimately issued a total of 1.1 million shares of common stock to effect the acquisition. A majority of the Company's investment in the former Hunter Company assets was conveyed to Seagull Energy Corporation in conjunction with the sale of Arkla Exploration Company as described preceding.

8.      COMMITMENTS AND CONTINGENCIES

MINIMUM LEASE COMMITMENTS AT DECEMBER 31, 1995 (1)
--------------------------------------------------------------------------------
(thousands of dollars)
--------------------------------------------------------------------------------
        1996                                                          $  27,717
        1997                                                             16,390
        1998                                                             14,052
        1999                                                             13,261
        2000                                                             11,566
        2001 and beyond                                                  36,336
--------------------------------------------------------------------------------
                Subtotal                                                119,322
--------------------------------------------------------------------------------
        Less subleases                                                     (906)
--------------------------------------------------------------------------------
                Net                                                   $ 118,416
================================================================================

(1) Principally consisting of rental agreements for building space, data processing equipment and vehicles (including major work equipment).


                                                                  N O R A M  67

Lease payments related to assets transferred under the Company's leasing arrangements (see Note 3) are included in the preceding table for only their primary (non-cancelable) term. Subsequent to the primary term, the Company could terminate its obligations under these arrangements by electing to purchase the relevant assets for an amount approximating fair market value. Total rental expense for all leases was $48.9 million, $36.8 million and $36.5 million in 1995, 1994 and 1993, respectively.

LETTERS OF CREDIT
At December 31, 1995, the Company was obligated under letters of credit totalling approximately $31.2 million which are incidental to its ordinary business operations.

INDEMNITY PROVISIONS
The Company has obligations under indemnification provisions of certain sale agreements, see Note 7.

SALE OF RECEIVABLES
Certain of the Company's receivables are collateral for receivables which have been sold, see Note 3.

GAS PURCHASE CLAIMS
In conjunction with settlements of "take-or-pay" claims, the Company has prepaid for certain volumes of gas, which prepayments have been recorded at their net realizable value and, to the extent that the Company is unable to realize at least the carrying amount as the gas is delivered and sold, the Company's earnings will be adversely affected, although such impact is not expected to be material. In addition to these prepayments, the Company is a party to a number of agreements which require it to either purchase or sell gas in the future at prices which may differ from then-prevailing market prices or which require it to deliver gas at a point other than the expected receipt point for volumes to be purchased. As discussed following, the Company operates an ongoing risk management program designed to eliminate or limit the Company's exposure from its obligations under these purchase/sale commitments. To the extent that the Company expects that these commitments will result in losses over the contract term, the Company has established reserves equal to such expected losses.

TRANSPORTATION AGREEMENT
The Company had an agreement ("the ANR Agreement") with ANR Pipeline Company ("ANR") which contemplated a transfer to ANR of an interest in certain of the Company's pipeline and related assets, representing capacity of 250 MMcf/day, and pursuant to which ANR had advanced $125 million to the Company. The ANR Agreement has been restructured as a lease of capacity and, after refunds of $50 million and $34 million in 1995 and 1993, respectively, the Company currently retains $41 million (recorded as a liability) in exchange for ANR's use of 130 MMcf/day of capacity in certain of the Company's transportation facilities. The level of transportation will decline to 100 MMcf/day in the year 2003 with a refund of $5 million to ANR and the ANR Agreement will terminate in 2005 with a refund of the remaining balance.

CREDIT RISK AND OFF-BALANCE-SHEET RISK
The Company's gas supply, marketing, gathering and transportation activities subject the Company's earnings to variability based on fluctuations in both the market price of natural gas and the value of transportation as measured by changes in the delivered price of natural gas at various points in the nation's natural gas grid. In order to mitigate the financial risk associated with these activities both for itself and for certain customers who have requested the Company's assistance in managing similar exposures, the Company routinely enters into natural gas swaps, futures contracts and options, collectively referred to herein as "derivatives". This use of derivatives for the purpose of reducing exposure to risk is generally referred to as hedging and, through deferral accounting, results in matching the financial impact of these derivative transactions with the cash impact resulting from consummation of the transactions being hedged, see Note 1.
     The futures contracts are purchased and sold on the NYMEX and generally are used to hedge a portion of the Company's storage gas and provide risk management assistance to certain customers, to whom the cost of the derivative activity is generally passed on as a component of the sales price of the service being provided. Futures contracts are also utilized to fix the price of compressor fuel or other future operational gas requirements, although usage to date for this purpose has not been material. The options are entered into with various third parties and principally consist of options which serve to limit the year-to-year escalation from January 1997 to April 1999 in the purchase price of gas which the Company is committed to deliver to a distribution affiliate. These options covered 13.2 Bcf, 30.5 Bcf and 49.3 Bcf at December 31, 1995, 1994 and 1993, respectively and, due to their nature and term, have no readily determinable fair market value. The Company previously established a reserve equal to its projected maximum exposure to losses during the term of this commitment and, accordingly, no impact on earnings is expected. The swaps, also entered into with various third-parties, are principally associated with the Company's marketing and transportation activities and generally require that one party pay either a fixed price or fixed differential from the NYMEX price per MMBtu of gas while the other party pays a price based on a published index. These swaps allow the Company to (1) commit to purchase gas at one location and sell it at another location without assuming unacceptable risk with respect to changes in the cost of the intervening transportation, (2) effectively set the value to be received for transportation of certain volumes on the Company's facilities in the future and (3) effectively fix the base price for gas to be delivered in conjunction with the commitment described preceding. None of these derivatives are held for speculative purposes and, in general, the Company's risk management policy requires that positions taken in derivatives be offset by positions in physical transactions or in other derivatives.
     In the table which follows, the term "notional amount" refers to the contract unit price times the contract volume for the relevant derivative category and, in general, such amounts are not indicative of the cash requirements associated with these derivatives. The notional amount is intended to be indicative of the Company's level of activity in such derivatives, although the amounts at risk are significantly smaller because, in general, changes in the market value of these derivatives are offset by changes in the value associated with the underlying physical transactions or in other derivatives.


68  N O R A M

SWAPS (1)

--------------------------------------------------------------------------------
(Volumes in Bcf's, dollars in millions)

                                   Volume           Volume       Estimated Fair
                                  as Fixed         as Fixed       Market Value
December 31,                     Price Payor    Price Receiver     (Loss) (2)
--------------------------------------------------------------------------------
1995                                235.7            214.3           $  (2.3)
1994                                131.9            114.1             (16.7)
1993                                101.2             82.2           $  (6.6)
--------------------------------------------------------------------------------

FUTURES CONTRACTS (3)

--------------------------------------------------------------------------------
(Volumes in Bcf's, dollars in millions)

                        Purchased                 Sold
                    -------------------     ------------------   Estimated Fair
                               Notional               Notional    Market Value
December 31,        Volume      Amount      Volume     Amount    Gain(Loss) (2)
--------------------------------------------------------------------------------
1995                 15.1       $ 29.6       8.2       $ 18.9       $  3.3
1994                  6.7       $ 13.8       1.7       $  2.8       $ (2.9)
1993                  N/M(4)       N/M       N/M          N/M          N/M
--------------------------------------------------------------------------------

(1) The financial impact of these swaps was to increase earnings by $1.0 million, $2.8 million and $1.0 million during 1995, 1994 and 1993, respectively, as swap transactions were matched with hedged transactions during these periods.
(2) Represents the estimated amount which would have been realized upon termination of the relevant derivatives as of the date indicated. The amount which is ultimately charged or credited to earnings is affected by subsequent changes in the market value of these derivatives and, in the case of certain commitments described preceding, no earnings impact is expected due to existing accruals. Swaps associated with these commitments and included in the above totals had fair market values of $(1.0) million, $(17.6) million and $(5.9) million at December 31, 1995, 1994 and 1993, respectively.
(3) There was no material financial impact from these futures contracts in 1993 or 1994 and the effect during 1995 was to decrease earnings by $4.1 million as futures transactions were matched with hedged transactions.
(4)  Indicates that the item is not material.

     While, as yet, the Company has experienced no significant losses due to the credit risk associated with these arrangements, the Company has off-balance-sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each such contract. In order to minimize this risk, the Company enters into such transactions solely with firms of acceptable financial strength, in most cases limiting such transactions to counterparties whose debt securities are rated "A" or better by recognized rating agencies. For long-term arrangements, the Company periodically reviews the financial condition of such firms in addition to monitoring the effectiveness of these financial contracts in achieving the Company's objectives. Should the counterparties to these arrangements fail to perform, the Company would seek to compel performance at law or otherwise, or to obtain compensatory damages in lieu thereof, but the Company might be forced to acquire alternative hedging arrangements or be required to honor the underlying commitment at then-current market prices. In such event, the Company might incur additional loss to the extent of amounts, if any, already paid to the counterparties. In view of its criteria for selecting counterparties, its process for monitoring the financial strength of these counterparties and its experience to date in successfully completing these transactions, the Company believes that the risk of incurring a significant loss due to the nonperformance of counterparties to these transactions is minimal.

LITIGATION
On August 6, 1993, the Company, its former subsidiary, Arkla Exploration Company ("AEC") and Arkoma Production Company, a subsidiary of AEC, were named as defendants in a lawsuit filed in the Circuit Court of Independence County, Arkansas. On September 20, 1994, the Circuit Court entered an order granting the Company's motion to dismiss. On October 23, 1995, the Supreme Court of Arkansas affirmed the Circuit Court's order granting the Company's motion to dismiss.
     The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of these matters will not be material.

ENVIRONMENTAL MATTERS
The Company and its predecessors operated a manufactured gas plant ("MGP") along the Mississippi River in Minnesota known as the former Minneapolis Gas Works ("FMGW") until 1960. The Company is working with the Minnesota Pollution Control Agency to implement an appropriate remediation plan. There are six other former MGP sites in the Company's Minnesota service territory. Of the six sites, the Company believes that two were neither owned nor operated by the Company; two were owned at one time but were operated by others and are currently owned by others; one is presently owned by the Company but was operated by others; and one was operated by the Company and is now owned by others. The Company believes it has no liability with respect to the sites it neither owned nor operated.
     At December 31, 1995, the Company has estimated a range of $20 million to $177 million for possible remediation of the Minnesota sites. The low end of the range was determined using only those sites presently owned or known to have been operated by the Company, assuming the Company's proposed remediation methods. The upper end of the range was determined using the sites once owned by the Company, whether or not operated by the Company, using more costly remediation methods. The cost estimates for the FMGW site are based on studies of that site. The remediation costs for other sites are based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation of other potentially responsible parties, if any, and the remediation methods used.
     In its 1993 rate case, Minnegasco was allowed $2.1 million annually to recover amortization of previously deferred and ongoing clean-up costs. Any amounts in excess of $2.1 million annually were deferred for future recovery.
In its 1995 rate case, Minnegasco asked that the annual allowed recovery be increased to approximately $7 million and that such costs be subject to a true-up mechanism whereby any over or under recovered amounts, net of certain insurance recover-



                                                                  N O R A M  69
ies, would be deferred until the next rate case. Such accounting was implemented effective October 1, 1995 pending final approval in the existing rate case. At December 31, 1995 and 1994, the Company had net deferred expenses of $2.3 million and $0.2 million, respectively. At December 31, 1995 and 1994, the Company had recorded a liability of $45.2 million and $40.1 million, respectively, to cover the cost of remediation. The Company expects that the majority of its accrual as of December 31, 1995 will be expended within the next five years. In accordance with the provisions of SFAS 71, a regulatory asset has been recorded equal to the liability accrued. The Company is pursuing recovery of these costs from insurers. The Company believes the difference between any cash expenditures for these costs and the amounts recovered in rates during any year will not be material to the Company's overall cash requirements.
     In addition to the Minnesota MGP sites described above, the Company's distribution divisions are investigating the possibility that the Company or predecessor companies may be or may have been associated with other MGP sites in the service territories of the distribution divisions. At the present time, the Company is aware of some plant sites in addition to the Minnesota sites and is investigating certain other locations. While the Company's evaluation of these other MGP sites is in its preliminary stages, it is likely that some compliance costs will be identified and become subject to reasonable quantification. To the extent that such potential costs are quantified, as with the Minnesota remediation costs for MGP described preceding, the Company expects to provide an appropriate accrual and seek recovery for such remediation costs through all appropriate means, including regulatory relief.
     On October 24, 1994, the United States Environmental Protection Agency advised the Company that MRT and a number of other companies have been named under federal law as potentially responsible parties for a landfill site in West Memphis, Arkansas and may be required to share in the cost of remediation of this site. However, considering the information currently known about the site and the involvement of MRT, the Company does not believe that this matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.
     On December 18, 1995, the Louisiana Department of Environmental Quality advised the Company that the Company, through one of its subsidiaries and together with several other unaffiliated entities, had been named under state law as potentially responsible parties with respect to a hazardous substance site in Shreveport, Louisiana and may be required to share in the remediation cost, if any, of the site. However, considering the information currently known about the site and the involvement of the Company and its subsidiaries with respect to the site, the Company does not believe that the matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.
     In addition, the Company, as well as other similarly situated firms in the industry, is investigating the possibility that it may elect or be required to perform remediation of various sites where meters containing mercury were disposed of improperly, or where mercury from such meters may have leaked or been disposed of improperly. While the Company's evaluation of this issue is in its preliminary stages, it is likely that compliance costs will be identified and become subject to reasonable quantification.
     To the extent that potential environmental compliance costs are quantified within a range, the Company establishes reserves equal to the most likely level of costs within the range and adjusts such accruals as better information becomes available. If justified by circumstances within the Company's businesses subject to SFAS 71, corresponding regulatory assets are set up in anticipation of recovery through the ratemaking process. At December 31, 1995 and 1994, the Company had recorded an accrual of $3.3 million (with a maximum estimated exposure of approximately $18 million) for environmental matters in addition to the accrual for MGP sites as discussed preceding, with an offsetting regulatory asset.
     While the nature of environmental contingencies makes complete evaluation impracticable, the Company currently is aware of no other environmental matter which could reasonably be expected to have a material impact on its results of operations, financial position or cash flows.

9. PIPELINE REORGANIZATION
In February 1996, the Company announced a reorganization plan affecting NGT and MRT which resulted in the elimination of approximately 275 positions. The Company expects to record a first-quarter 1996 charge of less than $20 million associated with this plan.



70  N O R A M

REPORT OF INDEPENDENT ACCOUNTANTS

BOARD OF DIRECTORS AND STOCKHOLDERS
NORAM ENERGY CORP.

We have audited the accompanying consolidated balance sheet of NorAm Energy Corp. and Subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income, consolidated stockholders' equity and consolidated cash flows for each of the three years in the period ended
December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NorAm Energy Corp. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                        COOPERS & LYBRAND L.L.P.

Houston, Texas
March 25, 1996


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Company's financial statements and associated data in conformity with generally accepted accounting principles. Some of the amounts are estimates based on judgment of current conditions and circumstances.
     To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of internal accounting and managerial controls, including review of these controls by our independent accountants and internal audit department who have free access to the Audit Committee of the Board of Directors composed of non-employee directors.
     Management continues to improve its controls in response to changes in business conditions and to assure ethical business practices. The independent accountants have been engaged to examine and express an opinion on the Company's annual consolidated financial statements.
     Management believes that the Company's system of internal accounting and managerial controls, including policies and procedures, provides reasonable assurance that in all material respects assets are safeguarded and financial information is reliable. All information in the annual report is consistent with the financial statements.



                                                        N O R A M  71

QUARTERLY INFORMATION (UNAUDITED)

--------------------------------------------------------------------------------------------------------------------
(thousands of dollars)                                                   1995 Quarter Ended
                                                  March 31            June 30           Sept. 30            Dec. 31
--------------------------------------------------------------------------------------------------------------------
Operating revenues                               $  888,148         $  565,842         $  542,611         $  968,078
====================================================================================================================
Gross profit (1)                                 $  346,972         $  219,129         $  217,865         $  323,547
====================================================================================================================
Operating income                                 $  134,719         $   27,263         $   16,119         $  109,204
====================================================================================================================
Income (loss) from continuing operations         $   51,996         $   (7,072)        $  (14,284)        $   34,889
Extraordinary item, less taxes                          (52)                 -                  -                  -
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $   51,944         $   (7,072)        $   (14,284)       $   34,889
====================================================================================================================
Per Share Data (2)
        Continuing operations                    $     0.41         $    (0.07)        $     (0.13)       $     0.26
        Extraordinary item, less taxes                 0.00                  -                   -                 -
--------------------------------------------------------------------------------------------------------------------
                Net income (loss)                $     0.41         $    (0.07)        $     (0.13)       $     0.26
====================================================================================================================
Weighted average shares outstanding                 122,960            123,735             124,103           124,654
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(thousands of dollars)                                                   1994 Quarter Ended
                                                  March 31            June 30           Sept. 30            Dec. 31
--------------------------------------------------------------------------------------------------------------------
Operating revenues                               $1,100,869         $  547,146         $   475,626        $  734,261
====================================================================================================================
Gross profit(1)                                  $  353,766         $  227,138         $   208,524        $  288,993
====================================================================================================================
Operating income                                 $  143,464         $   29,119         $     8,198        $   84,143
====================================================================================================================
Income (loss) from continuing operations         $   55,487         $   (6,375)        $   (21,657)       $   23,836
Loss from discontinued operations, less taxes             -                  -                   -            (2,102)
Extraordinary item, less taxes                            -               (517)                  -              (606)
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $   55,487         $   (6,892)        $   (21,657)       $   21,128
====================================================================================================================
Per Share Data (2)
        Continuing operations                    $     0.44         $    (0.07)        $     (0.19)       $     0.18
        Discontinued operations, less taxes               -                  -                   -             (0.02)
        Extraordinary item, less taxes                    -               0.00                   -              0.00
--------------------------------------------------------------------------------------------------------------------
                Net income (loss)                $     0.44         $    (0.07)        $     (0.19)       $     0.16
====================================================================================================================
Weighted average shares outstanding                 122,370            122,390             122,442           122,492
--------------------------------------------------------------------------------------------------------------------

(1) "Gross profit" is operating revenues less "Cost of natural gas purchased, net".
(2) Income (loss) from continuing operations per common share is based on income or loss from continuing operations less preferred dividend requirements, and all per share data are computed using the weighted average number of the Company's common shares outstanding during each period.


72   N O R A M

                                                                N O R A M    73